
09036973

ON Semiconductor Corporation

2008 ANNUAL REPORT


ON

We Are ON Semiconductor

With its global logistics network and strong product portfolio, ON Semiconductor Corporation (NASDAQ: ONNN) is a preferred supplier of high performance, energy efficient, silicon solutions to customers in the automotive, communication, computer, consumer, industrial/military-aerospace and medical markets. The company's broad portfolio includes power, analog, DSP, mixed-signal, advance logic, clock management, non-volatile memory and standard component devices. For more information, please visit ON Semiconductor's web site at **http://www.onsemi.com**. Information on the company's web site is not incorporated into this annual report.



Letter to Stockholders

Building For the Future

ON Semiconductor® was able to take significant steps towards achieving its vision of becoming the premier worldwide supplier of high performance, energy efficient, silicon solutions. Of note were the successful acquisitions of two companies, AMIS Holdings, Inc. (AMIS) on March 17, 2008, and Catalyst Semiconductor, Inc. (Catalyst) on October 10, 2008.

The acquisition of AMIS expanded ON Semiconductor's product portfolio, adding higher value and higher margin mixed-signal technologies and products - such as custom Application Specific Integrated Circuits (ASICs) - to the company's offerings. More than 88 percent of acquired AMIS custom products are sole-sourced with desirable long product cycles. The addition of the AMIS portfolio complemented the company's existing automotive and industrial businesses and added new end-markets such as military/aerospace and medical. The acquisition of Catalyst has enhanced ON Semiconductor's mixed-signal and analog capabilities as well as adding leading EEPROM technology that complement the company's custom ASIC and power product capabilities.

These acquisitions strengthen ON Semiconductor's position as a leader in efficient power and signal management products and solutions. They also helped fuel the company's revenue growth. ON Semiconductor was able to grow its revenues by approximately 31 percent from 2007. In addition, the company was able to generate approximately $394 million in cash flow from operating activities during the year. From a financial perspective, fiscal 2008 highlights included:

- Total Revenues of $2.055 Billion
- Gross Margin of 36.3 Percent
- Record Year End Cash and Cash Equivalents Balance of $458.7 Million
- Repaid Approximately $430 Million of Long-Term Debt and Capital Lease Obligations (Includes the Repayment of Debt Acquired from AMIS)
- Lowest Net Debt Position in the Company's History of $711 Million

Overall, ON Semiconductor has greatly enhanced its value proposition to customers. In addition to a leadership position in manufacturing and supply chain efficiency, the company now has a full suite of technologies and capabilities that enable it to deliver a breadth of products and solutions ranging from standard discrete devices to full custom ASICs. The additional scale from the acquisitions has also enabled the company to better address the needs of its expanded customer base in the automotive, computing, consumer electronics, communications (wireless and networking), industrial, military/aerospace and medical end-markets. The acquisitions represent a direct investment in the success of its customers and the company.



As we look forward into 2009, there is no denying we are in the midst of one of the most challenging economic environments in our lifetime. The economic uncertainty and reduction of available credit have led to a severe reduction in the overall demand for electronics and semiconductors. While the company's acquisitions greatly enhance its strategic position, they do not fully insulate the company from the impact of a worldwide economic downturn. To ensure the company remains competitive financially, the company has taken a number of pro-active measures to adjust its spending levels to the new economic reality through various permanent and temporary actions. The company is currently consolidating its manufacturing network - having announced the closure of four wafer fabrication facilities. These closures are expected to result in quarterly cost savings of approximately $30 to $40 million. In addition to permanent actions - such as a reduction in workforce to realign its headcount to the new economic environment - the company continues to implement a number of temporary actions. These actions include unpaid time off as a method to temporarily reduce costs while retaining the key human capital of the company. With the actions the company has taken on the strategic front, as well as the actions it is taking on the operational front, the company believes it will emerge from the current economic downturn in a much stronger competitive position.

While 2009 has been and is expected to continue to be a challenging year for the entire semiconductor industry, ON Semiconductor has a long and rich history in semiconductors dating back more than 50 years. The company has been through many challenging economic periods before and is prepared to meet the economic challenges it now faces. ON Semiconductor greatly appreciates the support it has received from its employees, customers, shareholders, partners and suppliers as it builds for the future.



Keith D. Jackson
President and CEO
ON Semiconductor



J. Daniel McCranie
Chairman of the Board
ON Semiconductor



From custom ASICs to standard components, ON Semiconductor is an expert in high performance, energy efficient solutions.

ON Semiconductor is a preferred supplier of power and signal management products and solutions to customers throughout the world. With best in class service and a world class supply chain, the company enables its customers to meet their design challenges successfully. The company's broad portfolio of industry leading products including power-management, analog, DSP, mixed-signal, advanced logic, clock management, circuit protection and standard component devices provide its customers a single supplier that is complete, effective, and efficient.

Selection

ON Semiconductor has a broad selection of energy efficient solutions for a variety of end markets. The company's products help manage power, extend battery life, protect sensitive circuits from electromagnetic and electrostatic discharge and help convert and regulate power in the products we use every day. The company's cutting edge packaging technology and the innovative custom and standard products the company designs enable its customers to meet their consumer driven demands for increased functionality in smaller form factors.

2008 END-MARKET SPLIT

18% AUTOMOTIVE



- Driver Information and Telematics
- Lighting, Safety and Chassis
- Power Train and Body
- Audio and Infotainment

17% INDUSTRIAL and AEROSPACE/MILITARY



- Cockpit Displays
- Guidance Systems
- Automation Controls
- ATE and Instrumentation

24% COMPUTING



- Notebook/Desktop PCs
- Servers/Workstations
- Gaming Boxes, Graphics
- Communications Infrastructure

21% COMMUNICATIONS



- Cell Phones
- Optical Networking
- Switches and Routers
- Wireless Base Stations

17% CONSUMER



- LCD/CRT Displays
- DVD Players
- MP3 Players
- Set-Top Boxes

3% MEDICAL



- Medical Imaging
- Implantable Devices
- Audiology
- Diagnostics



Service

In 2008, ON Semiconductor shipped more than 33 billion products to its customers through its industry leading supply chain and logistics programs. In other words, the company shipped more than five products for every person in the world! ON Semiconductor is committed to operational excellence by efficiently delivering products to its customers exactly where and when they are needed with greater than 95 percent on time delivery to its key customers. ON Semiconductor employees around the world are collaborating to develop new technologies, energy efficient solutions and more efficient ways to do business.

Support

ON Semiconductor works closely with customers to solve power efficiency and signal management issues through its innovative technologies, robust designs and high-value, energy efficient products and solutions. The company continues to expand its global network of Solutions Engineering Centers (SECs), on-site customer design facilities, applications oriented test and design labs and field applications engineers to meet the needs of its expanding customer base. These support functions help the company's customers get their designs off the design bench and into production faster and more efficiently. Through close work with associations, organizations and government entities supporting standards like ENERGY STAR®, the China CSC and European Code of Conduct, the company continues to prove its commitment to delivering leading edge energy efficient solutions to a variety of markets.

Financial Strength

ON Semiconductor demonstrates financial strength and efficiency through strong cash flow, and balanced geographic and end market exposure. The company's ongoing financial transformation and effective use of resources will continue to provide it with opportunities for growth moving forward.

Performance Graph

The following graph shows a comparison of cumulative total stockholder returns for our common stock, the NASDAQ Stock Market Index for U.S. Companies and the Philadelphia Semiconductor Index (SOX) for the past five years. The graph assumes the investment of $100 on December 31, 2003, the last trading day of 2003. No cash dividends have been declared or paid on our common stock. Effective October 25, 2002, our common stock was transferred to the NASDAQ SmallCap Market from the NASDAQ National Market. Effective September 3, 2003, our common stock was transferred back to the NASDAQ National Market. Effective June 23, 2006, our common stock began trading on the NASDAQ Global Select Market. The prices for our common stock used to calculate stockholder returns set forth below reflect the prices as reported by the preceding markets, as applicable. The performance shown is not necessarily indicative of future performance. Our closing price on the last trading day of 2008 was $3.40.

Comparison of 5-Year Cumulative Total Return


$200
$150
$100
$150
0
NASDAQ Composite
ON Semiconductor
SOX
Dec 03
Dec 04
Dec 05
Dec 06
Dec 07
Dec 08

	Dec-03	Dec-04	Dec-05	Dec-06	Dec-07	Dec-08
ON Semiconductor	$100	$69	$86	$117	$138	$53
SOX	$100	$85	$94	$92	$80	$42
NASDAQ Composite	$100	$109	$110	$121	$132	$79

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2008

Or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to

000-30419
(Commission File Number)

ON Semiconductor Corporation
(Exact name of registrant as specified in its charter)

Delaware	**36-3840979**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

5005 E. McDowell Road
Phoenix, AZ 85008
(602) 244-6600
(Address and telephone number, including area code, of principal executive offices)

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $0.01 per share	The NASDAQ Stock Market LLC (NASDAQ Global Select Market)

Securities Registered Pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of voting and non-voting common equity held by non-affiliates of the registrant was $2,909,026,244 as of June 27, 2008, based on the closing sale price of such stock on the NASDAQ Global Select Market on that date. Shares held by executive officers, directors and persons owning directly or indirectly more than 10% of the outstanding common stock (as applicable) have been excluded from the preceding number because such persons may be deemed to be affiliates of the registrant.

The number of shares of the registrant's common stock outstanding at February 20, 2009 was 411,874,486

Documents Incorporated by Reference

Portions of the registrant's Proxy Statement relating to its 2009 Annual Meeting of Stockholders to be filed pursuant to Regulation 14A within 120 days after the registrant's year ended December 31, 2008 are incorporated by reference into Part III of this Form 10-K.

ON SEMICONDUCTOR CORPORATION

FORM 10-K

TABLE OF CONTENTS

PART I

Item 1. *Business*

Business Overview

ON Semiconductor Corporation and its subsidiaries ("we," "us," "our," "ON Semiconductor," or the "Company") are a global supplier of power, analog, digital signal processing, mixed signal, advanced logic, data management semiconductors, memory and standard component devices. We design, manufacture and market an extensive portfolio of semiconductor components that address the design needs of sophisticated electronic systems and products. Our power management semiconductor components control, convert, protect and monitor the supply of power to the different elements within a wide variety of electronic devices. Our custom application specific integrated circuits use analog, digital signal processing, mixed-signal and advanced logic capabilities to act as the brain behind many of our automotive, medical, military, aerospace, consumer and industrial customers' unique products. Our data management semiconductor components provide high-performance clock management and data flow management for precision computing and communications systems. Our standard semiconductor components serve as "building block" components within virtually all electronic devices. These various products fall into the logic, analog and discrete categories used by the World Semiconductor Trade Statistics ("WSTS") group.

We serve a broad base of end-user markets, including power supply, automotive, communications, computer, consumer, medical, industrial, mobile phone and military/aerospace. Applications for our products in these markets include portable electronics, computers, game stations, servers, automotive and industrial automation control systems, routers, switches, storage-area networks and automated test equipment.

Our extensive portfolio of devices enables us to offer advanced integrated circuits and the "building block" components that deliver system level functionality and design solutions. Our product portfolio increased from approximately 29,300 products in 2007 to approximately 46,700 products in 2008, due to new product introductions and acquisitions, and we shipped approximately 33.3 billion units in 2008 as compared to 32.6 billion units in 2007. We specialize in micro packages, which offer increased performance characteristics while reducing the critical board space inside today's ever shrinking electronic devices. We believe that our ability to offer a broad range of products provides our customers with single source purchasing on a cost-effective and timely basis.

We are organized into five primary operating segments, which also represent five reporting segments: automotive and power regulation, computing, digital and consumer, standard products (which include products that are sold in many different end-markets) and custom and foundry product group. Each of our major product lines has been assigned to a segment, as illustrated in the table below, based on our operating strategy. Because many products are sold into different end markets, the total revenue reported for a segment is not indicative of actual sales in the end market associated with that segment, but rather is the sum of the revenues from the product lines assigned to that segment. Our custom and foundry product group includes parts manufactured for other semiconductor companies, principally in our Gresham, Oregon facility as well as custom products from our acquisition of AMIS Holdings, Inc. ("AMIS"). From time to time, we reassess the alignment of our product families and devices to our operating segments and may move product families or individual devices from one operating segment to another.

Automotive & Power Regulation	Computing Products	Digital & Consumer Products	Standard Products	Custom and Foundry Product Group
AC-DC Conversion	Low & Medium MOSFET	Analog Switches	Bipolar Power	Manufacturing Services
Analog Automotive	Power Switching	Filters	Thyristor	Custom Products
DC-DC Conversion	Signal & Interface	Low Voltage	Small Signal	
Rectifier			Zener	
Auto Power			Protection	
LDO & Vregs			High Frequency	
			Standard Logic	
			Memory Products	

We have approximately 487 direct customers worldwide, and we also service approximately 519 significant original equipment manufacturers indirectly through our distributor and electronic manufacturing service provider customers. Our direct and indirect customers include: (1) leading original equipment manufacturers in a broad variety of industries, such as Motorola, Delta, Hewlett-Packard, Hella, Schneider, GE, Samsung, Continental Automotive Systems, Siemens, Honeywell, Apple, Dell, Nokia, Intel, and Sony; (2) electronic manufacturing service providers, such as Flextronics, Jabil and (3) global distributors, such as Arrow, Avnet, EBV Elektronik, Future, Solomon Enterprise and World Peace.

We currently have major design operations in Arizona, Rhode Island, Idaho, California, Texas, Oregon, China, Romania, Slovakia, the Czech Republic, Korea, Belgium, Canada, Germany, Bulgaria, Ireland, and France, and we currently operate manufacturing facilities in Arizona, Oregon, Idaho, Belgium, China, the Czech Republic, Japan, Malaysia, the Philippines, Slovakia and Thailand. In the first quarter of 2007 and continuing through the first quarter of 2009, we announced the closing of two of our Arizona manufacturing facilities adjacent to our headquarters offices, two of our Piestany, Slovakia manufacturing facilities and one of our Idaho manufacturing facilities for cost savings purposes. The wafer manufacturing that took place at these facilities has been and continues to be transferred to our off-shore, low-cost manufacturing facilities. On February 4, 2009, we announced plans to close our remaining Arizona manufacturing facility adjacent to our headquarters offices for cost savings purposes. The closure is expected to impact approximately 350 employees, resulting in total cash charges of $8.0 million to $10.0 million beginning in the first quarter of 2009. The resulting cost savings is expected to approximate $9.0 million per quarter compared to the third quarter of 2008, with the full benefits expected to be realized in the second quarter of 2010. The remaining unused property and buildings associated with our headquarters offices are currently being marketed for sale or lease. We will maintain our headquarters offices and any remaining manufacturing facilities on the portions of the property that are not for sale.

Company History and Capital Structure

Formerly known as the Semiconductor Components Group of the Semiconductor Products Sector of Motorola, Inc., we were a wholly-owned subsidiary of Motorola prior to August 4, 1999. We continue to hold, through direct and indirect subsidiaries, substantially all the assets and operations of the Semiconductor Components Group of Motorola's Semiconductor Products Sector. On August 4, 1999, we were recapitalized (the "recapitalization") and certain related transactions were effected pursuant to an agreement among us, our principal domestic operating subsidiary, Semiconductor Components Industries, LLC ("SCI LLC"), Motorola and affiliates of Texas Pacific Group ("TPG"). During 2007, TPG sold all of its remaining shares of our common stock and ceased being our principal stock holder.

Company Mergers and Acquisitions

On May 15, 2006, we, through our principal domestic operating subsidiary, SCI LLC, purchased LSI Logic Corporation's ("LSI") Gresham, Oregon wafer fabrication facility, including real property, tangible personal property, certain intangible assets, other specified manufacturing equipment and related information. The assets purchased included an approximately 83 acre campus with an estimated 500,000 square feet of building space of which approximately 98,000 square feet is clean room. We hired substantially all of the manufacturing and engineering employees working at the Gresham wafer fabrication facility at the time of purchase.

On December 31, 2007, we purchased from Analog Devices, Inc. and its subsidiaries ("ADI") certain assets, including property, plant and equipment and intellectual property rights related to ADI's voltage regulation and thermal monitoring products for its computing applications business ("PTC Business"). As part of the purchase, we offered employment to substantially all of ADI's employees involved in the PTC Business. We also entered into several ancillary agreements, including a licensing agreement, a one-year manufacturing supply agreement with ADI as the supplier, a transition services agreement, and an escrow agreement covering certain post-closing indemnification obligations of ADI. The total acquisition cost of $148.0 million of cash included $147.0 million paid to ADI for the PTC Business and approximately $1.0 million in legal, accounting and appraisal fees related to the transaction. In addition, the Company entered into a $36.9 million supply agreement for inventory. As a result of the acquisition, we have benefited from the technical expertise, customer relationships and power management know-how of the PTC Business and its employees. This acquisition expands our overall computing power management business and increased our notebook power management marketshare. See Note 5: "Acquisitions" of the notes to our audited consolidated financial statements included elsewhere in this report for further discussion.

On March 17, 2008, we completed the purchase of AMIS, whereby AMIS became our wholly-owned subsidiary. At the effective time of the merger, each issued and outstanding share of common stock of AMIS was converted into 1.15 shares of our common stock. The aggregate purchase price was approximately $939.7 million, which included common stock, restricted stock units ("RSUs"), options and warrants issued and estimated direct transaction costs. We believe the combination has enhanced and will enhance shareholder value by (1) accelerating our transformation from a discrete supplier to a key supplier with scale; (2) strengthening our end-market presence, facilitating our entry into new markets and deepening customer relationships; (3) obtaining significant scale and cash flow generation; and (4) achieving cost savings by leveraging our operational excellence and increasing the activity in our Gresham, Oregon wafer fabrication facility. See Note 5: "Acquisitions" of the notes to our audited consolidated financial statements included elsewhere in this report for further discussion.

On October 10, 2008, we completed the purchase of Catalyst Semiconductor, Inc. a Delaware corporation ("Catalyst"), whereby Catalyst became our wholly-owned subsidiary. At the effective time of the merger, each issued and outstanding share of common stock of Catalyst was converted into 0.706 shares of our common stock. The aggregate purchase price was approximately $121.7 million, which includes common stock, RSU's, options and warrants issued and estimated direct transaction costs. We believe the combination has enhanced and will enhance shareholder value by (1) accelerating our higher margin analog products for the digital consumer market; (2) providing entry into the EEPROM business; (3) leveraging scale to drive growth in the business; and (4) achieving cost savings by leveraging our operational excellence and increasing the activity in our Gresham, Oregon wafer fabrication facility. See Note 5: "Acquisitions" of the notes to our audited consolidated financial statements included elsewhere in this report for further discussion.

Debt Financings and Cost Savings Initiatives

Since our 1999 recapitalization, we have had relatively high levels of long-term debt as compared to our principal competitors. During 2002 and 2003, we engaged in several debt refinancing transactions, which extended a portion of our debt maturities. Some of the transactions that extended our debt maturities also resulted in an increase in our overall interest expense and others lowered our overall interest expense. In connection with these transactions, we amended our senior bank facilities to, among other things, make our financial covenants less restrictive on the whole.

Since 2003, we began undertaking measures to reduce our long-term debt and related interest costs. As a result of these measures, we reduced our total debt from $1,302.9 million as of December 31, 2003 to $1,169.3 million as of December 31, 2008. We also reduced our interest expense from $151.1 million for the year ended December 31, 2003 to $38.3 million for the year ended December 31, 2008.

See "Management's Discussion and Analysis of Financial Condition and Results of Operations", Note 8: "Long-Term Debt" and Note 10: "Common Stock, Treasury Stock and Net Income (Loss) Per Share" of the notes to our audited consolidated financial statements included elsewhere in this report for further details on these financing activities that led to our reduced debt levels and annual interest expense.

Although we have production at several locations, we have initiated process improvements and selective capital acquisitions that we expect will increase our overall capacity. Our profitability enhancement programs will continue to focus on:

- consolidating manufacturing sites to improve economies of scale;
- transferring production to lower cost regions;
- increasing die manufacturing capacity in a cost-effective manner by moving production from 4" and 6" to 8" wafers, resulting in an increase in the number of die per square inch;
- reducing the number of product platforms and process flows; and
- focusing production on profitable product families.

Products and Technology

The following table provides information regarding our primary operating segments:

	Automotive & Power Regulation	Computing Products	Digital & Consumer Products (1)	Standard Products (1)	Custom and Foudry Product Group
Revenues					
2008	\$432.5 million	\$430.7 million	\$176.8 million	\$488.5 million	\$526.3 million
2007	\$436.9 million	\$356.5 million	\$178.5 million	\$497.9 million	\$96.4 million
2006	\$418.2 million	\$347.3 million	\$160.5 million	\$505.2 million	\$100.6 million
Primary product function	Power conditioning and switching in a broad range of applications.	Power management for V_{CORE}, DDR Memeory and chipsets.	System power management and RF EMI filtering for digital portable devices.	Power control, interface and data protection in a broad range of products.	Custom and ASSP mixed signal and structured digital solutions for a broad range of applications.
Types of product	Amplifiers, comparators, voltage regulators and references, AC-DC/ DC-DC converters, rectifiers, ignition insulated gate bipolar transistors (IGBT's), high voltage MOS field effect transistors (MOSFET's).	V_{CORE} controllers, DDR memeory controllers, low and medium voltage MOSFETs	Filters, DC-DC converters, FETs, Op Amps, analog switches, LED drivers.	ESD protection, TVS Zeners, clock distribution and PLLs; MicroIntegration™, MiniGate ™ logic, small signal transistors, zeners, standard logic integrated circuits, bipolar power transistors, small signal diodes, thyristors and memory products.	In-vehicle networking (IVN) transceivers; Motor control ASSPs; ultra-low power audio digital signal processors (DSP); mixed-signal application-specific ICs for automotive, medical and industrial markets; custom digital ICs for high-speed communications and military/aerospace applications
Representative original equipment manufacturers customers and end users	Delta Continental Automotive Flextronics Delphi Jabil Samsung Lite-On Celestica Emerson Motorola	Flextronics Celestica Seagate Sony Ericsson Continental Automotive Jabil Motorola LG Delta Delphi	Samsung LG Sony Ericsson Motorola ZTE Hong Kong LTD Flextronics Seagate Continental Automotive Jabil M-Flex Assembly	Flextronics Continental Automotive Motorola Sony Ericsson Jabil Delta Delphi LG Seagate Sony	Hella Continental Honeywell Alcatel-Lucent Boston Scientific Schneider Siemens General Electric Starkey Laboratories Valeo

(1) Segment revenues from external customers for the year ended 2006 have been recast to reflect the product alignment that existed at December 31, 2007, for comparability purposes. Specifically, certain product families previously incorrectly aligned under the Standard Products Group have been realigned under the Digital and Consumer Products Group.

Automotive and Power Regulation Group. The explosion in higher performance consumer and computing devices has fueled energy consumption growth, which is driving strong demand for highly efficient power supplies needed to charge and run them. Similarly, the proliferation of electronic subsystems in automobiles (the value of the electronic content now exceeds that of the metal in many cars) has put tremendous stress on the existing 12 volt electrical backbone of automobiles. Power efficiency has become a critical issue as more and more electronic features are added. We are a global supplier of power management analog products. We have a complete power management portfolio in the six major product categories, which include DC-DC converters, AC-DC converters, analog automotive, rectifier, auto power and LDO and voltage regulators. In the automotive space, we are a global supplier of power management and protection devices including linear regulators and ignition Insulated Gate Bipolar Transistors ("IGBT's").

Computing Products Group. As computing platforms, both desktop and portable, evolve from data-processing systems (database manipulation, word processing and spreadsheets) to signal processing systems (audio, video, and wireless communications) the core processors need to be more and more powerful. More powerful processors in turn require more efficient power supplies and more efficient use of power on the motherboard and subsequent peripherals. The Computing Products Group is focused on delivering efficient controllers and power MOSFETs for power management in VCORE, DDR, and chipsets for audio, video, and graphics processing subsystems. We believe our success in these markets is attributable to our superior technology, and manufacturing and supply chain capabilities, which are needed to serve this high-volume market.

Digital and Consumer Products Group. The focus of the Digital and Consumer Products Group is on wireless handsets and portable devices such as PDAs, MP3s, and GPS. Digital portable devices such as cell phones, PDAs, MP3s, and GPS have become multi-functional devices incorporating many options including wireless communications, audio, video, and camera functions. There is a premium on being able to integrate stand alone functions into sub systems and extremely small packages. We have a broad portfolio of products and solutions that serve this space in industry leading micro-packages. The four application areas in which we have a significant position are: system power management with FETs and DC-DC converters; EMI and RF filtering; audio and video signal distribution with analog switches and op amps; and LED lighting solutions for LCD screens and camera flash.

Standard Products Group. We serve a broad base of end-user markets, including consumer electronics, computing, wireless communications, automotive electronics, industrial electronics, medical and networking via four major product categories, which include standard diode & transistor products, over-voltage protection products, standard logic products and high frequency products. We supply small signal and power bipolar discrete semiconductors in required building blocks known as diodes and transistors, as well as combinations of these functions. Our discrete semiconductor components are used in circuits across every end-segment; with no one segment demanding a large share of our capacity, to provide power switching, conditioning, protection, signal amplification or voltage reference functions. Most of our new devices are packaged in industry leading micro packages allowing them to be easily designed into the latest portable consumer devices. IC's are getting smaller with greater functionality leaving no room for integrated protection. Protection on input/output ports becomes a critical issue for designers both from a point of view of manufacturability and product robustness once it is in the hands of the consumer. We offer a complete line of industry leading ESD and Zener TVS devices that provide a robust energy-absorption-to-footprint ratio. The standard logic products include various legacy families (VHC, LCX, Metal Gate, and HC) as well as a growing family of MiniGate ™ (small 1, 2 and 3 gate logic) and voltage translators. System designers require standard logic to provide signal conditioning, isolation and voltage level translation between IC's and system boards. These new products offer reduced power consumption and system integration solutions in ultra small space saving packages. The clock and data management products are comprised of our PureEdge ™ Phase Locked Loop ("PLL") timing functions and high frequency Emitter Coupled Logic ("ECL"). The PureEdge™ family includes low phase noise jitter clock synthesizers and clock modules that are targeted at replacing traditional crystal oscillators. We design and deliver application specific integrated circuits using advanced technologies that address the high performance needs of communication and networking switches, high end servers, high performance work stations, storage networks and precision measurement test systems. We enable application specific designs for today's advanced networks, including Asynchronous Transfer Mode ("ATM"), Enterprise Networks, Storage Area Networks ("SAN") and Internet Protocol ("IP") applications.

Custom and Foundry Products Group. We specialize in the design and manufacture of customer-specific and standard semiconductor products for the automotive, medical, industrial, communications, and military and aerospace markets. Applications in these markets require electronic products to interact with the real world through analog signals, including light, heat, pressure, power, and radio waves. These analog signals are captured, processed, controlled and converted into digital signals using mixed-signal technologies in the products we provide. These mixed-signal products combine analog and digital circuitry on a single integrated circuit ("IC") to perform various functions ranging from low power signal processing used in medical applications to "smart power" integration necessary for rugged high voltage or high temperature automotive and industrial environments. Many of these products are customer-specific and are developed in accordance with our customers' specifications and requirements. We work closely with our customers to leverage our design and manufacturing expertise to continually increase the differentiation and competitiveness of their product offerings. As a result, we have developed strong relationships with our key customers, many of whom enjoy industry leading positions in their markets.

Customers

We have been doing business with 46 of our 50 largest customers for more than five years. Sales agreements with customers are renewable periodically and contain certain terms and conditions with respect to payment, delivery, warranty and supply but do not require minimum purchase commitments. Most of our original equipment manufacturer customers negotiate pricing terms with us on an annual basis near the end of the calendar year, while our other customers, including electronic manufacturer service providers, generally negotiate pricing terms with us on a quarterly basis. Our products are ultimately purchased for use in a variety of end markets, including computing, automotive electronics, consumer electronics, industrial electronics, wireless communications, networking and military and aerospace. Sales to customers of 10% or more of revenues were as follows: Avnet 11% in 2008, Avnet 11% in 2007, Avnet 11% in 2006, Avnet 13% and Motorola 10% in 2005 and Avnet 12% in 2004.

We generally warrant that products sold to our customers will, at the time of shipment, be free from defects in workmanship and materials and conform to our approved specifications. Subject to certain exceptions, our standard warranty extends for a period that is the greater of (i) three years from the date of shipment or (ii) the period of time specified in the customer's standard warranty (provided that the customer's standard warranty is stated in writing and extended to purchasers at no additional charge). Generally, our customers may cancel orders 30 days prior to shipment without incurring a significant penalty. For additional information regarding agreements with our customers, see "Backlog" below.

End Market for Our Products

The following table sets forth our principal end-user markets, the estimated percentage (based in part on information provided by our distributors and electronic manufacturing service providers) of our revenues generated from each end-user market during 2008, sample applications for our products and representative original equipment manufacturer customers and end users.

	Computing	Consumer Electronics	Automotive Electronics	Industrial Electronics	Wireless Communications	Networking	Military and Aerospace	Medical
Approximate percentage of our 2008 revenues	24%	17%	18%	15%	16%	5%	2%	3%
Sample applications	•Computer monitors	•DVD players, cable decoders, set-top boxes and satellite receivers	•4 wheel drive controllers	•Industrial automation and control systems	•Cellular phones (analog and digital)	•Routers and switches	•Cockpit displays	•Medical imaging
	•Disk drives	•Home security systems	•Airbags	•Lamp ballasts (power systems for fluorescent lights)	•Pagers	•Fiber optic networking	•Guidance systems	•Cardiac Rhythm Management
	•PC motherboards	•Photocopiers	•Antilock braking systems	•Large household appliances	•Wireless modems and wireless local area networks	•Cellular base stations and infrastructure	•Munitions	•Glucose Monitoring
	•Notebook power supplies	•Scanners	•Automatic door locks and windows	•Electric motor controllers		•Ethernet cards and other network controllers	•Infrared imaging	•Hearing aids and Cochlear implants
		•Small household appliances	•Automatic transmissions	•Power supplies for manufacturing equipment		•High speed modems (cable, xDSL and ISDN)	•Portable Communication Devices	•Defibrillators
		•Smartcards	•Automotive entertainment systems	•Surge protectors		•PBX telephone systems	•Aircraft Networking and Compute Engines	•Neurostimulators
		•TVs, VCRs and other audio-visual equipment	•Engine management and ignition systems	•Thermostats for industrial and consumer applications		•Network controllers	•Aircraft Communication	
		•Power supplies for consumer electronics	•Fuel injection systems	•Automatic test equipment				
			•GPS and other navigation systems					
			•LIN/CAN multiplexing					

	Computing	Consumer Electronics	Automotive Electronics	Industrial Electronics	Wireless Communications	Networking	Military and Aerospace	Medical
Representative original equipment manufacturer customers and end users	•Foxconn	•Microsoft	•Continental Automotive	•Delta	•Sony Ericson	•Cisco	•Honeywell	•Boston Scientific
	•Delta	•Samsung	•Delphi	•Emerson	•LG	•Ericsson	•Raytheon	•Starkey Laboratories
	•Asustek	•Foxconn	•Visteon	•Siemens	•Samsung	•ZTE	•Rockwell Collins	•St. Jude Medical
	•Kinpo	•LG	•TRW	•Agilent	•Motorola	•Alcatel	•Harris	•Abbott Laboratories
	•Seagate	•Sony	•Bosch	•Tyco	•Mobile-PCS	•Nokia	•BAE	•Advanced Bionics
	•Quanta	•Asustek	•Johnson Controls	•Verifone	•Huawei Tech Co.	•Siemens	•L3	•ELA Medical
	•Lite-On	•Bennywave	•Magneti Marelli	•YST	•ZTE	•Delta	•Thales	•Medtronic
	•HP	•Philips	•Lear	•Siemens	•V. Tech	•Nortel	•Northrup	•IntriCon
	•Microstar	•Ecostar	•Hyundai	•Oram	•Delta	•Tellabs	•Airbus	•Philips
	•Scientific	•Scientific Atlanta	•Valeo	•Honeywell		•Adtran		
				•Bosch		•ECI Telecom		

Original Equipment Manufacturers. Direct sales to original equipment manufacturers accounted for approximately 49% of our revenues in 2008, 39% of our revenues in 2007, and 38% of our revenues in 2006. These customers include a variety of companies in the electronics industry such as Motorola, Delta, Hewlett-Packard, Samsung, Siemens, Apple, Dell, Nokia, Intel, and Sony, and in the automotive industry include Continental Automotive Systems, DaimlerChrysler, Delphi, TRW and Visteon. We focus on three types of original equipment manufacturers: multi-nationals, selected regional accounts and target market customers. Large multi-nationals and selected regional accounts, which are significant in specific markets, are our core original equipment manufacturer customers. The target market customers in the communications, power management and standard analog and the high frequency clock and data management markets are original equipment manufacturers that are on the leading edge of specific technologies and provide direction for technology and new product development. Generally, our original equipment manufacturer customers do not have the right to return our products other than pursuant to the provisions of our standard warranty.

Distributors. Sales to distributors accounted for approximately 40% of our revenues in 2008, 50% of our revenues in 2007 and 48% of our revenues in 2006. Our distributors, which include Arrow, Avnet, EBV Elektronik, Future, Solomon Enterprise and World Peace resell to mid-sized and smaller original equipment manufacturers and to electronic manufacturing service providers and other companies. Sales to distributors are typically made pursuant to agreements that provide return rights with respect to discontinued or slow-moving products. Under certain agreements, distributors are allowed to return any product that we have removed from our price book. In addition, agreements with our distributors typically contain standard stock rotation provisions permitting limited levels of product returns. However, since we defer recognition of revenue and gross profit on sales to distributors until the distributor resells the product, due to our inability to reasonably estimate up front the effect of the returns and allowances with these distributors, sales returns have minimal impact on our results of operations.

Electronic Manufacturing Service Providers. Direct sales to electronic manufacturing service providers accounted for approximately 11% of our revenues in 2008, 10% of our revenues in 2007, and 14% of our revenues in 2006. Our largest electronic manufacturing service customers are Flextronics, Jabil and Celestica. These customers are manufacturers who typically provide contract manufacturing services for original equipment manufacturers. Originally, these companies were involved primarily in the assembly of printed circuit boards, but they now typically provide design, supply management and manufacturing solutions as well. Many original equipment manufacturers now outsource a large part of their manufacturing to electronic manufacturing service providers in order to focus on their core competencies. We are pursuing a number of strategies to penetrate this increasingly important marketplace.

See Part II, Item 7 "Management Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this report for revenues by geographic locations.

Manufacturing Operations

We operate our manufacturing facilities either directly or through a joint venture. Nine of these facilities are front-end wafer sites located in Belgium, the Czech Republic, Japan, Malaysia, Slovakia and the United States, and five of such facilities are assembly and test sites located in China, Malaysia, Philippines and Thailand. In addition to these manufacturing and assembly operations, our facility in Roznov, Czech Republic manufactures silicon wafers that are used by a number of our facilities.

The table below sets forth information with respect to the manufacturing facilities we operate either directly or through our joint venture, as well as the reporting segments that use these facilities. The sizes of the locations represent the approximate gross square footage of each site's building and include, among other things, manufacturing, laboratory, warehousing, office, utility, support and unused areas.

Location	Products	Size (sq. ft.)
Front-end Facilities:		
Phoenix, Arizona	Automotive and Power Regulation, Computing Products, Digital and Consumer Products, Standard Products, and Manufacturing Services	1,260,000
Gresham, Oregon	LSI Foundry of VLSI Digital Logical Products and Computing Products	500,000
Pocatello, Idaho,	Custom and Foundry Product Group	443,000
Piestany, Slovakia	Automotive and Power Regulation, Computing Products, Digital and Consumer Products, and Standard Products	906,000
Roznov, Czech Republic	Automotive and Power Regulation, Computing Products, and Digital and Consumer Products	441,000
Aizu, Japan	Automotive and Power Regulation, Computing Products, Digital and Consumer Products, and Standard Products	282,000
Oudenaarde, Belgium	Custom and Foundry Product Group	167,928
Seremban, Malaysia (Site-2)	Automotive and Power Regulation, Digital and Consumer Products, and Standard Products	115,000
Back-end Facilities:		
Leshan, China	Automotive and Power Regulation, Digital and Consumer Products, and Standard Products	372,000
Seremban, Malaysia (Site-1)	Automotive and Power Regulation, Computing Products, Digital and Consumer Products, and Standard Products	291,000
Calamba, Philippines	Custom and Foundry Product Group	221,269
Carmona, Philippines	Automotive and Power Regulation, Computing Products, Digital and Consumer Products, and Standard Products	204,000
Bangkok, Thailand	Memory	8,999
Other Facilities:		
Roznov, Czech Republic	Automotive and Power Regulation, Computing Products, and Digital and Consumer Products	200,000
Santa Clara, California	Memory	41,965

We operate an assembly and test operations facility in Leshan, China. This facility is owned by a joint venture company, Leshan-Phoenix Semiconductor Company Limited ("Leshan"), of which we own a majority of the outstanding equity interests. Our investment in Leshan has been consolidated in our financial statements. Our joint venture partner, Leshan Radio Company Ltd, is formerly a state-owned enterprise. Pursuant to the joint venture agreement, requests for production capacity are made to the board of directors of Leshan by each shareholder of the joint venture. Each request represents a purchase commitment by the requesting shareholder, provided that the shareholder may elect to pay the cost associated with the unused capacity (which is generally equal to the fixed cost of the capacity) in lieu of satisfying the commitment. We committed to purchase 75 % of Leshan's production capacity in 2008, 81% in 2007 and 85% in 2006 and are currently committed to purchase approximately 73% of Leshan's expected production capacity in 2009. In 2008, we incurred $0.8 million in underutilization charges. In 2007 and 2006, we did not incur any underutilization charges. As part of our manufacturing agreements with Leshan, we supply die used in the production process.

The Leshan facility is one of our lowest cost manufacturing operations, and we anticipate that any future expansion of our manufacturing capacity would involve this facility. In June 2002, we obtained approval from the Chinese government for the Leshan joint venture to invest up to $231 million in semiconductor operations, which is in addition to the $278 million originally approved. In 2004, we committed to make capital contributions of approximately $25 million to this joint venture by 2012, subject to market conditions. We have the ability to time these expenditures at our discretion to meet market demand.

In 2006, we acquired an additional interest in our investment in Leshan for $9.2 million, for which the incremental interest in the underlying net tangible and identifiable intangible assets had an estimated fair value of $5.4 million resulting in $3.8 million of goodwill.

We also use third-party contractors for some of our manufacturing activities, primarily for wafer fabrication and the assembly and testing of finished goods. Our agreements with these contract manufacturers typically require us to forecast product needs and commit to purchase services consistent with these forecasts. In some cases, longer-term commitments are required in the early stages of the relationship. These contract manufacturers, including AIT, ASE, KEC, MagnaChip, Phenitec, Amkor and PSI, accounted for approximately 31%, 22% and 24% of our manufacturing costs in 2008, 2007 and 2006, respectively.

Raw Materials

Our manufacturing processes use many raw materials, including silicon wafers, gold, copper lead frames, mold compound, ceramic packages and various chemicals and gases. We obtain our raw materials and supplies from a large number of sources generally on a just-in-time basis, and material agreements with our suppliers that impose minimum or continuing supply obligations are reflected in our table showing commitments, contingencies and indemnities in Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this report. From time to time, suppliers may extend lead times, limit supplies or increase prices due to capacity constraints or other factors. Although we believe that supplies of the raw materials we use are currently and will continue to be available, shortages could occur in various essential materials due to interruption of supply or increased demand in the industry.

Sales, Marketing and Distribution

As of December 31, 2008, our global sales and marketing organization consisted of approximately 662 professionals operating out of approximately 38 offices which serve customers in 68 countries. We support our customers through logistics organizations and just-in-time warehouses. Global and regional distribution channels further support our customers' needs for quick response and service. We offer efficient, cost-effective internet-based applications support from our laboratories in the Czech Republic, China and the United States. Through on-line connectivity, applications developed in one region of the world are now instantaneously available to all other regions. We continue to monitor our freight and logistical support operations for potential cost savings.

Patents, Trademarks, Copyrights and Other Intellectual Property Rights

We market our products under our registered trademark ON Semiconductor® and our ON logo. We own rights to a number of patents, trademarks, copyrights, trade secrets and other intellectual property directly related to and important to our business. In connection with our 1999 recapitalization, Motorola assigned, licensed or sublicensed to us, as the case may be, certain intellectual property to support and continue the operation of our business. As of January 15, 2009, we had approximately 928 U.S. and foreign patents and approximately 1,072 patent applications pending worldwide. Our patents have expiration dates ranging from 2009 to 2027. None of our patents that expire in the near future materially affect our business. Additionally, we have rights to more than 340 registered and common law trademarks. Our policy is to protect our products and processes by asserting our intellectual property rights where appropriate and prudent and by obtaining patents, copyrights and other intellectual property rights used in connection with our business when practicable and appropriate.

As part of the recapitalization, Motorola assigned to us approximately 295 U.S. patents and patent applications, approximately 292 foreign patents and patent applications, rights to over 50 trademarks (not including the Motorola name) previously used in connection with our products, rights in know-how relating to at least 39 semiconductor fabrication processes and rights in specified copyrightable materials. In addition, Motorola licensed on a nonexclusive, royalty-free basis other patent, trademark, copyright and know-how rights used in connection with our then existing products and products contemplated in our long-range plans. We have perpetual, royalty-free, worldwide rights under Motorola's patent portfolio and other intellectual property, existing as of the date of our recapitalization or created in the five years thereafter (the five-year period existing only with respect to patents), as necessary to manufacture, market and sell our then existing and long range plan product lines. Additionally, Motorola provided us with a limited indemnity umbrella to protect us from certain infringement claims by third parties who had granted Motorola licenses as of the date of our recapitalization, which assisted us in developing our own patent position and licensing program. Through these arrangements, we have the right to use a significant amount of Motorola-owned technology used in connection with the products we currently offer.

Seasonality

Our revenues have been affected by the cyclical nature of the semiconductor industry and the seasonal trends of related end markets. In 2006 and 2007, the pattern was one of a seasonally soft first half of the year with a stronger second half of the year as our products have increasingly become more consumer driven. In 2008, this pattern was interrupted by the global recession, which affected us throughout the year. We are uncertain if the past pattern will return after global economic conditions settle and return to more predictable patterns.

Backlog

Our trade sales are made primarily pursuant to standard purchase orders or customer agreements that are predominately booked as far as 26 weeks in advance of delivery. Generally, prices and quantities are fixed at the time of booking. Backlog as of a given date consists of existing orders and forecasted demands from our Electronic Data Interface customers, in each case scheduled to be shipped over the 13-week period following such date. Backlog is influenced by several factors including market demand, pricing and customer order patterns in reaction to product lead times. Because we record revenues on a "sell-through" basis, backlog comprised of orders from distributors will not result in revenues until the distributors sell the products ordered. During 2008, our backlog at the beginning of each quarter represented between 76% and 101% of actual revenues during such quarter. As manufacturing capacity utilization in the industry increases, customers tend to order products further in advance and, as a result, backlog at the beginning of a period as a percentage of revenues during such period is likely to increase. We note that due to the macroeconomic environment, current capacity utilization in the industry is decreasing. As a result, customers are not ordering products as far in advance. We anticipate that this trend will cause a decrease in backlog at the beginning of such periods.

In the semiconductor industry, backlog quantities and shipment schedules under outstanding purchase orders are frequently revised to reflect changes in customer needs. Agreements calling for the sale of specific quantities are either contractually subject to quantity revisions or, as a matter of industry practice, are often not enforced. Therefore, a significant portion of our order backlog may be cancelable. For these reasons, the amount of backlog as of any particular date may not be an accurate indicator of future results.

We sell products to key customers pursuant to contracts that allow us to schedule production capacity in advance and allow the customers to manage their inventory levels consistent with just-in-time principles while shortening the cycle times required for producing ordered products. However, these contracts are typically amended to reflect changes in customer demands and periodic price renegotiations.

Competition

The semiconductor industry, particularly the market for general-purpose semiconductor products like ours, is highly competitive. Although only a few companies compete with us in all of our product lines, we face significant competition within each of our product lines from major international semiconductor companies, as well as smaller companies focused on specific market niches. Because our components are often building block semiconductors that in some cases can be integrated into more complex integrated circuits, we also face competition from manufacturers of integrated circuits, application-specific integrated circuits and fully customized integrated circuits, as well as customers who develop their own integrated circuit products. (See Part I, Item 1A "Risk Factors — Trends, Risks and Uncertainties Related to Our Business" located elsewhere in this report.)

Below we discuss the effects of competition on our five primary operating segments:

Automotive and Power Regulation

The principal methods of competition in this group are new product innovation, technical performance, quality, service and price. Our competitive strengths in this group are our strong technology and design resources, our industry recognition in applications, such as automotive and computing, and our market share. Our significant competitors in this market include Fairchild Semiconductor, Infineon, National Semiconductor, ST Microelectronics and Texas Instruments. Several of these competitors are larger in scale and size, have substantially greater financial and other resources with which to pursue development, engineering, manufacturing, marketing and distribution of their products and are better able to withstand adverse economic or market conditions. A competitive challenge in this group is our small market share with certain Japanese automotive customers that tend to favor local suppliers for their new product designs. If we are not identified as a vendor in the product design phase, in most cases it is difficult to convince the manufacturer of the product to substitute our components during the production phase.

Computing Products

The principal methods of competition in this group are technical performance, total cost of solution ownership, quality and assurance of supply. Our architecture for our microprocessor and DDR memory controllers offers a competitive cost-of-ownership and performance position to compete with incumbent suppliers. In addition, the breadth of our portfolio in other support functions DC-DC converters, over voltage protection FETs and analog give us the opportunity to serve multiple requirements and allow customers to control their vendor lists more easily. Our significant competitors in this market include Intersil, International Rectifier, Fairchild Semiconductor, and Infineon. Several of these competitors are larger in scale and size, have substantially greater financial and other resources with which to pursue development, engineering, manufacturing, marketing and distribution of their products and are better able to withstand adverse economic or market conditions.

Digital and Consumer Products

The principal methods of competition in this group are new product innovation, especially in packaging, technical performance, price, quality and assurance of supply. Our competitive strengths in this group are our ability to put RF and EMI filters and FETs products in ever smaller packages without significantly degrading performance. Our significant competitors in this market include National Semiconductor, Maxim, Fairchild Semiconductor, Infineon, International Rectifier, Philips, ST Microelectronics and Vishay. Several of these competitors are larger in scale and size, have substantially greater financial and other resources with which to pursue development, engineering, manufacturing, marketing and distribution of their products and are better able to withstand adverse economic or market conditions.

Standard Products

Our competitive strength in this area is the breadth of our portfolio, our low cost structure, high quality and our supply chain management which ensures supply to key customers. The principal methods of competition in this group are new product innovation and constantly introducing new packages and performance improvements on existing products. Of particular importance are our over voltage protection portfolios (ESD Protection, TVS Zeners) and our clock management and distribution portfolios where we enjoy significant performance advantages over our competition. Our significant competitors in this market include Fairchild Semiconductor, Diodes, NXP, International Rectifier, Vishay, Micrel, IDT/ICS, ST Microelectronics, Texas Instruments and Semtech.

Custom and Foundry Products Group

Our competitive strengths in this area which add value to our customers include our unique process technologies, our ability to design complex, highly integrated products, our commitment to quality and our commitment to support our customers' products throughout their product lives. Our significant competitors in this market include STMicroelectronics, Texas Instuments, Maxim, Microchip, Linear Technology, Atmel and IBM.

Research and Development

Company-sponsored research and development costs in 2008, 2007 and 2006 were $233.9 million (11.4% of revenue), $133.0 million (8.5% of revenue) and $101.2 million (6.6% of revenues), respectively. Our new product development efforts continue to be focused on building solutions in power management that appeal to customers in focused market segments and across multiple high growth applications. During 2008, research and development costs increased due to increased expenses associated with on-going research and development activities as a result of the acquisitions of AMIS, the PTC Business from ADI and Catalyst, the development of new process technologies in our Gresham, Oregon wafer fabrication facility, combined with the effects of foreign currency on wages.

Government Regulation

Our manufacturing operations are subject to environmental and worker health and safety laws and regulations. These laws and regulations include those relating to emissions and discharges into the air and water; the management and disposal of hazardous substances; the release of hazardous substances into the environment at or from our facilities and at other sites; and the investigation and remediation of resulting contamination.

Our manufacturing facility in Phoenix, Arizona is located on property that is a "Superfund" site, a property listed on the National Priorities List and subject to clean-up activities under the Comprehensive Environmental Response, Compensation, and Liability Act. Motorola is actively involved in the cleanup of on-site solvent contaminated soil and groundwater and off-site contaminated groundwater pursuant to consent decrees with the State of Arizona. As part of our 1999 recapitalization, Motorola has retained responsibility for this contamination and has agreed to indemnify us with respect to remediation costs and other costs or liabilities related to this matter. The remaining unused property and buildings are currently being marketed for sale or lease.

Manufacturing facilities in Slovakia and the Czech Republic have ongoing remediation projects to respond to releases of hazardous substances that occurred during the years that these facilities were operated by government-owned entities. In each matter, these remediation projects consist primarily of monitoring groundwater wells located on-site and off-site with additional action plans developed to respond in the event activity levels are exceeded at each of the respective locations. The governments of the Czech Republic and Slovakia have agreed to indemnify us and the respective subsidiaries, subject to specified limitations, for remediation costs associated with this historical contamination. Based upon the information available, we do not believe that total future remediation costs to us will be material.

Our design center in East Greenwich, Rhode Island is located on property that has localized soil contamination. When we purchased the East Greenwich facility, we entered into a Settlement Agreement and Covenant Not To Sue with the State of Rhode Island. This agreement requires that remedial actions be undertaken and a quarterly groundwater monitoring program be initiated by the former owners of the property. Based on the information available, we do not believe that any costs to us in connection with this matter will be material.

As a result of the acquisition of AMIS, we are a "primary responsible party" to an environmental remediation and cleanup at AMIS's former corporate headquarters in Santa Clara, California. Costs incurred by AMIS include implementation of the clean-up plan, operations and maintenance of remediation systems, and other project management costs. However, AMIS's former parent company, a subsidiary of Nippon Mining contractually agreed to indemnify AMIS and us for any obligation relating to environmental remediation and cleanup at this location. In accordance with Statement of Position (SOP) No. 96-1, "Environmental Remediation Liabilities," we have not offset the receivable from Nippon Mining's subsidiary against the estimated liability on the consolidated balance sheets. Therefore, a receivable from Nippon Mining's subsidiary is recorded on the accompanying consolidated balance sheets as of December 31, 2008 related to this matter. We do not believe that the liability and receivable amounts are material to our consolidated financial position, results of operations or cash flow.

We believe that our operations are in material compliance with applicable environmental and health and safety laws and regulations. We do not expect the cost of compliance with existing environmental and health and safety laws and regulations, and liability for currently known environmental conditions, to have a material adverse effect on our business or prospects. It is possible, however, that future developments, including changes in laws and regulations, government policies, customer specification, personnel and physical property conditions, including currently undiscovered contamination, could lead to material costs.

Employees

As of December 31, 2008, we had approximately 14,172 employees worldwide. We do not currently have any collective bargaining arrangements with our employees, except for those arrangements, such as workers councils, that are obligatory for all employees or all employers in a particular industry under applicable foreign law. Of the total number of our employees as of December 31, 2008, approximately 11,409 were engaged in manufacturing and information services, approximately 888 were engaged in our sales and marketing organization which includes customer service, approximately 495 were engaged in administration and approximately 1,380 were engaged in research and development.

Executive Officers of the Registrant

Certain information concerning our executive officers as of February 13, 2009 is set forth below.

Name	Age	Position
Keith D. Jackson	53	President, Chief Executive Officer and Director*
Donald A. Colvin	55	Executive Vice President, Chief Financial Officer and Treasurer*
Robert Charles Mahoney	59	Executive Vice President, Sales and Marketing*
William John Nelson, PhD	54	Executive Vice President and Chief Operating Officer*
George H. Cave	51	Senior Vice President, General Counsel, Chief Compliance & Ethics Officer and Secretary*
William M. Hall	53	Senior Vice President and General Manager, Standard Products Group*
Robert A. Klosterboer	48	Senior Vice President and General Manager, Custom and Foundry Products Group*
William A. Schromm	50	Senior Vice President and General Manager, Computing Products Group*
Gelu Voicu	59	Senior Vice President and General Manager, Catalyst Products Group*
Michael A. Williams	42	Senior Vice President and General Manager, Automotive and Power Regulation Group*

* Executive Officers of both ON Semiconductor and SCI LLC.

Keith D. Jackson. Mr. Jackson was appointed our President and Chief Executive Officer of ON Semiconductor and SCI LLC and became a Director of ON Semiconductor in November 2002. Mr. Jackson has over 30 years of semiconductor industry experience. Before joining our Company, he served as Executive Vice President and General Manager, for the Analog, Mixed Signal, and Configurable Products Group, beginning in 1998, and more recently, was selected to head the Integrated Circuits Group for Fairchild Semiconductor Corp. From 1996 to 1998, he served as President and member of the board of directors of Tritech Microelectronics in Singapore, a manufacturer of analog and mixed signal products. From 1986 to 1996, Mr. Jackson worked for National Semiconductor, most recently as Vice President and General Manager of the Analog and Mixed Signal division. He also held engineering positions at Texas Instruments, Incorporated from 1973 to 1986. Mr. Jackson currently serves on the board of directors of the Semiconductor Industry Association.

Donald A. Colvin. Mr. Colvin joined ON Semiconductor and SCI LLC as the Senior Financial Director in March 2003. Effective April 2, 2003, he became the Senior Vice President, Chief Financial Officer and Treasurer. In May 2006, he became an Executive Vice President. He came from Atmel Corporation, a manufacturer of advanced semiconductors, where he served as Vice President Finance and Chief Financial Officer, beginning in 1998. Mr. Colvin served as Chief Financial Officer of a subsidiary of Atmel from 1995 to 1998. From 1985 to 1995, he held various positions with European Silicon Structures, most recently as Chief Financial Officer. He held various financial positions with Motorola Semiconductors Europe from 1977 to 1985. Mr. Colvin holds a B.A. in Economics and an M.B.A. from the University of Strathclyde, Scotland. From May 2007 to the present, Mr. Colvin has served as a member of the board of directors of Applied Micro Circuits Corporation.

Robert Charles Mahoney. Mr. Mahoney joined the Company in November 2002 and has served in various positions, most recently in June 2006, he was appointed as Executive Vice President for Global Sales and Marketing for ON Semiconductor and SCI LLC. Mr. Mahoney has over 20 years of semiconductor industry experience in sales and sales management. From May 2006 through June 2006, Mr. Mahoney served as the interim Senior Vice President of Marketing and Sales for the Company. Prior to that, he served from August 2004 through April 2006 as the Vice President of North America Sales, Computing Segment Sales and Sales Operations, and from November 2002 through August 2004 as our Vice President of Global Distribution and

Electronic Manufacturing Services Industry. Before joining us, he was Vice President of World Wide Sales at Xicor Semiconductor from October 2001 until November 2002 and Vice President of Strategic Accounts at Altera Corporation from May 2000 until October 2001. During his career, he has also held sales management roles at Analog Devices, Inc. and National Semiconductor Corp.

William John Nelson, Ph.D. Dr. Nelson joined the Company in May 2007 and serves as Executive Vice President and Chief Operating Officer of ON Semiconductor and SCI LLC. Dr. Nelson has more than 25 years of experience in the semiconductor industry. Prior to joining ON Semiconductor, Dr. Nelson was Chief Executive Officer of 1st Silicon, where he was responsible for day-to-day operations including, worldwide manufacturing, sales, marketing and product development. From 1990 to 2002, Dr. Nelson served in several executive positions with General Instrument/General Semiconductor, including Chief Operations Officer and President of the company's Asia-Pacific operation. Dr. Nelson's industry experience also includes key positions at General Instrument, Unitrode, Fairchild Semiconductor and Analog Devices. Dr. Nelson earned both a Bachelor of Science degree with honors and a PhD in physics from the University of Ulster, Northern Ireland.

George H. Cave. Mr. Cave has served as our General Counsel and Assistant Secretary for ON Semiconductor and SCI LLC since August 1999. He was subsequently elected Secretary in March 2000 and Vice President in May 2000. In May 2003, Mr. Cave became a Senior Vice President, and in August 2004, he was named Chief Compliance & Ethics Officer. Before his tenure with ON Semiconductor and SCI LLC, he served for two years as the Regulatory Affairs Director for Motorola's Semiconductor Components Group in Geneva, Switzerland. Prior to that position, Mr. Cave was Senior Counsel in the Corporate Law Department of Motorola in Phoenix, Arizona for five years.

William M. Hall. Mr. Hall joined ON Semiconductor and SCI LLC in May 2006, as Senior Vice President and General Manager of the Standard Products Group. During his career, Mr. Hall has held various marketing and product line management positions. Before joining the Company, he served as Vice President and General Manager of the Standard Products Group at Fairchild Semiconductor Corp. Between March 1997 and May 2006, he served at different times as Vice President of Business Development Analog Products Group, Standard Products Group, Interface and Logic Group as well as serving as Vice President of Corporate Marketing at Fairchild. He has also held management positions with National Semiconductor Corp. and was a RADAR design engineer with RCA.

Robert A. Klosterboer. Mr. Klosterboer joined the Company in March 2008 as Senior Vice President and General Manager, Custom and Foundry Products Group of ON Semiconductor and SCI LLC. He has more than two decades of experience in the electronics industry. During his career, Mr. Klosterboer has held various engineering, marketing and product line management positions and responsibilities. Prior to joining ON Semiconductor in 2008, Mr. Klosterboer was Senior Vice President, Automotive & Industrial Group for AMI Semiconductor, Inc. Mr. Klosterboer joined AMIS in 1982 as a test engineer and during his tenure there he also was a design engineer, a field applications engineer, a design section manager, a program development manager, and a product marketing manager. Mr. Klosterboer holds a bachelor's degree in electrical engineering technology from Montana State University.

William A. Schromm. Mr. Schromm has been with the Company since August 1999 and as of May 2006, serves as Senior Vice President and General Manager, Computing Products Group for ON Semiconductor and SCI LLC. In March 2007, he was given responsibility for the Digital and Consumer Products Group as well. Mr. Schromm has over 28 years of semiconductor industry experience. During his tenure with the Company he has held various positions. From December 2005 through May 2006, he served as the Vice President and General Manager of the High Performance Analog Division and also led the Analog Products Group beginning in December 2005 until May 2006. Beginning in January 2003 he served as Vice President of the Clock and Data Management business and continued in that role with additional product responsibilities when this business became the High Performance Analog Division in August 2004. Prior to that, he served as the Vice President of Tactical Marketing from July 2001 through December 2002, after leading the Company's Standard Logic Division since August 1999.

Gelu Voicu. Mr. Voicu joined ON Semiconductor in October 2008 as a Senior Vice President and General Manager, Catalyst Products Group for ON Semiconductor and SCI LLC and continues his role as President of Catalyst Semiconductor, Inc., which was acquired by ON Semiconductor. He is responsible for analog, mixed-signal and non-volatile memory ICs for telecommunications, networking systems, computation, automotive, industrial and consumer markets. Prior to joining ON Semiconductor, Mr. Voicu was also chief executive officer and a board member of Catalyst Semiconductor, Inc. from 2002 until its acquisition. He joined Catalyst Semiconductor, Inc. in 1993 and held several management positions including executive vice president and chief operating officer, vice president of engineering and manufacturing, flash product line director and manager of product engineering. Prior to joining Catalyst Semiconductor, Mr. Voicu was with Cypress Semiconductor, Inc., most recently as senior product engineer. Mr. Voicu holds an MS degree in Electrical Engineering from the Polytechnical Institute in Bucharest, Romania.

Michael A. Williams. Mr. Williams has been with the Company since August 1999 and has served in various capacities and effective as of May 2006, as Senior Vice President and General Manager of the Automotive and Power Regulation Group of ON Semiconductor and SCI LLC. Mr. Williams has over 20 years of semiconductor industry experience. Prior to his present position, within the Analog Products Group of the Company, he served as Vice President from February 2005 until May 2006, Director from 2002 through 2004, Product Manager from 2000 through 2002 and Technology Introduction Manager before 2000.

The present term of office for the officers named above will generally expire on the earliest of their retirement, resignation or removal. There is no family relationship among any such officers.

Geographical Information

For certain geographic operating information, see Note 18:, "Segment Information" of the notes to our audited consolidated financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations," in each case, as included elsewhere in this report. For information regarding other aspects of risks associated with our foreign operations, see Part I, Item 1A "Risk Factors — Trends, Risks and Uncertainties Related to Our Business" elsewhere in this report.

Available Information

We make our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports available, free of charge, in the "Investor Relations" section of our Internet website at *http://www.onsemi.com* as soon as reasonably practicable after we electronically file these materials with, or furnish these materials to, the Securities and Exchange Commission (the "SEC").

You may also read or copy any materials that we file with the SEC at their Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. You may obtain additional information about the Public Reference Room by calling the SEC at 1-800-SEC-0330. Additionally, you will find these materials on the SEC Internet site at *http://www.sec.gov* that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC.

Item 1A. ***Risk Factors***

Trends, Risks and Uncertainties

Overview

This Annual Report on Form 10-K includes "forward-looking statements," as that term is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements, other than statements of historical facts, included or incorporated in this Form 10-K could be deemed forward-looking statements, particularly statements about our plans, strategies and prospects under the headings "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Forward-looking statements are often characterized by the use of words such as "believes," "estimates," "expects," "projects," "may," "will," "intends," "plans," or "anticipates," or by discussions of strategy, plans or intentions. All forward-looking statements in this Form 10-K are made based on our current expectations and estimates, and involve risks, uncertainties and other factors that could cause results or events to differ materially from those expressed in forward-looking statements. Among these factors are, as discussed more below, our revenues and operating performance, poor economic conditions and markets (including the current credit and financial conditions), the cyclical nature of the semiconductor industry, changes in demand for our products, changes in inventories at our customers and distributors, technological and product development risks, availability of raw materials, competitors' actions, pricing and gross margin pressures, loss of key customers, order cancellations or reduced bookings, changes in manufacturing yields, control of costs and expenses, significant litigation, risks associated with acquisitions and dispositions, (including the completed merger transaction with AMIS and Catalyst) risks associated with our substantial leverage and restrictive covenants in our debt agreements, risks associated with our international operations, the threat or occurrence of international armed conflict and terrorist activities both in the United States and internationally, risks and costs associated with regulation of corporate governance and disclosure standards (including pursuant to Section 404 of the Sarbanes-Oxley Act of 2002), and risks involving environmental or other governmental regulation. Additional factors that could affect our future results or events are described from time to time in our Securities and Exchange Commission reports. Readers are cautioned not to place undue reliance on forward-looking statements. We assume no obligation to update such information.

You should carefully consider the trends, risks and uncertainties described below and other information in this Form 10-K and subsequent reports filed with or furnished to the Securities and Exchange Commission before making any investment decision with respect to our securities. If any of the following trends, risks or uncertainties actually occurs or continues, our business, financial condition or operating results could be materially adversely affected, the trading prices of our securities could decline, and you could lose all or part of your investment. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this cautionary statement.

Trends, Risks and Uncertainties Related to Our Business

If deterioration of the economy continues, this could cause additional financial and operational declines, which could lead to unanticipated reductions in our earnings and could result in future goodwill impairments.

In the fourth quarter of fiscal 2008, we recorded a goodwill impairment charge of $544.5 million related to our acquisitions of AMIS, Cherry Semiconductor Corporation ("Cherry") and the PTC Business. As of December 31, 2008, the remaining total goodwill for the Company amounted to $160.2 million. Factors we consider important that could trigger a subsequent impairment review include significant underperformance relative to historical or projected future operating results, significant changes in the manner of the use of our assets or the strategy for our overall business and significant negative industry or economic trends. If current economic conditions worsen causing decreased revenues and/or increased costs, we may have further material goodwill impairments.

We have experienced declines in revenues and have incurred operating losses, and we may experience additional declines in revenues and incur additional operating losses in the future.

At times our historical financial results have been subject to substantial fluctuations and during those times we have experienced declines in revenues and incurred operating losses. Although, recently, we have experienced some strength in our results over the course of the past couple fiscal years, reduced end-user demand, price declines, excess inventory, underutilization of our manufacturing capacity and other factors could adversely affect our business, and we are currently experiencing declines in revenue and incurring operating losses. In order to remain profitable, we must continue to successfully implement our business plan, including our cost reduction initiatives. We also currently face an environment of declining revenues, uncertain demand and pricing pressure in the markets our products address. We cannot assure you that, we will be able to in the future turn our recent operating loss into operating income.

We operate in the highly cyclical semiconductor industry, which is subject to significant downturns.

The semiconductor industry is highly cyclical. The industry has experienced significant downturns, often in connection with, or in anticipation of, maturing product cycles (for semiconductors and for the end-user products in which they are used) and declines in general economic conditions. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. In some ways, we have experienced these conditions in our business in the past and may experience such downturns in the future. We can not accurately predict the timing of the current and future downturns in the semiconductor industry and how severe and prolonged these downturns might be. Future downturns in the semiconductor industry, or any failure of the industry to fully recover from downturns, could seriously impact our revenues and harm our business, financial condition and results of operations.

Current economic conditions, including those related to the credit markets, may adversely affect our industry, business and results of operations.

The United States and global economy is currently undergoing a period of slowdown and unprecedented volatility, which some observers view as a recession, and the future economic environment may continue to be less favorable for the foreseeable future. This slowdown has and could further lead to reduced consumer and commercial spending in the foreseeable future. In addition, the semiconductor industry has traditionally been highly cyclical and has often experienced significant downturns in connection with, or in anticipation of, declines in general economic conditions. Reduced spending may drive us and our competitors to reduce product pricing, which would have a negative impact on gross profit. A continued softening in the economy may adversely and materially affect our industry, business and results of operations and we can not accurately predict how severe and prolonged any downturn might be. Moreover, reduced revenues as a result of a softening of the economy may also reduce our working capital and interfere with our short term and long term strategies.

Furthermore, the United States and global credit markets are currently experiencing an unprecedented contraction. As a result of the tightening credit markets, we may not be able to obtain additional financing on favorable terms, or at all. If one or more of the financial institutions that support our existing credit facilities fails, we may not be able to find a replacement, which would negatively impact our ability to borrow under our credit facilities. In addition, if the current pressures on credit continue or worsen, we may not be able to refinance, if necessary, our outstanding debt when due, which could have a material adverse effect on our business. While we believe we have adequate sources of liquidity to meet our anticipated requirements for working capital, debt service and capital expenditures for the immediate future, if our operating results falter and our cash flow or capital resources prove inadequate, or if interest rates increase significantly, we could face liquidity problems that could materially and adversely affect our results of operations and financial condition.

In addition, the ongoing global financial and economic crisis affecting the financial and other markets could impact our business in a number of other ways, including:

- Uncertainty about current and future economic conditions may cause our customers and consumers in general to defer purchases.
- The inability of customers to obtain sufficient credit to finance purchases of our products and meet their payment obligations to us could adversely impact our financial results.
- Our ability to adequately service our customers depends on our ability to obtain timely and adequate delivery of quality materials, parts and components from our suppliers. If certain key suppliers were to become capacity constrained or insolvent as a result of the financial crisis, it could result in a reduction or interruption in supplies or a significant increase in the price of supplies and adversely impact our financial results. In addition, credit constraints at key suppliers could result in acceleration of payment due from us which might adversely affect our cash flow.
- In light of existing economic conditions, certain of our customers may need us to extend additional credit commitments and a continuation of the current credit crisis could require us to make difficult decisions between increasing our level of customer financing or potentially losing sales to these customers.

The integration of Catalyst and AMIS into our business could result in adverse events and the anticipated benefits of those mergers may not be realized fully or at all or may take longer to realize than expected.

The integration of these two companies that have previously operated independently with principal offices in two distinct locations requires significant coordination internally and with third parties. In response to these mergers, our existing or prospective customers may delay or defer their purchasing or other decisions as we integrate Catalyst and AMIS into our business, or they may seek to change their existing business relationships. In addition, as a result of the mergers, current and prospective employees could experience uncertainty about their future with us, and we could lose key employees as a result. In addition to retention, these uncertainties may also impair our ability to recruit or motivate key personnel. The integration of Catalyst and AMIS will also require a significant amount of time and attention from management. The diversion of management attention away from ongoing operations could adversely affect ongoing operations and business relationships.

We estimate material pre-tax savings in 2009 may be achieved through the integration of Catalyst and AMIS into our business and rationalization of a combined infrastructure. As with any estimate, it is possible that the estimates of the potential cost savings could turn out to be incorrect. Moreover, even if we were able to integrate both business operations successfully, there can be no assurance that this integration will result in the realization of the full benefits of synergies, cost savings, innovation and operational efficiencies that may be possible from this integration or that these benefits will be achieved within a reasonable period of time.

We may experience difficulties in operating the Gresham manufacturing facility, including the inability to utilize this additional capacity in a cost-efficient manner and to successfully develop new products which can be manufactured in this facility.

On May 15, 2006, we acquired the Gresham, Oregon wafer fabrication facility and hired substantially all of the manufacturing and engineering employees working at the Gresham facility. Our ability to achieve the benefits we anticipated from the acquisition of the Gresham manufacturing facility depend in large part upon whether we are able to operate this facility in an efficient and cost-effective manner. If we are unable to operate this facility successfully, we may be unable to realize the cost savings, revenue growth, gross margin improvement, earnings growth and other anticipated benefits we expected to achieve as a result of the acquisition and our business and results of operations could be materially adversely affected.

In connection with the acquisition of the Gresham manufacturing facility, we entered into a supply contract with LSI, the previous owner of the facility, which is due to expire on May 14, 2012. At the end of the second quarter of 2009, LSI will no longer have any obligation to purchase a minimum commitment under this supply contract, and their purchases may decrease significantly. Thereafter, our ability to generate operating profits in the Gresham manufacturing facility will likely depend upon our successful development of new products that can be produced using the technology of the Gresham manufacturing facility, as well as our ability to transfer existing products to the Gresham manufacturing facility. Failure to successfully develop or integrate new products into the Gresham manufacturing facility or to successfully market those new products could result in a loss of market share in the industry or a lost opportunity to capitalize on emerging markets, and ultimately could have an adverse impact on our business and operating results.

Our gross profit is dependent on a number of factors, including our level of capacity utilization.

Semiconductor manufacturing requires significant capital investment, leading to high fixed costs, including depreciation expense. If we are unable to utilize our manufacturing and testing facilities at a high level, the fixed costs associated with these facilities will not be fully absorbed, resulting in higher average unit costs and lower gross profits. As a percentage of total revenues, gross profit was 36.3% for 2008, compared to 37.7% for 2007, and 38.5% for 2006. Gross profit declined in 2008 primarily due to the sale of inventory that was written up to fair value in connection with the acquisitions of ADI, AMIS and Catalyst, as well as the decrease in average selling prices, partially offset by cost reduction activities. In 2007 and 2006, the gross profit percentage declined because the decrease in average selling prices was not fully offset by cost reduction activities. Increased competition and other factors, including current economic factors, may lead to price erosion, lower revenues and lower margins for us in the future.

The failure to implement, as well as the completion and impact of, our profitability enhancement programs and cost reductions could adversely affect our business.

From time to time, we have implemented various cost reduction initiatives in response to, among other things, significant downturns in our industry. These initiatives have included accelerating our manufacturing moves into lower cost regions, transitioning higher-cost external supply to internal manufacturing, working with our material suppliers to further lower costs, personnel reductions, reductions in employee compensation, temporary shutdowns of facilities with mandatory vacation and aggressively streamlining our overhead. In the past, we have recorded net restructuring charges to cover costs associated with our cost reduction initiatives. These costs were primarily comprised of employee separation costs and asset impairments as well as gains on the sale of assets and insurance recoveries. On January 31, 2008, we announced that we intended to accelerate our stand-alone cost reduction programs including a continued focus on the consolidation of our manufacturing operations. Most recently, in January 2009, we announced that we were taking additional cost reduction measures. In the fourth quarter of 2008, the company began taking initial actions to reduce overall spending levels. The actions included the reduction of 2009 planned capital expenditures to $55 to $60 million from normalized yearly levels of approximately $130 to $140 million, temporary site shutdowns during the fourth quarter of 2008, a hiring freeze, the elimination of second half of 2008 bonus payments and strict controls over all discretionary spending. We also planned a series of additional permanent and temporary actions to reduce its overall cost structure. These planned actions include:

- Recently announced factory closure planned for the middle of 2010;
- Factory closures planned for the end of 2009 will be brought forward to the middle of 2009;
- Factory shutdowns for 4 to 6 weeks in the first and second quarter of 2009;
- Three weeks of unpaid time off for senior executives in both the first and second quarter of 2009;
- Two weeks of unpaid time off or a 4 day work week (based upon local legal requirements) for other employees in both the first and second quarter of 2009;
- No annual merit increases;
- No bonus payments expected to be paid in 2009; and
- A reduction in worldwide personnel of approximately 1,500 which equates to a reduction of approximately 10 percent of total payroll expenses.

The combination of these and other actions we are taking is expected to reduce total fixed costs by approximately $40 to $50 million a quarter, of which approximately $10 to $15 million will be from temporary actions. These actions are expected to reduce operating expenses by approximately $20 million from the third quarter of 2008 run-rates and exclude the operating expense impact associated with the Catalyst Semiconductor acquisition which closed in the fourth quarter of 2008. Once completed, these actions are expected to reduce the revenues required for cash breakeven to approximately $340 million a quarter. To execute these cost reduction actions, we anticipate we will use approximately $20 to $30 million of cash over the next 5 quarters and incur restructuring and other charges, a portion of which was recorded in the fourth quarter of 2008.

We cannot assure you that these cost reduction initiatives will be successfully implemented, or will sufficiently help in returning to profitability. Because our restructuring activities involve changes to many aspects of our business, the cost reductions could adversely impact productivity and sales to an extent we have not anticipated. Even if we fully execute and implement these activities and they generate the anticipated cost savings, there may be other unforeseeable and unintended factors or consequences that could adversely impact our profitability and business, including unintended employee attrition.

If we are unable to implement our business strategy, our revenues and profitability may be adversely affected.

Our future financial performance and success are largely dependent on our ability to implement our business strategy successfully. Our present business strategy to build upon our position as a global supplier of power and data management semiconductors and standard semiconductor components includes, without limitation, plans to: (1) continue to aggressively manage, maintain and refine our product portfolio; (2) continue to develop leading edge customer support services; (3) further expand our just-in-time delivery capabilities; (4) increase our die manufacturing capacity in a cost-effective manner; (5) further reduce the number of our product platforms and process flows; (6) rationalize our manufacturing operations; (7) relocate manufacturing operations or outsource to lower cost regions; (8) reduce selling and administrative expenses; (9) manage capital expenditures to forecasted production demands; (10) actively manage working capital; (11) develop new products in a more efficient manner; and (12) focus on the development of power management and standard analog and high frequency clock and data management products. We cannot assure you that we will successfully implement our business strategy or that implementing our strategy will sustain or improve our results of operations. In particular, we cannot assure you that we will be able to build our position in markets with high growth potential, increase our volume or revenue, rationalize our manufacturing operations or reduce our costs and expenses.

Our business strategy is based on our assumptions about the future demand for our current products and the new products and applications that we are developing and on our ability to produce our products profitably. Each of these factors depends on our ability, among other things, to finance our operating and product development activities, maintain high quality and efficient manufacturing operations, relocate and close manufacturing facilities and reduce operating expenses as part of our ongoing cost restructuring with minimal disruption to our operations, access quality raw materials and contract manufacturing services in a cost-effective and timely manner, protect our intellectual property portfolio and attract and retain highly-skilled technical, managerial, marketing and finance personnel. Several of these and other factors that could affect our ability to implement our business strategy, such as risks associated with international operations, the threat or occurrence of armed international conflict and terrorist activities, increased competition, legal developments and general economic conditions, are beyond our control. In addition, circumstances beyond our control and changes in our business or industry may require us to change our business strategy.

We may be unable to make the substantial research and development investments required to remain competitive in our business.

The semiconductor industry requires substantial investment in research and development in order to develop and bring to market new and enhanced technologies and products. We are committed to maintaining spending on new product development in order to stay competitive in our markets. We cannot assure you that we will have sufficient resources to maintain the level of investment in research and development that is required to remain competitive.

Uncertainties involving the ordering and shipment of, and payment for, our products could adversely affect our business.

Our sales are typically made pursuant to individual purchase orders or customer agreements and we generally do not have long-term supply arrangements with our customers. Generally, our customers may cancel orders 30 days prior to shipment without incurring a significant penalty. We routinely purchase inventory based on customers' estimates of demand for their products, which is difficult to predict. This difficulty may be compounded when we sell to original equipment manufacturers indirectly through distributors or contract manufacturers, or both, as our forecasts for demand are then based on estimates provided by multiple parties. In addition, our customers may change their inventory practices on short notice for any reason. Furthermore, short customer lead times are standard in the industry due to overcapacity. The cancellation or deferral of product orders, the return of previously sold products or overproduction due to the failure of anticipated orders to materialize could result in excess obsolete inventory, which could result in write-downs of inventory or the incurrence of significant cancellation penalties under our arrangements with our raw materials and equipment suppliers.

An inability to introduce new products could adversely affect us, and changing technologies or consumption patterns could reduce the demand for our products.

Rapidly changing technologies and industry standards, along with frequent new product introductions, characterize the industries that are currently the primary end-users of semiconductors. As these industries evolve and introduce new products, our success will depend on our ability to predict and adapt to these changes in a timely and cost-effective manner by designing, developing, manufacturing, marketing and providing customer support for our own new products and technologies.

We cannot assure you that we will be able to identify changes in the product markets and requirements of our customers and end-users and adapt to such changes in a timely and cost-effective manner. Nor can we assure you that products or technologies that may be developed in the future by our competitors and others will not render our products or technologies obsolete or noncompetitive. A fundamental shift in technologies or consumption patterns in our existing product markets or the product markets of our customers or end-users could have a material adverse effect on our business or prospects.

Competition in our industry could prevent us from maintaining our revenues and from raising prices to offset increases in costs.

The semiconductor industry, particularly the market for semiconductor components, is highly competitive. As a result of the recent economic downturn, competition in the markets in which we operate has intensified, as manufacturers of semiconductor components have offered reduced prices in order to combat production overcapacity and high inventory levels. Although only a few companies compete with us in all of our product lines, we face significant competition within each of our product lines from major international semiconductor companies as well as smaller companies focused on specific market niches. In addition, companies not currently in direct competition with us may introduce competing products in the future.

The semiconductor components industry has also been undergoing significant restructuring and consolidations that could adversely affect our competitiveness. Many of our competitors, particularly larger competitors resulting from consolidations, may have certain advantages over us, including substantially greater financial and other resources with which to withstand adverse economic or market conditions and pursue development, engineering, manufacturing, marketing and distribution of their products; longer independent operating histories; presence in key markets; patent protection; and greater name recognition.

Because our components are often building block semiconductors that, in some cases, are integrated into more complex integrated circuits, we also face competition from manufacturers of integrated circuits, application-specific integrated circuits and fully customized integrated circuits, as well as customers who develop their own integrated circuit products.

We compete in different product lines to various degrees on the basis of price, quality, technical performance, product features, product system compatibility, customized design, strategic relationships with customers, new product innovation, availability, delivery timing and reliability and customer sales and technical support. Gross margins in the industry vary by geographic region depending on local demand for the products in which semiconductors are used, such as personal computers, industrial and telecommunications equipment, consumer electronics and automotive goods. Our ability to compete successfully depends on elements both within and outside of our control, including industry and general economic trends.

Unless we maintain manufacturing efficiency, our future profitability could be adversely affected.

Manufacturing semiconductor components involves highly complex processes that require advanced equipment. We and our competitors continuously modify these processes in an effort to improve yields and product performance. Impurities or other difficulties in the manufacturing process can lower yields. Our manufacturing efficiency will be an important factor in our future profitability, and we cannot assure you that we will be able to maintain our manufacturing efficiency or increase manufacturing efficiency to the same extent as our competitors.

From time to time, we have experienced difficulty in beginning production at new facilities, transferring production to other facilities or in effecting transitions to new manufacturing processes that have caused us to suffer delays in product deliveries or reduced yields. We cannot assure you that we will not experience manufacturing problems in achieving acceptable yields or experience product delivery delays in the future as a result of, among other things, capacity constraints, construction delays, transferring production to other facilities, upgrading or expanding existing facilities or changing our process technologies, any of which could result in a loss of future revenues. Our results of operations could also be adversely affected by the increase in fixed costs and operating expenses related to increases in production capacity, if revenues do not increase proportionately.

We could be required to incur significant capital expenditures for manufacturing and information technology and equipment to remain competitive, the failure, inadequacy or delayed implementation of which could harm our ability to effectively operate our business.

Semiconductor manufacturing has historically required a constant upgrading of process technology to remain competitive, as new and enhanced semiconductor processes are developed which permit smaller, more efficient and more powerful semiconductor devices. We maintain certain of our own manufacturing, assembly and test facilities, which have required and will continue to require significant investments in manufacturing technology and equipment. We have made substantial capital expenditures and installed significant production capacity to support new technologies and increased production volume.

We also may incur significant costs to implement new manufacturing and information technologies to increase our productivity and efficiency. Any such implementation, however, can be negatively impacted by failures or inadequacies of the new manufacturing or information technology and unforeseen delays in its implementation, any of which may require us to spend additional resources to correct these problems or, in some instances, to conclude that the new technology implementation should be abandoned. In the case of abandonment, we may have to recognize losses for amounts previously expended in connection with such implementation that have been capitalized on our balance sheet.

On January 7, 2009, in connection with several cost reduction measures, we announced the reduction of 2009 planned capital expenditures to $55 to $60 million from normalized yearly levels of approximately $130 to $140 million. This reduction may affect our ability to remain competitive or maintain efficiency and productivity. Ultimately, we may be forced to increase our future capital expenditures to meet our operational needs in, among other areas, manufacturing, information technology and equipment. We cannot assure you that we will have sufficient capital resources to make necessary investments in the areas discussed above or other areas we have not identified.

If we were to lose one of our large customers our revenues and profitability could be adversely affected.

Product sales to our ten largest customers have traditionally accounted for a significant amount of our business. Many of our customers operate in cyclical industries, and, in the past, we have experienced significant fluctuations from period to period in the volume of our products ordered. Generally, our agreements with our customers impose no minimum or continuing obligations to purchase our products. We cannot assure you that any of our customers will not significantly reduce orders or seek price reductions in the future or that the loss of one or more of our customers would not have a material adverse effect on our business or prospects.

The loss of our sources of raw materials or manufacturing services, or increases in the prices of such goods or services, could adversely affect our operations and productivity.

Our results of operations could be adversely affected if we are unable to obtain adequate supplies of raw materials in a timely manner or if the costs of our raw materials increase significantly or their quality deteriorates. Our manufacturing processes rely on many raw materials, including polysilicon, silicon wafers, gold, copper lead frames, mold compound, ceramic packages and various chemicals and gases. Generally, our agreements with suppliers impose no minimum or continuing supply obligations, and we obtain our raw materials and supplies from a large number of sources on a just-in-time basis. From time to time, suppliers may extend lead times, limit supplies or increase prices due to capacity constraints or other factors. Although we believe that our current supplies of raw materials are adequate, shortages could occur in various essential materials due to interruption of supply or increased demand in the industry.

In addition, for some of our products, we are dependent upon a limited number of highly specialized suppliers for required components and materials. The number of qualified alternative suppliers for these kinds of technologies is extremely limited. We cannot assure you that we will not lose our suppliers for these key technologies or that our suppliers will be able to meet performance and quality specifications or delivery schedules. Disruption or termination of our limited supply sources for these components and materials could delay our shipments of products utilizing these technologies and damage relationships with current and prospective customers.

We also use third-party contractors for some of our manufacturing activities, primarily for wafer fabrication and the assembly and testing of final goods. Our agreements with these manufacturers typically require us to forecast product needs and commit to purchase services consistent with these forecasts, and in some cases require longer-term commitments in the early stages of the relationship. Our operations could be materially adversely affected if these contractual relationships were disrupted or terminated, the cost of such services increased significantly, the quality of the services provided deteriorated or our forecasts proved to be materially incorrect.

We may continue to make strategic acquisitions of other companies or businesses and these acquisitions introduce significant risks and uncertainties, including risks related to integrating the acquired businesses, incurring additional debt, assuming contingent liabilities or diluting our existing stockholders.

In order to position ourselves to take advantage of growth opportunities, we have made, and may continue to make, strategic acquisitions, mergers and alliances that involve significant risks and uncertainties. Successful acquisitions and alliances in the semiconductor industry are difficult to accomplish because they require, among other things, efficient integration and aligning of product offerings and manufacturing operations and coordination of sales and marketing and research and development efforts. Among other concerns, successful acquisitions and alliances are subject to the following risks and uncertainties: (1) the difficulty of integrating, aligning and coordinating organization, which will likely be geographically separated and involve separate technologies and corporate cultures; (2) the challenges in achieving strategic objectives, cost savings and other benefits from acquisitions; (3) the risk that our markets do not evolve as anticipated and that the technologies acquired do not prove to be those needed to be successful in those markets; (4) the potential loss of key employees of the acquired businesses; (5) the risk of diverting the attention of senior management and other key employees from our day-to-day operations and key research and development, marketing or sales efforts; (6) the risks of entering new markets in which we have limited experience; (7) risks associated with integrating financial reporting and internal control systems; (8) difficulties in expanding information technology systems and other business processes to accommodate the acquired businesses; and (9) future impairments of goodwill of an acquired business. In addition, key employees of acquired businesses may receive substantial value in connection with a transaction in the form of change-in-control agreements, acceleration of stock options and the lifting of restrictions on other equity-based compensation rights.

In addition, we may also issue equity securities to pay for future acquisitions or alliances, which could be dilutive to existing stockholders. We may also incur debt or assume contingent liabilities in connection with acquisitions and alliances, which could harm our operating results.

Our international operations subject us to risks inherent in doing business on an international level that could adversely impact our results of operations.

A significant amount of our total revenue is derived from the Americas, the Asia/Pacific region and Europe (including the Middle East), respectively. Similarly, we maintain significant operations in these regions. In addition, we rely on a number of contract manufacturers whose operations are primarily located in the Asia/Pacific region. We cannot assure you that we will be successful in overcoming the risks that relate to or arise from operating in international markets. Risks inherent in doing business on an international level include, among others, the following:

- economic and political instability (including as a result of the threat or occurrence of armed international conflict or terrorist attacks);
- changes in regulatory requirements, tariffs, customs, duties and other trade barriers;
- transportation delays;
- power supply shortages and shutdowns;
- difficulties in staffing and managing foreign operations, exposure to foreign labor laws and other employment and labor issues;
- currency convertibility and repatriation;
- taxation of our earnings and the earnings of our personnel; and
- other risks relating to the administration of or changes in, or new interpretations of, the laws, regulations and policies of the jurisdictions in which we conduct our business.

Our activities outside the United States are subject to additional risks associated with fluctuating currency values and exchange rates, hard currency shortages and controls on currency exchange. While our sales are primarily denominated in U.S. dollars, worldwide semiconductor pricing is influenced by currency rate fluctuations.

If we fail to attract and retain highly skilled personnel, our results of operations and competitive position could deteriorate.

Our success depends upon our ability to attract and retain highly-skilled technical, managerial, marketing and financial personnel. The market for personnel with such qualifications is highly competitive. For example, analog component designers are difficult to attract and retain, and the failure to attract and retain analog component designers could compromise our ability to keep pace with our competitors in the market for analog components. In addition, in January 2009, we announced certain cost reductions that included the freezing of salaries and elimination of bonuses, mandatory unpaid time off, factory shutdowns and reduction in personnel. All of the measures could negatively affect morale and lead to unintended employee attrition at all levels of our organization. Moreover, we have not entered into employment agreements with all of our key personnel. As employee incentives, we issue common stock options that generally have exercise prices at the market value at time of the grant and that are subject to vesting over time. We have also issued restricted stock units with time-based vesting and performance based awards. Our stock price at times has declined substantially, reducing the effectiveness of certain of these incentives. Loss of the services of, or failure to effectively recruit, qualified personnel, including senior managers and design engineers, could have a material adverse effect on our business.

We use a significant amount of intellectual property in our business. Some of that intellectual property is currently subject to disputes with third parties, and litigation could arise in the future. If we are unable to protect the intellectual property we use, our business could be adversely affected.

We rely on patents, trade secrets, trademarks, mask works and copyrights to protect our products and technologies. Some of our products and technologies are not covered by any patents or pending patent applications and we cannot assure you that:

- any of the substantial number of U.S. and foreign patents and pending patent applications that we employ in our business, including those that Motorola assigned, licensed or sublicensed to us in connection with our 1999 recapitalization, will not lapse or be invalidated, circumvented, challenged, abandoned or licensed to others;
- the license rights granted by Motorola in connection with our recapitalization will provide competitive advantages to us;
- the license rights granted by ADI in connection with the PTC Business will provide competitive advantage to us;
- the license rights granted by LSI in connection with our acquisition of its Gresham, Oregon semiconductor manufacturing facility will provide competitive advantage to us;
- any of our pending or future patent applications will be issued or have the coverage originally sought;
- any of the trademarks, copyrights, trade secrets, know-how or mask works that Motorola has assigned, licensed or sublicensed to us in connection with our recapitalization will not lapse or be invalidated, circumvented, challenged, abandoned or licensed to others; or
- any of our pending or future trademark, copyright, or mask work applications will be issued or have the coverage originally sought.

In addition, our competitors or others may develop products or technologies that are similar or superior to our products or technologies, duplicate our products or technologies or design around our protected technologies. Effective patent, trademark, copyright and trade secret protection may be unavailable, limited or not applied for in the United States and in foreign countries.

Also, we may from time to time in the future be notified of claims that we may be infringing third-party patents or other intellectual property rights. If necessary or desirable, we may seek licenses under such patents or intellectual property rights. However, we cannot assure you that we will obtain such licenses or that the terms of any offered licenses will be acceptable to us. The failure to obtain a license from a third party for technologies we use could cause us to incur substantial liabilities or to suspend the manufacture or shipment of products or our use of processes requiring the technologies. Litigation could cause us to incur significant expense, by adversely affecting sales of the challenged product or technologies and diverting the efforts of our technical and management personnel, whether or not such litigation is resolved in our favor. In the event of an adverse outcome in any such litigation, we may be required to:

- pay substantial damages;
- cease the manufacture, use, sale or importation of infringing products;
- expend significant resources to develop or acquire non-infringing technologies;
- discontinue the use of processes; or
- obtain licenses to the infringing technologies.

We cannot assure you that we would be successful in any such development or acquisition or that any such licenses would be available to us on reasonable terms. Any such development, acquisition or license could require the expenditure of substantial time and other resources.

We will also seek to protect our proprietary technologies, including technologies that may not be patented or patentable, in part by confidentiality agreements and, if applicable, inventors' rights agreements with our collaborators, advisors, employees and consultants. We cannot assure you that these agreements will not be breached, that we will have adequate remedies for any breach or that persons or institutions will not assert rights to intellectual property arising out of our research.

We may not be able to enforce or protect our intellectual property rights, which may harm our ability to compete and adversely affect our business.

Our ability to enforce our patents, copyrights, software licenses and other intellectual property is subject to general litigation risks, as well as uncertainty as to the enforceability of our intellectual property rights in various countries. When we seek to enforce our rights, we are often subject to claims that the intellectual property right is invalid, is otherwise not enforceable or is licensed to the party against whom we are asserting a claim. In addition, our assertion of intellectual property rights often results in the other party seeking to assert alleged intellectual property rights of its own against us, which may adversely impact our business. An unfavorable ruling in these sorts of matters could include money damages or, in cases for which injunctive relief is sought, an injunction prohibiting us from manufacturing or selling one or more products, which could in turn negatively affect our business, financial condition, results of operations or cash flows. We can provide no assurances as to the outcome of these claims asserted by other parties with respect to their alleged intellectual property rights.

We are subject to litigation risks, including securities class action litigation, which may be costly to defend and the outcome of which is uncertain.

All industries, including the semiconductor industry, are subject to legal claims, with and without merit, including securities class action litigation that may be particularly costly and which may divert the attention of our management and our resources in general. We are involved in a variety of legal matters, most of which we consider routine matters that arise in the normal course of business. These routine matters typically fall into broad categories such as those involving suppliers and customers, employment and labor, and intellectual property. We believe it is unlikely that the final outcome of these legal claims will have a material adverse effect on our financial position, results of operations or cash flows. However, defense and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal claim or proceeding could have a material effect on our business, financial condition, results of operations or cash flows.

As mentioned above, from time to time, we have been, or may in the future be, involved in securities litigation. We can provide no assurance as to the outcome of any securities litigation matter in which we are party. These types of matters are costly to defend and even if resolved in our favor, could have a material adverse effect on our business, financial condition, results of operations and cash flow. Such litigation could also substantially divert the attention of our management and our resources in general. Uncertainties resulting from the initiation and continuation of securities litigation could harm our ability to compete in the marketplace. Because the price of our common stock has been, and may continue to be, volatile, we can provide no assurance that additional securities litigation will not be filed against us in the future. See Part I, Item 3, "Legal Proceedings" of this report for more information on our legal proceedings, including our pending securities class action litigation.

We are exposed to increased costs and risks associated with complying with increasing and new regulation of corporate governance and disclosure standards, including Section 404 of the Sarbanes-Oxley Act.

Like most publicly-traded companies, we incur significant cost and spend a significant amount of management time and internal resources to comply with changing laws, regulations and standards relating to corporate governance and public disclosure, including under Section 404 of the Sarbanes-Oxley Act of 2002, which requires management's annual review and evaluation of our internal control over financial reporting and attestations of the effectiveness of these systems by our management and by our independent registered public accounting firm. We have not been able to ascertain the impact that the integrations of AMIS and Catalyst will have in the future on our ability to maintain internal control over financial reporting. AMIS reported in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 29, 2007 that its disclosure controls and procedures were not effective as of September 29, 2007 as a result of a material weakness in its internal control over financial reporting. See AMIS's Quarterly Report on Form 10-Q for the fiscal quarter ended September 29, 2007 for more information on this material weakness. We have not assessed the impact that AMIS's material weakness will have on our disclosure controls and procedures or internal control over financial reporting, and will not be able to adequately do so until after the integration is completed, which is expected to occur in the first quarter of 2009. Additionally, we have not assessed the impact that Catalyst will have on our disclosure controls and procedures or internal control over financial reporting, and will not be able to adequately to do so until the second half of 2009. There can be no assurance that our independent registered public accounting firm will not identify a material weakness in the combined company's internal control over financial reporting in the future. If internal controls over financial reporting are materially deficient, we may experience a loss of public confidence, which could have a material adverse effect on its business and stock price.

See Part II, Item 9A "Controls and Procedures" of this report for information on disclosure controls and procedures and internal controls over financial reporting.

Environmental and other regulatory matters could adversely affect our ability to conduct our business and could require expenditures that could have a material adverse effect on our results of operations and financial condition.

Our manufacturing operations are subject to various environmental laws and regulations relating to the management, disposal and remediation of hazardous substances and the emission and discharge of pollutants into the air, water and ground. Our operations are also subject to laws and regulations relating to workplace safety and worker health, which, among other things, regulate employee exposure to hazardous substances. Motorola has agreed to indemnify us for environmental and health and safety liabilities related to the conduct or operations of our business or Motorola's ownership, occupancy or use of real property occurring prior to the closing of our 1999 recapitalization. We also have purchased environmental insurance to cover certain claims related to historical contamination and future releases of hazardous substances. However, we cannot assure you that such indemnification arrangements and insurance policy will cover all material environmental costs. In addition, the nature of our operations exposes us to the continuing risk of environmental and health and safety liabilities related to events or activities occurring after our recapitalization.

Based on information currently available to us, we believe that the future cost of compliance with existing environmental and health and safety laws and regulations, and any liability for currently known environmental conditions, will not have a material adverse effect on our business or prospects. However, we cannot predict:

- changes in environmental or health and safety laws or regulations;
- the manner in which environmental or health and safety laws or regulations will be enforced, administered or interpreted;
- our ability to enforce and collect under indemnity agreements and insurance policies relating to environmental liabilities; or
- the cost of compliance with future environmental or health and safety laws or regulations or the costs associated with any future environmental claims, including the cost of clean-up of currently unknown environmental conditions.

Warranty claims, product liability claims and product recalls could harm our business, results of operations and financial condition.

We face an inherent business risk of exposure to warranty and product liability claims in the event that our products fail to perform as expected or such failure of our products results, or is alleged to result, in bodily injury or property damage (or both). In particular, through our new AMIS subsidiary, we are subject to warranty and product liability claims relating to the medical market that are disproportional to the revenue we receive from our customers who incorporate our products into their goods or products. In addition, if any of our designed products are or are alleged to be defective, we may be required to participate in their recall. As suppliers become more integrally involved in the electrical design, original equipment manufacturers are increasingly expecting them to warrant their products and are increasingly looking to them for contributions when faced with product liability claims or recalls. A successful warranty or product liability claim against us in excess of our available insurance coverage and established reserves, or a requirement that we participate in a product recall, would have adverse effects (that could be material) on our business, results of operations and financial condition.

Trends, Risks and Uncertainties Relating to Our Indebtedness

Our substantial debt could impair our financial condition and adversely affect our ability to operate our business.

We are highly leveraged and have substantial debt service obligations. In addition, we may incur additional debt in the future, subject to certain limitations contained in our debt instruments. The degree to which we are leveraged could have important consequences to our potential and current investors, including:

- our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired;
- a significant portion of our cash flow from operations must be dedicated to the payment of interest and principal on our debt, which reduces the funds available to us for our operations;
- some of our debt is and will continue to be at variable rates of interest, which may result in higher interest expense in the event of increases in market interest rates;
- our debt agreements contain, and any agreements to refinance our debt likely will contain, financial and restrictive covenants, and our failure to comply with them may result in an event of default which, if not cured or waived, could have a material adverse effect on us;
- our level of indebtedness will increase our vulnerability to general economic downturns and adverse industry conditions;
- as our long-term debt ages, we may need to reclassify or repay such debt or seek additional financing (see Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this report under "Commercial Commitments, Contractual Obligations and Indemnities" of the "Liquidity and Capital Resources" section);
- our debt service obligations could limit our flexibility in planning for, or reacting to, changes in our business and the semiconductor industry; and
- our substantial leverage could place us at a competitive disadvantage vis-à-vis our competitors who have less leverage relative to their overall capital structures.

We may incur more debt and may require additional capital in the future to service this new debt, which could exacerbate the risks described above.

We (and our subsidiaries) may be able to incur substantial additional indebtedness in the future. The agreements relating to our outstanding indebtedness currently limit us along with our subsidiaries from incurring additional indebtedness. While we expect to have sufficient cash and cash equivalents for the next 12 months, if we incur additional debt, the related risks that we now face could intensify and it is possible that we may need to raise additional capital to service this new debt and to fund our future activities. Moreover, some of the debt we may incur may be secured by the same collateral securing certain of our existing indebtedness. Ultimately, we may not be able to obtain additional funding on favorable terms, or at all, and we may need to curtail our operations significantly, reduce planned capital expenditures and research and development, or be forced to obtain funds through arrangements that management did not anticipate, including disposing of our assets and relinquishing rights to certain technologies or other activities that may impair our ability to remain competitive.

The agreements relating to our indebtedness may restrict our current and future operations, particularly our ability to respond to changes or to take some actions.

Our debt agreements contain, and any future debt agreements may include, a number of restrictive covenants that impose significant operating and financial restrictions on, among other things, our ability to:

- incur additional debt, including guarantees;
- incur liens;
- sell or otherwise dispose of assets;
- make investments, loans or advances;
- make some acquisitions;
- engage in mergers or consolidations;
- make capital expenditures;
- pay dividends, redeem capital stock or make certain other restricted payments or investments;
- pay dividends from Semiconductor Components Industries, LLC to ON Semiconductor Corporation;
- engage in certain sale and leaseback transactions;
- enter into new lines of business;
- issue some types of preferred stock; and
- enter into transactions with our affiliates.

Any future debt could contain financial and other covenants more restrictive than those that are currently applicable.

Our failure to comply with the agreements relating to our outstanding indebtedness, including as a result of events beyond our control, could result in an event of default, that could materially and adversely affect our operating results and our financial condition.

If there were an event of default under any of the agreements relating to our outstanding indebtedness the holders of the defaulted debt could cause all amounts outstanding with respect to that debt to be due and payable immediately. We cannot assure you that our assets or cash flow would be sufficient to fully repay borrowings under our outstanding debt instruments, either upon maturity or if accelerated upon an event of default or, if we were required to repurchase any of our debt securities upon a change of control, that we would be able to refinance or restructure the payments on those debt securities. Further, if we are unable to repay, refinance or restructure our indebtedness under our secured debt, the holders of such debt could proceed against the collateral securing that indebtedness. In addition, any event of default or declaration of acceleration under one debt instrument could also result in an event of default under one or more of our other debt instruments.

We may not be able to generate sufficient cash flow to meet our debt service obligations.

Our ability to generate sufficient cash flow from operations to make scheduled payments on our debt obligations will depend on our future financial performance, which will be affected by a range of economic, competitive and business factors, many of which are outside of our control. If we do not generate sufficient cash flow from operations and proceeds from sales of assets in the ordinary course of business to satisfy our debt obligations, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling additional assets, reducing or delaying capital investments or seeking to raise additional capital. The terms of our financing agreements contain limitations on our ability to incur additional indebtedness. We cannot assure you that any refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sales and the amount of proceeds realized from those sales, or that additional financing could be obtained on acceptable terms, if at all, or would be permitted under the terms of our various debt instruments then in effect. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to refinance our obligations on commercially reasonable terms, would have an adverse effect on our business, financial condition and results of operations, as well as on our ability to satisfy our debt obligations.

Trends, Risks and Uncertainties Relating to Our Common Stock

Fluctuations in our quarterly operating results may cause our stock price to decline.

Given the nature of the markets in which we participate, we cannot reliably predict future revenues and profitability, and unexpected changes may cause us to adjust our operations. A large portion of our costs are fixed, due in part to our significant sales, research and development and manufacturing costs. Thus, small declines in revenues could negatively affect our operating results in any given quarter. Factors that could affect our quarterly operating results include:

- the timing and size of orders from our customers, including cancellations and reschedulings;
- the timing of introduction of new products;
- the gain or loss of significant customers, including as a result of industry consolidation;
- seasonality in some of our target markets;
- changes in the mix of products we sell;
- changes in demand by the end-users of our customers' products;
- market acceptance of our current and future products;
- variability of our customers' product life cycles;
- changes in manufacturing yields or other factors affecting the cost of goods sold, such as the cost and availability of raw materials and the extent of utilization of manufacturing capacity;
- changes in the prices of our products, which can be affected by the level of our customers' and end-users' demand, technological change, product obsolescence, competition or other factors;
- cancellations, changes or delays of deliveries to us by our third-party manufacturers, including as a result of the availability of manufacturing capacity and the proposed terms of manufacturing arrangements;
- our liquidity and access to capital; and
- our research and development activities and the funding thereof.

Our stock price may be volatile, which could result in substantial losses for investors in our securities.

The stock markets in general, and the markets for high technology stocks in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.

The market price of the common stock may also fluctuate significantly in response to the following factors, some of which are beyond our control:

- variations in our quarterly operating results;
- changes in securities analysts' estimates of our financial performance;
- changes in market valuations of similar companies;
- announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures, capital commitments, new products or product enhancements;

- loss of a major customer or failure to complete significant transactions; and
- additions or departures of key personnel.

The trading price of our common stock since our initial public offering has had a significant variance and we can not accurately predict every potential risk that may materially and adversely affect our stock price.

Provisions in our charter documents may delay or prevent the acquisition of our company, which could decrease the value of our stock.

Our certificate of incorporation and bylaws contain provisions that could make it harder for a third party to acquire us without the consent of our board of directors. These provisions:

- create a board of directors with staggered terms;
- permit only our board of directors or the chairman of our board of directors to call special meetings of stockholders;
- establish advance notice requirements for submitting nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at a meeting;
- prohibit stockholder action by written consent;
- authorize the issuance of "blank check" preferred stock, which is preferred stock with voting or other rights or preferences that could impede a takeover attempt and that our board of directors can create and issue without prior stockholder approval; and
- require the approval by holders of at least 66⅔% of our outstanding common stock to amend any of these provisions in our certificate of incorporation or bylaws.

Although we believe these provisions make a higher third-party bid more likely by requiring potential acquirors to negotiate with our board of directors, these provisions apply even if an initial offer may be considered beneficial by some stockholders.

Item 1B. *Unresolved Staff Comments*

We have no unresolved staff comments which would require disclosure under this item.

Item 2. *Properties*

In the United States, our corporate headquarters as well as manufacturing, design center, and research and development operations are located in approximately 1.26 million square feet of building space on property that we own in Phoenix, Arizona. We also lease properties around the world for use as sales offices, design centers, research and development labs, warehouses, logistic centers, trading offices and manufacturing support. The size and/or location of these properties change from time to time based on business requirements. We operate distribution centers, which are leased or contracted through a third party, in locations throughout Asia, Europe and the Americas. We own our manufacturing facilities in the United States, Japan, Malaysia, the Philippines, Slovakia, the Czech Republic, Thailand and Belgium. These facilities are primarily manufacturing operations, but also include office, utility, laboratory, warehouse and unused space. Additionally, we own a research and development facilities located in Romania and Canada. Our joint venture in Leshan, China also owns manufacturing, warehouse, laboratory, office and unused space.

In December 2003, we announced our decision to phase out manufacturing operations at our facility in East Greenwich, Rhode Island. We completed this closure during the fourth quarter of 2005. We transferred the production from this facility to our lower cost manufacturing facilities. We completed the sale of the manufacturing facility in the fourth quarter of 2006. We still own and occupy an approximately 58,000 square foot design center in East Greenwich, Rhode Island.

In the second quarter of 2006, we purchased an approximately 500,000 square foot manufacturing facility in Gresham, Oregon. This site is 83 acres and includes 98,000 square feet of clean room.

As part of our 1999 recapitalization, Motorola conveyed to us the surface rights to a portion of the land located at our Phoenix facility, excluding the subsurface rights, and conveyed buildings located at the Phoenix facility. These buildings do not include any treatment facilities relating to Motorola's environmental clean-up operations at the Phoenix facility. We executed a declaration of covenants, easements and restrictions with Motorola providing access easements for the parties and granting us options to purchase or to lease the subsurface rights of the land. In 2005, we announced plans to sell unused portions of the Phoenix, Arizona location. In October 2006, we sold a portion of the Phoenix, Arizona site that included an unused warehouse and unused parking lot. The remaining unused property and buildings are currently being marketed for sale or lease. We will continue to use the Phoenix facility as our corporate headquarters. As previously announced on our Form 8-Ks filed with the SEC on January 9, 2009 and on February 4, 2009, as one of the cost reduction measures we will be closing our remaining Phoenix wafer fabrication facility and transferring production to other sites within the Company's infrastructure.

We believe that our facilities around the world, whether owned or leased, are well maintained. We believe that we have sufficient access to productive capacity to meet our needs for the majority of the products in our business lines for the foreseeable future.

We have pledged substantially all of our tangible and intangible assets and similar assets of each of our existing and subsequently acquired or organized domestic subsidiaries (but no more than 65% of the capital stock of foreign subsidiaries held by them) to secure our senior bank facilities.

See Part I, Item 1 "Manufacturing Operations" included elsewhere in this report for further details on our properties.

Item 3. *Legal Proceedings*

We currently are involved in a variety of legal matters that arise in the normal course of business. Based on information currently available, management does not believe that the ultimate resolution of these matters, including the matters described or referred to in the next paragraphs will have a material effect on our financial condition, results of operations or cash flows. However, because of the nature and inherent uncertainties of litigation, should the outcome of these actions be unfavorable, our business, consolidated financial position, results of operations or cash flows could be materially and adversely affected.

Securities Class Action Litigation

During the period July 5, 2001 through July 27, 2001, we were named as a defendant in three shareholder class action lawsuits that were filed in federal court in New York City against us and certain of our former officers, current and former directors and the underwriters for our initial public offering. The lawsuits allege violations of the federal securities laws and have been docketed in the U.S. District Court for the Southern District of New York as: *Abrams v. ON Semiconductor Corp., et al., C.A. No 01-CV-6114; Breuer v. ON Semiconductor Corp., et al., C.A. No. 01-CV-6287; and Cohen v. ON Semiconductor Corp., et al.,* C.A. No. 01-CV-6942 ("District Court"). On April 19, 2002, the plaintiffs filed a single consolidated amended complaint that supersedes the individual complaints originally filed. The amended complaint alleges, among other things, that the underwriters of our initial public offering improperly required their customers to pay the underwriters' excessive commissions and to agree to buy additional shares of our common stock in the aftermarket as conditions of receiving shares in our initial public offering. The amended complaint further alleges that these supposed practices of the underwriters should have been disclosed in our initial public offering prospectus and registration statement. The amended complaint alleges violations of both the registration and antifraud provisions of the federal securities laws and seeks unspecified damages. We understand that various other plaintiffs have filed substantially similar class action cases against approximately 300 other publicly-traded companies and their public offering underwriters in New York City, which have all been transferred, along with the case against us, to a single federal district court judge for purposes of coordinated case management. We believe that the claims against us are without merit and have defended, and intend to continue to defend, the litigation vigorously. The litigation process is inherently uncertain, however, and we cannot guarantee that the outcome of these claims will be favorable for us.

On July 15, 2002, together with the other issuer defendants, we filed a collective motion to dismiss the consolidated, amended complaints against the issuers on various legal grounds common to all or most of the issuer defendants. The underwriters also filed separate motions to dismiss the claims against them. In addition, the parties have stipulated to the voluntary dismissal without prejudice of our individual former officers and current and former directors who were named as defendants in our litigation, and they are no longer parties to the litigation. On February 19, 2003, the District Court issued its ruling on the motions to dismiss filed by the underwriter and issuer defendants. In that ruling the District Court granted in part and denied in part those motions. As to the claims brought against us under the antifraud provisions of the securities laws, the District Court dismissed all of these claims with prejudice, and refused to allow plaintiffs the opportunity to re-plead these claims. As to the claims brought under the registration provisions of the securities laws, which do not require that intent to defraud be pleaded, the District Court denied the motion to dismiss these claims as to us and as to substantially all of the other issuer defendants as well. The District Court also denied the underwriter defendants' motion to dismiss in all respects.

In June 2003, upon the determination of a special independent committee of our Board of Directors, we elected to participate in a proposed settlement with the plaintiffs in this litigation. Had it been approved by the District Court, this proposed settlement would have resulted in the dismissal, with prejudice, of all claims in the litigation against us and against any of the other issuer defendants who elected to participate in the proposed settlement, together with the current or former officers and directors of participating issuers who were named as individual defendants. This proposed issuer settlement was conditioned on, among other things, a ruling by the District Court that the claims against us and against the other issuers who had agreed to the settlement would be certified for class action treatment for purposes of the proposed settlement, such that all investors included in the proposed classes in these cases would be bound by the terms of the settlement unless an investor opted to be excluded from the settlement in a timely and appropriate fashion.

On December 5, 2006, the U.S. Court of Appeals for the Second Circuit ("Court of Appeals") issued a decision in *In re Initial Public Offering Securities Litigation* that six purported class action lawsuits containing allegations substantially similar to those asserted against us could not be certified as class actions due, in part, to the Court of Appeals' determination that individual issues of reliance and knowledge would predominate over issues common to the proposed classes. On January 8, 2007, the plaintiffs filed a petition seeking rehearing *en banc* of this ruling. On April 6, 2007, the Court of Appeals denied the plaintiffs' petition for rehearing of the Court of Appeals' December 5, 2006 ruling. The Court of Appeals, however, noted that the plaintiffs remained free to ask the District Court to certify classes different from the ones originally proposed which might meet the standards for class certification that the Court of Appeals articulated in its December 5, 2006 decision. In light of the Court of Appeals' December 5, 2006 decision regarding certification of the plaintiffs' claims, the District Court entered an order on June 25, 2007 terminating the proposed settlement between the plaintiffs and the issuers, including us.

On August 14, 2007, the plaintiffs filed amended complaints in the six focus cases. The issuer defendants and the underwriter defendants separately moved to dismiss the claims against them in the amended complaints in the six focus cases. On March 26, 2008, the District Court issued an order in which it denied in substantial part the motions to dismiss the amended complaints in the six focus cases.

In February 2009, an agreement-in-principle to settle the litigation in its entirety was reached, which agreement will be subject to negotiation, filing with the District Court of definitive settlement documents, and final approval by the District Court. While we can make no assurances or guarantees as to the outcome of these proceedings, we believe that the final result of this action will have no material effect on our consolidated financial position, results of operations or cash flows.

Intellectual Property Matters

We face risk to exposure from claims of infringement of the intellectual property rights of others. In the ordinary course of business, we receive letters asserting that our products or components breach another party's rights. These threats may seek that we make royalty payments, that we stop use of such rights, or other remedies. We were in binding arbitration on one such claim under an existing license agreement. The arbitration hearing occurred late last year and the panel issued an Interim Reasoned Award on March 20, 2008 containing a final decision and ruling that none of our accused products infringed the asserted patent. Per the terms of the license agreement, this decision is binding and non-appealable. However, on April 10, 2008, the other party filed a motion with the panel to reconsider its decision on the merits, which we opposed as being impermissible and procedurally improper. On May 1, 2008, the panel issued its decision and order denying the other party's motion to reconsider the Interim Reasoned Award. On May 19, 2008, we filed a motion to recover our costs, arbitrators' fees, and attorneys' fees. On July 11, 2008, the panel issued a decision in our favor and ordered the other party to pay us substantially all of our costs and fees. On June 20, 2008, the other party filed petitions to vacate in part the panel's Interim Reasoned Award. One petition was filed in Arizona State Court and the other petition was filed in Arizona Federal District Court. On August 15, 2008, we filed a counter-petition in state court to confirm the panel's July 11, 2008 ruling. On August 29, 2008, the other party filed an amended petition in state court to stay all proceedings there pending the federal court's decision on jurisdiction, which petition was subsequently granted on October 16, 2008. We believe both petitions filed by the other party are without merit. On January 30, 2009, we entered into a settlement agreement with the other party who agreed to pay us the costs and fees awarded by the panel. The parties filed stipulations to dismiss in both the state and federal courts, which stipulations to dismiss were granted with prejudice by the state court on February 4, 2009 and by the federal court on February 5, 2009 bringing this matter to a close.

On April 18, 2008, LSI Logic Corporation ("LSI") and Agere Systems Inc. ("Agere") (which was acquired by LSI in 2007) filed a new patent infringement action with the U.S. International Trade Commission ("ITC") naming 18 semiconductor companies including us. LSI and Agere also filed a parallel patent infringement lawsuit against the same companies in the Federal District Court in the Eastern District of Texas. LSI and Agere are seeking an injunction and damages in an unspecified amount relating to such alleged infringement. The patent relates to semiconductor wafer processing. We believe that we are already licensed to the asserted patent through pre-existing patent license agreements with LSI and Agere, and that these licenses cover all of our relevant wafer operations. LSI and Agere have agreed with our assertion that we are already licensed and we are completing discussions on a settlement agreement which would dismiss us from both the ITC action and the lawsuit.

Prior to the acquisition of AMIS by us on March 17, 2008, on July 19, 2007, AMIS was served with an amended complaint filed against its operating company, AMI Semiconductor, Inc., and its Belgian subsidiary, AMI Semiconductor Belgium B.V.B.A., by PowerDsine, Inc., and PowerDsine, Ltd., subsidiaries of Microsemi Corporation ("PowerDsine"), in the United States District Court for the Southern District of New York related to AMIS's recently announced power-over-Ethernet ("PoE") Power Sourcing Equipment ("PSE") application specific integrated circuit products custom-designed for Broadcom Corporation. The complaint alleged that AMIS breached the terms of a nondisclosure agreement between the parties and that AMIS interfered with a PowerDsine, Ltd. employment contract with a former employee who left PowerDsine and came to work for AMIS. This second claim was later dismissed by PowerDsine on August 10, 2007. In the complaint, PowerDsine seeks injunctive relief and damages in excess of $150 million. AMIS has denied PowerDsine's claims and has filed counterclaims against PowerDsine and Microsemi for defamation. In December 2008, the district court held on summary judgment that PowerDsine and Microsemi's statements did not constitute defamation under California state law (where the statements by Microsemi were made). Also in December 2008, the parties participated in a mandatory mediation with a federal Magistrate Judge for the Southern District of New York, but arrived at no settlement. Discovery in the case is complete and the trial began in New York on February 2, 2009 and was scheduled to be completed by February 13, 2009. On February 10, 2009, the district court judge suspended trial until March 23, 2009 to allow for further mediation in an effort to resolve the dispute. We believe that the resolution of this matter will not have a material adverse effect on our consolidated financial position, results of operations or cash flow.

Prior to the acquisition of AMIS by us on March 17, 2008, in January 2003, Ricoh Company, Ltd. ("Ricoh") filed in the U.S. District Court for the District of Delaware a complaint against AMIS and other parties alleging infringement of a patent owned by Ricoh. The case has been transferred to the U.S. District Court for the Northern District of California. Ricoh is seeking an injunction and damages in an unspecified amount relating to such alleged infringement. The patents relate to certain methodologies for the automated design of custom semiconductors. The case was scheduled to go to trial in March 2007; however, in December 2006 the court issued an order staying the case pending a re-examination proceeding filed by Synopsys, Inc. ("Synopsys") before the U.S. Patent & Trademark Office ("PTO") challenging the validity of the patent claims at issue in this case. Since that time, Synopsis has filed a total of three re-examination petitions with the PTO challenging the validity of the claims at issue. The PTO granted all three petitions and consolidated all three re-examinations into one proceeding before a single examiner. In April 2008, the court lifted the stay despite the ongoing reexamination proceedings in the PTO which proceedings were subsequently completed in September 2008 and the PTO issued a final rejection of all claims in the asserted patent over prior art. Ricoh has filed a notice of appeal with PTO and has until February 24, 2009 to file its appeal brief. Additionally, in September 2008 the court granted defendants request to refile its summary judgment motion on non-infringement that had been vacated as moot when the stay was imposed in December 2006. A hearing on defendants' motion for summary judgment was scheduled for January 30, 2009 but was cancelled by the judge who instead told both parties that he would issue his order without holding a hearing. We are currently awaiting the judge's order. We believe that the asserted claims are without merit, and even if meritorious, that we will be indemnified against damages by Synopsys, and that resolution of this matter will not have a material adverse effect on our consolidated financial position, results of operations, financial condition or cash flows.

See Part 1, Item 1 "Government Regulation" of this report for information on certain environmental matters.

See also Part IV, Item 15 "Exhibits and Financial Statement Schedules," Note 15: "Commitments and Contingencies" of the notes to the consolidated audited financial statements of this Form 10-K for contingencies relating to other legal proceedings and other matters.

Item 4. ***Submission of Matters to a Vote of Security Holders***

None.

PART II

Item 5. ***Market for Registrant's Common Equity and Related Stockholder Matters and Issuer Purchases of Equity Securities***

Our common stock is traded on the Nasdaq Global Select Market and is traded under the symbol "ONNN" on the Nasdaq National Market. The following table sets forth the high and low closing sale prices for our common stock for the fiscal periods indicated as reported by the Nasdaq Global Select Market.

Range of Sales Price

	High	Low
2008		
First Quarter	$ 8.58	$ 4.99
Second Quarter	$10.39	$ 5.68
Third Quarter	$10.56	$ 6.59
Fourth Quarter	$ 6.76	$ 2.60
2007		
First Quarter	$10.76	$ 7.50
Second Quarter	$11.35	$ 8.81
Third Quarter	$12.85	$10.57
Fourth Quarter	$12.99	$ 8.11

As of February 20, 2009, there were approximately 311 holders of record of our common stock and 411,874,486 shares of common stock outstanding.

We have neither declared nor paid any cash dividends on our common stock since our initial public offering, and we do not presently intend to do so. Our future dividend policy with respect to our common stock will depend upon our earnings, capital requirements, financial condition, debt restrictions and other factors deemed relevant by our Board of Directors. Our senior bank facilities restrict our ability to pay cash dividends to our common stockholders.

Equity Compensation Plan Table

Information concerning equity compensation plans is included in Part III, Item 12. "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters," found elsewhere in this report.

Item 6. ***Selected Financial Data***

The following table sets forth certain of our selected financial data for the periods indicated. The statement of operations and balance sheet data set forth below for the years ended and as of December 31, 2008, 2007, 2006, 2005 and 2004 are derived from our audited consolidated financial statements. You should read this information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements included elsewhere in this report.

	Year ended December 31,				
	2008 (6)	2007 (6)	2006 (6)	2005	2004
	(in millions, except per share data)				
Statement of Operations data:					
Revenues	$2,054.8	$1,566.2	$1,531.8	$1,260.6	$1,266.9
Restructuring, asset impairments and other, net (1)	26.2	3.0	(6.9)	3.3	19.6
Goodwill impairment charges (7)	544.5	—	—	—	—
Gain (loss) on debt prepayment (2)	11.0	(0.1)	(1.3)	—	(159.7)
Income (loss) before cumulative effect of accounting change	(389.2)	242.2	272.1	103.5	(123.7)
Cumulative effect of accounting change (3)	—	—	—	(2.9)	—
Net income (loss)	(389.2)	242.2	272.1	100.6	(123.7)
Diluted earnings (loss) per common share before cumulative effect of accounting change (4)	$ (1.00)	$ 0.80	$ 0.80	$ 0.22	$ (0.55)
Diluted earnings (loss) per common share (4)	$ (1.00)	$ 0.80	$ 0.80	$ 0.21	$ (0.55)

	December 31,				
	2008	2007	2006	2005	2004
	(in millions)				
Balance Sheet data:					
Total assets	$2,354.2	$1,637.6	$1,416.5	$1,148.5	$1,110.1
Long-term debt, less current portion	1,061.4	1,128.6	1,148.1	993.1	1,131.8
Redeemable preferred stock (5)	—	—	—	—	131.1
Stockholders' equity (deficit)	678.7	15.9	(225.4)	(300.3)	(537.8)

(1) Restructuring, asset impairments and other, net include employee severance and other exit costs associated with our worldwide cost reduction and profitability enhancement programs, asset impairments, executive severance costs, a $0.7 million gain in 2008 associated with the reversal of the capital lease obligations, partially offset by the write-off of the net book value of the software licenses that were included in property, plant, and equipment, a $5.7 million gain in 2006 associated with insurance proceeds received to replace damaged equipment in our Gresham, Oregon wafer fabrication facility, a $4.5 million gain in 2006 on the sale of a building at our corporate headquarters in Phoenix, Arizona and a manufacturing facility at our East Greenwich, Rhode Island location.

(2) The $11.0 million gain on debt repurchase in 2008 was due to the repurchase of $60.9 million at par value of our zero coupon convertible senior subordinated notes due 2024 prior to maturity. The $0.1 million loss on debt prepayment in 2007 was due to the prepayment of $23.9 million of our senior bank facilities prior to maturity. The $1.3 million loss on debt prepayment in 2006 was due to the prepayment of $374.1 million on our senior bank facilities prior to maturity. In 2004, this charge included $114.0 million in redemption premiums, consent fees, incentive fees, dealer manager fees and certain third party costs and $45.7 million in capitalized closing costs and unamortized debt discounts that were written off associated with our various refinancing activities.

(3) In 2005, we adopted FASB Interpretation No. 47 "Accounting for Conditional Asset Retirement Obligations — An Interpretation of FASB Statement No. 143" ("FIN 47"). FIN 47 clarifies that the term conditional asset retirement obligation as used in FASB Statement No. 143 "Accounting for Asset

Retirement Obligations" ("Statement 143") refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The impact of the adoption of FIN 47 to our financial condition and results of operations was a charge of $2.9 million, net of an income tax benefit of $0.3 million, for the year ended December 31, 2005.

(4) Diluted net income (loss) per common share for the years ended December 31, 2005 and 2004 are calculated by deducting: dividends on our redeemable preferred stock of $9.2 million and $9.9 million, million, respectively; the accretion of the increase in redemption value of our redeemable preferred stock of $(1.0) million in 2005 and $1.5 million in 2004; the dividend from inducement shares issued upon conversion of convertible redeemable preferred stock of $20.4 million in 2005; the allocation of undistributed earnings to preferred shareholders of $9.7 million in 2005; then dividing the resulting amounts by the weighted average number of common shares outstanding (including the incremental shares issuable upon the assumed exercise of stock options and conversion of preferred stock to the extent they are not anti-dilutive) during such periods. On November 10, 2005, we entered into a Conversion and Termination Agreement with an affiliate of TPG to convert its preferred stock into approximately 49.4 million shares of our common stock. To induce the conversion, we issued approximately 3.9 million additional shares of our common stock to such affiliate of TPG. Following the conversion, none of the authorized shares of preferred stock remained outstanding.

(5) The redeemable preferred stock outstanding at December 31, 2004 was issued to an affiliate of TPG in September 2001. As described above, on November 10, 2005, we entered into a Conversion and Termination Agreement with TPG to convert the preferred stock into shares of our common stock. As of December 31, 2008, 2007, 2006 and 2005, there were no shares of redeemable preferred stock outstanding.

(6) In 2006, we adopted Statements of Financial Accounting Standards ("SFAS") No. 123R, which requires us to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is recognized over the period during which an employee is required to provide service in exchange for the award. As a result of the adoption of SFAS No. 123R, our results of operations include $33.2 million, $16.5 million and $10.2 million of stock compensation expense during the years ended December 31, 2008, December 31, 2007 and December 31, 2006, respectively.

(7) In 2008, we recorded $544.5 million of goodwill impairment charges relating to our AMIS, PTC Business and Cherry goodwill on our statement of operations for the year ended December 31, 2008. The impairment charge resulted from a decline in the operating results and a decline in our business outlook, primarily due to the current macroeconomic environment. We used the income approach, based on estimated future cash flows, to perform the goodwill impairment test. These estimates include assumptions about future conditions such as revenues, gross profits, operating expenses, and industry trends.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

You should read the following discussion in conjunction with our audited historical consolidated financial statements, which are included elsewhere in this Form 10-K. Management's Discussion and Analysis of Financial Condition and Results of Operations contains statements that are forward-looking. These statements are based on current expectations and assumptions that are subject to risk, uncertainties and other factors. Actual results could differ materially because of the factors discussed in Part I, Item 1A. "Risk Factors" of this Form 10-K.

Executive Overview

This section presents summary information regarding our industry, markets and operating trends only. For further information regarding the events summarized herein, you should read "Management's Discussion and Analysis of Financial Condition and Results of Operations" in its entirety.

Industry Overview

Worldwide semiconductor industry sales were $261.9 billion in 2008, an increase of 2.5% from $255.6 billion in 2007. We participate in unit and revenue surveys and use data summarized by WSTS to evaluate overall semiconductor market trends and also to track our progress against the total market in the areas we provide semiconductor components. The following table sets forth total worldwide semiconductor industry revenues and revenues in our total addressable market since 2004:

Year Ended December 31,	Worldwide Semiconductor Industry Sales (1)	Percent Change	Total Addressable Market Sales (1)(2)	Percent Change
	(in billions)		(in billions)	
2008	$261.9	2.5%	$61.8	86.7%
2007	$255.6	3.2%	$33.1	7.8%
2006	$247.7	8.9%	$30.7	15.8%
2005	$227.5	6.8%	$26.5	0.0%
2004	$213.0	28.0%	$26.5	14.2%

(1) Based on shipment information published by WSTS, an industry research firm. WSTS collects this information based on product shipments, which is different from our revenue recognition policy as described in "Critical Accounting Policies and Estimates — Revenue Recognition" contained elsewhere in this report. We believe the data provided by WSTS is reliable, but we have not independently verified it. WSTS periodically revises its information. We assume no obligation to update such information.

(2) Our total addressable market comprises the following specific WSTS product categories: (a) discrete products (all discrete semiconductors other than sensors, RF and microwave power transistors/modules, RF and microwave diodes, RF and microwave SS transistors, power FET modules, IGBT modules, SP logic and optoelectronics); (b) standard analog products (amplifiers, voltage regulators and references, comparators, ASSP consumer, ASSP computer, ASSP automotive and ASSP industrial and others); (c) standard logic products (general purpose logic and MOS general purpose logic only); (d) SP logic (consumer other, computer other peripherals, wired communications, automotive and industrial); (e) CMOS image sensors; and (f) memory. Although we categorize our products as power and data management semiconductors and standard semiconductor components, WSTS uses different product categories.

Following the unprecedented semiconductor industry revenue declines of 2001, the semiconductor industry began to show signs of stability in 2002 and grew more robust in both 2003 and 2004. Worldwide semiconductor industry sales grew by 8.9% in 2006, 3.2% in 2007, and 2.5% in 2008. Sales in our total addressable market grew by 14.2% in 2004, reflecting increases in volume and slowing rates of price declines. Sales in our total addressable market remained stable in 2005, reflecting increases in volume that were offset by price declines. Sales in our total addressable market grew in 2006, reflecting increases in volume that exceeded the impact of further price declines. Sales in our total addressable market grew in 2007, reflecting increases in volume that exceeded the impact of further pure declines. Sales in our total addressable market grew significantly in 2008, reflecting the expanded markets we now serve with the acquisitions of AMIS and Catalyst that exceeded the impact of any pure declines. The most recently published estimates of WSTS project a compound annual growth rate in our total addressable market of approximately 3.7% during 2009 through 2011. These projections are not ours and may not be indicative of actual results.

Recent Results

Our total revenues for the year ended December 31, 2008 were $2,054.8 million, an increase of 31.2 percent from $1,566.2 million for the year ended December 31, 2007, the majority of which was due to our acquisition of AMIS in the first quarter of 2008. During 2008, we reported a net loss of $380.1 million that included a goodwill impairment charge of $544.5 million. During 2007, we reported net income of $242.2 million that included $3.0 million in restructuring, asset impairments and other benefits. Our gross margin decreased by approximately 140 basis points to 36.3% in 2008 from 37.7% in 2007. The primary reason for the decrease is attributable to the sale of inventory that was written up to fair value in connection with the acquisitions of ADI, AMIS and Catalyst, as well as the decreases in average selling prices, partially offset by cost reduction activities in 2008 versus 2007.

Outlook

Based upon product booking trends, backlog levels, manufacturing services revenues and estimated turns levels, we anticipate that total revenues will be approximately $340 million to $380 million in the first quarter of 2009. Backlog levels at the beginning of the first quarter of 2009 were down from backlog levels at the beginning of the fourth quarter of 2008 and represent approximately 80 to 90 percent of our anticipated first quarter 2009 revenues. We expect that average selling prices for the first quarter of 2009 will be down approximately 2% from the fourth quarter of 2008. We expect cash capital expenditures of approximately $20 million to $25 million in the first quarter of 2009 and total cash capital expenditures for 2009 of approximately $55 million to $60 million.

For the first quarter of 2009, we expect gross profit as a percentage of revenue to be approximately 29% to 31%. For the first quarter of 2009, we also expect total operating expenses of approximately $146 million to $148 million, which include the amortization of intangible assets, stock compensation expense, restructuring, asset impairments and other charges of approximately $31 million to $33 million.

We anticipate that net interest expense and other expenses will be approximately $21 million for the first quarter of 2009, which includes non-cash interest expense of approximately $9 million from the adoption of FASB APB 14-1 relating to our convertible senior subordinated notes. We expect cash payments of income taxes to be approximately $3 million. We also expect stock compensation expense of approximately $12 million to $13 million in the first quarter of 2009. Our current fully diluted share count is approximately 413 million shares based on recent share prices.

Business Overview

We classify our products broadly as power analog, digital signal processing, mixed-signal, advanced logic, memory, data management semiconductors and standard semiconductor components. We design, manufacture and market an extensive portfolio of semiconductor components that addresses the design needs of sophisticated electronic systems and products. Our power management semiconductor components control, convert, protect and monitor the supply of power to the different elements within a wide variety of electronic devices. Our custom application specific integrated circuits use analog, digital signal processing, mixed-signal and advanced logic capabilities to act as the brain behind many of our automotive, medical, military, aerospace, consumer and industrial customers' unique products. Our data management semiconductor components provide high-performance clock management and data flow management for precision computing and communications systems. Our standard semiconductor components serve as "building block" components within virtually all electronic devices. These various products fall into the logic, analog and discrete categories used by WSTS.

Historically, the semiconductor industry has been highly cyclical. During a down cycle, unit demand and pricing have tended to fall in tandem, resulting in revenue declines. In response to such declines, manufacturers have shut down production capacity. When new applications or other factors have eventually caused demand to strengthen, production volumes have eventually stabilized and then grown again. As market unit demand have reached levels above capacity production capabilities, shortages have begun to occur, which typically has caused pricing power to swing back from customers to manufacturers, thus prompting further capacity expansion. Such expansion has typically resulted in overcapacity following a decrease in demand, which has triggered another similar cycle.

During 2008 we experienced an increase in revenues over 2007 resulting from the acquisitions of AMIS and Catalyst, net of price decreases. We expect price declines during 2009 to be moderate but macroeconomic and competitive factors can quickly change the pricing landscape.

New Product Innovation

As a result of the success of our research and development initiatives, excluding the introduction of lead-free products, we introduced 241 new product families in 2008, of which 73 were generated from the acquisitions of AMIS and Catalyst, and 168 were generated from our existing business operations. There were 171 new product families in 2007. Our new product development efforts continue to be focused on building solutions in power management that appeal to customers in focused market segments and across multiple high growth applications. With the acquisition of the Gresham, Oregon wafer fabrication facility, we increased our research and development in deep sub micron power management solutions to further differentiate us from our competition. As always, it is our practice to regularly re-evaluate our research and development spending, to assess the deployment of resources and to review the funding of high growth technologies regularly. We deploy people and capital with the goal of maximizing our investment in research and development in order to position us for continued growth. As a result, we often invest opportunistically to refresh existing products in our commodity logic, analog, memory and discrete products. We invest in these initiatives when we believe there is a strong customer demand or opportunities to innovate our current portfolio in high growth markets and applications.

Cost Savings and Restructuring Activities

We continue to implement profitability enhancement programs to improve our cost structure and, as a result, we expect to rank, as compared to our primary competitors, among the lowest in terms of cost structure.

During the first quarter of 2007, we announced plans to consolidate manufacturing efforts with the closing of one of our manufacturing facilities at our Phoenix, Arizona location. The wafer manufacturing that took place at this facility has been transferred to our off-shore low-cost manufacturing facilities. We have exited this facility, although we still own it and have leased it to another company for a period of seven years beginning in the fourth quarter of 2008. All 80 employees associated with this facility have been terminated. Also in connection with this activity, during the third quarter of 2007 we announced reductions in factory support functions at our Phoenix, Arizona and Gresham, Oregon locations, which resulted in the elimination or transfer of 62 positions. The full cost savings from these actions is reflected in our outlook for the first quarter of 2009.

During the second quarter of 2008, we began the process of closing our wafer fabrication facilities in Piestany, Slovakia, which will result in the elimination of approximately 430 positions. We expect full annual savings from this announcement to be approximately $12.0 million to $16.0 million annually, beginning in the second quarter of 2009.

During the first quarter of 2009, in response to the economic downturn, we announced the following actions to reduce overall spending levels:

- reduction in 2009 planned capital expenditures to between $55 million and $60 million compared to normalized levels of between $130 million and $140 million;
- temporary hiring freeze, the elimination of bonus payments during 2009, three weeks of unpaid time off for senior executives in both the first and second quarters of 2009, two weeks of unpaid time off or 4 day work week (based upon local legal requirements) for other employees in both the first and second quarters of 2009, and no annual merit increases;
- a reduction in worldwide personnel of approximately 1,500 employees, which equates to an approximate decrease of 10% of total payroll; and,
- the planned closure of our remaining Phoenix, Arizona wafer fabrication facility, which is expected to result in the elimination of approximately 350 positions.

The actions we announced during the first quarter of 2009 are expected to reduce total fixed costs by approximately $40 million to $50 million a quarter, of which $10 million to $15 million will be from temporary actions. These actions are expected to reduce operating expenses by approximately $20.0 million. The Company expects initial benefits from these actions to start in the first quarter of 2009 and to increase throughout the year. The initial benefits have been included in our outlook for the first quarter of 2009.

Our profitability enhancement programs will continue to focus on:

- consolidating manufacturing sites to improve economies of scale;
- transferring production to lower cost regions;
- increasing die manufacturing capacity in a cost-effective manner by moving production from 4" and 6" to 8" wafers and increasing the number of die per square inch;
- reducing the number of product platforms and process flows; and
- focusing production on profitable product families.

Debt Reduction and Financing Activities

Since the Recapitalization, we have had relatively high levels of long-term debt as compared to our principal competitors. During 2002 and 2003, we engaged in several debt refinancing transactions, which extended a portion of our debt maturities. Since 2003, however, we began undertaking measures to reduce our long-term debt and related interest costs. As a result of these measures, we reduced our total debt from $1,302.9 million as of December 31, 2003 to $1,169.3 million as of December 31, 2008. Similarly, we have reduced our annual interest expense from $151.1 million in 2003 to $38.3 million in 2008. Also, see "Liquidity and Capital Resources" and Note 8: "Long-Term Debt" of the notes to our consolidated financial statements included elsewhere in this Form 10-K.

Results of Operations

The following table summarizes certain information relating to our operating results that has been derived from our audited consolidated financial statements for the years ended December 31, 2008, 2007 and 2006. The amounts in the following table are in millions:

	Year ended December 31,			Dollar Change	
	2008	2007	2006	2007 to 2008	2006 to 2007
Revenues	$2,054.8	$1,566.2	$1,531.8	$ 488.6	$ 34.4
Cost of revenues	1,309.3	975.7	942.8	333.6	32.9
Gross profit	745.5	590.5	589.0	155.0	1.5
Operating expenses:					
Research and development	233.9	133.0	101.2	100.9	31.8
Selling and marketing	134.4	94.6	91.0	39.8	3.6
General and administrative	122.4	82.7	86.7	39.7	(4.0)
In-process research and development	27.1	—	—	27.1	—
Amortization of acquisition-related intangible assets	22.9	—	—	22.9	—
Restructuring, asset impairments and other net	26.2	3.0	(6.9)	23.2	9.9
Goodwill impairment charges	544.5	—	—	544.5	—
Total operating expenses	1,111.4	313.3	272.0	798.1	41.3
Operating income (loss)	(365.9)	277.2	317.0	(643.1)	(39.8)
Other income (expenses):					
Interest expense	(38.3)	(38.8)	(51.8)	0.5	13.0
Interest income	6.9	13.0	11.8	(6.1)	1.2
Other	(2.9)	—	0.5	(2.9)	(0.5)
Gain (loss) on debt prepayment	11.0	(0.1)	(1.3)	11.1	1.2
Other income (expenses), net	(23.3)	(25.9)	(40.8)	2.6	14.9
Income (loss) before income taxes and minority interests	(389.2)	251.3	276.2	(640.5)	(24.9)
Income tax (provision) benefit	9.4	(7.7)	(0.9)	17.1	(6.8)
Minority interests	(0.3)	(1.4)	(3.2)	1.1	1.8
Net income (loss)	$ (380.1)	$ 242.2	$ 272.1	$(622.3)	$(29.9)

Revenues

Net revenues were $2,054.8 million, $1,566.2 million and $1,531.8 million in 2008, 2007 and 2006, respectively. The increase from 2007 to 2008 was due to revenues from our October 2008 acquisition of Catalyst, our March 2008 acquisition of AMIS of approximately $467.0 million combined with a full year of revenues from our December 2007 acquisition of the PTC Business from ADI combined with an increase in volume and mix of approximately 6.0%, partially offset by a reduction in average selling prices of approximately 5.0%. The non-acquisition related increase from 2006 to 2007 was due to increased product volume and mix of approximately 8.0%, partially offset by a decrease in average selling prices of approximately 6.0%. The revenues by reportable segment in each of these three years were as follows (dollars in millions):

	Year Ended December 31, 2008	As a % Revenue	Year Ended December 31, 2007	As a % Revenue	Year Ended December 31, 2006	As a % Revenue
Automotive and Power Regulation	$ 432.5	21.0%	$ 436.9	27.9%	$ 418.2	27.3%
Computing Products	430.7	21.0%	356.5	22.8%	347.3	22.7%
Digital and Consumer Products	176.8	8.6%	178.5	11.4%	160.5	10.5%
Standard Products	488.5	23.8%	497.9	31.8%	505.2	33.0%
Custom and Foundry Product Group	526.3	25.6%	96.4	6.2%	100.6	6.6%
Total revenues	$2,054.8		$1,566.2		$1,531.8	

Revenues from automotive and power regulation declined from 2007 to 2008 and increased from 2006 to 2007. In 2008, this decline can be attributed to a decrease in revenues from DC to DC conversion of 13%, analog auto products of 16%, and LDO and Voltage regulator products of 8%, partially offset by increases in rectifier of 4%, AC to DC conversion of 8% and auto power of 15% from the prior year. In 2007, this increase can be attributed to an increase in revenues from AC to DC conversion of 5%, rectifier of 4%, analog automotive of 14%, auto power of 30%, and DC to DC conversion products of 1%, partially offset by a decrease in LDO and voltage regulator products of 2%.

Revenues from computing products increased from 2007 to 2008 and from 2006 to 2007. The increase from 2007 to 2008 can be attributed to an increase in revenues from power switching of 264% and signal and interface products of 1%, partially offset by decreases from low and medium voltage MOSFET of 5%. The increase from 2006 to 2007 can be attributed to increased revenues from low and medium voltage MOSFET of 3% and power switching products of 12%, partially offset by decreases in signal and interface products of 1%.

Revenues from digital and consumer products decreased from 2007 to 2008 and increased from 2006 to 2007. The decrease from 2007 to 2008 can be attributed to decreased revenues from analog switches of 9% and filters of 4%, partially offset by increases in revenues from low voltage power products of 7%. The increase from 2006 to 2007 can be attributed to increased revenues from filters of 17% and low voltage power products of 15%.

Revenues from standard products decreased from 2007 to 2008 and from 2006 to 2007. This segment consists of many products that are available from numerous competitors in the marketplace and is thus heavily influenced by pricing pressures and general market conditions. The decrease in revenues from 2007 to 2008 is primarily attributed to decreases in revenues from high frequency products of 20%, standard logic products of 4%, zener products of 5%, thyristor products of 9%, small signal products of 1% and bipolar power products of 3%, partially offset by increases in revenues from protection products of 23%. The decrease in revenues from 2006 to 2007 is primarily attributed to decreases in revenues from standard logic of 15%, high frequency of 12%, thyristor of 13%, bipolar power of 6%, and zener products of 1.7%, partially offset by increases in small signal of 4% and protection products of 11%.

Revenues from the custom foundry product group increased from 2007 to 2008 and decreased from 2006 to 2007. The increase in revenues from 2007 to 2008 is primarily attributed to revenues from the acquisition of the AMIS business, partially offset by a decline in activity pursuant to the LSI wafer supply agreement. The decrease from 2006 to 2007 is due to lower volume purchases by LSI under the wafer supply agreement with LSI that began in May 2006 related to our purchase of LSI's Gresham, Oregon wafer fabrication facility.

Revenues by geographic area as a percentage of revenues were as follows:

	Year Ended December 31, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006
Americas	24.6%	23.8%	25.9%
Asia/Pacfic	57.7%	61.6%	59.1%
Europe	17.7%	14.6%	15.0%
Total	100.0%	100.0%	100.0%

A majority of our end customers, served directly or through distribution channels, are manufacturers of electronic devices. In recent years, there has been a trend toward moving such manufacturing activities to lower cost regions, particularly in Asia. Our shift in revenues by geographic area reflects this trend in 2007 but the acquisitions of AMIS reversed the trend in 2008.

One of our customers accounted for 11% of our revenues for the years ended December 31, 2008, 2007 and 2006.

Gross Profit

Our gross profit was $745.5 million, $590.5 million, and $589.0 million in 2008, 2007 and 2006, respectively. As a percentage of revenues, our gross profit was 36.3%, 37.7%, and 38.5% in 2008, 2007 and 2006, respectively. Gross profit as a percentage of revenues decreased during 2008 compared to 2007, primarily due to the sale of inventory that was written up to fair market value in connection with the acquisitions of AMIS and the PTC Business from ADI, which had a 9.5% impact, as well as the decrease in average selling prices of 5.0%, partially offset by cost reduction activities. Gross profit as a percentage of revenues decreased slightly during 2007 as compared to 2006, primarily due to cost reductions from our profitability enhancement programs and increased sales volume, substantially offset by decrease of 6.0% in average selling prices. The gross profit by reportable segment in each of these three years were as follows (dollars in millions):

	Year Ended December 31, 2008	As a % Net Revenue	Year Ended December 31, 2007	As a % Net Revenue	Year Ended December 31, 2006	As a % Net Revenue
Automotive & Power Regulation	$167.4	8.1%	$170.4	10.9%	$176.8	11.5%
Computing Products	156.9	7.6%	134.0	8.6%	128.4	8.4%
Digital & Consumer Products	92.9	4.5%	97.5	6.2%	83.2	5.4%
Standard Products	196.4	9.6%	212.3	13.6%	212.9	13.9%
Custom and Foudry Product Group	175.6	8.5%	(2.8)	-0.2%	18.9	1.2%
Gross profit by segment	789.2		611.4		620.2	
Unallocated Manufacturing	(43.7)	-2.1%	(20.9)	-1.3%	(31.2)	-2.0%
Total gross profit	$745.5	36.3%	$590.5	37.7%	$589.0	38.5%

Gross profit from automotive and power regulation decreased from 2007 to 2008. The decrease can be attributed to decreased gross profit from DC to DC conversion products of 21%, analog automotive products of 15%, and LDO and voltage regulator products of 9%, partially offset by increases in gross profit from rectifier products of 11%, AC to DC conversion products of 5% and auto power products of 40%. Gross profit from automotive and power regulation decreased from 2006 to 2007. The decrease can be attributed to decreased gross profit from rectifier of 21%, and DC to DC conversion of 4%, partially offset by increases from AC to DC conversion of 2%, auto power of 5%, analog automotive of 16%, and LDO and voltage regulator products of 2%.

Gross profit from computing products increased from 2007 to 2008. The increase can be attributed to increased gross profit from power switching products of 1301% and signal and interface products of 10%, partially offset by decreases in low and medium voltage MOSFET products of 17%. Gross profit from computing products increased from 2006 to 2007. The increase can be attributed to increased gross profit from low and medium voltage MOSFET products of 16%, partially offset by decreases from power switching products of 72% and signal and interface products of 1%.

Gross profit from digital and consumer products decreased from 2007 to 2008. The decrease can be attributed to decreases in filters of 6% and analog switches of 19%, partially offset by increases in low voltage products of 8%. Gross profit from digital and consumer products increased from 2006 to 2007. The increase can be attributed to increased gross profit from analog switch of 8%, filter of 17% and low voltage products of 26%.

Gross profit from standard products decreased from 2007 to 2008. The decrease can be attributed to decreases in high frequency products of 24%, small signal products of 11%, zener products of 8% and thyristor products of 10%, partially offset by increases in gross profit from protection products of 31%, bipolar power products of 6% and standard logic products of 3%. Gross profit from standard products remained relatively flat from 2006 to 2007. Increases in protection products of 22%, small signal of 6% and zener products of 12% were offset by decreases in standard logic of 30%, high frequency of 11%, thyristor of 30% and bipolar power products of 10%.

Gross profit from the custom and foundry product group increased from 2007 to 2008. The increase is attributed to gross profit from the acquisition of the AMIS business partially offset by a $70.7 million expense related to a step up in the inventory valuation as of the acquisition date, and decreases in gross profit pursuant to the LSI wafer supply agreement. Gross profit from custom and foundry product group decreased from 2006 to 2007 due to the decrease in volume of wafers sold to LSI.

Certain costs incurred during the manufacturing process are not allocated to the reportable segments. The increase in unallocated manufacturing costs from $20.9 million in 2007 to $43.7 million in 2008 was due primarily to the write off of in-process research and development associated with our acquisitions of AMIS and Catalyst of $27.1 million combined with lower underutilized factory costs. The decrease in unallocated manufacturing costs from $31.2 million in 2006 to $20.9 million in 2007 was due primarily to lower underutilized factory costs.

Operating Expenses

Research and development expenses were $233.9 million, $133.0 million and $101.2 million, representing 11.4%, 8.5% and 6.6% of revenues in 2008, 2007 and 2006, respectively. The increase from 2007 to 2008 was primarily attributable to increased expense associated with on-going research and development activities as a result of the acquisitions of Catalyst, AMIS and the PTC Business from ADI, as well as the development of new process technologies in our Gresham fabrication facility and the effects of foreign currency on wages. The increase from 2006 to 2007 was primarily attributable to increased employee salaries and wages and increased headcount, and the costs to develop new products in our Gresham wafer fabrication facility and the expansion of our digital production capabilities in our Gresham wafer fabrication facility, partially offset by decreases in employee performance bonuses.

Selling and marketing expenses were $134.4 million, $94.6 million and $91.0 million, representing 6.5%, 6.0% and 5.9% of revenues in 2008, 2007 and 2006, respectively. The increase from 2007 to 2008 was primarily attributed to increased selling and marketing activities as a result of the acquisition of AMIS combined with increased activity at our solution engineering centers in North America and Asia combined with the expansion of our sales and marketing presence in China and the effects of foreign currency on wages. The increase from 2006 to 2007 was primarily attributed to increased employee salaries and wages and increased stock compensation expense, partially offset by a decrease in employee performance bonuses.

General and administrative expenses were $122.4 million, $82.7 million and $86.7 million representing 6.0%, 5.3% and 5.7% of revenues in 2008, 2007 and 2006, respectively. The increase from 2007 to 2008 was attributable to increases in stock compensation expense, general and administrative expenses associated with the acquisition of AMIS and increased costs associated with AMIS integration activities, combined with the effects of foreign currency on wages, partially offset by decreased employee performance bonuses. The decrease from 2006 to 2007 was attributable to decreases in employee performance bonuses partially offset by increased salaries and wages from higher headcount and legal fees.

Other Operating Expenses — Restructuring, Asset Impairments and Other, Net

Restructuring, asset impairments and other charges were $26.2 million, $3.0 million and ($6.9) million in 2008, 2007 and 2006, respectively. Our individual quarterly restructuring charges are summarized below. For more information see Note 6: "Restructuring, Asset Impairments and Other, Net" of the notes to our audited consolidated financial statements included elsewhere in this report.

- $3.7 million charge recorded in the fourth quarter of 2008, consisting of:
  - $2.3 million of asset impairments resulting from the fact that we have changed our plans related to the use of certain software, and management considers the cease of use of these assets as other than temporarily impaired;
  - $0.1 million charge relating to the cancellation of contract with supplier associated with the May 2008 announced shutdown of manufacturing facilities in Piestany, Slovakia;
  - $0.8 million of employee separation charges associated with the May 2008 announced shutdown of the manufacturing facility in Piestany, Slovakia;
  - $0.5 million of exit costs associated with the exit and clean up of wafer fabrication facility.
- $2.5 million charge recorded in the third quarter of 2008, consisting of:
  - $1.9 million of employee separation charges: including $1.1 million of termination benefits for 24 AMIS employees due to plans to eliminate certain duplicative positions and $0.8 million for termination benefits for approximately 430 employees due to the announced shutdown of the manufacturing facilities in Piestany, Slovakia.
  - $0.6 million of exits costs related to the 2008 acquisition of AMIS for charges incurred to clean up and exit an AMIS fabrication facility.
- $14.2 million charge recorded in the second quarter of 2008, consisting of:
  - $4.1 million of employee separation charges: including $3.6 million of employee separation charges to eliminate certain duplicative positions for 77 individuals, 19 of who were employees of AMIS prior to the acquisition; $0.2 million of employee separation charges, when plans were announced to consolidate manufacturing efforts. Production activities from our wafer manufacturing facilities in Phoenix, Arizona will be transferred to our off-shore lower cost manufacturing facilities, and $0.3 million of employee separation charges, for 6 employees when plans were announced to consolidate a portion of the operations on our Hong Kong design center;

- $0.3 million of exit costs related to the 2008 acquisition of AMIS for charges incurred to terminate software licenses under certain lease agreements with external customers found to be duplicative between historical ON Semiconductor licenses and historical AMIS licenses;
- $9.8 million of asset impairments included in restructuring: of which $7.9 million related to the planned shutdown of Piestany, Slovakia manufacturing facilities.

- $5.8 million charge recorded in the first quarter of 2008, consisting of:
  - $2.5 million of employee separation charges: including $1.7 million of employee separation charges to eliminate certain duplicative positions for 36 individuals of which 20 were employees of AMIS prior to the acquisition, and $0.8 million employee separation charges, when plans were announced to consolidate manufacturing efforts. Production activities from our wafer manufacturing facilities in Phoenix, Arizona will be transferred to our off-shore lower cost manufacturing facilities;
  - $1.8 million of exit costs related to the 2008 acquisition of AMIS for charges incurred to terminate software licenses under certain lease agreements with external customers found to be duplicative;
  - $2.2 million of asset impairments which results from the impairment of internally developed software that management does not consider a temporary cessation of use;
  - $0.7 million net gain for the settlement of the capital lease obligation, related to software licenses that were included in property, plant, and equipment.
- $1.0 million charge recorded in the fourth quarter of 2007, consisting of:
  - $1.0 million of employee separation charges for changes in management structure at our Aizu, Japan manufacturing facility and for outsourcing health care professionals at our Seremban, Malaysia manufacturing facility.
- $2.0 million charge recorded in the third quarter of 2007, consisting of:
  - $2.0 million of employee separation charges related to the announcement of reduction of factory support functions.
- $10.2 million gain recorded in the fourth quarter of 2006, consisting of:
  - $5.7 million gain from insurance proceeds received to replace equipment damaged after an overhead fire prevention sprinkler malfunctioned in the Company's Gresham wafer fabrication facility.
  - $3.9 million gain on sale of a building at our corporate headquarters in Phoenix, Arizona; and
  - $0.6 million gain on sale of a manufacturing facility at our East Greenwich, Rhode Island location.
- $3.3 million charge recorded in the second quarter of 2006, consisting of:
  - $4.7 million of asset impairments resulting from the fact that we have no plans to use certain internally developed software, and management considers the cessation of use of these assets as other than temporarily impaired;
  - $1.2 million of net favorable adjustments to the employee separation charges reserve related to the previously planned transfer of wafer fabrication manufacturing operations from Malaysia to the United states, which was cancelled;
  - $0.1 million of net favorable adjustments to the employee separation charges reserve for general worldwide work force reductions announced in the second quarter of 2005; and
  - $0.1 million of net favorable adjustments to the employee separation charges reserve for employees whose terminations under the December 2002 restructuring program were rescinded.

Other Operating Expense — Goodwill Impairment Charges

We monitor the recoverability of goodwill recorded in connection with acquisitions, by reporting unit, annually or sooner if events or changes in circumstances indicate that the carrying amount may not be recoverable in accordance with SFAS No. 142, Goodwill and Other Intangible Assets. Our goodwill has been allocated to a total of ten reporting units. We performed the annual impairment analysis of goodwill at the reporting unit level as of the first day of the fourth quarter by comparing the fair value of a reporting unit with its carrying value, including goodwill. If the fair value is less than the carrying value, the impairment to be recognized is measured by the amount by which the carrying value of the goodwill exceeds the fair value of the reporting unit goodwill. During the fourth quarter of 2008, we determined that based on current market conditions and a decline in our business outlook, primarily due to the macroeconomic environment, $544.5 million of the carrying amount of our goodwill allocated to six of our reporting units was impaired. The goodwill allocated to these six reporting units was primarily from our December 31, 2007 acquisition of the PTC Business and our March 17, 2008 acquisition of AMIS. The remaining four reporting units whose goodwill was not impaired had declines in business outlook, although not significant enough to trigger impairment. We recognized goodwill impairment charges of $416.3 million in the custom and foundry products segment, $29.2 million in the automotive and power regulation segment, $5.9 million in the digital and consumer products segment and $93.1 million in the computing products segment for a total charge of $544.5 million. The fair value of each reporting unit to which goodwill was assigned was estimated using the present value of estimated future cash flows. There was no impairment of goodwill for the years ended December 31, 2007 and 2006.

Operating Income

Information about operating income from our reportable segments for the years ended December 31, 2008, December 31, 2007 and December 31, 2006 are as follows, in millions:

	Automotive & Power Regulation	Computing Products	Digital & Consumer Products	Standard Products	Custom and Foundry Product Group	Total
For the year ended December 31, 2008:						
Segment operating income	$78.5	$61.3	$49.7	$111.0	$ 3.8	$304.3
For the year ended December 31, 2007:						
Segment operating income (loss)	$78.8	$62.8	$52.2	$138.0	$ (5.4)	$326.4
For the year ended December 31, 2006:						
Segment operating income	$91.1	$66.4	$37.7	$135.5	$17.3	$348.0

Depreciation and amortization expense is included in segment operating income. Reconciliations of segment information to financial statements follows, in millions:

	Year Ended		
	December 31, 2008	December 31, 2007	December 31, 2006
Operating income for reportable segments	$ 304.3	$326.4	$348.0
Unallocated amounts:			
Restructuring asset impairments and other charges, net	(26.2)	(3.0)	6.9
Goodwill impairment	(544.5)	—	—
Other unallocated manufacturing costs	(43.7)	(20.9)	(31.2)
Other unallocated operating expenses	(55.8)	(25.3)	(6.7)
Operating income	$(365.9)	$277.2	$317.0

Other unallocated operating expenses increased from $25.3 million in 2007 to $55.8 million in 2008 primarily due to increased costs associated with the write off of in-process research and development associated with our acquisitions of $27.1 million combined with increased costs to develop new products in our Gresham wafer fabrication facility that impact all reporting segments. Other unallocated operating expenses increased from $6.7 million in 2006 to $25.3 million in 2007 primarily due to increased costs to develop new products in our Gresham wafer fabrication facility that impact all reportable segments.

Interest Expense

Interest expense was $38.3 million, $38.8 million and $51.8 million in 2008, 2007 and 2006, respectively. The decrease in interest expense from 2007 to 2008 was primarily a result of lower London Interbank Offered Rate ("LIBOR") in 2008. The decrease in interest expense from 2006 to 2007 was primarily a result of interest savings that resulted from the issuance of our 2.625% convertible senior subordinated notes due 2026 in December 2006 with a large portion ($199.0 million) used to reduce our senior bank facilities. Our weighted-average interest rate on long-term debt (including current maturities) was 3.2%, 3.4% and 4.9% per annum in 2008, 2007 and 2006, respectively. See "Liquidity and Capital Resources — Key Financing Events" for a description of our refinancing activities.

Gain (Loss) on Debt Prepayment and Repurchases

Gain on debt prepayment totaled $11.0 million in 2008. During the fourth quarter of 2008, we repurchased $60.9 million of our zero coupon convertible senior subordinated notes due 2024, for approximately $49.4 million. The $11.5 million gain on the repurchase was offset by the write-off of $0.5 million of proportionate share of the debt issuance costs associated with the zero coupon convertible notes. Loss on debt prepayment totaled $0.1 million and $1.3 million in 2007 and 2006, respectively. During the first quarter of 2007, we incurred a loss on debt prepayment of $0.1 million resulting from the prepayment of $23.9 million of our senior bank facilities. During the fourth quarter of 2006, we used proceeds from the $484.0 million 2.625% convertible senior subordinated notes due 2026 and cash on hand to prepay a portion of our senior bank facilities. Accordingly, the $1.3 million loss on debt prepayment resulted from the write-off of a portion of debt issuance costs associated with the senior bank facilities. See "Liquidity and Capital Resources — Key Financing Events" for a description of our refinancing activities.

Income Tax Benefit (Provision)

Income tax benefit (provision) was $9.4 million, ($7.7) million and ($0.9) million in 2008, 2007 and 2006, respectively.

The 2008 benefit included $2.2 million for income and withholding taxes of certain of our foreign operations and $5.4 million of new reserves for potential liabilities in foreign taxing jurisdictions, offset by the reversal of $17.0 million of previously accrued income taxes for anticipated audit issues due to the expiration of the statutes of limitations.

The 2007 provision included $9.9 million for income and withholding taxes of certain of our foreign operations and $5.1 million of new reserves for potential liabilities in foreign taxing jurisdictions, partially offset by the reversal of $7.3 million of previously accrued income taxes for anticipated audit issues.

The 2006 provision included $6.4 million for income and withholding taxes of certain of our foreign operations and $1.9 million of new reserves for potential liabilities in foreign taxing jurisdictions, partially offset by the reversal of $7.4 million of previously accrued income taxes for anticipated audit issues.

Liquidity and Capital Resources

This section includes a discussion and analysis of our cash requirements, our off-balance sheet arrangements, our sources and uses of cash, our debt and debt covenants, and our management of cash.

Cash Requirements

Commercial Commitments, Contractual Obligations and Indemnities

Our principal outstanding contractual obligations relate to our long-term debt, operating leases, pension obligations and purchase obligations. The following table summarizes our contractual obligations at December 31, 2008 and the effect such obligations are expected to have on our liquidity and cash flow in the future (in millions):

	Amount of Commitment by Expiration Period						
Commercial commitments	**Total**	**2009**	**2010**	**2011**	**2012**	**2013**	**Thereafter**
Standby letters of credit (Revolver) (1)	1.1	1.1	—	—	—	—	—
Bank guarantees and letters of credit (non-Revolver) (1)	15.7	8.1	—	0.2	—	1.3	6.1
	$ 16.8	$ 9.2	$ —	$ 0.2	$ —	$ 1.3	$ 6.1

	Payments Due by Period						
Contractual obligations (3)	**Total**	**2009**	**2010**	**2011**	**2012**	**2013**	**Thereafter**
Long-term debt (2)	$1,296.0	$138.7	$264.0	$59.0	$154.4	$679.9	$ —
Operating leases (1)	71.6	17.6	12.9	10.9	9.3	4.6	16.3
Other long-term obligations — pension plans	16.1	3.0	3.0	3.0	3.0	3.0	1.1
Purchase obligations (1):							
Capital purchase obligations	21.5	16.7	1.4	1.4	1.4	0.3	0.3
Foundry and inventory purchase obligations	48.3	42.2	3.1	1.3	1.6	—	0.1
Mainframe support	0.7	0.7	—	—	—	—	—
Information technology and communication services	36.0	11.5	11.7	9.1	3.4	—	0.3
Other	28.2	14.2	7.3	2.9	2.8	0.2	0.8
Total contractual obligations	$1,518.4	$244.6	$303.4	$87.6	$175.9	$688.0	$18.9

(1) These represent our off-balance sheet arrangements (See "Liquidity and Capital Resources — Off Balance Sheet Arrangements" for a description of our off-balance sheet arrangements.)

(2) Includes the interest portion of payments for long-term debt.

(3) The table above does not include liabilities related to unrecognized tax benefits under FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). Because we are unable to reasonably estimate the timing of settlement of such FIN 48 liabilities, the table does not include $21.8 million of such non-current liabilities recorded on our consolidated balance sheet as of December 31, 2008.

Our long-term debt includes $171.9 million under senior bank facilities, $199.1 million of zero coupon convertible senior subordinated notes due 2024, $95.0 million under our 1.875% convertible senior subordinated notes due 2025, $484.0 million under our 2.625% convertible senior subordinated notes due 2026, $18.4 million outstanding loans with four Japanese banks, $43.2 million outstanding loans with two Chinese banks, $40.7 million outstanding loans with three Philippine banks, $25.0 million outstanding secured financing with a Belgian bank and $92.0 million of capital lease obligations. For purposes of the contractual obligation schedule, we have shown the convertible debt maturing upon the first put date. See Note 8: "Long-Term Debt" of the notes to our audited consolidated financial statements included elsewhere in this report.

Our other long-term contractual obligations consist of estimated payments to fund liabilities that have been accrued in our consolidated balance sheet for our foreign pension plans. (See Note 11: "Employee Benefit Plans" of the notes to our audited consolidated financial statements included elsewhere in this report.)

Our balance of cash and cash equivalents was $458.7 million at December 31, 2008. Despite recent revenue reductions, we have taken actions to lower the cash break even of the Company to $340.0 million as such we believe that our cash flows from operations, coupled with existing cash and cash equivalents will be adequate to fund our operating and capital needs for at least the next 12 months.

Off Balance Sheet Arrangements

In the normal course of business, we enter into various operating leases for buildings and equipment including our mainframe computer system, desk top computers, communications, foundry equipment and service agreements relating to this equipment.

In the normal course of business, we provide standby letters of credit or other guarantee instruments to certain parties initiated by either our subsidiaries or us, as required for transactions such as material purchase commitments, leases or customs guarantees. Our senior bank facilities include a $25.0 million revolving facility. Letters of credit totaling $1.1 million were outstanding under the revolving facility at December 31, 2008. One of our foreign exchange hedging agreements has a provision for termination if at any time the amount available under our revolving facility is less than $2.5 million. A bank guarantee of $4.8 million was outstanding under a non-reusable commitment credit with a Belgian bank as of December 31, 2008. The Belgian bank that issued the guarantee has the right to create a mortgage on the real property of one of our European subsidiaries in the amount of $3.0 million but had not done so as of December 31, 2008. We also have outstanding bank guarantees and letters of credit outside of our revolving facility and the non-reusable commitment credit totaling $10.9 million at December 31, 2008.

We have not recorded any liability in connection with these operating leases, letters of credit and bank guarantee arrangements. For our operating leases, we expect to make cash payments and similarly incur expenses totaling $71.6 million as payments come due. Based on historical experience and information currently available, we believe we will not be required to make any payments under the standby letters of credit or bank guarantee arrangements.

Contingencies

We are a party to a variety of agreements entered into in the ordinary course of business pursuant to which we may be obligated to indemnify the other parties for certain liabilities that arise out of or relate to the subject matter of the agreements. Some of the agreements entered into by us require us to indemnify the other party against losses due to intellectual property infringement, property damage including environmental contamination, personal injury, failure to comply with applicable laws, our negligence or willful misconduct, or breach of representations and warranties and covenants related to such matters as title to sold assets.

We are a party to various agreements with Motorola, a former affiliate, which were entered into in connection with our separation from Motorola. Pursuant to these agreements, we have agreed to indemnify Motorola for losses due to, for example, breach of representations and warranties and covenants, damages arising from assumed liabilities or relating to allocated assets, and for specified environmental matters. Our obligations under these agreements may be limited in terms of time and/or amount and payment by us is conditioned on Motorola making a claim pursuant to the procedures specified in the particular contract, which procedures typically allow us to challenge Motorola's claims.

We face risk of exposure to warranty and product liability claims in the event that our products fail to perform as expected or such failure of our products results, or is alleged to result, in bodily injury or property damage (or both). In addition, if any of our designed products are alleged to be defective, we may be required to participate in their recall. Depending on the significance of any particular customer and other relevant factors, we may agree to provide more favorable indemnity rights to such customers for valid warranty claims.

In connection with the acquisitions of LSI's Gresham, Oregon wafer fabrication facility and ADI's PTC Business, we entered into various agreements with LSI and ADI, respectively. Pursuant to certain of these agreements, we agreed to indemnify LSI and ADI, respectively for certain things limited in the most instances by time and/or monetary amounts.

We and our subsidiaries provide for indemnification of directors, officers and other persons in accordance with limited liability agreements, certificates of incorporation, by-laws, articles of association or similar organizational documents, as the case may be. We maintain directors' and officers' insurance, which should enable us to recover a portion of any future amounts paid.

In addition to the above, from time to time we provide standard representations and warranties to counterparties in contracts in connection with sales of our securities and the engagement of financial advisors and also provide indemnities that protect the counterparties to these contracts in the event they suffer damages as a result of a breach of such representations and warranties or in certain other circumstances relating to the sale of securities or their engagement by us.

While our future obligations under certain agreements may contain limitations on liability for indemnification, other agreements do not contain such limitations and under such agreements it is not possible to predict the maximum potential amount of future payments due to the conditional nature of our obligations and the unique facts and circumstances involved in each particular agreement. Historically, payments made by us under any of these indemnities have not had a material effect on our business, financial condition, results of operations or cash flows and we do not believe that any amounts that we may be required to pay under these indemnities in the future will be material to our business, financial condition, results of operations or cash flows.

See Part I, Item 3 "Legal Proceedings" of this report and Note 15: "Commitments and Contingencies" to our audited consolidated financial statements contained elsewhere in this report for possible contingencies related to legal matters and see Part I, Item 1 "Business — Government Regulation" of this report for information on certain environmental matters.

Sources and Uses of Cash

We require cash to fund our operating expenses and working capital requirements, including outlays for research and development, to make capital expenditures, strategic acquisitions and investments, to repurchase our stock and other Company securities, and to pay debt service including our senior subordinated notes, including principal and interest and capital lease payments. Our principal sources of liquidity are cash on hand, cash generated from operations and funds from external borrowings and equity issuances. In the near term, we expect to fund our primary cash requirements through cash generated from operations, cash and cash equivalents on hand and targeted asset sales. Additionally, as part of our business strategy, we review acquisition and divestiture opportunities and proposals on a regular basis.

We believe that the key factors that could affect our internal and external sources of cash include:

- factors that affect our results of operations and cash flows, including changes in demand for our products, competitive pricing pressures, effective management of our manufacturing capacity, our ability to achieve further reductions in operating expenses, the impact of our restructuring programs on our productivity and our ability to make the research and development expenditures required to remain competitive in our business; and
- factors that affect our access to bank financing and the debt and equity capital markets that could impair our ability to obtain needed financing on acceptable terms or to respond to business opportunities and developments as they arise, including interest rate fluctuations, our ability to maintain compliance with financial covenants under our existing credit facilities and other limitations imposed by our credit facilities or arising from our substantial leverage or arising out of the sudden reduction in the general availability of lending from banks or the related increase in cost to obtain bank financing.

Our ability to service our long-term debt including our senior subordinated notes, to remain in compliance with the various covenants and restrictions contained in our credit agreements and to fund working capital, capital expenditures and business development efforts will depend on our ability to generate cash from operating activities which is subject to, among other things, our future operating performance as well as to general economic, financial, competitive, legislative, regulatory and other conditions, some of which may be beyond our control.

If we fail to generate sufficient cash from operations, we may need to raise additional equity or borrow additional funds to achieve our longer term objectives. There can be no assurance that such equity or borrowings will be available or, if available, will be at rates or prices acceptable to us. The United States and global credit markets are currently experiencing an unprecedented contraction. As a result of the tightening credit markets, we may not be able to obtain additional financing on favorable terms, or at all. We believe that cash flow from operating activities coupled with existing cash and cash equivalents will be adequate to fund our operating and capital needs as well as enable us to maintain compliance with our various debt agreements through December 31, 2009. To the extent that results or events differ from our financial projections or business plans, our liquidity may be adversely impacted.

Operations

Our operational cash flows are affected by the ability of our operations to generate cash, and our management of our assets and liabilities, including both working capital and long-term assets and liabilities. Each of these components is discussed herein:

EBITDA

As discussed in Note 8: "Long-Term Debt" to our audited consolidated financial statements included elsewhere in this report, our debt covenants require us to stay within certain leverage ratios based on the consolidated earnings (net income) before interest expense, provisions for income taxes, depreciation and amortization expense for the last four quarters. "Consolidated EBITDA," as defined under the documents for our senior bank facilities totaled approximately $485.1 million for the four consecutive fiscal quarters ended December 31, 2008.

If we were not in compliance with the covenants contained in our senior bank facilities, the holders of our senior bank facilities could cause all outstanding amounts as of December 31, 2008, which were comprised of $171.9 million of our term loans, to be due and payable immediately and the $1.1 million of letters of credit to be fully cash collateralized. If we were unable to repay, refinance or restructure that indebtedness, the holders could proceed against the collateral securing that indebtedness. In addition, any such event of default or declaration of acceleration could also result in an event of default under one or more of our other debt instruments and have a material adverse effect on our financial condition, results of operations and liquidity. As of December 31, 2008 approximately $843.0 million remained outstanding under other debt that may be accelerated based on this covenant.

Working Capital

Working capital fluctuates depending on end-market demand and our effective management of certain items such as receivables, inventory and payables. In times of escalating demand, our working capital requirements may increase as we purchase additional manufacturing inputs and increase production. Our working capital may also be affected by restructuring programs, which may require us to use cash for severance payments, asset transfers and contract termination costs. Our working capital, including cash, was $501.2 million at December 31, 2008. Our working capital, excluding cash and cash equivalents, was $42.5 million at December 31, 2008, and has fluctuated between $69.2 million and $33.1 million over the last eight quarter-ends.

The components of our working capital at December 31, 2008 and 2007 are set forth below (in millions), followed by explanations for changes between 2007 and 2008 for cash, and cash equivalents and any other changes greater than $5 million:

	December 31, 2008	December 31, 2007	Change
Current Assets			
Cash and cash equivalents	$ 458.7	$274.6	$184.1
Receivables, net	188.8	175.2	13.6
Inventories, net	335.5	220.5	115.0
Other current assets	55.5	68.3	(12.8)
Deferred income taxes	6.7	6.7	—
Total current assets	1,045.2	745.3	299.9
Current Liabilities			
Accounts payable	178.2	163.5	14.7
Accrued expenses	138.4	101.3	37.1
Income taxes payable	4.1	3.5	0.6
Accrued interest	1.3	1.4	(0.1)
Deferred income on sales to distributors	114.1	120.4	(6.3)
Current portion of long-term debt	107.9	30.8	77.1
Total current liabilities	544.0	420.9	123.1
Net working capital	$ 501.2	$324.4	$176.8

The increase of $184.1 million in cash and cash equivalents is primarily due to $393.8 million in cash provided by operating activities, $127.7 million of cash provided by investing activities, which includes $172.7 million of cash acquired as part of the AMIS acquisition and $24.9 million of cash acquired as part of the Catalyst acquisition , partially offset by $337.1 million in cash used in financing activities.

The increase of $13.6 million in receivables, net is primarily due to receivables from the acquisitions held at year end of $91.1 million from AMIS and $8.7 million from Catalyst, offset by the decline in accounts receivable in the fourth quarter of 2008 due to decreasing revenues.

The increase of $115.0 million in inventory is primarily the result of raw materials, work in process and finished goods inventory held at year end of $64.1 million from the acquisition of AMIS and $27.8 million from the acquisition of Catalyst as well as a reduction in shipments to customers during the last quarter of 2008, due to the downturn in the macroeconomic environment.

The decrease of $12.8 million in other current assets is primarily due to usage of supply agreement prepayment of inventory with ADI in connection with our acquisition of the PTC Business partially offset by increases from acquisitions of $18.7 million from AMIS and $0.4 million from Catalyst held at year end.

The increase of $14.7 million in accounts payable is the result of liabilities assumed from the Catalyst acquisition of $5.9 million and $34.7 million from the AMIS acquisition held at year end, offset by decreases due to lower inventory builds in the fourth quarter of 2008.

The increase of $37.1 million in accrued expenses is primarily due to liabilities assumed from the AMIS and Catalyst acquisitions of $57.4 million and $3.0 million held at year end, respectively partially offset by timing of payments.

The decrease of $6.3 million in deferred income on sales to distributors is primarily due to decreases in revenues compared to prior period.

The increase of $77.1 million in current portion of long-term debt was primarily due to obligations under the new Philippine, Belgian and Japanese loans, maturing Chinese loans and additional capital lease obligations. (See Note 8: "Long-Term Debt" for further discussion)

Long-Term Assets and Liabilities

Our long-term assets consist primarily of property, plant and equipment, intangible assets, foreign tax receivables and capitalized debt issuance costs.

Our manufacturing rationalization plans have included efforts to utilize our existing manufacturing assets and supply arrangements more efficiently. We believe that near-term access to additional manufacturing capacity, should it be required, could be readily obtained on reasonable terms through manufacturing agreements with third parties. Capital expenditures were $95.0 million, $140.7 million and $199.0 million in 2008, 2007 and 2006, respectively. We will continue to look for opportunities to make strategic purchases in the future for additional capacity.

Our long-term liabilities, excluding long-term debt, consist of liabilities under our foreign defined benefit pension plans and tax reserves. In regard to our foreign defined benefit pension plans, generally, our annual funding of these obligations is equal to the minimum amount legally required in each jurisdiction in which the plans operate. This annual amount is dependent upon numerous actuarial assumptions. See Note 11: "Employee Benefit Plans" to our audited consolidated financial statements included elsewhere in this report. For further discussion of our tax reserves, see Note 9: "Income Taxes" to our audited consolidated financial statements included elsewhere in this report.

Key Financing Events

Overview

Since we became an independent company as a result of our 1999 recapitalization, we have had relatively high levels of long-term debt as compared to our principal competitors. Our long-term debt includes amounts outstanding under our senior bank facilities, which contain covenants with which we were in compliance as of December 31, 2008.

During the second half of 2003, we began undertaking measures to reduce our long-term debt, reduce related interest costs and, in some cases, extend a portion of our debt maturities to continue to provide us additional operating flexibility. These measures have continued in 2008. Set forth below is a summary of the key financing events affecting our capital structure during the last three years.

February 2006 Amendment to Senior Bank Facilities

In February 2006, we refinanced the term loans under our senior bank facilities to reduce the interest rate from LIBOR plus 2.75% to LIBOR plus 2.50%. The amended and restated credit agreement also provided for a step down provision that would further reduce the interest rate to LIBOR plus 2.25% if we maintain a specified credit rating and meet a specified leverage ratio test that first applied based on the 2005 results.

March 2006 Amendment to Senior Bank Facilities

The credit agreement relating to our senior bank facilities included a provision requiring an annual calculation of excess cash flow (as defined) and the application of a portion of that excess cash flow as a prepayment of loans outstanding under the agreement. In March 2006, we obtained an amendment of this provision that required repayment only at the election of the debt holders.

April 2006 Equity Offering

On April 6, 2006, we completed a public offering of our common stock registered pursuant to a shelf registration statement originally filed with the SEC on January 2, 2004. In connection with this offering, we issued approximately 11.2 million shares (which includes 0.7 million shares issued to cover over-allotments) at a price of $7.00 per share. The net proceeds from this offering received by us were $76.1 million after deducting the underwriting discount of $1.6 million ($0.14 per share) and offering expenses of $0.4 million. The net proceeds were primarily used to partially fund the purchase of LSI's Gresham, Oregon wafer fabrication facility during the second quarter of 2006, which had a total purchase price of $105.0 million.

July 2006 Exchange Offer for Zero Coupon Convertible Senior Subordinated Notes due 2024

On April 6, 2004, we commenced a cash tender offer for all of our then outstanding 12% senior subordinated notes due 2009. In order to finance the cash tender offer, we issued $260.0 million of zero coupon convertible senior subordinated notes due 2024. We received net proceeds of approximately $251.2 million from the sale of the notes after deducting commissions and estimated offering expenses of $8.8 million, which were capitalized as debt issuance costs and are being amortized using the effective interest method through the first put date of April 15, 2010. The notes do not bear cash interest, nor does the principal amount accrete. The effective interest rate of the notes resulting from the amortization of debt issuance costs is 0.58%. The notes are fully and unconditionally guaranteed on an unsecured senior subordinated basis by certain of our existing domestic subsidiaries.

In June 2006, we commenced an offer to exchange all of our then outstanding $260.0 million principal amount of zero coupon convertible senior subordinated notes due 2024 (the "Old Notes") for a like principal amount of (the "New Notes") plus an exchange fee of $2.50 per $1,000 principal amount of their Old Notes validly tendered and accepted for exchange. The New Notes contain a net share settlement feature, which reduce the amount of shares included in diluted net income per share. On July 21, 2006, we issued $259.5 million aggregate principal amount of New Notes that are convertible into cash up to the par value at a conversion rate of 101.8849 shares per $1,000 principal under certain circumstances. The excess of fair value over par value is convertible into stock. The exchange expired on July 19, 2006, and 99.8% of the aggregate principal amount of the Old Notes were tendered and subsequently exchanged. On August 9, 2006, we entered into transactions with four of the remaining holders of the Old Notes and exchanged $443,000 aggregate principal amount of Old Notes that were not tendered in the exchange. These holders exchanged their Old Notes for New Notes on the same terms as the exchange offer discussed above. We intend to repurchase or redeem all of the Old Notes that remain outstanding, subject to market conditions.

The New Notes are convertible by holders into cash and shares of our common stock at a conversion rate of 101.8849 shares of common stock per $1,000 principal amount of notes (subject to adjustment in certain events), which is equivalent to an initial conversion price of approximately $9.815 per share of common stock. We will settle conversion of all notes validly tendered for conversion in cash and shares of our common stock, if applicable, subject to our right to pay the share amount in additional cash. Holders may convert their notes under the following circumstances: (i) during the five business-day period immediately following any five consecutive trading-day period in which the trading price per $1,000 principal amount of notes for each day of such period was less than 98% of the product of the closing sale price of our common stock and the conversion rate; (ii) upon occurrence of the specified transactions described in the indenture relating to the notes; or (iii) after April 15, 2010. We determined that the conversion option based on a trading price condition meets the definition of a derivative, and should be bifurcated from the debt host and accounted for separately. However, the fair value of this feature was determined to be de minimis at the date of issuance and we continue to evaluate the significance of this feature on a quarterly basis.

The notes will mature on April 15, 2024. Beginning April 15, 2010, we may redeem the notes, in whole or in part, for cash at a price of 100% of the principal amount. If a holder elects to convert its notes in connection with the occurrence of specified fundamental changes that occurs prior to April 15, 2010, the holder will be entitled to receive, in addition to cash and shares of common stock equal to the conversion rate, an additional number of shares of common stock, in each case as described in the indenture. Notwithstanding these conversion rate adjustments, these notes contain an explicit limit on the number of shares issuable upon conversion. Holders may require us to repurchase the notes for cash on April 15, of 2010, 2014 and 2019 at a repurchase price equal to 100% of the principal amount of such notes. Upon the occurrence of certain corporate events, each holder may require us to purchase all or a portion of such holder's notes for cash at a price equal to the principal amount of such notes.

The notes which are unsecured obligations, will be subordinated in right of payment to all of our existing and future senior indebtedness, will rank *pari passu* in right of payment with all of our existing and future senior subordinated indebtedness and will be senior in right of payment to all of our existing and future subordinated obligations. The notes will also be effectively subordinated to any of our or our subsidiaries' secured indebtedness to the extent of the value of the assets securing such indebtedness.

In November of 2008, our Board of Directors authorized the repurchase of up to $50.0 million of our convertible notes, subject to certain conditions. We repurchased $60.9 million of aggregate principal of our zero coupon senior subordinated notes due 2024 for $49.4 million. The $11.5 million gain was the result of the repurchase of zero coupon senior subordinated notes due 2024 and was offset by the write-off of $0.5 million of the proportionate share of the remaining capitalized closing costs related to the zero coupon senior subordinated notes due 2024, resulting in a net gain on debt repurchase of $11.0 million. The average asking price of the notes repurchased was approximately 81% of the coupon.

August and September 2006 Chinese Loan Refinancing

In August and September 2006, we refinanced our then existing loans with two Chinese banks. Our long-term debt includes a $14.0 million loan facility due in 2009 with a Chinese bank, from tranches that were entered into from November 2000 through February 2001. Interest on this loan facility is payable quarterly based on 3-month LIBOR plus 1.2%.

Our long-term debt includes a $6.0 million loan facility due in 2009 with the same Chinese bank as the $14.0 million loan facility, entered into in August 2006. Interest on this loan is payable quarterly based on 3-month LIBOR plus 1.2%.

Our long-term debt also includes a $34.6 million loan facility with another Chinese bank. This loan facility is comprised of three tranches of $20.0 million, $5.0 million and $9.6 million. The $20.0 million tranche was modified in August 2006 and is due in 2009 with $13.0 million amortizing quarterly over three years. The remaining $7.0 million is due in October 2009. The $5.0 million tranche was executed in August 2006 and is due in September 2009. The $9.6 million tranche was executed in December 2003 with scheduled quarterly principal payments through December 2013. Interest on the three tranches is payable semi-annually based on 6-month LIBOR plus 1.2%.

November 2006 Fixed Asset Sale Lease Back

In November 2006, we sold assets with a net book value of $30.8 million for $70.0 million to a leasing agency under a sale-leaseback arrangement. We recognized a deferred gain on the transaction in the amount of $39.2 million. Concurrently, we purchased the assets under a capital lease agreement with a net present value of minimum lease payments of $59.0 million, which we are depreciating over six years. We used the proceeds to repay $55.0 million of outstanding principal under our senior bank facilities and the remainder for general corporate purposes.

December 2006 issuance of 2.625% Convertible Senior Subordinated Notes

On December 15, 2006 we issued $484.0 million of 2.625% convertible senior subordinated notes due 2026. We received net proceeds of approximately $471.7 million from the sale of the notes after deducting commissions and estimated offering expenses of $13.3 million, which were capitalized as debt issuance costs and are being amortized using the effective interest method through the first put date of December 15, 2013. We used the net proceeds to repay $199.1 million outstanding principal of our senior bank facilities and to repurchase 30.7 million shares of our outstanding common stock for $230.0 million and the remainder for general corporate purposes. The notes bear interest at the rate of 2.625% per year from the date of issuance. Interest on the notes is payable on June 15 and December 15 of each year, beginning on June 15, 2007. The notes are fully and unconditionally guaranteed on an unsecured senior subordinated basis by certain of our existing domestic subsidiaries.

The notes are convertible by holders into cash and shares of our common stock at a conversion rate of 95.2381 shares of common stock per $1,000 principal amount of notes (subject to adjustment in certain events), which is equivalent to an initial conversion price of approximately $10.50 per share of common stock. We will settle conversion of all notes validly tendered for conversion in cash and shares of our common stock, if applicable, subject to our right to pay the share amount in additional cash. Holders may convert their notes under the following circumstances: (i) during the five business-day period immediately following any five consecutive trading-day period in which the trading price per $1,000 principal amount of notes for each day of such period was less than 103% of the product of the closing sale price of our common stock and the conversion rate; (ii) upon occurrence of the specified transactions described in the indenture relating to the notes; or (iii) after June 15, 2013. We determined that the conversion option based on a trading price condition meets the definition of a derivative, and should be bifurcated from the debt host and accounted for separately. However, the fair value of this feature was determined to be de minimis at the date of issuance and we continue to evaluate the significance of this feature on a quarterly basis.

The notes will mature on December 15, 2026. Beginning December 20, 2013, we may redeem the notes, in whole or in part, for cash at a price of 100% of the principal amount plus accrued and unpaid interest to, but excluding, the redemption date. If a holder elects to convert its notes in connection with the occurrence of specified fundamental changes that occurs prior to December 15, 2013, the holder will be entitled to receive, in addition to cash and shares of common stock equal to the conversion rate, an additional number of shares of common stock, in each case as described in the indenture. Notwithstanding these conversion rate adjustments, these notes contain an explicit limit on the number of shares issuable upon conversion. Holders may require us to repurchase the notes for cash on December 15 of 2013, 2016 and 2021 at a repurchase price equal to 100% of the principal amount of such notes, plus accrued and unpaid interest, to, but excluding, the repurchase date. Upon the occurrence of certain corporate events, each holder may require us to purchase all or a portion of such holder's notes for cash at a price equal to the principal amount of such notes, plus accrued and unpaid interest, to, but excluding, the repurchase date.

The notes which are unsecured obligations, will be subordinated in right of payment to all of our existing and future senior indebtedness, will rank *pari passu* in right of payment with all of our existing and future senior subordinated indebtedness and will be senior in right of payment to all of our existing and future subordinated obligations. The notes will also be effectively subordinated to any of our or our subsidiaries' secured indebtedness to the extent of the value of the assets securing such indebtedness.

March 2007 Amendment to Senior Bank Facilities

In March 2007, we refinanced $175.0 million of term loan under our senior bank facilities to, among other things, reduce the interest rate from LIBOR plus 2.25% to LIBOR plus 1.75%. We also refinanced $25.0 million of revolving facility to reduce the commitment and participation fees from 0.50% to 0.375% and from 2.75% to 1.75%, respectively. The amended and restated credit agreement also extended the maturity date of the facilities by approximately four years to 2013. Additionally, we repaid in the first quarter of 2007 approximately $23.9 million of the term loan under the senior bank facilities. Also see Part IV, Item 15 "Exhibit and Financial Statement Schedules," Note 8: "Long-Term Debt" of the notes to the consolidated audited financial statements of this Form 10-K.

October 2007 Philippine Loan

In October 2007, we entered into a five-year syndicated loan agreement with three Philippine banks to finance capital expenditures and other general corporate purposes. The loan amount of $25.0 million, which had a remaining balance of $21.8 million at December 31, 2008, bears interest payable quarterly based on 3-month LIBOR plus 1% per annum. Sixty percent of the total loan amount will be repaid in nineteen equal quarterly installments with the balance due in October 2012.

March 2008 Fixed Asset Sale Lease Back

In March 2008, the Company sold assets with a net book value of $26.2 million for $33.7 million to a leasing agency under a sale-leaseback arrangement. We deferred a gain on the transaction in the amount of $7.5 million. Concurrently, the Company acquired the assets under a capital lease agreement with a net present value of minimum lease payments of $29.3 million, which will be depreciated over the lease term of four to five years.

March 2008 Short-Term Bridge Loan

As part of the AMIS acquisition in March 2008, we assumed the obligations under a short-term bridge loan entered into by one of our European subsidiaries. The bridge loan was with a Belgian bank for $39.3 million (based on the euro-to-dollar exchange rate in effect at that date) originally due May 31, 2008 and extended until July 31, 2008 with the proceeds to be used to finance capital expenditures and other general corporate purposes. The loan interest was paid weekly based on the one week EURO Interbank Offered Rate ("Euribor") plus 0.5%. In June 2008, the Short-Term Bridge Loan was repaid with the proceeds from the June 2008 Belgian loan.

April 2008 Japanese Loan

In April 2008, one of our Japanese subsidiaries entered into a one-year loan agreement with a Japanese bank to finance capital expenditures and other general corporate purposes. The loan, which had a balance of $5.5 million at December 31, 2008 (based on the yen-to-dollar exchange rate in effect at that date), bears interest payable quarterly at an annual rate of 1.875%.

June 2008 Belgian Loan

In June 2008, one of our European subsidiaries, entered into a loan with a Belgian Bank, secured by certain assets, to pay off the March 2008 Short-Term Bridge Loan. The loan, which had a balance of $25.0 million as of December 31, 2008, (based on the euro-to-dollar exchange rate in effect at that date), bears interest payable daily at the European Overnight Index Average ("EONIA") plus 0.4%. The loan amount is subject to an eligible borrowing calculation as defined in the loan agreement. The term of the agreement is six months, which automatically extends and can be cancelled thereafter by a 90-day written notification.

August 2008 Philippine Loan

In August 2008, one of our Philippine subsidiaries entered into a five-year loan agreement with a Philippine bank to finance capital expenditures and other general corporate purposes. The loan, which had a balance of $12.1 million as of December 31, 2008, bears interest payable quarterly based on 3-month LIBOR plus 0.75% per annum. Sixty percent of the total loan amount will be repaid in nineteen equal quarterly installments with the balance due in August 2013.

September 2008 Philippine Loan

In September 2008, one of our Philippine subsidiaries entered into a five-year loan agreement with a Philippine bank to finance capital expenditures and other general corporate purposes. The loan, which had a balance of $6.8 million as of December 31, 2008, bears interest payable quarterly based on 3-month LIBOR plus 1.25% per annum. Sixty percent of the total loan amount will be repaid in nineteen equal quarterly installments with the balance due in September 2013.

November 2008 Japanese Loan

In November 2008, one of our Japanese subsidiaries entered into a five-year loan agreement with a Japanese bank to finance general corporate purposes. The loan, which had a balance of $3.3 million as of December 31, 2008 (based on the yen-to-dollar exchange rate in effect at that date), bears interest at an annual rate of 1.875% and requires semi-annual principal payments through November 2013 of approximately $0.3 million (based on the yen-to-dollar exchange rate at December 31, 2008) along with accrued interest.

December 2008 Japanese Loan

In December 2008, one of our Japanese subsidiaries entered into a one-year loan agreement with a Japanese bank to finance general corporate purposes. The loan, which had a balance of $1.7 million as of December 31, 2008 (based on the yen-to-dollar exchange rate in effect at that date), bears interest payable monthly at an annual rate of 1-month Tokyo Interbank Offered Rate ("TIBOR") plus 0.75%.

Debt Instruments, Guarantees and Related Covenants

The following table presents the components of long-term debt as of December 31, 2008 and 2007 (dollars in millions):

	December 31, 2008	December 31, 2007
Senior Bank Facilities:		
Term Loan, interest payable monthly and quarterly at 2.2113% and 6.5800%, respectively	$ 171.9	$ 173.7
Revolver	—	—
	171.9	173.7
Zero Coupon Convertible Senior Subordinated Notes due 2024 (1)	199.1	260.0
1.875% Convertible Senior Subordinated Notes due 2025 (2)	95.0	95.0
2.625% Convertible Senior Subordinated Notes due 2026 (3)	484.0	484.0
2.25% Loan with Japanese bank due 2009 through 2010, interest payable semi-annually	7.9	9.6
Loan with Philippine banks due 2009 through 2012, interest payable quarterly at 5.8188% and 6.2475%, respectively	21.8	25.0
Loan with Philippine bank due 2009 through 2013, interest payable quarterly at 2.9463%	12.1	—
Loan with Philippine bank due 2009 through 2013, interest payable quarterly at 3.1713%	6.8	—
Loan with Chinese bank due 2009, interest payable quarterly at 2.6975% and 6.1100%, respectively	14.0	14.0
Loan with Chinese bank due 2009, interest payable quarterly at 2.6975% and 6.1100%, respectively	6.0	6.0
Loan with Chinese bank due 2009, interest payable semi-annually at 5.4550% and 6.3375%, respectively	11.3	15.7
Loan with Chinese bank due 2009, interest payable semi-annually at 5.1750% and 6.3413%, respectively	5.0	5.0
Loan with Chinese bank due 2009 through 2013, interest payable semi-annually at 3.0913% and 6.0488%, respectively	6.9	8.2
Loan with Belgian bank, interest payable daily at 2.7520%	25.0	—
5.0% Note payable to Oregon State	—	0.5
Short-term loan with Japanese bank due 2009, interest payable quarterly at 1.875%	5.5	—
Loan with Japanese bank due 2009 through 2013, interest payable semi-annually at 1.875%	3.3	—
Short-term loan with Japanese bank due 2009, interest payable monthly at 1.42%	1.7	—
Capital lease obligations	92.0	62.7
	1,169.3	1,159.4
Less: Current maturities	(107.9)	(30.8)
	$1,061.4	$1,128.6

(1) The Zero Coupon Convertible Senior Subordinated Notes due 2024 shall be purchased by the Company at the option of the holders of the notes on April 15, 2010, or thereafter.

(2) The 1.875% Convertible Senior Subordinated Notes due 2025 shall be purchased by the Company at the option of the holders of the notes on December 15, 2012, or thereafter.

(3) The 2.625% Convertible Senior Subordinated Notes due 2026 shall be purchased by the Company at the option of the holders of the notes on December 15, 2013, or thereafter.

We have pledged substantially all of our tangible and intangible assets and similar assets of each of our existing and subsequently acquired or organized domestic subsidiaries (but no more than 65% of the capital stock of foreign subsidiaries held by them) to secure our senior bank facilities.

SCI LLC, our primary domestic operating subsidiary, is the borrower under our senior bank facilities. ON Semiconductor and our other domestic subsidiaries fully and unconditionally guarantee on a joint and several basis the obligations of the borrower under such facilities. ON Semiconductor is the issuer, and SCI LLC is a guarantor, of our zero coupon convertible senior subordinated notes due 2024, our 1.875% convertible senior subordinated notes due 2025 and our 2.625% convertible senior subordinated notes due 2026. Our other domestic subsidiaries, with the exception of our domestic subsidiaries acquired from AMIS and Catalyst, fully and unconditionally guarantee on a joint and several basis the obligations of the issuers of such notes. None of our non-U.S. subsidiaries guarantee the senior bank facilities or the notes.

As of December 31, 2008, we were in compliance with the various covenants and other requirements contained in the credit agreement relating to our senior bank facilities and the indentures relating to our zero coupon convertible senior subordinated notes due 2024, our 1.875% convertible senior subordinated notes due 2025 and our 2.625% convertible senior subordinated notes due 2026. We believe that we will be able to comply with the various covenants and other requirements contained in such credit agreement and the indentures through December 31, 2009.

Our debt agreements contain, and any future debt agreements may include, a number of restrictive covenants that impose significant operating and financial restrictions on among other things, our ability to:

- incur additional debt, including guarantees;
- incur liens;
- sell or otherwise dispose of assets;
- make investments, loans or advances;
- make some acquisitions;
- engage in mergers or consolidations;
- pay dividends, redeem capital stock or make certain other restricted payments or investments;
- pay dividends from Semiconductor Components Industries, LLC to ON Semiconductor Corporation;
- engage in certain sale and leaseback transactions;
- enter into new lines of business;
- issue some types of preferred stock; and
- enter into transactions with our affiliates.

The maximum secured leverage ratio financial maintenance covenant in the credit agreement relating to our senior bank facilities (comprised of our term loan and our revolving facility) requires that, at the end of each fiscal quarter during which any revolving loans, swingline loans or letters of credit are outstanding under our $25 million revolving facility (other than letters of credit fully secured by cash collateral on terms to be agreed), the Secured Leverage Ratio (as defined in such credit agreement) not exceed 2.5 to 1.0, provided that if, at the end of any such fiscal quarter, the Secured Leverage Ratio exceeds 2.5 to 1.0, SCI LLC may, within 45 days after the end of such fiscal quarter, repay all loans outstanding under our revolving facility and fully cash collateralize all letters of credit thereunder, and if SCI LLC does so then no default shall be deemed to have occurred and be continuing. Provided the Company cures the default as outlined above, the $171.9 million outstanding as of December 31, 2008 under our term loan remains due in 2013. The company currently has $1.1 million in outstanding letters of credit under our $25 million revolving facility.

Any future debt could contain financial and other covenants more restrictive than those that are currently applicable.

Cash Management

Our ability to manage cash is limited, as our primary cash inflows and outflows are dictated by the terms of our sales and supply agreements, contractual obligations, debt instruments and legal and regulatory requirements. While we have some flexibility with respect to the timing of capital equipment purchases, we must invest in capital on a timely basis to allow us to maintain our manufacturing efficiency and support our platforms of new products.

Accounting Changes

Adoption of FASB Interpretation No. 48 Accounting for Uncertainty in Income Taxes

We or one of our subsidiaries files income tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions. With few exceptions, we are no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2002.

We adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, on January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes in an enterprise's financial statements in accordance with FASB Statement No. 109 "Accounting for Income Taxes." As a result of the implementation of FIN 48, we recognized approximately an $8.9 million increase in the liability for unrecognized tax benefits, which was accounted for as a reduction to the January 1, 2007, balance of retained earnings. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in millions):

Balance at January 1, 2007	$ 21.7
Additions based on tax positions related to the 2007 year	1.7
Reductions for tax positions of prior years	(1.7)
Lapse of statute	(0.7)
Settlements	(1.1)
Balance at December 31, 2007	19.9
Reserves acquired—AMIS and Catalyst	6.8
Additions related to tax positions current year	4.0
Reductions for tax positions of prior years	(0.7)
Lapse of statute	(10.5)
Settlements	(1.2)
Currency adjustments	1.1
Balance at December 31, 2008	$ 19.4

Included in the balance at December 31, 2008 is $17.4 million related to unrecognized tax positions that, if recognized, would affect the annual effective tax rate. No portion of the total $19.4 million balance of unrecognized tax benefit at December 31, 2008 relates to tax positions for which it is reasonably possible that the total amounts could significantly change during the twelve months following December 31, 2008, as a result of expiring statutes of limitations.

We recognize interest accrued related to unrecognized tax benefits in tax expense. We recognized approximately $(4.1) million and $2.7 million in interest expense (income) and penalties for the years December 31, 2008 and 2007, respectively. Additionally, upon acquisition of AMIS and Catalyst, the balance of accrued interest and penalties increased by $1.2 million. We had approximately $3.9 million and $6.8 million for the payment of interest and penalties accrued at December 31, 2008, and 2007, respectively.

Funded Status of Employee Benefit Plans

See Note 12: "Employee Benefit Plans" of the notes to our audited consolidated financial statements elsewhere in this report for the effects of the adoption of SFAS No. 158 "Employer's Accounting for Defined Benefit Pension and Other Retirement Plans."

Critical Accounting Policies and Estimates

The accompanying discussion and analysis of our financial condition and results of operations is based upon our audited consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. Note 3: "Significant Accounting Policies" of the notes to our audited consolidated financial statements included elsewhere in this report contains a detailed summary of our significant accounting policies. We believe certain of our accounting policies are critical to understanding our financial position and results of operations. We utilize the following critical accounting policies in the preparation of our financial statements.

Revenue. We generate revenue from sales of our semiconductor products to original equipment manufacturers, electronic manufacturing service providers and distributors. We also generate revenue, although to a much lesser extent, from manufacturing services provided to customers. Distributor revenue is recognized in various ways within the industry, some recognize revenue upon sale to the distributor, while others, like us, recognize the revenue when the sale is made to the end customer. Additionally, there can often be a lag in the data collection from distributors, which makes the calculation of revenue recognition challenging. Due to our high distributor sales, revenue recognition is a critical accounting policy. We recognize revenue on sales to original equipment manufacturers and electronic manufacturing service providers and sales of manufacturing services net of provisions for related sales returns and allowances when persuasive evidence of an arrangement exists, title and risk of loss pass to the customer (which is generally upon shipment), the price is fixed or determinable and collectability is reasonably assured. Title to products sold to distributors typically passes at the time of shipment by us so we record accounts receivable for the amount of the transaction, reduce our inventory for the products shipped and defer the related margin in our consolidated balance sheet. We recognize the related revenue and cost of revenues when the distributor informs us that they have resold the products to the end user. Inaccuracies in the sales or inventory data provided to us by our distributors can therefore result in inaccuracy in our reporting revenues. As a result of our inability to reliably estimate up front the effect of the returns and allowances with these distributors, we defer the related revenue and margin on sales to distributors. Although payment terms vary, most distributor agreements require payment within 30 days.

Taxes assessed by government authorities on revenue-producing transactions, including value added and excise taxes, are presented on a net basis (excluded from revenues) in the statement of operations.

Sales returns and allowances are estimated based on historical experience. Our original equipment manufacturer customers do not have the right to return our products other than pursuant to the provisions of our standard warranty. Sales to distributors, however, are typically made pursuant to agreements that provide return rights with respect to discontinued or slow-moving products. Under our general agreements, distributors are allowed to return any product that we have removed from our price book. In addition, agreements with our distributors typically contain standard stock rotation provisions permitting limited levels of product returns. However, since we defer recognition of revenue and gross profit on sales to distributors until the distributor resells the product, due to our inability to reliably estimate up front the effect of the returns and allowances with these distributors, sales returns and allowances have minimal impact on our results of operations. Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related revenues are recognized, and are netted against revenues. Given that our revenues consist of a high volume of relatively similar products, our actual returns and allowances and warranty claims have not traditionally fluctuated significantly from period to period, and our returns and allowances and warranty provisions have historically been reasonably accurate.

We generally warrant that products sold to our customers will, at the time of shipment, be free from defects in workmanship and materials and conform to our approved specifications. Our standard warranty extends for a period that is the greater of (i) three years from the date of shipment or (ii) the period of time specified in the customer's standard warranty (provided that the customer's standard warranty is stated in writing and extended to purchasers at no additional charge). At the time revenue is recognized, we establish an accrual for estimated warranty expenses associated with our sales, recorded as a component of cost of revenues. In addition, we also offer cash discounts to customers for payments received by us within an agreed upon time, generally 10 days after shipment. We accrue reserves for cash discounts as a reduction to accounts receivable and a reduction to revenues, based on experience with each customer.

Freight and handling costs are included in cost of revenues and are recognized as period expense during the period in which they are incurred.

Inventories. We carry our inventories not related to an acquisition at the lower of standard cost (which approximates actual cost on a first-in, first-out basis) or market and record provisions for slow moving inventories based upon a regular analysis of inventory on hand compared to historical and projected end user demand. These provisions can influence our results from operations. For example, when demand falls for a given part, all or a portion of the related inventory is reserved, impacting our cost of revenues and gross profit. If demand recovers and the parts previously reserved are sold, we will generally recognize a higher than normal margin. However, the majority of product inventory that has been previously reserved is ultimately discarded. Although we do sell some products that have previously been written down, such sales have historically been relatively consistent on a quarterly basis and the related impact on our margins has not been material, except for the sale of obsolete leaded parts during the first quarter of 2007 for approximately $4.0 million. Upon the acquisition of a company such as AMIS, Catalyst and the ADI PTC Business we used management estimates to determine the fair value of the inventory as of the acquisition date. The methodology involves stepping up the value of acquired finished goods and work-in-process to expected sales value less variable costs to dispose. For the year ended December 31, 2008 approximately $70.7 million of initial $87.4 million in the inventory step up for the Catalyst, AMIS and ADI acquisitions has been expensed to the statement of operations since the inventory was shipped to the customer, leaving $16.7 million in inventory at December 31, 2008. As this inventory is shipped to customers, it will significantly decrease the gross margin reported on those future sales until the inventory is completely sold.

Deferred Tax Valuation Allowance. We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. In determining the amount of the valuation allowance, we consider estimated future taxable income as well as feasible tax planning strategies in each taxing jurisdiction in which we operate. If we determine that we will not realize all or a portion of our remaining deferred tax assets, we will increase our valuation allowance with a charge to income tax expense. Conversely, if we determine that we will ultimately be able to utilize all or a portion of the deferred tax assets for which a valuation allowance has been provided, the related portion of the valuation allowance will be released to income as a credit to income tax expense. In the fourth quarter of 2001, a valuation allowance was established for our domestic deferred tax assets and a portion of our foreign deferred tax assets. Additionally, throughout 2006, 2007 and 2008, no incremental domestic deferred tax benefits were recognized. As of December 31, 2008 and 2007, gross deferred tax assets were $672.3 million and $619.1 million, respectively, and the deferred tax asset valuation allowance was $670.2 million and $619.3 million, respectively. Our ability to utilize our deferred tax assets and the continuing need for a related valuation allowance are monitored on an ongoing basis.

Impairment of Long-Lived Assets. We evaluate the recoverability of the carrying amount of our property, plant and equipment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. Impairment is assessed when the undiscounted expected cash flows derived for an asset are less than its carrying amount. Impairment losses are measured as the amount by which the carrying value of an asset exceeds its fair value and are recognized in operating results. We continually apply our best judgment when applying these impairment rules to determine the timing of the impairment test, the undiscounted cash flows used to assess impairments and the fair value of an impaired asset. The dynamic economic environment in which we operate and the resulting assumptions used to estimate future cash flows impact the outcome of our impairment tests. In recent years, most of our assets that have been impaired consist of assets that were ultimately abandoned, sold or otherwise disposed of due to cost reduction activities and the consolidation of our manufacturing facilities. In some instances, these assets have subsequently been sold for amounts higher than their impaired value. When material, these gains are recorded in the restructuring, asset impairment and other, net line item in our consolidated statement of operations and disclosed in the footnotes to the financial statements.

Goodwill. We evaluate our goodwill for potential impairment on an annual basis or whenever events or circumstances indicate that an impairment may have occurred in accordance with the provisions of Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" ("SFAS No. 142"), which requires that goodwill be tested for impairment using a two-step process. The first step of the goodwill impairment test, used to identify potential impairment, compares the estimated fair value of the reporting unit containing our goodwill with the related carrying amount. If the estimated fair value of the reporting unit exceeds its carrying amount, the reporting unit's goodwill is not considered to be impaired and the second step is unnecessary. Our methodologies used for valuing goodwill during 2008 have not changed since 2007.

We have determined that our product families, which are components of our operating segments, constitute reporting units for purposes of allocating and testing goodwill under SFAS No. 142, because they are one level below the operating segment, they constitute individual businesses as defined in EITF No. 98-3, "Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business" and our segment management regularly reviews the operating results of each product family. As of each acquisition date, all goodwill acquired was assigned to the product families that were expected to benefit from the synergies of the respective acquisition. The amount of goodwill assigned to each reporting unit was the difference between the fair value of the reporting unit and the fair value of identifiable assets and liabilities allocated to the reporting unit as of the acquisition date. We determined the fair value of each reporting unit using the income approach, which is based on the present value of estimated future cash flows using management's assumptions and forecasts as of the acquisition date.

We perform our annual impairment analysis as of the first day of the fourth quarter of each year. During the first step of our annual impairment analysis in the fourth quarter of 2008, we determined that the carrying amount of our goodwill for six of our product families may not be recoverable. After completing the second step of our annual impairment analysis for those six product families, we recognized a total charge of $544.5 million, of which $416.3 million was from our custom and foundry product group, $29.2 million from our automotive and power regulation group, $5.9 million from our digital and consumer products group and $93.1 million from our computing products group.

We used the income approach, based on estimated future cash flows, to perform the goodwill impairment test. These estimates include assumptions about future conditions such as future revenues, gross profits, operating expenses, and industry trends. The material assumptions used for the income approach were five years of projected net cash flows, a discount rate of 14.5% and a long-term growth rate of 3%. We considered historical rates and current market conditions when determining the discount and growth rates to use in our analyses.

The total fair value of the six impaired reporting units was $581.0 million. A one percentage point change in the discount rate would have impacted the fair value of the six impaired reporting units tested by approximately $47.7 million. A one percentage point change in the long-term growth rate would have impacted the fair value by approximately $31.9 million.

Our next annual test for impairment is expected to be performed in our fourth quarter of 2009; however, further declines in operating results and in our business outlook, primarily due to the current macroeconomic environment, may result in the need for earlier reassessments of the recoverability of our goodwill and may result in material impairment charges in future periods.

Defined Benefit Plans. We maintain pension plans covering certain of our employees. For financial reporting purposes, net periodic pension costs are calculated based upon a number of actuarial assumptions, including a discount rate for plan obligations, assumed rate of return on pension plan assets and assumed rate of compensation increase for plan employees. All of these assumptions are based upon management's judgment, considering all known trends and uncertainties. Actual results that differ from these assumptions impact the expense recognition and cash funding requirements of our pension plans. For example, as of December 31, 2008, a one percentage point change in the discount rate utilized to determine our continuing foreign pension liabilities and expense for our continuing foreign defined benefit plans would have impacted our results by approximately $3.9 million.

Valuation of Stock Compensation. The fair value of each option grant is estimated on the date of grant using a lattice-based option valuation model. The lattice model uses: 1) a constant volatility; 2) an employee exercise behavior model (based on an analysis of historical exercise behavior); and 3) the treasury yield curve to calculate the fair value of shares issued for each option grant. We continue to use the Black-Scholes option-pricing model to calculate the fair value of shares issued under the 2000 Employee Stock Purchase Plan.

Contingencies. We are involved in a variety of legal matters that arise in the normal course of business. Based on the available information, we evaluate the relevant range and likelihood of potential outcomes. In accordance with SFAS No. 5, "Accounting for Contingencies", we record the appropriate liability when the amount is deemed probable and reasonably estimable.

Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), "Business Combinations" ("SFAS 141(R)"). SFAS 141(R) establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, liabilities assumed, and any noncontrolling interests in the acquiree, as well as the goodwill acquired. Significant changes from current practice resulting from SFAS 141(R) include the expansion of the definitions of a "business" and a "business combination." For all business combinations (whether partial, full or step acquisitions), the acquirer will record 100% of all assets and liabilities of the acquired business, including goodwill, generally at their fair values; contingent consideration will be recognized at its fair value on the acquisition date and, for certain arrangements, changes in fair value will be recognized in earnings until settlement; and acquisition-related transaction and restructuring costs will be expensed rather than treated as part of the cost of the acquisition. SFAS 141(R) also establishes disclosure requirements to enable users to evaluate the nature and financial effects of the business combination. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is not permitted. Our adoption of SFAS 141(R) relates specifically to future acquisitions and will be applied to the extent that future acquisitions occur.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51" ("SFAS 160"). SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent's equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. SFAS 160 clarifies that changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. We have determined that the adoption of SFAS 160 on January 1, 2009 will have a significant impact on our Balance Sheet with an increase equity in the amount of approximately $17.3 million (based on December 31, 2008 balance of minority interest). Additionally, the amount of net income attributed to the noncontrolling interest will now be included in consolidated net income on the face of the income statement.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS 161"). SFAS 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. The provisions of SFAS 161 are effective for any quarter ending after February 28, 2009. Our adoption of SFAS 161 is not expected to impact our consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162 "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS 162"). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States. The provisions of SFAS 162 are effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. Our adoption of SFAS 162 is not expected to impact our consolidated financial statements.

In May 2008, the FASB issued FASB Staff Position No. APB 14-1 ("FSP"). The FSP specifies that issuers of convertible debt instruments that permit or require the issuer to pay cash upon conversion should separately account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. We will need to apply the guidance retrospectively to all past periods presented, even to instruments that have matured, converted, or otherwise been extinguished as of the effective date. The FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. We have determined that the adoption of APB 14-1 on January 1, 2009 will have a material impact on the results of operations due to higher non-cash interest expense and will initially improve our reported financial position as equity will increase by approximately $134.1 million and debt will decrease by approximately $134.1 million on our zero coupon convertible senior subordinated notes due 2024, our 1.875% convertible senior subordinated notes due 2025 and out 2.625% convertible senior subordinated notes due 2026. Additionally, our estimated non-cash interest expense will be approximately $34.7 million during 2009.

In June 2008, the Emerging Issues Task Force ("EITF") issued Issue No. 07-05, "Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity's Own Stock" ("Issue 07-05"). EITF No. 07-05 addresses the determination of whether an instrument (or an embedded feature) is indexed to an entity's own stock, if an instrument (or an embedded feature) that has the characteristics of a derivative instrument is indexed to an entity's own stock, it is still necessary to evaluate whether it is classified in stockholders' equity (or would be classified in stockholders' equity if it were a freestanding instrument). In addition, some instruments that are potentially subject to the guidance in EITF Issue No. 00-19 "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock" ("Issue 00-19") but do not have all the characteristics of a derivative instrument under paragraphs 6 through 9, it is still necessary to evaluate whether it is classified in stockholders' equity. It is effective for financial statements issued for fiscal years beginning after December 15, 2008. Our adoption of Issue 07-05 is not expected to impact our consolidated financial statements.

In December 2008, the FASB issued FASB Staff Position ("FSP") No. FAS 140-4 and FASB Interpretation No. ("FIN") 46(R)-8, "Disclosures about Transfers of Financial Assets and Interests in Variable Interest Entities" ("FSP No. FAS 140-4 and FIN 46(R)-8"). This FSP amends SFAS No. 140, "Transfer of Financial Assets and Extinguishments of Liabilities" and FIN 46 R, "Consolidation of Variable Interest Entities" and requires enhanced disclosures by public entities (enterprises) about transfers of financial assets and interests in variable interest entities. The additional disclosures provide greater transparency about a transferor's continuing involvement with transferred financial assets and an enterprise's involvement with variable interest entities. The FSP is effective for the first reporting period ending after December 15, 2008. Our adoption of FSP No. FAS 140-and FIN 46(R)-8 is not expected to materially impact our results of operations or financial condition.

In December 2008, the FASB issued FSP FAS 132 (R)-1, "Employers' Disclosures about Post-retirement Benefit Plan Assets," which amends SFAS No. 132, "Employers' Disclosures about Pensions and Other

Postretirement Benefits." This FSP provides guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan. The objectives of these disclosures are to provide users of financial statements with an understanding of:

a. how investment allocation decisions are made, including the factors that are pertinent to an understanding of investment policies and strategies;

b. the major categories of plan assets;

c. the inputs and valuation techniques used to measure the fair value of plan assets;

d. the effect of fair value measurements using significant unobservable inputs (Level 3) on changes in plan assets for the period; and

e. significant concentrations of risk within plan assets.

The disclosures about plan assets required by this FSP shall be provided for fiscal years ending after December 15, 2009. We are currently evaluating the impact of adopting this new standard.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

We are exposed to financial market risks, including changes in interest rates and foreign currency exchange rates. To mitigate these risks, we utilize derivative financial instruments. We do not use derivative financial instruments for speculative or trading purposes.

At December 31, 2008, our long-term debt (including current maturities) totaled $1,169.3 million. We have no interest rate exposure to rate changes on our fixed rate debt, which totaled $886.8 million. We do have interest rate exposure with respect to the $282.5 million outstanding balance on our variable interest rate debt. A 50 basis point increase in interest rates would impact our expected annual interest expense for the next twelve months by approximately $1.4 million. However, some of this impact would be offset by additional interest earned on our cash and cash equivalents should rates on deposits and investments also increase.

One of our foreign exchange hedging agreement has a provision for termination if at any time the amount available under our revolving facility is less than $2.5 million.

A majority of our revenue, expense and capital purchasing activities are transacted in U.S. dollars. However, as a multinational business, we also conduct certain of these activities through transactions denominated in a variety of other currencies. We use forward foreign currency contracts to hedge firm commitments and reduce our overall exposure to the effects of currency fluctuations on our results of operations and cash flows. Gains and losses on these foreign currency exposures would generally be offset by corresponding losses and gains on the related hedging instruments. This strategy reduces, but does not eliminate, the short-term impact of foreign currency exchange rate movements. For example, changes in exchange rates may affect the foreign currency sales price of our products and can lead to increases or decreases in sales volume to the extent that the sales price of comparable products of our competitors are less or more than the sales price of our products. Our policy prohibits speculation on financial instruments, trading in currencies for which there are no underlying exposures, or entering into trades for any currency to intentionally increase the underlying exposure.

Item 8. *Financial Statements and Supplementary Data*

Our consolidated Financial Statements of the Company listed in the index appearing under Part IV, Item 15(a)(1) of this report and the Financial Statement Schedule listed in the index appearing under Part IV, Item 15(a)(2) of this report are filed as part of this report and are incorporated herein by reference in this Item 8.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. ***Controls and Procedures***

Evaluation of Disclosure Controls and Procedures. We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered in this report, our disclosure controls and procedures were effective to ensure that information required to be disclosed in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the required time periods and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting. On October 10, 2008 we acquired Catalyst. Catalyst operated under its own set of systems and internal controls and we are currently maintaining those systems and much of that control environment until we are able to incorporate Catalyst processes into our own systems and control environment. We currently expect to complete the incorporation of Catalyst's operations into our systems and control environment in the second half of 2009.

There have been no other changes to our internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the fiscal quarter ended December 31, 2008 which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2008. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control — Integrated Framework.* We have concluded that our internal control over financial reporting was effective as of December 31, 2008.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2008, excluded AMIS and Catalyst because they were acquired by the Company in a purchase business combination during 2008. The total assets and total revenue of the AMIS represent 30.5% and 22.3% of consolidated total assets and consolidated total revenue, respectively, of the Company as of and for the year ended December 31, 2008. The total assets and total revenue of Catalyst represent 4.3% and 0.4% of consolidated total assets and consolidated total revenue, respectively, of the Company as of and for the year ended December 31, 2008. Registrants are permitted to exclude acquisitions from their assessment of internal control over financial reporting during the first year if, among other circumstances and factors, there is not adequate time between the consummation date of the acquisition and the assessment date for assessing internal controls.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2008 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears in Part IV, Item 15 "Exhibits and Financial Statement Schedules" of this report.

Item 9B. ***Other Information***

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance.*

The information under the heading "Executive Officers of the Registrant" in Part 1, Item 1 of this Form 10-K is incorporated by reference into this section. Information concerning directors and persons nominated to become directors, and executive officers is incorporated by reference from the text under the captions "Management Proposals — Proposal 1 — Election of Directors," "The Board of Directors and Corporate Governance," and "Section 16(a) Reporting Compliance" in our Proxy Statement to be filed pursuant to Regulation 14A within 120 days after our year ended December 31, 2008 in connection with our 2009 Annual Meeting of Stockholders ("Proxy Statement").

Code of Business Conduct

Information concerning our Code of Business Conduct is incorporated by reference from the text under the caption "The Board of Directors and Corporate Governance — Code of Business Conduct" in our Proxy Statement.

Item 11. *Executive Compensation*

Information concerning executive compensation is incorporated by reference from the text under the captions "The Board of Directors and Corporate Governance — Compensation of Directors," "Compensation of Executive Officers," "Compensation Committee Report," "Compensation Discussion and Analysis," and "Compensation Committee Interlocks and Insider Participation" in our Proxy Statement.

The information incorporated by reference under the caption "Compensation Committee Report" in our Proxy Statement shall be deemed furnished, and not filed, in this Form 10-K and shall not be deemed incorporated by reference into any filing under the Securities Act of 1933, or the Exchange Act, as a result of this furnishing, except to the extent that we specifically incorporate it by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

Information concerning security ownership of certain beneficial owners and management is incorporated by reference from the text under the captions "Principal Stockholders" and "Share Ownership of Directors and Officers" in our Proxy Statement.

The following table sets forth equity compensation plan information as of December 31, 2008:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (5)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity Compensation Plans Approved By Stockholders (1)	28,082,127(3)	$6.93	23,112,277(6)
Equity Compensation Plans Not Approved By Stockholders (2)	12,318,551(4)	$8.36	3,925,260(7)
Total	40,400,678		27,037,537

(1) Consists of the ON Semiconductor Corporation 1999 Founders Stock Option Plan as amended ("Founders Plan"), the ON Semiconductor Corporation 2000 Stock Incentive Plan, as amended, ("SIP") and the 2000 Employee Stock Purchase Plan ("ESPP").

(2) The Company has assumed awards in accordance with applicable NASDAQ listing standards under the AMIS Holdings, Inc. Amended and Restated 2000 Equity Incentive Plan, which has not be approved by ON Semiconductor stockholders but which was approved by AMIS stockholders. The Company has also assumed awards in accordance with applicable NASDAQ listing standards under the following plans, which have not been approved by the Company stock holders but which were approved by Catalyst stockholders: the Catalyst Options Amended and Restated 2003 Stock Incentive Plan, the Catalyst 2003 Director Stock Option Plan, and the Catalyst 1998 Special Equity Incentive Plan. Also included are shares that were added to the SIP as a result of the assumption of the number of shares remaining available for grant under the AMIS Holdings, Inc. Employee Stock Purchase Plan and the AMIS Holdings, Inc. Amended and Restated 2000 Equity Incentive Plan.

(3) Includes 3,923,913 shares common stock subject to RSU's that will entitle each holder to one share of common stock for each unit that vests over the holder's period of continued service. This column excludes purchase rights accruing under the ESPP that have a shareholder approved reserve of 8,500,000 shares. Under the ESPP, each eligible employee may purchase up to the lesser of (a) 500 shares of common stock or (b) the number derived by dividing $6,250 by 100% of the fair market value of one share of common stock on the first day of the offering period, as defined in the ESPP, during each three-month period at a purchase price equal to 85% of the lesser of the fair market value of a share of stock on the first day of the period or the fair market value of a share of stock on the last day of the period.

(4) Includes 926,860 shares common subject to RSUs assumed in connection with the acquisitions that will entitle each holder to on share of common stock for each unit that vests over the holder's period of continued service.

(5) Calculated without taking into account shares common subject to outstanding RSUs that will become issuable as those units vest, without any cash consideration or other payment required for such shares.

(6) Includes 1,082,512 shares of common stock reserved for future issuance under the ESPP and 22,029,765 shares of common stock available for issuance under the Founders Plan and the SIP. The number of securities remaining available for future issuance under these equity compensation plans increased by 12,350,259 effective January 1, 2009. This increase in securities remaining available for future issuance was calculated based on 3.0% of our total number of outstanding shares of common stock as of January 1, 2009.

(7) Represents shares of Common Stock reserved for issuance under the SIP as a result of the assumption of the number of shares remaining available for grant under the AMIS Holdings, Inc. Employee Stock Purchase Plan and the AMIS Holdings, Inc. Amended and Restated 2000 Equity Incentive Plan at the effective time of the merger. The Company elected to assume the available shares reserved for use under the SIP to grant awards following the merger to former AMIS employees and others who were not employees of the Company prior to the Merger.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

Information concerning certain relationships and related transactions involving us and certain others is incorporated by reference from the text under the captions "Management Proposals — Proposal 1 — Election of Directors," "The Board of Directors and Corporate Governance," "Compensation of Executive Officers" and "Relationships and Related Transactions" in our Proxy Statement.

Item 14. *Principal Accountant Fees and Services*

Information concerning principal accounting fees and services is incorporated by reference from the text under the caption "Management Proposals — Proposal 3 — Ratification of Appointment of Independent Registered Public Accounting Firm — Audit and Related Fees" in our Proxy Statement.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

(a) The following documents are filed as part of this Annual Report on Form 10-K:

(1) Consolidated Financial Statements:

(2) Consolidated Financial Statement Schedule:

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or related notes.

(3) Exhibit:

EXHIBIT INDEX

Exhibit No.	Exhibit Description
2.1	Reorganization Agreement, dated as of May 11, 1999, among Motorola, Inc., SCG Holding Corporation and Semiconductor Components Industries LLC. (incorporated by reference from Exhibit 2.1 to Registration Statement No. 333-90359 filed with the Commission on November 5, 1999)†
2.2(a)	Agreement and Plan of Recapitalization and Merger, as amended, dated as of May 11, 1999, among SCG Holding Corporation, Semiconductor Components Industries, LLC, Motorola, Inc., TPG Semiconductor Holdings LLC, and TPG Semiconductor Acquisition Corp. (incorporated by reference from Exhibit 2.2 to Registration Statement No. 333-90359 filed with the Commission on November 5, 1999)†
2.2(b)	Amendment No. 1 to Agreement and Plan of Recapitalization and Merger, dated as of July 28, 1999, among SCG Holding Corporation, Semiconductor Components Industries, LLC, Motorola, Inc., TPG Semiconductor Holdings LLC, and TPG Semiconductor Acquisition Corp. (incorporated by reference from Exhibit 2.3 to Registration Statement No. 333-90359 filed with the Commission on November 5, 1999)†
2.3	Asset Purchase Agreement between LSI Logic Corporation and Semiconductor Components Industries, LLC, dated as of April 5, 2006 (incorporated by reference from Exhibit 2.1 to the Corporation's First Quarter 2006 Form 10-Q filed with the Commission on April 27, 2006)††

Exhibit No.	Exhibit Description
2.4	Agreement and Plan of Merger and Reorganization, dated as of December 13, 2007, between ON Semiconductor Corporation ("Company" or "Corporation," for purposes of this Exhibit Index), Orange Acquisition Corporation, Inc., and AMIS Holdings, Inc. (incorporated by reference from Exhibit 2.1 to the Corporation's Current Report on Form 8-K filed with the Commission on December 13, 2007)†
2.5(a)	Purchase and Sale Agreement, dated as of November 8, 2007, among Semiconductor Components Industries, LLC, ON Semiconductor Trading, Ltd., Analog Devices, Inc. and Analog Devices B.V.(incorporated by reference from Exhibit 2.6 to the Corporation's Form 10-K filed with the Commission on February 12, 2008)†
2.5(b)	First Amendment to Purchase and Sale Agreement among Analog Devices, Inc. and Analog Devices B.V. and Semiconductor Components Industries, LLC, ON Semiconductor Trading, Ltd. and ON Semiconductor Ireland Research and Design Limited dated May 21, 2008 (incorporated by reference from Exhibit 2.1 to the Corporation's Second Quarter 2008 Form 10-Q filed with the Commission on August 6, 2008)
2.6	Agreement and Plan of Merger and Reorganization, dated July 16, 2008, by and among ON Semiconductor Corporation, Centaur Acquisition Corporation and Catalyst Semiconductor, Inc. (incorporated by reference from Exhibit 2.1 to the Company's Current Report Form 8-K filed with the SEC on July 17, 2008)†
3.1	Amended and Restated Certificate of Incorporation of ON Semiconductor Corporation, as further amended through March 26, 2008 (incorporated by reference from Exhibit 3.1 to the Corporation's First Quarter 2008 Form 10-Q filed with the Commission on May 7, 2008)
3.2	Amended and Restated Bylaws of ON Semiconductor Corporation (incorporated by reference from Exhibit 3.1 to the Corporation's Current Report on Form 8-K filed with the Commission on November 19, 2007)
4.1	Specimen of share certificate of Common Stock, par value $.01, ON Semiconductor Corporation (incorporated by reference from Exhibit 4.1 to the Corporation's Form 10-K filed with the Commission on March 10, 2004)
4.2	Investment Agreement, dated as of September 7, 2001, between TPG ON Holdings LLC and ON Semiconductor Corporation (incorporated by reference from Exhibit 4.2 to the Corporation's Current Report on Form 8-K filed with the Commission on September 7, 2001)
4.3(a)	Registration Rights Agreement, dated as of September 7, 2001, between TPG ON Holdings LLC and ON Semiconductor Corporation (incorporated by reference from Exhibit 4.3 to the Corporation's Current Report on Form 8-K filed with the Commission on September 7, 2001)
4.3(b)	Amendment No. 1 to Registration Rights Agreement between TPG ON Holdings LLC and ON Semiconductor Corporation, dated December 27, 2005 (incorporated by reference from Exhibit 4.3(b) to the Corporation's Form 10-K filed with the Commission on February 22, 2006)
4.4	Subordination Agreement, dated as of September 7, 2001, by and between TPG ON Holdings LLC and ON Semiconductor Corporation, for the benefit of Senior Creditors (incorporated by reference from Exhibit 4.4 to the Corporation's Current Report on Form 8-K filed with the Commission on September 7, 2001)
4.5	Exchange Offer and Registration Rights Agreement, dated August 4, 1999, Semiconductor Components Industries, LLC, SCG Holding Corporation, the subsidiary guarantors of SCG Holding Corporation (incorporated by reference from Exhibit 4.5 to Registration Statement No. 333-90359 filed with the Commission on November 5, 1999)

Exhibit No.	Exhibit Description
4.6	Indenture regarding Zero Coupon Convertible Senior Subordinated Notes due 2024 dated as of April 6, 2004, between ON Semiconductor Corporation, Semiconductor Components Industries, LLC, SCG (Malaysia SMP) Holding Corporation, SCG (Czech) Holding Corporation, SCG (China) Holding Corporation, Semiconductor Components Industries Puerto Rico, Inc., Semiconductor Components Industries of Rhode Island, Inc., SCG International Development LLC and Semiconductor Components Industries International of Rhode Island, Inc., as guarantors and Wells Fargo Bank, N.A., a national banking association, as trustee (incorporated by reference from Exhibit 4.1 of Second Quarter 2004 Form 10-Q filed with the Commission on August 6, 2004)
4.7	Form of Note for Zero Coupon Convertible Senior Subordinated Notes due 2024 (incorporated by reference from Exhibit 4.2 (Exhibit A to Exhibit 4.1), of Second Quarter 2004 Form 10-Q filed with the Commission on August 6, 2004)
4.8	Registration Rights Agreement for Zero Coupon Convertible Senior Subordinated Notes due 2024 dated as of April 6, 2004, between ON Semiconductor Corporation and Morgan Stanley & Co. Incorporated, Credit Suisse First Boston LLC and J.P. Morgan Securities Inc. (incorporated by reference from Exhibit 4.3 of Second Quarter 2004 Form 10-Q filed with the Commission on August 6, 2004)
4.9	Indenture regarding the 1.875% Convertible Senior Subordinated Notes due 2025, dated as of December 21, 2005, between ON Semiconductor Corporation, Semiconductor Components Industries, LLC, SCG (Malaysia SMP) Holding Corporation, SCG (Czech) Holding Corporation, SCG (China) Holding Corporation, Semiconductor Components Industries Puerto Rico, Inc., Semiconductor Components Industries of Rhode Island, Inc., SCG International Development LLC and Semiconductor Components Industries International of Rhode Island, Inc. as guarantors and Deutsche Bank Trust Company Americas, a New York banking corporation, as trustee (incorporated by reference from Exhibit 4.1 to the Corporation's Current Report on Form 8-K filed with the Commission on December 27, 2005)
4.10	Form of Note for the 1.875% Senior Subordinated Notes due 2025 between ON Semiconductor Corporation and Deutsche Bank Trust Company Americas (incorporated by reference from Exhibit 4.2 (Exhibit A to Exhibit 4.1) to the Corporation's Current Report on Form 8-K filed with the Commission on December 27, 2005)
4.11	Registration Rights Agreement for the 1.875% Convertible Senior Subordinated Notes due 2025, dated as of December 21, 2005, between ON Semiconductor Corporation and Citigroup Global Markets Inc., J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated by reference from Exhibit 4.3 to the Corporation's Current Report on Form 8-K filed with the Commission on December 27, 2005)
4.12	Indenture regarding Zero Coupon Convertible Senior Subordinated Note due 2024, Series B dated as of July 21, 2006, between ON Semiconductor Corporation, certain of its subsidiaries and Wells Fargo Bank, N.A. (as trustee) (incorporated by reference from Exhibit 4.1 to the Corporation's Current Report on Form 8-K filed with the Commission on July 26, 2006)
4.13	Global Zero Coupon Convertible Senior Subordinated Note due 2024, Series B, dated July 21, 2006 and executed by ON Semiconductor Corporation (incorporated by reference from Exhibit 4.2 to the Corporation's Current Report on Form 8-K filed with the Commission on July 26, 2006)
4.14	Form of Note for the Zero Coupon Convertible Senior Subordinated Notes due 2024, Series B (incorporated by reference from Exhibit 4.3 (Exhibit A to Exhibit 4.1) to the Corporation's Current Report on Form 8-K filed with the Commission on July 26, 2006)

Exhibit No.	Exhibit Description
4.15	Indenture regarding the 2.625% Convertible Senior Subordinated Notes due 2026, dated as of December 15, 2006, among ON Semiconductor Corporation, the Note Guarantors named therein and Deutsche Trust Company Americas (incorporated by reference from Exhibit 4.1 to the Corporation's Current Report on Form 8-K filed with the Commission on December 20, 2006)
4.16	Form of Note for the 2.625% Convertible Senior Subordinated Notes due 2026 (incorporated by reference from Exhibit 4.2 (Exhibit A to Exhibit 4.1) to the Corporation's Current Report on Form 8-K filed with the Commission on December 20, 2006)
4.17	Registration Rights Agreement for the 2.625% Convertible Senior Subordinated Notes due 2026, dated as of December 15, 2006, among ON Semiconductor Corporation and Morgan Stanley & Co. Incorporated, Citigroup Global Markets Inc., Credit Suisse (USA) LLC, Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Friedman, Billings, Ramsey & Co., Inc. (incorporated by reference from Exhibit 4.3 to the Corporation's Current Report on Form 8-K filed with the Commission on December 20, 2006)
10.1(a)	Guarantee Agreement, dated as of August 4, 1999, among SCG Holding Corporation, the subsidiary guarantors of SCG Holding Corporation that are signatories thereto, and The Chase Manhattan Bank, as collateral agent (incorporated by reference from Exhibit 10.3 to Registration Statement No. 333-90359 filed with the Commission on November 5, 1999)
10.1(b)	Supplement No. 1 dated as of April 3, 2000 to the Guarantee Agreement dated as of August 4, 1999, among SCG Holding Corporation, each of the subsidiaries listed on Schedule I thereto, and The Chase Manhattan Bank, as collateral agent (incorporated by reference from Exhibit 10.1(b) to the Corporation's Form 10-K filed with the Commission on February 22, 2006)
10.2	Stock Purchase Agreement dated March 8, 2000 among Semiconductor Components Industries, LLC, SCG Holding Corporation and The Cherry Corporation (incorporated by reference from Exhibit 10.3 to Amendment No. 2 to the Registration Statement No. 333-30670 filed with the Commission on April 7, 2000)
10.3	Amended and Restated Intellectual Property Agreement, dated August 4, 1999, among Semiconductor Components Industries, LLC and Motorola, Inc. (incorporated by reference from Exhibit 10.5 to Amendment No. 1 to the Registration Statement No. 333-90359 filed with the Commission on January 11, 2000)††
10.4	Employee Matters Agreements, as amended, dated May 11, 1999, among Semiconductor Components Industries, LLC, SCG Holding Corporation and Motorola, Inc. (incorporated by reference from Exhibit 10.7 to Registration Statement No. 333-90359 filed with the Commission on January 11, 2000)
10.5(a)	SCG Holding Corporation 1999 Founders Stock Option Plan (incorporated by reference from Exhibit 10.14 to Registration Statement No. 333-90359 filed with the Commission on November 5, 1999)(2)
10.5(b)	Form of Stock Option Grant Agreement to 1999 Founders Stock Option Plan (incorporated by reference from Exhibit 10.9 of Second Quarter 2004 Form 10-Q filed with the Commission on August 6, 2004)(2)
10.5(c)	Amendment to the SCG Holding Corporation 1999 Founders Stock Option Plan, dated May 16, 2007 (incorporated by reference from Exhibit 10.3 of the Second Quarter 2007 Form 10-Q filed with the Commission on August 1, 2007)(2)
10.6	Lease for 52nd Street property, dated July 31, 1999, among Semiconductor Components Industries, LLC as Lessor, and Motorola Inc. as Lessee (incorporated by reference from Exhibit 10.16 Registration Statement No. 333-90359 filed with the Commission on November 5, 1999)

Exhibit No.	Exhibit Description
10.7	Declaration of Covenants, Easement of Restrictions and Options to Purchase and Lease, dated July 31, 1999, among Semiconductor Components Industries, LLC and Motorola, Inc. (incorporated by reference from Exhibit 10.17 to Registration Statement No. 333-90359 filed with the Commission on November 5, 1999)
10.8(a)	Employment Agreement, dated as of October 27, 1999, between Semiconductor Components Industries, LLC and William George (incorporated by reference from Exhibit 10.21 to Registration Statement No. 333-90359 filed with the Commission on November 5, 1999)(2)
10.8(b)	Amendment to Employment Agreement, dated as of October 1, 2001, among ON Semiconductor Corporation, Semiconductor Components Industries, LLC and William George (incorporated by reference from Exhibit 10.20(b) to the Corporation's Form 10-K filed with the Commission on March 29, 2002)(2)
10.8(c)	Amendment to Employment Agreement, dated as of August 5, 2003, among ON Semiconductor Corporation, Semiconductor Components Industries, LLC and William George (incorporated by reference from Exhibit 10.1 of Third Quarter 2003 Form 10-Q filed with the Commission on November 7, 2003)(2)
10.8(d)	Amendment to Employment Agreement with William George dated February 17, 2005 (incorporated by reference from Exhibit 10.1 to the Corporation's Current Report on Form 8-K filed with the Commission on February 18, 2005)(2)
10.8(e)	Amendment No. 4 to Employment Agreement with William George executed on September 1, 2006 (incorporated by reference from Exhibit 10.2 to the Corporation's Current Report on Form 8-K filed with the Commission on September 8, 2006)(2)
10.9	Non-qualified Stock Option Agreement (form of agreement for William George) (incorporated by reference from Exhibit 10.2 to the Corporation's Current Report on Form 8-K filed with the Commission on February 18, 2005)(2)
10.10(a)	2000 Stock Incentive Plan as amended and restated May 19, 2004 (incorporated by reference from Exhibit 10.7 of Second Quarter 2004 Form 10-Q filed with the Commission on August 6, 2004)(2)
10.10(b)	2000 Stock Incentive Plan — non-qualified stock option agreement (incorporated by reference from Exhibit 10.35(d) to Amendment No. 1 to the Registration Statement No. 333-30670 filed with the Commission on March 24, 2000)(2)
10.10(c)	2000 Stock Incentive Plan — incentive stock option agreement (incorporated by reference from Exhibit 10.35(c) to Registration Statement No. 333-30670 filed with the Commission on March 24, 2000)(2)
10.10(d)	2000 Stock Incentive Plan — Take Ownership (ON Ownership) Grant Agreement (incorporated by reference from Exhibit 10.33(b) to Amendment No. 3 to the Registration Statement No. 333-30670 filed with the Commission on April 25, 2000)(2)
10.10(e)	Non-qualified Stock Option Agreement for Senior Vice Presidents and Above (form of agreement) (incorporated by reference from Exhibit 10.5 to the Corporation's Current Report on Form 8-K filed with the Commission on February 16, 2005)(2)
10.10(f)	Not used
10.10(g)	Non-qualified Stock Option Agreement for Directors (form of standard agreement) (incorporated by reference from Exhibit 10.2 to the Corporation's Current Report on Form 8-K filed with the Commission on February 16, 2005)(2)
10.10(h)	Non-qualified Stock Option Agreement for Directors (J. Daniel McCranie) dated as of February 10, 2005 (incorporated by reference from Exhibit 10.1 to the Corporation's Current Report on Form 8-K filed with the Commission on February 16, 2005)(2)

Exhibit No.	Exhibit Description
10.10(i)	Restricted Stock Units Award Agreement under the ON Semiconductor 2000 Stock Incentive Plan (Form of Award Agreement for Directors) (incorporated by reference from Exhibit 10.1 to the Corporation's First Quarter 2006 Form 10-Q filed with the Commission on April 27, 2006)(2)
10.10(j)	Restricted Stock Units Award Agreement under the ON Semiconductor 2000 Stock Incentive Plan (Form of Agreement for Certain Officers) (incorporated by reference from Exhibit 10.1 to the Corporation's Second Quarter 2006 Form 10-Q filed with the Commission on July 28, 2006)(2)
10.10(k)	Amendment to the ON Semiconductor Corporation 2000 Stock Incentive Plan, dated May 16, 2007 (incorporated by reference from Exhibit 10.2 to the Corporation's Second Quarter Form 10-Q filed with the Commission on August 1, 2007)(2)
10.11	2000 Employee Stock Purchase Plan as amended and restated May 19, 2004 (incorporated by reference from Exhibit 10.8 of Second Quarter 2004 Form 10-Q filed with the Commission on August 6, 2004)(2)
10.12(a)	ON Semiconductor 2002 Executive Incentive Plan (incorporated by reference from Exhibit 10.1 of Second Quarter 2002 Form 10-Q filed with the Commission on August 9, 2002)(2)
10.12(b)	ON Semiconductor 2007 Executive Incentive Plan (incorporated by reference from Appendix B of Schedule 14A filed with the Commission on April 11, 2006)(2)
10.12(c)	First Amendment to the ON Semiconductor 2007 Executive Incentive Plan (incorporated by reference from Exhibit 10.1 to the Corporation's Current Report on Form 8-K filed with the Commission on August 22, 2007)(2)
10.13(a)	Employee Incentive Plan January 2002 (incorporated by reference from Exhibit 10.2 of Second Quarter 2002 Form 10-Q filed with the Commission on August 9, 2002)(2)
10.13(b)	First Amendment to the ON Semiconductor 2002 Employee Incentive Plan (incorporated by reference from Exhibit 10.2 to the Corporation's Current Report on Form 8-K filed with the Commission on August 22, 2007)(2)
10.14(a)	Loan Agreement between SCG Japan Ltd. and Development Bank of Japan, for loan in an amount up to $26.1 million, dated October 27, 2000 (incorporated by reference from Exhibit 10.2 of Second Quarter 2001 Form 10-Q filed with the Commission on August 13, 2001)
10.14(b)	Guaranty Agreement, executed by Semiconductor Components Industries, LLC on October 27, 2000, in connection with Loan Agreement between SCG Japan Ltd. and Development Bank of Japan, for loan in an amount up to $26.1 million (incorporated by reference from Exhibit 10.3 of Second Quarter 2001 Form 10-Q filed with the Commission on August 13, 2001)
10.15	Joint Venture Contract for Leshan-Phoenix Semiconductor Company Limited, amended and restated on April 20, 2006 between SCG (China) Holding Corporation (a subsidiary of ON Semiconductor Corporation) and Leshan Radio Company Ltd. (incorporated by reference from Exhibit 10.3 to the Corporation's Second Quarter 2006 Form 10-Q filed with the Commission on July 28, 2006)
10.16(a)	Employment Agreement, dated as of November 10, 2002, between ON Semiconductor Corporation and Keith Jackson (incorporated by reference from Exhibit 10.50(a) to the Corporation's Form 10-K filed with the Commission on March 25, 2003)(2)
10.16(b)	Letter Agreement dated as of November 19, 2002, between ON Semiconductor Corporation and Keith Jackson (incorporated by reference from Exhibit 10.50(b) to the Corporation's Form 10-K filed with the Commission on March 25, 2003)(2)
10.16(c)	Amendment No. 2 to Employment Agreement between ON Semiconductor Corporation and Keith Jackson dated as of March 21, 2003 (incorporated by reference from Exhibit 10.18(c) to the Corporation's Form 10-K filed with the Commission on February 22, 2006)(2)

Exhibit No.	Exhibit Description
10.16(d)	Amendment No. 3 to Employment Agreement between ON Semiconductor Corporation and Keith Jackson dated as of May 19, 2005 (incorporated by reference from Exhibit 10.1 in the Corporation's Second Quarter 2005 Form 10-Q filed with the Commission on August 3, 2005)(2)
10.16(e)	Amendment No. 4 to Employment Agreement between ON Semiconductor Corporation and Keith Jackson dated as of February 14, 2006 (incorporated by reference from Exhibit 10.1 to the Corporation's Current Report on Form 8-K filed with the Commission on February 17, 2006)(2)
10.16(f)	Amendment No. 5 to Employment Agreement between ON Semiconductor Corporation and Keith Jackson executed on September 1, 2006 (incorporated by reference from Exhibit 10.1 to the Corporation's Current Report on Form 8-K filed with the Commission on September 8, 2006)(2)
10.16(g)	Amendment No. 6 to Employment Agreement with Keith Jackson executed on April 23, 2008 (incorporated by reference from Exhibit 10.3 to the Corporation's Second Quarter 2008 Form 10-Q filed with the Commission on August 6, 2008)(2)
10.17(a)	Security Agreement dated as of August 4, 1999, as amended and restated as of March 3, 2003, among Semiconductor Components Industries, LLC, ON Semiconductor Corporation, the subsidiary guarantors of ON Semiconductor Corporation that are signatories thereto, and JPMorgan Chase Bank, as collateral agent for the Secured Parties (incorporated by reference from Exhibit 10.54 to the Corporation's Form 10-K filed with the Commission on March 25, 2003)
10.17(b)	Supplement No. 1, dated as of September 23, 2003, to the Security Agreement dated as of August 4, 1999 as amended and restated as of March 3, 2003, by and among Semiconductor Components Industries, LLC, the borrower, ON Semiconductor Corporation, and the subsidiary guarantors of ON Semiconductor that are signatories thereto, in favor of JPMorgan Chase Bank, as collateral agent for certain secured parties (incorporated by reference from Exhibit 10.5 of Third Quarter 2003 Form 10-Q filed with the Commission on November 7, 2003)
10.18(a)	Pledge Agreement, dated as of August 4, 1999, as amended and restated as of March 3, 2003, among Semiconductor Components Industries, LLC, ON Semiconductor Corporation, the subsidiary guarantors of ON Semiconductor Corporation that are signatories thereto, and JPMorgan Chase Bank, as collateral agent for the Secured Parties (incorporated by reference from Exhibit 10.55 to the Corporation's Form 10-K filed with the Commission on March 25, 2003)
10.18(b)	Amendment dated as of April 22, 2004 to (a) the Pledge Agreement dated as of August 4, 1999, as amended and restated as of March 3, 2003, among Semiconductor Components Industries, LLC (the "Borrower"), ON Semiconductor Corporation ("Holdings"), and the subsidiaries of Holdings party thereto and JPMorgan Chase Bank ("JPMCB"), as collateral agent for the certain secured parties, and (b) the Security Agreement dated as of August 4, 1999, as amended and restated as of March 3, 2003, among the Borrower, Holdings, the subsidiaries of Holdings party thereto and JPMCB, as collateral agent (incorporated by reference from Exhibit 10.5 of Second Quarter 2004 Form 10-Q filed with the Commission on August 6, 2004)
10.19(a)	Employment Agreement, effective May 26, 2005, between Semiconductor Components Industries, LLC and Donald Colvin (incorporated by reference from Exhibit 10.1 to the Corporation's Current Report on Form 8-K filed with the Commission on May 27, 2005)(2)
10.19(b)	Amendment No. 1 to Employment Agreement with Donald Colvin executed on April 23, 2008 (incorporated by reference from Exhibit 10.4 to the Corporation's Second Quarter 2008 Form 10-Q filed with the Commission on August 6, 2008)(2)
10.20(a)	Amendment and Restatement Agreement, dated as of March 6, 2007, to the Amended and Restated Credit Agreement dated as of August 4, 1999 (as amended, supplemented or otherwise modified from time to time), among ON Semiconductor Corporation, Semiconductor Components Industries, LLC, various lenders and JPMorgan Chase Bank, N.A. as administrative agent (incorporated by reference from Exhibit 10.1 to the Corporation's Current Report on Form 8-K filed with the Commission on March 9, 2007)

Exhibit No.	Exhibit Description
10.20(b)	Amended and Restated Credit Agreement dated as of March 6, 2007, to the Amended and Restated Credit Agreement dated as of August 4, 1999, (as amended, supplemented or otherwise modified from time to time), among ON Semiconductor Corporation, Semiconductor Components Industries, LLC, various lenders and JPMorgan Chase Bank, N.A. as administrative agent (incorporated by reference from Exhibit 10.2 to the Corporation's Current Report on Form 8-K filed with the Commission on March 9, 2007)
10.20(c)	Reaffirmation Agreement, dated as of March 6, 2007, among ON Semiconductor Corporation, Semiconductor Components Industries, LLC, each subsidiary listed thereto, and JPMorgan Chase Bank, N.A. as administrative agent (incorporated by reference from Exhibit 10.3 to the Corporation's Current Report Form 8-K filed with the Commission on March 9, 2007)
10.21(a)	Loan Agreement executed on December 12, 2003, between China Construction Bank Sichuan Branch and Leshan-Phoenix Semiconductor Company LTD, for a loan in an amount up to $48 million (incorporated by reference from Exhibit 10.56(a) to the Corporation's Form 10-K filed with the Commission on March 10, 2004 and Form 10-K/A filed with the Commission on March 22, 2004)
10.21(b)	Amendment No. 1 to Loan Agreement between Leshan-Phoenix Semiconductor Company Limited and China Construction Bank Sichuan Branch dated as of July 27, 2005 (incorporated by reference from Exhibit 10.2 in the Corporation's Second Quarter 2005 Form 10-Q filed with the Commission on August 3, 2005)
10.21(c)	Mortgage Agreement executed on December 12, 2003, between China Construction Bank, Sichuan Branch and Leshan-Phoenix Semiconductor Company Ltd. relating to the loan in an amount up to $48 million (incorporated by reference from Exhibit 10.56(b) to the Corporation's Form 10-K filed with the Commission on March 10, 2004 and Form 10-K/A filed with the Commission on March 22, 2004)
10.21(d)	Confirmation for Extension of Tranche B Loan, in an amount up to $24 million, dated as of January 3, 2004, from China Construction Bank, Sichuan Branch to Leshan-Phoenix Semiconductor Company Ltd. Branch (incorporated by reference from Exhibit 10.56(c) to the Corporation's Annual Report on Form 10-K filed with the Commission on March 10, 2004 and Form 10-K/A filed with the Commission on March 22, 2004)
10.22(a)	Employment Agreement, effective May 26, 2005, between Semiconductor Components Industries, LLC and George H. Cave (incorporated by reference from Exhibit 10.2 to the Corporation's Current Report on Form 8-K filed with the Commission on May 27, 2005)(2)
10.22(b)	Amendment No. 1 to Employment Agreement with George H. Cave executed on April 23, 2008 (incorporated by reference from Exhibit 10.5 to the Corporation's Second Quarter 2008 Form 10-Q filed with the Commission on August 6, 2008)(2)
10.23	Retention Agreement executed and effective on January 4, 2006, between Semiconductor Components Industries, LLC and Robert Charles Mahoney (incorporated by reference from Exhibit 10.27 to the Corporation's Form 10-K filed with the Commission on February 23, 2007)(2)
10.24(a)	Employment Agreement, dated as of July 11, 2006, between Semiconductor Components Industries, LLC and Robert Charles Mahoney (incorporated by reference from Exhibit 10.1 to the Corporation's Current Report on Form 8-K filed with the Commission on July 13, 2006)(2)
10.24(b)	Amendment No. 1 to Employment Agreement with Robert Charles Mahoney executed on April, 29 2008 (incorporated by reference from Exhibit 10.12 to the Corporation's First Quarter 2008 Form 10-Q filed with the Commission on May 7, 2008)(2)
10.24(c)	Amendment No. 2 to Employment Agreement with Robert Charles Mahoney executed on April 29, 2008 (incorporated by reference from Exhibit 10.6 to the Corporation's Second Quarter 2008 Form 10-Q filed with the Commission on August 6, 2008)(2)

Exhibit No.	Exhibit Description
10.25	Wafer Supply and Test Services Agreement between Semiconductor Components Industries, LLC (ON Semiconductor Corporation's primary operating subsidiary) and LSI Logic Corporation as of May 15, 2006 (incorporated by reference from Exhibit D to Exhibit 2.1 of the Corporation's First Quarter 2006 10-Q filed with the Commission on April 27, 2006)††
10.26	Summary of ON Semiconductor Corporation Non-Employee Director Compensation Arrangements (as approved by the Board of Directors on March 23, 2006) (incorporated by reference from Exhibit 10.1 to the Corporation's Current Report on Form 8-K filed with the Commission on March 29, 2006)(2)
10.27(a)	Bill of Sale dated November 7, 2006 executed by Semiconductor Components Industries, LLC (as seller) to General Electric Capital Corporation (as buyer) (incorporated by reference from Exhibit 10.1 to the Corporation's Current Report on Form 8-K filed with the Commission on November 13, 2006)
10.27(b)	Lease Agreement dated as of November 7, 2006 between Semiconductor Components Industries, LLC (as lessee) and General Electric Capital Corporation (as lessor) (incorporated by reference from Exhibit 10.2 to the Corporation's Current Report on Form 8-K filed with the Commission on November 13, 2006)
10.27(c)	Amendment No. 1, dated as of March 11, 2008, to Lease Agreement dated as of November 7, 2006 between Semiconductor Components Industries, LLC (as lessee) and General Electric Capital Corporation (as lessor) (incorporated by reference to Exhibit 10.3 to the Form 8-K filed with the Commission on March 17, 2008)
10.27(d)	Schedule No. 001 executed as of November 7, 2006 between Semiconductor Components Industries, LLC and General Electric Capital Corporation to the Lease Agreement (incorporated by reference from Exhibit 10.3 to the Corporation's Current Report on Form 8-K filed with the Commission on November 13, 2006)
10.27(e)	Schedule No. 002, executed as of March 11, 2008, by Semiconductor Components Industries, LLC and General Electric Capital Corporation to the Lease Agreement (incorporated by reference to Exhibit 10.4 to the Corporation's Current Report on Form 8-K filed with the Commission on March 17, 2008)
10.27(f)	Bill of Sales each dated as of March 11, 2008, executed by Semiconductor Components Industries, LLC (as seller) to General Electric Capital Corporation (as buyer) (Annex B to Schedule Nos. 0002 and 0003) and Description of Equipment (Annex A to Schedule Nos. 0002 and 0003) to Lease Agreement dated November 7, 2006 (incorporated by reference to Exhibit 10.1 to the Corporation's Current Report on Form 8-K filed with the Commission on March 17, 2008)
10.27(g)	Schedule No. 003, executed as of March 11, 2008, by Semiconductor Components Industries, LLC and General Electric Capital Corporation to the Lease Agreement (incorporated by reference to Exhibit 10.5 to the Corporation's Current Report on Form 8-K filed with the Commission on March 17, 2008)
10.27(h)	Corporate Guaranty of ON Semiconductor Corporation, executed as of March 11, 2008, in favor of General Electric Capital Corporation (incorporated by reference to Exhibit 10.6 to the Corporation's Current Report on Form 8-K filed with the Commission on March 17, 2008)
10.28	Purchase Agreement, dated December 27, 2006, between ON Semiconductor Corporation and TPG Semiconductor Holdings, LLC (incorporated by reference from Exhibit 10.1 to the Corporation's Current Report on Form 8-K filed with the Commission on December 28, 2006)
10.29	Agreement for Sale and Purchase, dated as of March 30, 2007, between Semiconductor Components Industries, LLC and Ridge Property Services II, LLC (incorporated by reference from Exhibit 10.1 to the Corporation's Current Report on Form 8-K filed with the Commission on April 5, 2007)

Exhibit No.	Exhibit Description
10.30(a)	Employment Agreement, dated as of May 1, 2007, between Semiconductor Components Industries, LLC and John Nelson (incorporated by reference from Exhibit 10.1 to the Corporation's Current Report on Form 8-K filed with the Commission on May 4, 2007)(2)
10.30(b)	Amendment No. 1 to Employment Agreement with John Nelson executed on April 23, 2008 (incorporated by reference from Exhibit 10.7 to the Corporation's Second Quarter 2008 Form 10-Q filed with the Commission on August 6, 2008)(2)
10.31	Loan Agreement with Chattel Mortgage, dated October 9, 2007, between ON Semiconductor Philippines, Inc., Bank of the Philippine Islands, Metropolitan Bank & Trust Company and Security Bank Corporation (incorporated by reference from Exhibit 10.1 to the Corporation's Current Report on Form 8-K filed with the Commission on October 12, 2007)
10.32(a)	Form of Voting Agreement (for the Chief Executive Officer of AMIS Holdings, Inc.), dated December 13, 2007, between ON Semiconductor Corporation, AMIS Holdings, Inc., and Christine King (incorporated by reference from Exhibit 10.1 to the Corporation's Current Report on Form 8-K filed with the Commission on December 13, 2007)
10.32(b)	Form of Voting Agreement (for executive officers, directors and certain other stockholders of AMIS Holdings, Inc.), dated December 13, 2007, between ON Semiconductor Corporation, directors and executive officers of AMIS Holdings, Inc., and certain significant stockholders of AMIS Holdings, Inc. (incorporated by reference from Exhibit 10.2 to the Corporation's Current Report on Form 8-K filed with the Commission on December 13, 2007)
10.32(c)	Form of Parent Voting Agreement dated December 13, 2007, between ON Semiconductor Corporation, AMIS Holdings, Inc., and the stockholder of the Corporation (incorporated by reference from Exhibit 10.3 to the Corporation's Current Report on Form 8-K filed with the Commission on December 13, 2007)
10.33	Form of Restricted Stock Units Award Agreement (For Certain U.S. Officers with Change of Control) between ON Semiconductor Corporation and a Participant in the On Semiconductor 2000 Stock Incentive Plan, as amended, (incorporated by reference from Exhibit 10.1 to the Corporation's Third Quarter 2007 10-Q filed with the Commission on October 31, 2007)(2)
10.34	Form of Restricted Stock Units Award Agreement (Form of Time and Performance Based Award for Officers) between ON Semiconductor Corporation and a Participant in the On Semiconductor 2000 Stock Incentive Plan, as amended, (incorporated by reference from Exhibit 10.1 to the Corporation's Current Report on Form 8-K filed with the Commission on October 1, 2007)(2)
10.35	Summary of ON Semiconductor Corporation Non-Employee Director Compensation Arrangements (as approved by the Board of Directors on February 14, 2008) (incorporated by reference from Exhibit 10.1 to the Corporation's First Quarter 2008 Form 10-Q filed with the Commission on May 7, 2008)(2)
10.36	Restricted Stock Award Agreement under the ON Semiconductor 2000 Stock Incentive Plan (Form of Agreement for Non-employee Directors) (incorporated by reference to Exhibit 10.11 to the Corporation's First Quarter 2008 Form 10-Q filed with the Commission on May 7, 2008)(2)
10.37	Amended and Restated AMIS Holdings, Inc. 2000 Equity Incentive Plan (incorporated by reference to Exhibit 10 to AMIS Holdings, Inc. Third Quarter Form 10-Q filed with the Commission on November 12, 2003)(2)
10.38	Form of 2000 Equity Incentive Plan Stock Option Agreement (Nonstatutory Stock Option Agreement) (incorporated by reference to Exhibit 10.1 to AMIS Holdings, Inc. Current Report on Form 8-K filed with the Commission on February 7, 2005)(2)

Exhibit No.	Exhibit Description
10.39	Form of U.S. Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.4 to AMIS Holdings, Inc. Third Quarter Form 10-Q filed with the Commission on November 9, 2006)(2)
10.40	Performance Based Restricted Stock Units Award Agreement under the ON Semiconductor 2000 Stock Incentive Plan (Form of Performance Based Award for Certain Officers (for Donald Colvin)) (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on May 19, 2008)(2)
10.41	Performance Based Restricted Stock Units Award Agreement under the ON Semiconductor 2000 Stock Incentive Plan (Form of Performance Based Award for Certain Officers (for Robert Mahoney and John Nelson)) (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the Commission on May 19, 2008)(2)
10.42	Employment Agreement by and among Semiconductor Components Industries, LLC and Gelu Voicu, dated as of July 16, 2008 (incorporated by reference from Exhibit 10.2 to the Company's Registration Statement on Form S-4 (No. 333-153164) filed with the Commission on August 22, 2008)(2)
10.43	Consulting Agreement by and between Semiconductor Components Industries, LLC and Phil Hester, dated as of December 22, 2008 (1)(2)
14.1	ON Semiconductor Corporation Code of Business Conduct effective as of September 17, 2007 (incorporated by reference from Exhibit 14 in the Company's Form 10-K filed with the Commission on February 12, 2008)
21.1	List of Significant Subsidiaries(1)
23.1	Consent of Independent Registered Public Accounting Firm — PricewaterhouseCoopers LLP(1)
24.1	Powers of Attorney(1)
31.1	Certification by CEO pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(1)
31.2	Certification by CFO pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(1)
32.1	Certification by CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(3)
99.1	Stockholders Agreement dated as of August 4, 1999 among SCG Holding Corporation, TPG Semiconductor Holdings, LLC and Motorola, Inc. (incorporated by reference from Exhibit 99.5 to Registration Statement No. 333-90359 filed with the Commission on November 5, 1999)

(1) Filed herewith.
(2) Management contract or compensatory plan, contract or arrangement.
(3) Furnished herewith.
† Schedules or other attachments to these exhibits not filed herewith shall be furnished to the Commission upon request.
†† Portions of these exhibits have been omitted pursuant to a request for confidential treatment.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

February 27, 2009

ON SEMICONDUCTOR CORPORATION

By: /s/ KEITH D. JACKSON

Name: Keith D. Jackson

Title: President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Titles	Date
/s/ KEITH D. JACKSON Keith D. Jackson	President, Chief Executive Officer and Director (Principal Executive Officer)	February 27, 2009
/s/ DONALD A. COLVIN Donald A. Colvin	Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)	February 27, 2009
* J. Daniel McCranie	Chairman of the Board of Directors	February 27, 2009
* Francis P. Barton	Director	February 27, 2009
* Curtis J. Crawford	Director	February 27, 2009
* Emmanuel T. Hernandez	Director	February 27, 2009
* Phillip D. Hester	Director	February 27, 2009
Daryl Ostrander	Director	
* Robert H. Smith	Director	February 27, 2009
*By: /s/ DONALD A. COLVIN Donald A. Colvin	Attorney in Fact	February 27, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of ON Semiconductor Corporation:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a) (1) present fairly, in all material respects, the financial position of ON Semiconductor Corporation and its subsidiaries at December 31, 2008 and December 31, 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a) (2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 5 to the consolidated financial statements, the Company changed the manner in which it accounts for uncertainty in income taxes in fiscal 2007.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management's Report on Internal Control over Financial Reporting appearing under Item 9A, management has excluded the AMIS and Catalyst businesses from its assessment of internal control over financial reporting as of December 31, 2008 because the AMIS and Catalyst businesses were acquired by the Company in purchase business combinations during 2008. We have also excluded the AMIS and Catalyst businesses from our audit of Internal Control over Financial Reporting. AMIS, a wholly-owned subsidiary, had total assets and total revenues representing approximately 30.5% and 22.3%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2008. Catalyst, a wholly-owned subsidiary, had total assets and total revenues representing approximately 4.3% and 0.4%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2008.

/s/ PricewaterhouseCoopers LLP

Phoenix, Arizona
February 26, 2009

ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(in millions, except share and per share data)

	December 31, 2008	December 31, 2007
Assets		
Cash and cash equivalents	$ 458.7	$ 274.6
Receivables, net	188.8	175.2
Inventories, net	335.5	220.5
Other current assets	55.5	68.3
Deferred income taxes	6.7	6.7
Total current assets	1,045.2	745.3
Property, plant and equipment, net	770.8	614.9
Goodwill	160.2	172.4
Intangible assets, net	333.4	57.5
Other assets	44.6	47.5
Total assets	$ 2,354.2	$ 1,637.6
Liabilities, Minority Interests and Stockholders' Equity		
Accounts payable	$ 178.2	$ 163.5
Accrued expenses	138.4	101.3
Income taxes payable	4.1	3.5
Accrued interest	1.3	1.4
Deferred income on sales to distributors	114.1	120.4
Current portion of long-term debt	107.9	30.8
Total current liabilities	544.0	420.9
Long-term debt	1,061.4	1,128.6
Other long-term liabilities	48.1	46.8
Deferred income taxes	4.7	6.9
Total liabilities	1,658.2	1,603.2
Commitments and contingencies (See Note 15)		
Minority interests in consolidated subsidiaries	17.3	18.5
Common stock ($0.01 par value, 750,000,000 shares authorized, 457,542,365 and 338,031,721 shares issued, 411,675,289 and 292,615,751 shares outstanding), respectively	4.6	3.4
Additional paid-in capital	2,517.3	1,419.6
Accumulated other comprehensive loss	(53.6)	(0.5)
Accumulated deficit	(1,431.5)	(1,051.4)
Less: treasury stock, at cost; 45,867,076 and 45,415,970 shares, respectively	(358.1)	(355.2)
Total stockholders' equity	678.7	15.9
Total liabilities, minority interests and stockholders' equity	$ 2,354.2	$ 1,637.6

See accompanying notes to consolidated financial statements.

ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS
(in millions, except per share data)

	Year Ended December 31,		
	2008	2007	2006
Revenues	$2,054.8	$1,566.2	$1,531.8
Cost of product revenues	1,309.3	975.7	942.8
Gross profit	745.5	590.5	589.0
Operating expenses:			
Research and development	233.9	133.0	101.2
Selling and marketing	134.4	94.6	91.0
General and administrative	122.4	82.7	86.7
In-process research and development	27.1	—	—
Amortization of acquisition-related intangible assets	22.9	—	—
Restructuring, asset impairments and other, net	26.2	3.0	(6.9)
Goodwill impairment	544.5	—	—
Total operating expenses	1,111.4	313.3	272.0
Operating income (loss)	(365.9)	277.2	317.0
Other income (expenses), net:			
Interest expense	(38.3)	(38.8)	(51.8)
Interest income	6.9	13.0	11.8
Other	(2.9)	—	0.5
Gain (loss) on debt prepayment	11.0	(0.1)	(1.3)
Other income (expenses), net	(23.3)	(25.9)	(40.8)
Income (loss) before income taxes and minority interests	(389.2)	251.3	276.2
Income tax (provision) benefit	9.4	(7.7)	(0.9)
Minority interests	(0.3)	(1.4)	(3.2)
Net Income (loss)	$ (380.1)	$ 242.2	$ 272.1
Net income (loss) per common share:			
Basic	$ (1.00)	$ 0.83	$ 0.85
Diltuted	$ (1.00)	$ 0.80	$ 0.80
Weighted average common shares outstanding:			
Basic	379.0	290.8	319.8
Diluted	379.0	301.2	342.1

See accompanying notes to consolidated financial statements.

ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
(in millions, except share data)

	Common Stock		Additional Paid - In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Treasury Stock		Total
	Number of Shares	At Par Value				Number of Shares	At Cost	
Balances at December 31, 2005	310,637,499	3.1	1,252.7	0.7	(1,556.8)	—	—	(300.3)
Issuance of common stock, net of issuance costs	11,160,265	0.1	76.0	—	—	—	—	76.1
Stock option exercises	4,332,861	0.1	14.4	—	—	—	—	14.5
Shares issued under the employee stock purchase plan	634,777	—	3.1	—	—	—	—	3.1
Repurchase of treasury stock	—	—	—	—	—	(40,415,970)	(300.0)	(300.0)
Stock compensation expense	—	—	10.2	—	—	—	—	10.2
Comprehensive income, net of tax:								
Net income	—	—	—	—	272.1	—	—	272.1
Other comprehensive income (loss), net of tax:								
Foreign currency translation adjustments	—	—	—	0.6	—	—	—	0.6
Effects of cash flow hedges	—	—	—	(0.9)	—	—	—	(0.9)
Other comprehensive income (loss), net of tax:	—	—	—	(0.3)	—	—	—	(0.3)
Comprehensive income	—	—	—	—	—	—	—	271.8
Adjustment to initially apply FASB Statements No. 158, net of tax	—	—	—	(0.8)	—	—	—	(0.8)
Balances at December 31, 2006	326,765,402	3.3	1,356.4	(0.4)	(1,284.7)	(40,415,970)	(300.0)	(225.4)
Impact of adoption of FIN 48 on Accumulated deficit on January 1, 2007	—	—	—	—	(8.9)	—	—	(8.9)
Stock option exercises	10,506,914	0.1	41.9	—	—	—	—	42.0
Shares issued under the employee stock purchase plan	641,802	—	4.8	—	—	—	—	4.8
Restricted stock units shares issued	117,603	—	—	—	—	—	—	—
Repurchase of treasury stock	—	—	—	—	—	(5,000,000)	(55.2)	(55.2)
Stock compensation expense	—	—	16.5	—	—	—	—	16.5
Comprehensive income, net of tax:								
Net income	—	—	—	—	242.2	—	—	242.2
Other comprehensive income (loss), net of tax:								
Foreign currency translation adjustments	—	—	—	2.0	—	—	—	2.0
Amortization of prior year service costs	—	—	—	0.3	—	—	—	0.3
Effects of cash flow hedges	—	—	—	(2.1)	—	—	—	(2.1)
Prior service cost from legal plan update	—	—	—	(0.3)	—	—	—	(0.3)
Other comprehensive income (loss), net of tax:				(0.1)				(0.1)
Comprehensive income	—	—	—	—	—	—	—	242.1
Balances at December 31, 2007	338,031,721	3.4	1,419.6	(0.5)	(1,051.4)	(45,415,970)	(355.2)	15.9
Issuance of Common Stock in connection with acquisition of AMIS Holdings, Inc.	103,191,540	1.0	927.6	—	—	—	—	928.6
Issuance of Common Stock in connection with acquisition of Catalyst Semiconductor, Inc.	10,949,597	0.1	116.6	—	—	—	—	116.7
Issuance of common stock, net of issuance costs	—	—	—	—	—	—	—	—
Stock option exercises	2,644,432	0.1	15.2	—	—	—	—	15.3
Shares issued under the employee stock purchase plan	1,163,631	—	5.1	—	—	—	—	5.1
Restricted stock units issued	1,561,444	—	—	—	—	—	—	—
Repurchase of treasury stock	—	—	—	—	—	(451,106)	(2.9)	(2.9)
Stock compensation expense	—	—	33.2	—	—	—	—	33.2
Comprehensive loss, net of tax:								
Net loss	—	—	—	—	(380.1)	—	—	(380.1)
Other comprehensive income (loss), net of tax:								
Foreign currency translation adjustments	—	—	—	(53.2)	—	—	—	(53.2)
Amortization of prior year service costs	—	—	—	0.2	—	—	—	0.2
Prior service cost from legal plan update				0.1	—	—	—	0.1
Effects of cash flow hedges	—	—	—	(0.2)	—	—	—	(0.2)
Other comprehensive loss, net of tax:				(53.1)				(53.1)
Comprehensive loss	—	—	—	—	—	—	—	(433.2)
Balances at December 31, 2008	$457,542,365	4.6	$2,517.3	(53.6)	$(1,431.5)	(45,867,076)	$(358.1)	$ 678.7

See accompanying notes to consolidated financial statements.

ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
(in millions)

	Year Ended December 31,		
	2008	2007	2006
Cash flows from operating activities:			
Net income (loss)	$(380.1)	$ 242.2	$ 272.1
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	142.1	92.8	81.4
Gain on sale and disposal of fixed assets	(7.1)	(9.1)	(5.8)
Gain on property insurance settlement	—	—	(5.7)
Proceeds from termination of interest rate swaps	—	0.3	—
Non-cash portion of (gain) loss on debt prepayment	(11.0)	0.1	1.3
Amortization of debt issuance costs and debt discount	4.0	4.1	2.8
Provision for excess inventories	19.8	6.7	18.7
Non-cash impairment charges	14.3	—	4.7
Non-cash write-off of in-process research and development	27.1	—	—
Non-cash stock compensation expense	33.2	16.5	10.2
Non-cash goodwill impairment	544.5	—	—
Deferred income taxes	(6.8)	3.2	3.5
Other	2.7	0.1	3.3
Changes in assets and liabilities (exclusive of the impact of acquisitons):			
Receivables	74.9	3.9	(19.6)
Inventories	40.0	(7.5)	(61.9)
Other assets	48.3	(51.4)	(15.0)
Accounts payable	(69.0)	28.5	5.0
Accrued expenses	(58.2)	(12.2)	27.7
Income taxes payable	0.1	0.3	(2.3)
Accrued interest	(0.1)	0.1	0.7
Deferred income on sales to distributors	(11.3)	(2.8)	26.1
Other long-term liabilities	(13.6)	1.3	2.6
Net cash provided by operating activities	393.8	317.1	349.8
Cash flows from investing activities:			
Purchases of property, plant and equipment	(95.0)	(140.7)	(199.0)
Deposits utilized (funds deposited) for purchases of property, plant and equipment	0.4	2.5	(1.2)
Purchases of held-to-maturity securities	—	—	(35.4)
Proceeds from sales of held-to-maturity securities	—	—	35.4
Proceeds from sales of available-for-sale securities	—	—	2.3
Proceeds from sales of property, plant and equipment	39.2	10.6	80.9
Purchases of businesses, net of cash acquired	183.1	(147.0)	—
Purchases of non-marketable securities	—	(1.5)	—
Proceeds from property insurance settlement	—	—	7.9
Purchase of intangible assets	—	—	(11.9)
Purchase of minority interest	—	—	(9.2)
Net cash provided by (used in) investing activities	127.7	(276.1)	(130.2)
Cash flows from financing activities:			
Proceeds from debt issuance	77.1	25.5	509.0
Proceeds from issuance of common stock under the employee stock purchase plan	5.1	4.8	3.1
Proceeds from exercise of stock options	15.3	42.0	14.4
Dividend to minority shareholder of consolidated subsidiary	(1.5)	(4.1)	(1.4)
Proceeds from issuance of common stock, net of issuance costs	—	—	76.1
Payment of capital lease obligation	(27.3)	(14.0)	(7.6)
Payment of debt issuance and amendment costs	—	(0.4)	(15.8)
Purchase of treasury stock	(2.9)	(55.2)	(300.0)
Repayment of long-term debt	(402.9)	(34.1)	(462.3)
Net cash used in financing activities	(337.1)	(35.5)	(184.5)
Effect of exchange rate changes on cash and cash equivalents	(0.3)	0.3	0.4
Net increase in cash and cash equivalents	184.1	5.8	35.5
Cash and cash equivalents, beginning of period	274.6	268.8	233.3
Cash and cash equivalents, end of period	$ 458.7	$ 274.6	$ 268.8

See accompanying notes to consolidated financial statements.

Note 1: Background and Basis of Presentation

ON Semiconductor Corporation, together with its wholly and majority-owned subsidiaries (the "Company"), is a global supplier of power, analog, digital signal processing, mixed-signal, advanced logic, data management semiconductors, memory and standard semiconductor components and is engaged in designing, manufacturing and marketing integrated circuits worldwide.

On August 4, 1999, the Company was recapitalized and certain related transactions were effected pursuant to an agreement among ON Semiconductor Corporation, its principal domestic operating subsidiary, Semiconductor Components Industries, LLC ("SCI LLC"), Motorola Inc. ("Motorola") and affiliates of Texas Pacific Group ("TPG"). Prior to its August 4, 1999 recapitalization (the "recapitalization"), the Company was a wholly-owned subsidiary of Motorola. Because TPG did not acquire substantially all of the Company's common stock, the basis of the Company's assets and liabilities for financial reporting purposes was not impacted by the recapitalization. During 2007, TPG sold all of its remaining shares of our common stock and ceased being our principal stockholder.

On March 17, 2008, the Company completed the purchase of AMIS Holdings, Inc., a Delaware corporation ("AMIS"), whereby AMIS became a wholly-owned subsidiary of the Company (see Note 5: "Acquisitions" for further discussion).

On October 10, 2008, the Company completed the purchase of Catalyst Semiconductor, Inc, a Delaware corporation ("Catalyst"), whereby Catalyst became a wholly-owned subsidiary of the Company (see Note 5: "Acquisitions" for further discussion).

Note 2: Liquidity

The Company's long-term debt is due at various times ranging from 2009 to 2026 depending on the debt instrument (see Note 8: "Long-Term Debt"). The Company's long-term debt agreements also include various covenants which the Company was in compliance with as of December 31, 2008 and expects to remain in compliance with any default covenants over the next twelve months. The Company's ability to service its long-term debt, to remain in compliance with the various covenants and restrictions contained in its financing agreements and to fund working capital, capital expenditures and business development efforts will depend on its ability to generate cash from operating activities which is subject to, among other things, its future operating performance as well as to general economic, financial, competitive, legislative, regulatory and other conditions, some of which may be beyond its control. Management believes that cash flows from operating activities coupled with existing cash balances will be adequate to fund the Company's operating and capital needs through at least December 31, 2009. This expectation considers the benefits of cost savings initiatives which have been announced and implemented. To the extent that results or events differ from the Company's financial projections or business plans, its liquidity may be adversely impacted.

Note 3: Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company, as well as its wholly-owned and majority-owned subsidiaries. Investments in companies that represent less than 20% of the related voting stock where the Company does not have the ability to exert significant influence are accounted for on the cost basis. All material intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Significant estimates have been used by management in conjunction with the measurement of valuation allowances relating to trade and tax receivables, inventories and deferred tax assets; reserves for customer incentives, warranties, restructuring charges, goodwill impairment charges and pension obligations; the fair values of stock options and of financial instruments (including derivative financial instruments); and future cash flows associated with long-lived assets. Actual results could differ from these estimates.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are maintained with reputable major financial institutions. If, due to current economic conditions, one or more of the financial institutions with which the Company maintains deposits fails, the Company's cash and cash equivalents may be at risk. Deposits with these banks may exceed the amount of insurance provided on such deposits; however, these deposits typically may be redeemed upon demand and, therefore, bear minimal risk.

Allowance for Doubtful Accounts

In the normal course of business, the Company provides unsecured credit terms to its customers. Accordingly, the Company maintains an allowance for doubtful accounts for possible losses on uncollectible accounts receivable. The Company routinely analyzes accounts receivable and considers history, customer creditworthiness, facts and circumstances specific to outstanding balances, current economic trends, and payment term changes when evaluating adequacy of the allowance for doubtful accounts. For uncollectible accounts receivable, the Company records a loss against the allowance for doubtful accounts only after exhaustive efforts have been made to collect and with management's approval. Generally, realized losses have been within the range of management's expectations.

Inventories

Inventories not related to an acquisition are stated at the lower of standard cost (which approximates actual cost on a first-in, first-out basis), or market. The Company records provisions for slow moving inventories based upon a regular analysis of inventory on hand compared to historical and projected end user demand. These provisions can influence results from operations. For example, when demand for a given part falls, all or a portion of the related inventory is reserved, impacting cost of revenues and gross profit. If demand recovers and the parts previously reserved are sold, a higher than normal margin will generally be recognized. General market conditions, as well as the Company's design activities can cause certain of its products to become obsolete.

Inventory obtained through the purchase of a business, such as the acquisitions of AMIS and Catalyst, are initially recorded using management estimates to determine the fair value of the inventory as of the acquisition date. The methodology involves stepping up the value of acquired finished goods and work-in-process from cost to expected sales value less variable costs to dispose. At each respective acquisition date, the total increase in inventory value related to recording it at fair value for the Catalyst acquisition, AMIS acquisition and acquisition of the voltage regulation and thermal monitoring products for the computing and applications business ("PTC Business") from Analog Devices, Inc. and its subsidiaries ("ADI") were $11.5 million, $72.8 million and $3.1 million, respectively. As this inventory is shipped to customers, it will significantly decrease the gross margin reported on those future sales until the inventory is completely sold. For the year ended December 31, 2008, approximately $70.7 million of the inventory step up has been recognized as expense in the statement of operations, as cost of revenues, since the inventory was shipped to the customer.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost and are depreciated over estimated useful lives of 30-50 years for buildings and 3-20 years for machinery and equipment using accelerated and straight-line methods. Expenditures for maintenance and repairs are charged to operations in the year in which the expense is incurred. When assets are retired or otherwise disposed of, the related costs and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations in the period realized.

The Company evaluates the recoverability of the carrying amount of its property, plant and equipment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. An impairment charge is recognized when the undiscounted expected cash flows derived from an asset are less than its carrying amount. Impairment losses are measured as the amount by which the carrying value of an asset exceeds its fair value and are recognized in operating results. Judgment is used when applying these impairment rules to determine the timing of the impairment test, the undiscounted cash flows used to assess impairments and the fair value of an impaired asset. The dynamic economic environment in which the Company operates and the resulting assumptions used to estimate future cash flows impact the outcome of these impairment tests.

Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of the net assets acquired in the Company's April 2000 acquisition of Cherry Semiconductor Corporation ("Cherry"), the Company's September 2006 acquisition of an additional interest in its investment in Leshan-Phoenix Semiconductor Company ("Leshan"), the Company's December 2007 acquisition of the PTC Business, the Company's March 2008 acquisition of AMIS and the Company's October 2008 acquisitions of Catalyst (see Note 5: "Acquisitions" for further discussion).

Under Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142") issued by the Financial Accounting Standards Board ("FASB"), goodwill is evaluated for potential impairment on an annual basis or whenever events or circumstances indicate that an impairment may have occurred. SFAS No. 142 requires that goodwill be tested for impairment using a two-step process. The first step of the goodwill impairment test, used to identify potential impairment, compares the estimated fair value of the reporting unit containing goodwill with the related carrying amount. If the estimated fair value of the reporting unit exceeds its carrying amount, the reporting unit's goodwill is not considered to be impaired and the second step of the impairment test is unnecessary. If the reporting unit's carrying amount exceeds its estimated fair value, the second step of the test must be performed to measure the amount of the goodwill impairment loss, if any. The second step of the test compares the implied fair value of the reporting unit's goodwill, determined in the same manner as the amount of goodwill recognized in a business combination, with the carrying amount of such goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The Company performs its annual impairment analysis as of the first day of the fourth quarter of each year. Adverse changes in operating results and/or unfavorable changes in economic factors used to estimate fair values could result in a non-cash impairment charge in the future under SFAS No. 142.

ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued

The Company has determined that its product families, which are components of its operating segments, constitute reporting units for purposes of allocating and testing goodwill under SFAS No. 142, because they are one level below the operating segments, they constitute individual business as defined in EITF No. 98-3, "Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business" and the Company's segment management regularly reviews the operating results of each product family. As of each acquisition date, all goodwill was assigned to the product families that were expected to benefit from the synergies of the respective acquisition. The amount of goodwill assigned to each reporting unit was the difference between the fair value of the reporting unit and the fair value of identifiable assets and liabilities allocated to the reporting unit as of the acquisition date. The Company determined the fair value of a reporting unit using the income approach, which is based on the present value of estimated future cash flows using management's assumptions and forecasts as of the acquisition date.

A reconciliation of the cost of the goodwill from each of the above transactions to the carrying value as of December 31, 2008 and December 31, 2007 for each reporting unit that contains goodwill, is as follows, in millions:

Acquisition	Operating Segment	Reporting Unit	December 31, 2008					
			Original Cost	Accumulated Amortization	Purchase Price Adjustments	Foreign Currency Translation Adjustment	Goodwill Impairment Charge	Carrying Value
Cherry acquisition:								
	Automotive & Power Regulation:							
		AC-DC Conversion	$ 36.2	$ (7.0)	$ —	$ —	$ (29.2)	$ —
		Analog Automotive	21.8	(4.2)	—	—	—	17.6
	Computing Products:							
		Power Switching	1.4	(0.3)	—	—	(1.1)	—
		Signal & Interface	29.1	(5.6)	—	—	—	23.5
	Digital & Consumer Products:							
		Low Voltage	7.2	(1.3)	—	—	(5.9)	—
Leshan additional interest:								
	Standard Products:							
		Small Signal	3.8	—	—	—	—	3.8
ADI PTC business acquisition								
	Computing Products:							
		Power Switching	91.3	—	0.7	—	(92.0)	—
AMIS acquisition:								
	Custom & Foundry Products:							
		Automotive & Industrial	416.9	—	(3.4)	(28.6)	(346.1)	38.8
		Medical	85.4	—	(0.2)	(5.5)	(59.9)	19.8
		Integrated Sensor Products	11.0	—	—	(0.7)	(10.3)	—
		Military/Aerospace Communications and High Voltage	45.9	—	(0.1)	(1.0)	—	44.8
Catalyst acquisition:								
	Standard Products:							
		Memory Products	11.2	—	0.7	—	—	11.9
			$761.2	$(18.4)	$(2.3)	$(35.8)	$(544.5)	$160.2

Acquisition	Operating Segment	Reporting Unit		December 31, 2007 Original Cost	Accumulated Amortization	Purchase Price Adjustments	Foreign Currency Translation Adjustment	Goodwill Impairment Charge	Carrying Value
Cherry acquisition:									
	Automotive & Power Regulation:								
		AC-DC Conversion	PG	$ 36.2	$ (7.0)	$—	$—	$—	$ 29.2
		Analog Automotive	PN	21.8	(4.2)	—	—	—	17.6
	Computing Products:								
		Power Switching	PQ	1.4	(0.3)	—	—	—	1.1
		Signal & Interface	PY	29.1	(5.6)	—	—	—	23.5
	Digital & Consumer Products:								
		Low Voltage	PI	7.2	(1.3)	—	—	—	5.9
Leshan additional interest:									
	Standard Products:								
		Small Signal	PD	3.8	—	—	—	—	3.8
ADI PTC business acquisition									
	Computing Products:								
		Power Switching	PQ	91.3	—	—	—	—	91.3
				$190.8	$(18.4)	$—	$—	$—	$172.4

While performing the first step of the goodwill impairment analysis as of the first day of the fourth quarter of 2008, the Company determined that goodwill associated with six of its reporting units that had goodwill appeared to be impaired as those reporting units' carrying values exceeded their fair values. The goodwill allocated to these six reporting units was primarily from the Company's December 31, 2007 acquisition of the PTC Business and the Company's March 17, 2008 acquisition of AMIS. The remaining reporting units whose goodwill was not impaired had declines in business outlook, although not significant enough to trigger impairment. Based upon the second step of the test, it was determined that the amount of impairment measured as the excess of the carrying value of the goodwill over the implied value for the six reporting units was $544.5 million. The Company recorded a $544.5 million charge on our statement of operations for the year ended December 31, 2008. The $544.5 million impairment charge resulted from a decline in operating results and a decline in the Company's business outlook for these reporting units, primarily due to the current macroeconomic environment. The Company used the income approach, based on estimated future cash flows, to perform the goodwill impairment test. These estimates include assumptions about future conditions such as future revenues, gross profits, operating expenses, and industry trends. The material assumptions used for the income approach were five years of projected net cash flows, a discount rate of 14.5% and a long-term growth rate of 3%. The Company considered historical rates and current market conditions when determining the discount and growth rates to use in its analyses.

The Company recorded no goodwill impairment charges in 2007 or 2006.

Intangible Assets

Intangible assets consist of values assigned to intellectual property, assembled workforce, customer relationships, non-compete agreements, patents, developed technology and trademarks resulting from the May 2006 purchase of LSI Logic Corporation's ("LSI") Gresham, Oregon wafer fabrication facility, the December 2007 purchase of ADI's PTC Business, the March 2008 purchase of AMIS and the October 2008 purchase of Catalyst (see Note 5: "Acquisitions" for further discussion). These are stated at cost less accumulated amortization and are amortized over their economic useful life ranging from 2 to 18 years using the straight-line method and are reviewed for impairment when facts or circumstances suggest that the carrying value of these assets may not be recoverable.

Intangible assets, net were as follows as of December 31, 2008 and December 31, 2007 (in millions):

	December 31, 2008				
	Original Cost	Accumulated Amortization	Foreign Currency Translation Adjustment	Carrying Value	Useful Life (in Years)
Intellectual property	$ 13.9	$ (3.4)	$ —	$ 10.5	5-12
Assembled workforce	6.7	(3.5)	—	3.2	5
Customer relationships	241.3	(14.7)	(16.0)	210.6	5-18
Non-compete agreements	0.5	(0.1)	—	0.4	1-3
Patents	16.7	(1.4)	—	15.3	12
Developed technology	87.1	(5.2)	—	81.9	5-12
Trademarks	11.0	(0.4)	—	10.6	15
Acqired software	1.0	(0.1)		0.9	2
Total intangibles	$378.2	$(28.8)	$(16.0)	$333.4	

	December 31, 2007				
	Original Cost	Accumulated Amortization	Foreign Currency Translation Adjustment	Carrying Value	Useful Life (in Years)
Intellectual property	$13.9	$(1.7)	$—	$12.2	5-12
Assembled workforce	6.7	(2.2)	—	4.5	5
Customer relationships	23.7	—	—	23.7	5
Non-compete agreements	0.4	—	—	0.4	3
Patents	16.7	—	—	16.7	12
Total intangibles	$61.4	$(3.9)	$—	$57.5	

The Company evaluates the recoverability of the carrying amount of its intangible assets whenever events or changes in circumstances indicate that the carrying amount of the intangible asset may not be recoverable. Impairment is assessed when the undiscounted expected cash flows derived for an asset are less than its carrying amount. Impairment losses are measured as the amount by which the carrying value of an asset exceeds its fair value and are recognized in operating results. The Company continually applies its best judgment when applying these impairment rules to determine the timing of the impairment test, the undiscounted cash flows used to assess impairments and the fair value of an impaired asset. Despite a decline in the Company's business outlook, primarily due to the macroeconomic environment, during the fourth quarter of 2008 the Company determined that the carrying amounts of its intangible assets were recoverable as of December 31, 2008.

Amortization expense for intangible assets amounted to $24.9 million for the year ended December 31, 2008, of which $2.4 million was included in cost of revenues. For the year ended December 31, 2007, amortization expense for intangible assets amounted to $2.4 million all of which was included in cost of revenues. Amortization expense for intangible assets is expected to be as follows over the next five years, and thereafter (in millions):

	Intellectual Property	Assembled Workforce	Customer Relationships Assets	Non-compete Agreements	Patents	Developed Technology	Trademarks	Software	Total
2009	$ 1.7	$1.3	$ 19.0	$0.2	$ 1.4	$ 7.7	$ 0.8	$0.5	$ 32.6
2010	1.7	1.3	19.0	0.2	1.4	7.7	0.8	0.4	32.5
2011	1.7	0.6	19.0		1.4	7.7	0.8		31.2
2012	1.7		19.0	—	1.4	7.7	0.8		30.6
2013	1.7	—	19.0	—	1.4	7.7	0.8		30.6
Thereafter	2.0	—	115.6	—	8.3	43.4	6.6		175.9
Total estimated amortization expense	$10.5	$3.2	$210.6	$0.4	$15.3	$81.9	$10.6	$0.9	$333.4

Debt Issuance Costs

Debt issuance costs are capitalized and amortized over the term of the underlying agreements using the effective interest method. Upon prepayment of debt, the related unamortized debt issuance costs are charged to expense (see Note 8: "Long-Term Debt — Gain (Loss) on Debt Prepayment"). Amortization of debt issuance costs is included in interest expense while the unamortized balance is included in other assets. Capitalized debt issuance costs totaled $14.1 million and $18.9 million at December 31, 2008 and 2007, respectively.

Revenue Recognition

The Company generates revenue from sales of its semiconductor products to original equipment manufacturers, electronic manufacturing service providers and distributors. The Company also generates revenue, although to a much lesser extent, from manufacturing services provided to customers. The Company recognizes revenue on sales to original equipment manufacturers and electronic manufacturing service providers and sales of manufacturing services net of provisions for related sales returns and allowances when persuasive evidence of an arrangement exists, title and risk of loss pass to the customer (which is generally upon shipment), the price is fixed or determinable and collectability is reasonably assured. Title to products sold to distributors typically passes at the time of shipment by the Company so the Company records accounts receivable for the amount of the transaction, reduces its inventory for the products shipped and defers the related margin in its consolidated balance sheet. The Company recognizes the related revenue and cost of revenues when it is informed by the distributor that they have resold the products to the end user. As a result of the Company's inability to reliably estimate up front the effects of the returns and allowances with these distributors, the Company defers the related revenue and margin on sales to distributors. Although payment terms vary, most distributor agreements require payment within 30 days.

Taxes assessed by government authorities on revenue-producing transactions, including value added and excise taxes, are presented on a net basis (excluded from revenues) in the statement of operations.

Sales returns and allowances are estimated based on historical experience. The Company's original equipment manufacturer customers do not have the right to return products other than pursuant to the provisions of the Company's standard warranty. Sales to distributors, however, are typically made pursuant to agreements that provide return rights with respect to discontinued or slow-moving products. Under the Company's general agreements, distributors are allowed to return any product that has been removed from the price book. In addition, agreements with distributors typically contain standard stock rotation provisions permitting limited levels of product returns. However, since the Company defers recognition of revenue and gross profit on sales to distributors until the distributor resells the product, due to the inability to reliably estimate up front the effect of the returns and allowances with these distributors, sales returns and allowances have minimal impact on the results of operations. Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related revenues are recognized, and are netted against revenues. Given that revenues consist of a high volume of relatively similar products, actual returns and allowances and warranty claims have not traditionally fluctuated significantly from period to period, and returns and allowances and warranty provisions have historically been reasonably accurate.

The Company generally warrants that products sold to its customers will, at the time of shipment, be free from defects in workmanship and materials and conform to approved specifications. The Company's standard warranty extends for a period that is the greater of (i) three years from the date of shipment or (ii) the period of time specified in the customer's standard warranty (provided that the customer's standard warranty is stated in writing and extended to purchasers at no additional charge). At the time revenue is recognized, the Company establishes an accrual for estimated warranty expenses associated with its sales, recorded as a component of cost of revenues. In addition, the Company also offers cash discounts to customers for payments received within an agreed upon time, generally 10 days after shipment. The Company accrues reserves for cash discounts as a reduction to accounts receivable and a reduction to revenues, based on experience with each customer.

Freight and handling costs are included in cost of revenues and are recognized as period expense during the period in which they are incurred.

Research and Development Costs

Research and development costs are expensed as incurred.

Stock-Based Compensation

Share-based compensation cost is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite service period. As of December 31, 2008, the Company had no unvested awards with market conditions, although it did have outstanding awards with performance, time and service based vesting provisions. See Note 11: "Employee Stock Benefit Plans" for further discussion.

Income Taxes

Income taxes are accounted for using the asset and liability method. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for those deferred tax assets for which management cannot conclude that it is more likely than not that such deferred taxes will be realized.

In determining the amount of the valuation allowance, estimated future taxable incomes, as well as feasible tax planning strategies in each taxing jurisdiction are considered. If all or a portion of the remaining deferred tax assets will not be realized, the valuation allowance will be increased with a charge to income tax expense. Conversely, if the Company will ultimately be able to utilize all or a portion of the deferred tax assets for which a valuation allowance has been provided, the related portion of the valuation allowance will be released to income as a credit to income tax expense.

The calculation of tax liabilities involves dealing with uncertainties in the application of complex global tax regulations. The Company recognizes potential liabilities for anticipated tax audit issues in the United States and other tax jurisdictions based on its estimate of whether, and the extent to which, additional taxes will be due. If payment of these liabilities ultimately proves to be unnecessary, the reversal of the liabilities would result in tax benefits being recognized in the period when the Company determines the liabilities are no longer necessary. Additionally, the Company reviews the collectability of its tax receivables due from various jurisdictions and when recovery is uncertain, the Company reserves amounts deemed to be uncollectible. If the receipts of these amounts occur or are assured, the reversal of the reserves previously established would result in a tax benefit in the period.

See Note 4: "Accounting Changes" for discussion relating to the Company's adoption of FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes"

Foreign Currencies

Most of the Company's foreign subsidiaries conduct business primarily in U.S. dollars and as a result, utilize the dollar as their functional currency. For the translation of financial statements of these subsidiaries, assets and liabilities in foreign currencies that are receivable or payable in cash are translated at current exchange rates while inventories and other non-monetary assets in foreign currencies are translated at historical rates. Gains and losses resulting from the translation of such financial statements are included in the operating results, as are gains and losses incurred on foreign currency transactions.

The Company's remaining foreign subsidiaries utilize the local currency as their functional currency. The assets and liabilities of these subsidiaries are translated at current exchange rates while revenues and expenses are translated at the average rates in effect for the period. The related translation gains and losses are included in accumulated other comprehensive loss within stockholders' equity.

Defined Benefit Plans

The Company maintains pension plans covering certain of its employees. For financial reporting purposes, net periodic pension costs are calculated based upon a number of actuarial assumptions, including a discount rate for plan obligations, assumed rate of return on pension plan assets and assumed rate of compensation increases for plan employees. All of these assumptions are based upon management's judgment and consultation with an actuary, considering all known trends and uncertainties. See Note 12: "Employee Benefit Plans" for the effects of the adoption of SFAS No. 158 "Employer's Accounting for Defined Benefit Pension and Other Plans."

Asset Retirement Obligations

The Company recognizes asset retirement obligations ("AROs") when incurred, with the initial measurement at fair value. These liabilities are accreted to full value over time through charges to income. In addition, asset retirement costs are capitalized as part of the related asset's carrying value and are depreciated over the asset's respective useful life. The weighted average discount rate used to determine the liability as of December 31, 2008 was 5.2%. The Company's AROs consist primarily of estimated decontamination costs associated with manufacturing equipment and buildings resulting from the Company's adoption of FIN No. 47 "Accounting for Conditional Asset Retirement Obligations" in 2005 ("FIN No. 47").

Contingencies

The Company is involved in a variety of legal matters that arise in the normal course of business. Based on information available, management evaluates the relevant range and likelihood of potential outcomes. In accordance with SFAS No. 5, "Accounting for Contingencies," management records the appropriate liability when the amount is deemed probable and reasonably estimable.

Fair Value Measurement

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements ("SFAS No. 157")." SFAS No. 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and expands on required disclosures about fair value measurement. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and is applied prospectively. In February 2008, the FASB issued FASB Staff Position No. 157-2, "Effective Date of FASB Statement No. 157" ("FSP 157-2"), which delays the effective date of SFAS No. 157 for all nonrecurring fair value measurements of nonfinancial assets and nonfinancial liabilities until fiscal years beginning after November 15, 2008. FSP 157-2 is effective upon issuance. Therefore, as of January 1, 2008, the Company adopted the provisions of SFAS No. 157 with respect to its financial assets and liabilities only. SFAS No. 157 defines fair value under generally accepted accounting principles. Fair value is defined under SFAS No. 157 as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under SFAS No. 157 must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value, as follows:

- Level 1 — Quoted prices in active markets for identical assets or liabilities.
- Level 2 — Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The adoption of SFAS No. 157, excluding those non-financial assets and non-financial liabilities exempted by FSP 157-2, had no material impact to the Company's consolidated balance sheet and statement of operations.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115 ("SFAS No. 159")." SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected to be reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007 and will be applied prospectively, although earlier adoption is permitted. As of January 1, 2008, the Company elected not to measure certain financial instruments and certain other items within the scope of SFAS No. 159 at fair value.

Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), "Business Combinations" ("SFAS 141(R)"). SFAS 141(R) establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, liabilities assumed, and any noncontrolling interests in the acquiree, as well as the goodwill acquired. Significant changes from current practice resulting from SFAS 141(R) include the expansion of the definitions of a "business" and a "business combination." For all business combinations (whether partial, full or step acquisitions), the acquirer will record 100% of all assets and liabilities of the acquired business, including goodwill, generally at their fair values; contingent consideration will be recognized at its fair value on the acquisition date and, for certain arrangements, changes in fair value will be recognized in earnings until settlement; and acquisition-related transaction and restructuring costs will be expensed rather than treated as part of the cost of the acquisition. SFAS 141(R) also establishes disclosure requirements to enable users to evaluate the nature and financial effects of the business combination. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is not permitted. The Company's adoption of SFAS 141(R) is not expected to impact its consolidated financial statements, however for any further business combinations the guidance provided will be followed.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51" ("SFAS 160"). SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent's equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. SFAS 160 clarifies that changes in a parent's ownership interest in a subsidiary that does not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company has determined that the adoption of SFAS 160 on January 1, 2009 will have a significant impact on the Company's financial position as equity will increase by approximately $17.3 million as the recognition of a noncontrolling interest (minority interest) will be recognized as equity in the consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS 161"). SFAS 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. The provisions of SFAS 161 are effective for any quarter ending after February 28, 2009. The Company's adoption of SFAS 161 is not expected to impact its consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162 "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS 162"). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States. The provisions of SFAS 162 are effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, *The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles*. The Company's adoption of SFAS 162 is not expected to impact its consolidated financial statements.

In May 2008, the FASB issued FASB Staff Position No. APB 14-1 ("FSP"). The FSP specifies that issuers of convertible debt instruments that permit or require the issuer to pay cash upon conversion should separately account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. The Company will need to apply the guidance retrospectively to all past periods presented, even to instruments that have matured, converted, or otherwise been extinguished as of the effective date. The FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company has determined that the adoption of APB 14-1 on January 1, 2009 will have a material impact on the results of operations due to higher non-cash interest expense and will initially improve the Company's reported financial position as equity will increase by approximately $134.1 million and debt will decrease by approximately $134.1 million on the Company's zero coupon convertible senior subordinated notes due 2024, the 1.875% convertible senior subordinated notes due 2025 and the 2.625% convertible senior subordinated notes due 2026. Additionally, the Company's estimated non-cash interest expense will be approximately $34.7 million during 2009.

In June 2008, the Emerging Issues Task Force ("EITF") issued Issue No. 07-05, "Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity's Own Stock" ("Issue 07-05"). Issue No. 07-05 addresses the determination of whether an instrument (or an embedded feature) is indexed to an entity's own stock, if an instrument (or an embedded feature) that has the characteristics of a derivative instrument is indexed to an entity's own stock, it is still necessary to evaluate whether it is classified in stockholders' equity (or would be classified in stockholders' equity if it were a freestanding instrument). In addition, for some instruments that are potentially subject to the guidance in EITF Issue No. 00-19 "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock" but do not have all the characteristics of a derivative instrument under paragraphs 6 through 9, it is still necessary to evaluate whether it is classified in stockholders' equity. It is effective for financial statements issued for fiscal years beginning after December 15, 2008. The Company's adoption of Issue 07-05 is not expected to impact its consolidated financial statements.

In December 2008, the FASB issued FASB Staff Position ("FSP") No. FAS 140-4 and FASB Interpretation No. ("FIN") 46(R)-8, "Disclosures about Transfers of Financial Assets and Interests in Variable Interest Entities" ("FSP No. FAS 140-4 and FIN 46(R)-8"). This FSP amends SFAS No. 140, "Transfer of Financial Assets and Extinguishments of Liabilities" and FIN 46 R, "Consolidation of Variable Interest Entities" and requires enhanced disclosures by public entities (enterprises) about transfers of financial assets and interests in variable interest entities. The additional disclosures provide greater transparency about a transferor's continuing involvement with transferred financial assets and an enterprise's involvement with variable interest entities. The FSP is effective for the first reporting period ending after December 15, 2008. The Company does not expect the adoption of FSP No. FAS 140-and FIN 46(R)-8 to materially impact its results of operations or financial condition.

In December 2008, the FASB issued FSP FAS 132 (R)-1, "Employers' Disclosures about Post-retirement Benefit Plan Assets," which amends SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." This FSP provides guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan. The objectives of these disclosures are to provide users of financial statements with an understanding of:

a. how investment allocation decisions are made, including the factors that are pertinent to an understanding of investment policies and strategies;

b. the major categories of plan assets;

c. the inputs and valuation techniques used to measure the fair value of plan assets;

d. the effect of fair value measurements using significant unobservable inputs (Level 3) on changes in plan assets for the period; and

e. significant concentrations of risk within plan assets.

The disclosures about plan assets required by this FSP shall be provided for fiscal years ending after December 15, 2009. We are currently evaluating the impact of adopting this new standard.

Note 4: Accounting Changes

Estimated Useful Life

During the quarter ended June 30, 2006, the Company commissioned a study of the manufacturing equipment at its worldwide locations, which included an assessment of the estimated useful lives of those assets. The results of the study supported an estimated useful life of 10 years. Management, factoring in the results of this study, revised the estimated useful lives of its manufacturing equipment for depreciation purposes to 10 years as of the beginning of the second quarter of 2006. The effect of this change was a decrease in depreciation expense by $6.4 million in 2008, $9.8 million in 2007 and $20.2 million in 2006, an increase in net income by $6.4 million, $9.8 million and $20.2 million and an increase to both basic and diluted net income per share by $0.02, $0.03 and $0.06 for the years ended December 31, 2008, December 31, 2007 and December 31, 2006, respectively.

Funded Status of Employee Benefit Plans

See Note 12: "Employee Benefit Plans" for the effects of the adoption of SFAS No. 158 "Employer's Accounting for Defined Benefit Pension and Other Retirement Plans."

Adoption of FASB Interpretation No. 48 Accounting for Uncertainty in Income Taxes

See Note 9: Income Taxes for further discussion of the adoption of FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes."

Note 5: Acquisitions

Acquisition of Catalyst Semiconductor, Inc.

On October 10, 2008, the Company completed the purchase of Catalyst, whereby Catalyst became a wholly-owned subsidiary of the Company. At the effective time of the merger, each issued and outstanding share of common stock of Catalyst was converted into 0.706 shares of the Company's common stock, which resulted in the issuance of approximately 10.9 million shares of the Company's common stock which had an approximate value of $97.2 million, based on the price of the Company's common stock when the merger was announced on July 16, 2008. Catalyst is primarily engaged in designing, developing and marketing a broad line of reprogrammable non-volatile memory products and analog/mixed-signal semiconductor products worldwide. Catalyst products are used by manufacturers of electronic products in a wide range of consumer, computing, communications, industrial and automotive applications. Catalyst results of operations have been included in the consolidated financial statements since the date of the acquisition.

The aggregate purchase price of approximately $120.1 million included the issuance of approximately 11.0 million shares of common stock valued at approximately $97.2 million and estimated direct transaction costs of approximately $3.4 million. The value of the approximately 11.0 million common shares that were issued to Catalyst shareholders was determined based on approximately 15.5 million shares of Catalyst common stock outstanding on October 10, 2008 and the exchange ratio of 0.706 shares of the Company's common stock for each Catalyst share, at a value of $8.88 per share, the average closing price of the Company's shares of common stock for the two days prior to the day of, and two days subsequent to the public announcement of the merger on July 16, 2008. Catalyst stock options, restricted stock and warrants were exchanged for stock options, restricted stock and warrants of the Company and the exercise price per share was adjusted for the 0.706 exchange ratio. Vested stock options, restricted stock and warrants issued by the Company in exchange for options and restricted stock held by employees and directors of Catalyst and warrants held by non-employees of Catalyst are considered part of the purchase price. Accordingly, the purchase price includes an estimated fair value of stock options and restricted stock and warrants of approximately $23.2 million. The purchase price excludes the estimated fair value of unvested stock options and restricted stock, of approximately $3.7 million, which will be amortized to compensation expense over the remaining vesting period of each award, subsequent to October 10, 2008.

The fair value of the Company's options that were issued in exchange for Catalyst options were estimated by using the Black-Scholes option pricing model with market assumptions. Option pricing models require the use of highly subjective market assumptions, including expected stock price volatility, which if changed can materially affect fair value estimates. The more significant assumptions used in estimating the fair value include volatility of 51.9%, an expected life of 5.2 years based on the age of the original award, a dividend rate of zero and a risk-free interest rate of 2.92%.

The warrants that were issued by the Company in exchange for Catalyst warrants are to purchase approximately 53,000 shares of the Company's common stock at an exercise price of $8.88 per share. The warrants expire on July 31, 2009 and are held by Sutter Securities. Pursuant to the terms of the warrants, upon the completion of the merger the warrants were converted into warrants to purchase the number of shares of the Company's common stock that would have been deliverable to the holder had such warrants been exercised immediately prior to the merger, and continue to remain outstanding on terms substantially identical to those in effect immediately prior to the merger.

The following table presents the allocation of the purchase price of Catalyst, including professional fees and other related acquisition costs, to the assets acquired based on their estimated fair values (in millions):

Cash and cash equivalents	$ 24.9
Receivables, net	11.2
Inventory	29.5
Other current assets	0.6
Property, plant and equipment	17.1
Goodwill	11.2
Intangible assets	29.2
In-process research and development	9.4
Total assets acquired	133.1
Accounts payable	(9.5)
Other current liabilities	(3.3)
Long-term accrued liabilities	(0.2)
Total liabilities assumed	(13.0)
Net assets acquired	$120.1

Of the $38.6 million of acquired intangible assets, $9.4 million was assigned to in-process research and development ("IPRD") assets that were written off at the date of the acquisition in accordance with FASB Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method." The value assigned to IPRD was determined by considering the importance of products under development to the overall development plan, estimating costs to develop the purchased IPRD into commercially viable products, estimating the resulting net cash flows from the projects when completed and discounting the net cash flows to their present value. The fair value of IPRD was determined using the income approach. The income approach recognizes that the current value of an asset or liability is premised on the expected receipt or payment of future economic benefits generated over its remaining life. A discount rate of 15% was used in the present value calculations, and was derived from a weighted-average cost of capital analysis, adjusted to reflect additional risks inherent in the acquired research and development operations.

The remaining $29.2 million of acquired intangible assets have a weighted-average useful life of approximately 1 to 18 years. The intangible assets that make up that amount include: trademarks of $2.3 million (15-year weighted average useful life), customer relationships of $18.6 million (18-year weighted-average useful life), developed technology of $7.0 million (5 to 7-year weighted-average useful life), Software $1.1 million (2-year weighted-average useful life) and $0.2 million non-compete agreements (1-year weighted-average useful life).

Of the total purchase price paid of $120.1 million, approximately $11.2 million has been allocated to goodwill. Goodwill represents the excess of the purchase price of an acquired business over the fair value of the underlying net tangible and intangible assets. Among the factors that contributed to a purchase price in excess of the fair value of the net tangible and intangible assets was the acquisition of an assembled workforce of experienced semiconductor engineers. The Company expects these experienced engineers to provide the capability of developing and integrating advanced technology into next generation products. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill will not be amortized but instead will be tested for impairment at least annually (more frequently if certain indicators are present). In the event that management determines that the value of goodwill has become impaired, the Company will incur an accounting charge for the amount of impairment during the fiscal quarter in which the determination is made. The $11.2 million of goodwill was assigned to the standard products segment, none of which is expected to be deductible for tax purposes.

The initial allocation of the purchase price is based on management estimates and assumptions, and other information compiled by management, which utilized established valuation techniques appropriate for the high-technology industry, which were either the income approach, cost approach or market approach, depending upon which was the most appropriate based on the nature and reliability of the data available. The cost approach takes into account the cost to replace (or reproduce) the asset and the effect on the asset's value of physical, functional and/or economic obsolescence that has occurred with respect to the asset. The market approach is a technique used to estimate value from an analysis of actual transactions or offerings for economically comparable assets available as of the valuation date.

The allocation of the purchase price includes $1.0 million of accrued expenses for estimated costs to exit certain activities of Catalyst, which were for employee separation costs. The $1.0 million of employee separation costs includes $1.0 million to involuntarily terminate 3 employees performing overlapping or duplicative functions throughout Catalyst. During the year ended December 31, 2008, the Company recorded adjustments of $0.6 million, to increase the employee separation costs accrual. As of December 31, 2008, management of the Company had not finalized all exit plans related to the Catalyst acquisition and expects to finalize the plans within the first year after the acquisition date, which will result in adjustments to the allocation of the acquisition of the purchase price that may impact accrued liabilities and goodwill.

The following is a rollforward of the accrued liabilities for estimated costs to exit certain activities of Catalyst from the date of acquisition through December 31, 2008:

	Initial Balance	Adjustments	Usage	Balance at End of Period
Estimated employee separation costs:				
Acqusiton date through December 31, 2008	$1.0	$0.6	$(0.4)	$ 1.2

The following unaudited pro forma consolidated results of operations for the year ended December 31, 2008 and 2007 have been prepared as if the acquisition of Catalyst had occurred January 1, 2008 and January 1, 2007, respectively for each period (in millions, except per share data):

	Year Ended	
	December 31, 2008	December 31, 2007
Net revenues	$2,111.3	$1,546.1
Net income (loss)	$ (379.2)	$ 243.0
Net income (loss) per common share — Basic	$ (0.97)	$ 0.81
Net income (loss) per common share — Diluted	$ (0.97)	$ 0.78

The pro forma consolidated results of operations does not purport to be indicative of the results obtained if the above acquisition had actually occurred as of the dates indicated, or of those results that may be obtained in the future. The pro forma consolidated results of operations include adjustments to net income to give effect to: depreciation of property, plant and equipment acquired; amortization of intangible assets acquired; and stock compensation expense for stock options and restricted stock units of Catalyst that were exchanged for stock options and restricted stock units of the Company. This pro forma consolidated results of operations was derived, in part, from the historical consolidated financial statements of Catalyst and other available information and assumptions believed to be reasonable under the circumstances.

Acquisition of AMIS Holdings, Inc.

On March 17, 2008, the Company completed the purchase of AMIS, whereby AMIS became a wholly-owned subsidiary of the Company. At the effective time of the merger, each issued and outstanding share of common stock of AMIS was converted into 1.15 shares of the Company's common stock, which resulted in the issuance of approximately 103.2 million shares of the Company's Common Stock which had an approximate value of $897.4 million, based on the price of the Company's common stock when the merger was announced on December 13, 2007. AMIS is primarily engaged in designing, manufacturing and marketing integrated circuits worldwide. AMIS's results of operations have been included in the consolidated financial statements since the date of the acquisition. The Company believes the combination will enhance shareholder value by (1) accelerating its transformation from a discrete supplier to a key supplier with scale: (2) strengthening its end-market presence, facilitating its entry into new markets and deepening customer relationships: (3) obtaining significant scale and cash flow generation: and (4) achieving cost savings by leveraging its operational expertise and accelerating the ramp of activity in its Gresham, Oregon wafer fabrication facility.

The aggregate purchase price of approximately $939.7 million included the issuance of approximately 103.2 million shares of common stock valued at approximately $897.4 million and estimated direct transaction costs of approximately $11.1 million. The value of the approximately 103.2 million common shares that were issued to AMIS shareholders was determined based on approximately 89.7 million shares of AMIS common stock outstanding on March 17, 2008 and the exchange ratio of 1.15 shares of the Company's common stock for each AMIS share, at a value of $8.70 per share, the average closing price of the Company's shares of common stock for the two days prior to day of, and two days subsequent to the public announcement of the merger on December 13, 2007. AMIS stock options, restricted stock and warrants were exchanged for stock options, restricted stock and warrants of the Company and the exercise price per share was adjusted for the 1.15 exchange ratio. Vested stock options, restricted stock and warrants issued by the Company in exchange for options and restricted stock held by employees and directors of AMIS and warrants held by non-employees of AMIS are considered part of the purchase price. Accordingly, the purchase price includes an estimated fair value of stock options and restricted stock and warrants of approximately $38.5 million. The purchase price excludes the estimated fair value of unvested stock options and restricted stock, of approximately $7.3 million, which will be amortized to compensation expense over the remaining vesting period of each award, subsequent to March 17, 2008.

The fair value of the Company's options that were issued in exchange for AMIS options were estimated by using the Black-Scholes option pricing model with market assumptions. Option pricing models require the use of highly subjective market assumptions, including expected stock price volatility, which if changed can materially affect fair value estimates. The more significant assumptions used in estimating the fair value include volatility of 49.9%, an expected life of 4.2 years based on the age of the original award, a dividend rate of zero and a risk-free interest rate of 3.15%.

The warrants that were issued by the Company in exchange for AMIS warrants are to purchase approximately 5.3 million shares of the Company's common stock at an exercise price of $19.41 per share. The warrants expire on December 31, 2010 and are held by a subsidiary of Nippon Mining Holdings, Inc. Pursuant to the terms of the warrants, upon the completion of the merger the warrants were converted into warrants to purchase the number of shares of the Company's common stock that would have been deliverable to the holder had such warrants been exercised immediately prior to the merger, and continue to remain outstanding on terms substantially identical to those in effect immediately prior to the merger.

The following table presents the allocation of the purchase price of AMIS, including professional fees and other related acquisition costs, to the assets acquired based on their estimated fair values (in millions):

Cash and cash equivalents	$ 172.7
Receivables, net	83.2
Inventory	149.9
Other current assets	27.8
Property, plant and equipment	111.9
Goodwill	559.2
Intangible assets	287.8
In-process research and development	17.7
Other assets	13.6
Total assets acquired	1,423.8
Amounts payable to banks and long-term debt due within one year	(316.0)
Other current liabilities	(153.9)
Long-term accrued liabilities	(14.2)
Total liabilities assumed	(484.1)
Net assets acquired	$ 939.7

Of the $305.5 million of acquired intangible assets, $17.7 million was assigned to in-process research and development ("IPRD") assets that were written off at the date of the acquisition in accordance with FASB Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the

Purchase Method." The value assigned to IPRD was determined by considering the importance of products under development to the overall development plan, estimating costs to develop the purchased IPRD into commercially viable products, estimating the resulting net cash flows from the projects when completed and discounting the net cash flows to their present value. The fair value of IPRD was determined using the income approach. The income approach recognizes that the current value of an asset or liability is premised on the expected receipt or payment of future economic benefits generated over its remaining life. A discount rate of 12% was used in the present value calculations, and was derived from a weighted-average cost of capital analysis, adjusted to reflect additional risks inherent in the acquired research and development operations.

The remaining $287.8 million of acquired intangible assets have a weighted-average useful life of approximately 14 years. The intangible assets that make up that amount include: trademarks of $8.7 million (15-year weighted-average useful life), customer relationships of $199.0 million (15-year weighted-average useful life), and developed technology of $80.1 million (12-year weighted-average useful life).

Of the total purchase price paid of $939.7 million, approximately $559.2 million has been allocated to goodwill. Goodwill represents the excess of the purchase price of an acquired business over the fair value of the underlying net tangible and intangible assets. Among the factors that contributed to a purchase price in excess of the fair value of the net tangible and intangible assets was the acquisition of an assembled workforce of experienced semiconductor engineers. The Company expects these experienced engineers to provide the capability of developing and integrating advanced technology into next generation products. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill will not be amortized but instead will be tested for impairment at least annually (more frequently if certain indicators are present). In the event that management determines that the value of goodwill has become impaired, the Company will incur an accounting charge for the amount of impairment during the fiscal quarter in which the determination is made. The $559.2 million of goodwill was assigned to the custom products and manufacturing services segment, none of which is expected to be deductible for tax purposes. See Note 3: "Significant Accounting Policies — Goodwill" for further discussion of goodwill relating to the AMIS acquisition.

The $316.0 million of amounts payable to banks and long-term debt due within one year includes $276.7 million outstanding on AMIS's senior secured term loan which required repayment upon merger or acquisition. The entire amount outstanding on the senior secured term loan as of the acquisition date was repaid by the Company prior to March 28, 2008.

The initial allocation of the purchase price is based on management estimates and assumptions, and other information compiled by management, which utilized established valuation techniques appropriate for the high-technology industry, which were either the income approach, cost approach or market approach, depending upon which was the most appropriate based on the nature and reliability of the data available. The cost approach takes into account the cost to replace (or reproduce) the asset and the effect on the asset's value of physical, functional and/or economic obsolescence that has occurred with respect to the asset. The market approach is a technique used to estimate value from an analysis of actual transactions or offerings for economically comparable assets available as of the valuation date.

The allocation of the purchase price includes $27.6 million of accrued liabilities for estimated costs to exit certain activities of AMIS, including $13.2 million of employee separation costs and $14.4 million of exit costs. The $13.2 million of employee separation costs includes $10.0 million to involuntarily terminate or relocate approximately 90 employees performing overlapping or duplicative functions throughout AMIS and also $3.2 million to involuntarily terminate approximately 140 manufacturing employees as a result of the planned shutdown of one of the fabrication facilities at AMIS's Pocatello, Idaho facility. The shutdown is scheduled to be completed by the end of the first quarter of 2010. The $14.4 million of exit costs includes $10.3 million for lease termination costs at duplicative facilities, $3.5 million of facility decommissioning costs resulting from the planned shutdown of the fabrication facility and also $0.6 million of costs to reorganize the structure of AMIS's subsidiaries. During the year ended December 31, 2008, the Company recorded adjustments of ($4.2) million to reduce the employee separation costs accrual related to the involuntary termination or relocation of employees performing overlapping or duplicative functions throughout AMIS. Additionally, during the year ended December 31, 2008, the Company recorded additional accrued liabilities of $4.1 million, to its estimated exit costs for certain insurance contracts and software license agreements. As of December 31, 2008, management of the Company had not finalized all exit plans related to the AMIS acquisition and expects to finalize the plans within the first year after the acquisition date, which will result in adjustments to the allocation of the acquisition of the purchase price that may impact accrued liabilities and goodwill.

The following is a rollforward of the accrued liabilities for estimated costs to exit certain activities of AMIS from the date of acquisition through December 31, 2008:

	Initial Balance	Adjustments	Usage	Balance at End of Period
Estimated employee separation costs:				
Acqusiton date through December 31, 2008	$13.2	$(4.2)	$(7.0)	$ 2.0
Estimated costs to exit:				
Acqusiton date through December 31, 2008	$14.4	$ 4.1	$(6.1)	$12.4

The following unaudited pro forma consolidated results of operations for the year ended December 31, 2008 and 2007 have been prepared as if the acquisition of AMIS had occurred at January 1, 2008 and January 1, 2007, respectively for each period (in millions, except per share data):

	Year Ended	
	December 31, 2008	December 31, 2007
Net revenues	$ 2,163.4	$2,182.0
Net income (loss)	$ (370.9)	$ 338.7
Net income (loss) per common share — Basic	$ (0.98)	$ 0.86
Net income (loss) per common share — Diluted	$ (0.98)	$ 0.84

The pro forma consolidated results of operations does not purport to be indicative of the results obtained if the above acquisition had actually occurred as of the dates indicated, or of those results that may be obtained in the future. The pro forma consolidated results of operations include adjustments to net income to give effect to: depreciation of property, plant and equipment acquired; amortization of intangible assets acquired; reduced interest expense as a result of the required repayment of AMIS's senior secured term loan upon acquisition; and stock compensation expense for stock options and restricted stock units of AMIS that were exchanged for stock options and restricted stock units of the Company. This pro forma consolidated results of operations was derived, in part, from the historical consolidated financial statements of AMIS and other available information and assumptions believed to be reasonable under the circumstances.

ADI's PTC Business

On December 31, 2007, the Company purchased from ADI certain assets, including property, plant and equipment and intellectual property rights related to ADI's voltage regulation and thermal monitoring products for its computing applications business ("PTC Business"). As part of the purchase, the Company offered employment to substantially all of ADI's employees involved in the PTC Business, of which 66 accepted employment with the Company at the time of the purchase. The Company and ADI also entered into several ancillary agreements, including a licensing agreement, a one-year manufacturing supply agreement, a transition services agreement, and an escrow agreement covering certain post-closing indemnification obligations of ADI. The total acquisition cost of $148.0 million of cash included $147.0 million paid to ADI for the PTC Business and approximately $1.0 million in legal, accounting and appraisal fees related to the transaction. In addition, the Company entered into a $36.9 million supply agreement for inventory.

As a result of the acquisition, the Company expects that the technical expertise, customer relationships and power management know-how of the PTC Business and its employees will expand the Company's overall computing power management business and accelerate its notebook power management revenue.

The following table presents the allocation of the purchase price of the PTC Business, including professional fees and other related acquisition costs, to the assets acquired based on their fair values (in millions):

Inventory	$ 7.0
Property, plant and equipment	0.2
Intangible assets	49.5
Goodwill	91.3
Total assets acquired	$148.0

The $49.5 million of acquired intangible assets have a weighted-average useful life of approximately 9 years. The intangible assets that make up that amount include: customer relationships of $23.7 million (5-year weighted-average useful life), patents of $16.7 million (12-year weighted-average useful life), developed technology of $8.7 million (15-year weighted-average useful life) and other assets of $0.4 million (3-year weighted-average useful life). The $91.3 million of goodwill was assigned to the computing products segment, all of which is expected to be deductible for tax purposes.

The allocation of the purchase price is based on management estimates and assumptions, and other information compiled by management, that utilized established valuation techniques appropriate for the high-technology industry.

The following unaudited pro forma consolidated results of operations for the year ended December 31, 2008 and 2007 have been prepared as if the acquisition of the PTC Business had occurred at January 1, 2008 and January 1, 2007, respectively for each period (in millions, except per share data):

	Year Ended	
	December 31, 2008	December 31, 2007
Net revenues	$ 2,054.8	$1,648.3
Net income (loss)	$ (380.1)	$ 214.2
Net income (loss) per common share — Basic	$ (1.00)	$ 0.74
Net income (loss) per common share — Diluted	$ (1.00)	$ 0.71

The pro forma consolidated results of operations does not purport to be indicative of the results obtained if the above acquisition had actually occurred as of the dates indicated, or of those results that may be obtained in the future. The pro forma consolidated results of operations include adjustments to net income to give effect to: depreciation of property, plant and equipment acquired; amortization of intangible assets acquired; and stock compensation expense for stock options and restricted stock units of ADI that were exchanged for stock options and restricted stock units of the Company. This pro forma consolidated results of operations was derived, in part, from the historical consolidated financial statements of ADI and other available information and assumptions believed to be reasonable under the circumstances.

Note 6: Restructuring, Asset Impairments and Other, Net

The activity related to the Company's restructuring, asset impairments and other, net for programs that were either initiated in 2008 or had not been completed as of December 31, 2007, are as follows (in millions):

Restructuring

Restructuring Activities Related to the 2008 Announced Shutdown of Piestany Manufacturing Facility

	Balance at Beginning of Period	Charges	Usage	Adjustments	Balance at End of Period
Cash employee separation charges:					
For Year Ended December 31, 2008	$ —	$1.6	$ —	$0.2	$1.8
Exit costs:					
For Year Ended December 31, 2008	$ —	$0.1	$ —	$ —	$0.1

Cumulative charges of $9.6 million have been recognized through December 31, 2008, related to the 2008 plan to shutdown Piestany Manufacturing Facility of which $7.9 million has been recorded as asset impairments. See "Asset Impairments" below for further discussion. Additionally, the Company recognized $0.2 million of adjustments during the year ended December 31, 2008. In May 2008, the Company made plans to consolidate manufacturing efforts with the closure of manufacturing facilities in Piestany, Slovakia. The wafer manufacturing that takes place at this facility will be migrated from smaller low volume silicon wafers to larger more advanced production lines. At the end of the third quarter of 2008, the Company notified approximately 430 employees that they will be terminated and the Company expects to recognize total employee separation charges in the amount of $2.9 million ratably from the third quarter of 2008 through the expected termination date during the second quarter of 2009 through which they are required to render services to qualify for termination benefits. During the year ended December 31, 2008, the Company recorded $1.8 million relative to employee termination benefits and $0.1 million of exit costs for the elimination of contracts with external suppliers.

Restructuring Activities Related to the 2008 Hong Kong Design Center

	Balance at Beginning of Period	Charges	Usage	Adjustments	Balance at End of Period
Cash employee separation charges:					
For Year Ended December 31, 2008	$ —	$0.3	$(0.3)	$ —	$ —

Cumulative charges of $0.3 million have been recognized through December 31, 2008, relating to the Hong Kong Design Center. In June 2008, the Company announced plans to consolidate a portion of the design center operations in Hong Kong. A total of 6 employees were terminated as a result of this consolidation effort. Employee separation charges of $0.3 million have been included in restructuring, asset impairment and other, net on the consolidated statement of operations for the year ended December 31, 2008. All terminations and associated severance payments related to these activities had been paid out by the end of the third quarter of 2008.

Restructuring Activities Related to the 2008 Acquisition of AMIS

	Balance at Beginning of Period	Charges	Usage	Adjustments	Balance at End of Period
Cash employee separation charges:					
For Year Ended December 31, 2008	$—	$6.6	$(6.1)	$(0.3)	$0.2
Exit costs:					
For Year Ended December 31, 2008	$—	$3.2	$(2.5)	$ —	$0.7

Cumulative charges of $9.8 million have been recognized through December 31, 2008, related to the restructuring activities around the acquisition of AMIS. In March 2008, the Company acquired AMIS and announced plans to integrate the operations of the two companies for cost savings purposes (See Note 5: "Acquisitions" for further discussion). As part of these plans, certain duplicative positions were eliminated and certain overlapping or duplicative contracts with external suppliers were renegotiated to reflect terms applicable to the combined company.

The employee separation charges of $6.6 million include $1.6 million of severance benefits for 80 individuals who were employees of the Company prior to the acquisition and $5.0 million of severance benefits for 24 individuals who were employees of AMIS prior to the acquisition. All 24 employees were or are required to render services until their termination date to receive these severance benefits. The termination benefits for the 24 AMIS employees are being recognized ratably from the acquisition date to their termination date. All terminations and associated severance payments related to these activities are expected to be completed by the end of the first quarter of 2009.

The exit costs of $3.2 million were for charges incurred to terminate overlapping or duplicative software licenses under certain lease agreements with external suppliers in connection with the AMIS acquisition and for clean up associated with the shut down of a wafer fabrication facility. All payments related to these exit costs are expected to be completed by the end of the second quarter of 2009.

Additionally, the Company recognized adjustments of $(0.3) million for recognition of differences in currency translation recognized elsewhere on the Balance Sheet at December 31, 2008.

2007 Plan to Restructure Certain General and Administrative Positions in Asia

	Balance at Beginning of Period	Charges	Usage	Adjustments	Balance at End of Period
Cash employee separation charges:					
For Year Ended December 31, 2007	$—	$1.0	$(0.5)	$—	$0.5
For Year Ended December 31, 2008	$0.5	$—	$(0.5)	$—	$—

Cumulative charges of $1.0 million have been recognized through December 31, 2008, related to the 2007 plan to restructure certain general and administrative positions in Asia and have been included in restructuring, asset impairment and other, net on the consolidated statement of operations. In October 2007, the Company announced plans to change its management structure at its Aizu, Japan manufacturing facility and to outsource its healthcare professional services provided at its Seremban, Malaysia manufacturing facility. This activity was completed by the end of the first quarter of 2008. Approximately 21 employees were terminated as a direct result of this plan. These measures were initiated for cost savings purposes. Employees impacted by these announcements began to exit during the fourth quarter of 2007. All payments related to these employee separation charges had been paid out by December 31, 2008.

2007 Plan to Restructure Phoenix, Arizona Wafer Manufacturing

	Balance at Beginning of Period	Charges	Usage	Adjustments	Balance at End of Period
Cash employee separation charges:					
For Year Ending December 31, 2007 . .	$—	$2.0	$(2.0)	$ —	$—
For Year Ending December 31, 2008 . .	$—	$1.0	$(0.5)	$(0.2)	$0.3

Cumulative charges of $2.8 million have been recognized through December 31, 2008, related to the 2007 plan to restructure the Phoenix, Arizona wafer manufacturing and have been included in restructuring, asset impairment and other, net on the consolidated statement of operations. In March 2007, the Company announced plans to consolidate manufacturing efforts with the closing of one of its manufacturing facilities at its Phoenix, Arizona location. The wafer manufacturing that takes place at this facility has been transferred to the Company's offshore lower-cost manufacturing facilities. Approximately 85 manufacturing employees were terminated as a direct result of this consolidation effort. Also in connection with this activity, during the third quarter of 2007 the Company announced reductions in factory support functions at its Phoenix, Arizona and Gresham, Oregon locations which resulted in the elimination or transfer of 67 positions. These measures were initiated for cost savings purposes. Employees impacted by these announcements began to exit during the third quarter of 2007 and will continue to exit through the first quarter of 2009. All terminations and associated severance payments related to these activities are expected to be completed by the end of the first quarter of 2009.

Asset Impairments

In December 2008, the Company recorded $2.3 million of asset impairments included in restructuring, asset impairments and other, net on the statement of operations for asset libraries originally purchased to be used to increase foundry business designing product to be manufactured in our Gresham, Oregon wafer fabrication facility. The Company made a decision to cease use of these assets in the fourth quarter of 2008 due to low demand and change in strategy, thus the libraries were abandoned. The Company has no plans to use the software libraries, and management considers the cease and use of these assets as other than temporarily idled. The amount of the asset impairment charge taken in December 2008, of $2.3 million, was determined based on the costs that had been previously capitalized relating to the above abandoned asset libraries.

In June 2008, the Company recorded $9.8 million of asset impairments included in restructuring, asset impairments and other, net on the statement of operations. The $9.8 million of asset impairments include $7.9 million associated with the May 2008 announced shutdown of manufacturing facilities in Piestany, Slovakia. This announcement triggered an impairment analysis of the carrying value of the related asset group. The Company measured the amount of this asset impairment by comparing the carrying value of the respective assets to their related estimated fair values. The Company estimated future net cash flows for the period of continuing manufacturing activities and eventual disposition of the assets using price, volume, cost and salvage value assumptions that management considered reasonable in the circumstances. The impairment charge was recorded for the amount by which the carrying value of the respective assets exceeded their estimated fair value. The remaining $1.9 million of asset impairments was for excess machinery and equipment abandoned by the Company as a result of the acquisition of AMIS.

The Company recorded $2.2 million and $4.7 million of asset impairments included in restructuring, asset impairments and other, net on the statement of operations at December 31, 2008 and December 31, 2006, respectively. The Company had capitalized approximately $5.9 million and approximately $10.6 million of software development costs associated with modifications and enhancements to several business process and related systems prior to December 31, 2008 and December 31, 2006, respectively. The $2.2 million at December 31, 2008 and $4.7 million at December 31, 2006 of asset impairments resulted from the fact that the Company currently has no plans to use certain internally developed software, and management considers the cease of use of these assets as other than temporarily idled. The decision to cease development of these assets in 2008 was triggered by the acquisition of AMIS, which required a reallocation of corporate resources from these projects to projects associated with the integration of AMIS into the Company's computer systems (See Note 5: "Acquisitions" for further discussion). The decision to cease development of these assets in the second quarter of 2006 was triggered by a reallocation of corporate resources from these projects to other projects due to changes in corporate priorities, which include new objectives that arose from the purchase of the Gresham, Oregon wafer fabrication facility in May 2006 (See Note 5: "Acquisitions" for further discussion). The amount of the asset impairment charge taken in 2008 and 2006, of $2.2 million and $4.7 million, respectively was determined based on the costs that had previously been capitalized related to the projects that have been abandoned. The Company did not record an asset impairment charge for 2007.

Other

In March 2008 as a result of the recent acquisition of AMIS, the Company terminated certain overlapping or duplicative lease agreements with external suppliers for software licenses. These agreements had previously been recorded by the Company as capital lease obligations on the consolidated balance sheet. Included in restructuring, asset impairments and other, net on the statement of operations for the year ended December 31, 2008 is a gain of $0.7 million for the reversal of the capital lease obligation, partially offset by the write-off of the net book value of the software licenses that were included in property, plant and equipment.

In September 2006, an overhead fire prevention sprinkler malfunctioned in the Company's Gresham wafer fabrication facility, damaging manufacturing equipment with a total net book value of $2.7 million. Approximately $2.2 million of the equipment was determined not to be repairable. Accordingly, the Company wrote-off the equipment's net book value in September 2006. The Company received insurance proceeds from its property provider to cover costs associated with the incident in the amount of $5.0 million in October 2006 and $9.4 million in December 2006, $6.5 million of which was a business interruption recovery and was recognized in cost of manufacturing service revenues while the remaining $7.9 million was recognized as a gain in restructuring, asset impairment and other, net, partially offset by the $2.2 million net book value of the damaged equipment write off during 2006.

In December 2006, the Company sold two of its buildings, which were classified as held for sale and had a net book value of $3.0 million for gross proceeds of $8.4 million. The total gains associated with both buildings was approximately $4.5 million after deducting costs to sell and the net book value of the buildings.

A reconciliation of the activity in the tables above to the "Restructuring, asset impairments and other, net" caption on the statement of operations for the years ended December 31, 2008, is as follows (in millions):

	December 31, 2008 Year Ended
Restructuring	
2008 Charges:	
Cash employee separation charges	$ 9.3
Exit costs	3.3
Asset impairments	
2008 Charges	14.3
Other	
2008 gain on disposal of property, plant, and equipment	(0.7)
	$26.2

Note 7: Balance Sheet Information

Balance sheet information is as follows (in millions):

	December 31, 2008	December 31, 2007
Receivables, net:		
Accounts receivable	$ 199.0	$ 178.7
Less: Allowance for doubtful accounts	(10.2)	(3.5)
	$ 188.8	$ 175.2
Inventories, net:		
Raw materials	$ 32.6	$ 25.1
Work in process	171.1	110.2
Finished goods	131.8	85.2
	$ 335.5	$ 220.5
Property, plant and equipment, net:		
Land	$ 40.2	$ 28.3
Buildings	419.0	376.5
Machinery and equipment	1,415.8	1,216.2
Total property, plant and equipment	1,875.0	1,621.0
Less: Accumulated depreciation	(1,104.2)	(1,006.1)
	$ 770.8	$ 614.9
Accrued expenses:		
Accrued payroll	$ 52.7	$ 37.5
Sales related reserves	33.3	39.9
Restructuring reserves	3.1	0.5
Acquisition related restructuring charges	15.6	—
Accrued pension liability	0.2	0.2
Other	33.5	23.2
	$ 138.4	$ 101.3
Other comprehensive income:		
Foreign currency translation adjustments	$ (53.1)	$ 0.1
Unrealized prior service cost of defined benefit pension plan	(0.3)	(0.5)
Prior service cost from pension legal plan amendment	(0.2)	(0.3)
Net unrealized gains and adjustments related to cash flow hedges	—	0.2
	$ (53.6)	$ (0.5)

Depreciation expense for property, plant and equipment, including amortization of capitalized leases, totaled $100.0 million, $75.7 million, and $71.2 million for 2008, 2007 and 2006, respectively.

As of December 31, 2008 and 2007, total property, plant and equipment included $152.2 million and $95.6 million, respectively, of assets recorded under capital leases. Accumulated depreciation associated with these assets is included in total accumulated depreciation in the table above.

The activity related to our warranty reserves for 2006, 2007 and 2008 follows (in millions):

Balance as of December 31, 2005	$ 4.0
Provision	1.7
Usage	(3.3)
Balance as of December 31, 2006	2.4
Provision	1.3
Usage	(1.5)
Balance as of December 31, 2007	2.2
Provision	2.1
Reserves acquired from AMIS	0.8
Reserves acquired from Catalyst	0.1
Usage	(1.3)
Balance as of December 31, 2008	$ 3.9

Note 8: Long-Term Debt

Long-term debt consists of the following (dollars in millions):

	December 31, 2008	December 31, 2007
Senior Bank Facilities:		
Term Loan, interest payable monthly and quarterly at 2.2113% and 6.5800%, respectively	$ 171.9	$ 173.7
Revolver	—	—
	171.9	173.7
Zero Coupon Convertible Senior Subordinated Notes due 2024 (1)	199.1	260.0
1.875% Convertible Senior Subordinated Notes due 2025 (2)	95.0	95.0
2.625% Convertible Senior Subordinated Notes due 2026 (3)	484.0	484.0
2.25% Loan with Japanese bank due 2009 through 2010, interest payable semi-annually	7.9	9.6
Loan with Philippine banks due 2009 through 2012, interest payable quarterly at 5.8188% and 6.2475%, respectively	21.8	25.0
Loan with Philippine bank due 2009 through 2013, interest payable quarterly at 2.9463%	12.1	—
Loan with Philippine bank due 2009 through 2013, interest payable quarterly at 3.1713%	6.8	—
Loan with Chinese bank due 2009, interest payable quarterly at 2.6975% and 6.1100%, respectively	14.0	14.0
Loan with Chinese bank due 2009, interest payable quarterly at 2.6975% and 6.1100%, respectively	6.0	6.0
Loan with Chinese bank due 2009, interest payable semi-annually at 5.4550% and 6.3375%, respectively	11.3	15.7
Loan with Chinese bank due 2009, interest payable semi-annually at 5.1750% and 6.3413%, respectively	5.0	5.0
Loan with Chinese bank due 2009 through 2013, interest payable semi-annually at 3.0913% and 6.0488%, respectively	6.9	8.2
Loan with Belgian bank, interest payable daily at 2.7520%	25.0	—
5.0% Note payable to Oregon State	—	0.5
Short-term loan with Japanese bank due 2009, interest payable quarterly at 1.875%	5.5	—
1.875% Loan with Japanese bank due 2009 through 2013, interest payable semi-annually	3.3	—
Short-term loan with Japanese bank due 2009, interest payable monthly at 1.42%	1.7	—
Capital lease obligations	92.0	62.7
	1,169.3	1,159.4
Less: Current maturities	(107.9)	(30.8)
	$1,061.4	$1,128.6

(1) The Zero Coupon Convertible Senior Subordinated Notes due 2024 shall be purchased by the Company at the option of the holders of the notes on April 15, 2010, or thereafter.

(2) The 1.875% Convertible Senior Subordinated Notes due 2025 shall be purchased by the Company at the option of the holders of the notes on December 15, 2012, or thereafter.

(3) The 2.625% Convertible Senior Subordinated Notes due 2026 shall be purchased by the Company at the option of the holders of the notes on December 15, 2013, or thereafter.

Annual maturities relating to the Company's long-term debt as of December 31, 2008 are as follows (in millions):

	Actual Maturities
2009	$ 107.9
2010	236.2
2011	33.1
2012	131.0
2013	661.1
Thereafter	—
Total	$1,169.3

Gain (Loss) on Debt Prepayment and Repurchases

During the year ended December 31, 2008, the Company incurred a net gain on debt prepayment of $11.0 million resulting from the repurchase of $60.9 million of its zero coupon convertible senior subordinated notes due 2024 at par value for $49.4 million of our cash partially offset by a write off of the proportionate share of capitalized closing costs associated with the same notes.

During the year ended December 31, 2007, the Company incurred a loss on debt prepayment of $0.1 million resulting from the prepayment of $23.9 million of our senior bank facilities.

During the year ended December 31, 2006, the Company incurred a loss on debt prepayment of $1.3 million resulting from the prepayment of $374.1 million of its senior bank facilities, using proceeds from the issuance of our 2.625% convertible senior subordinated notes due 2026 and cash on hand.

Senior Bank Facilities

Terms Existing as of December 31, 2008

Borrowings under the senior bank facilities bear interest at rates selected by the Company based on either the London Interbank Offered Rate ("LIBOR") or an alternative base rate, as defined, plus an interest rate spread of 1.75%. The interest rate as of December 31, 2008 was 2.2113%. As of December 31, 2008, borrowings under the senior bank facilities were $171.9 million under the term loan, with interest payable either monthly or quarterly. Principal payments under the term loan facility are paid quarterly at an annualized rate of 1% of the original $175.0 million principal balance, with the remaining due in September 2013. Additionally, after consideration of the amendments to the credit agreement described below, the senior bank facilities contained a $25.0 million revolving line of credit. Letters of credit totaling $1.1 million were outstanding against the line of credit at December 31, 2008 leaving $23.9 million of availability at that date. One of the Company's foreign exchange hedging agreements has a provision for termination if at any time the amount available under the revolving line of credit is less than $2.5 million. The Company was in compliance with the various covenants and other requirements contained in its senior bank facilities through December 31, 2008. Management believes that the Company will be able to comply with the various covenants and other requirements contained in its senior bank facilities through December 31, 2009.

After refinancing during the first quarter of 2007, certain financial covenants were revised in the senior bank facilities to:

- enhance the Company's ability to incur indebtedness provided the leverage ratio is less than 4.0 to 1.0 and secured leverage ratio is less than 2.5 to 1.0 for secured debt based on Consolidated EBITDA for the last four quarters;

- make $300.0 million or more of restricted payments or investments such as stock repurchases, all subject to market and certain financial conditions;
- permit incremental credit extensions of up to $260.0 million provided no defaults exists;
- remove the limit on capital expenditures;
- remove the minimum consolidated EBITDA requirement and established maximum secured leverage ratio of 2.5 should there be outstanding revolving loans, swing loans or letters of credit;
- remove the mandatory term loan prepayment in an aggregate amount equal to 50% of excess cash flow provided the secured leverage ratio is not exceeded;
- increase the prepayment trigger event to $10.0 million; and
- increase the maximum amount of sale and leaseback transactions to $25.0 million during any four consecutive quarters.

The March 2007 amendment also reduced, among other things, the interest rate for the term loan from LIBOR plus 2.25% to LIBOR plus 1.75% and also extended the maturity date of the facilities by approximately four years to 2013. Commitment and participation fees applicable to the $25.0 million of revolving facility were also reduced from 0.50% to 0.375% and from 2.75% to 1.75%, respectively.

Zero Coupon Convertible Senior Subordinated Notes

On April 6, 2004, the Company commenced a cash tender offer for all of its then outstanding 12% senior subordinated notes due 2009. In order to finance the cash tender offer, the Company issued $260.0 million of zero coupon convertible senior subordinated notes due 2024. The Company received net proceeds of approximately $251.2 million from the sale of the notes after deducting commissions and estimated offering expenses of $8.8 million, which were capitalized as debt issuance costs and are being amortized using the effective interest method through the first put date of April 15, 2010. The notes do not bear cash interest, nor does the principal amount accrete. The effective interest rate of the notes resulting from the amortization of debt issuance costs is 0.58%. The notes are fully and unconditionally guaranteed on an unsecured senior subordinated basis by certain existing domestic subsidiaries of the Company.

In June 2006, the Company commenced an offer to exchange all of its then outstanding $260.0 million principal amount of zero coupon convertible senior subordinated notes due 2024 (the "Old Notes") for a like principal amount of (the "New Notes") plus an exchange fee of $2.50 per $1,000 principal amount of their Old Notes validly tendered and accepted for exchange. The New Notes contain a net share settlement feature, which reduces the amount of shares included in diluted net income per share. On July 21, 2006, the Company issued $259.5 million aggregate principal amount of New Notes that are convertible into cash up to the par value at a conversion rate of 101.8849 shares per $1,000 principal under certain circumstances. The excess of fair value over par value is convertible into stock. The exchange expired on July 19, 2006, and 99.8% of the aggregate principal amount of the Old Notes were tendered and subsequently exchanged. On August 9, 2006, the Company entered into transactions with four of the remaining holders of the Old Notes and exchanged $443,000 aggregate principal amount of Old Notes that were not tendered in the exchange. These holders exchanged their Old Notes for New Notes on the same terms as the exchange offer discussed above. The Company intends to repurchase or redeem all of the Old Notes that remain outstanding, subject to market conditions.

In the fourth quarter of 2008, the Company repurchased $60.9 million of principal of zero coupon convertible senior subordinated notes due 2024 for $49.4 million. Additionally, the Company wrote off the proportionate share of capitalized closing costs of $0.5 million, thus recognizing a net $11.0 million gain on the extinguishment of the debt.

The new notes are convertible by holders into cash and shares of the Company's common stock at a conversion rate of 101.8849 shares of common stock per $1,000 principal amount of notes (subject to adjustment in certain events), which is equivalent to an initial conversion price of approximately $9.815 per share of common stock. The Company will settle conversion of all notes validly tendered for conversion in cash and shares of the Company's common stock, if applicable, subject to the Company's right to pay the share amount in additional cash. Holders may convert their notes under the following circumstances: (i) during the five business-day period immediately following any five consecutive trading-day period in which the trading price per $1,000 principal amount of notes for each day of such period was less than 98% of the product of the closing sale price of the Company's common stock and the conversion rate; (ii) upon occurrence of the specified transactions described in the indenture relating to the notes; or (iii) after April 15, 2010. The Company determined that the conversion option based on a trading price condition meets the definition of a derivative, and should be bifurcated from the debt host and accounted for separately. However, the fair value of this feature was determined to be de minimis at the date of issuance and the Company continues to evaluate the significance of this feature on a quarterly basis.

The notes will mature on April 15, 2024. Beginning April 15, 2010, the Company may redeem the notes, in whole or in part, for cash at a price of 100% of the principal amount. If a holder elects to convert its notes in connection with the occurrence of specified fundamental changes that occurs prior to April 15, 2010, the holder will be entitled to receive, in addition to cash and shares of common stock equal to the conversion rate, an additional number of shares of common stock, in each case as described in the indenture. Notwithstanding these conversion rate adjustments, these notes contain an explicit limit on the number of shares issuable upon conversion. Holders may require the Company to repurchase the notes for cash on April 15, of 2010, 2014 and 2019 at a repurchase price equal to 100% of the principal amount of such notes. Upon the occurrence of certain corporate events, each holder may require the Company to purchase all or a portion of such holder's notes for cash at a price equal to the principal amount of such notes.

The notes which are the Company's unsecured obligations, will be subordinated in right of payment to all of the Company's existing and future senior indebtedness, will rank *pari passu* in right of payment with all of the Company's existing and future senior subordinated indebtedness and will be senior in right of payment to all of the Company's existing and future subordinated obligations. The notes will also be effectively subordinated to any of the Company's or its subsidiaries' secured indebtedness to the extent of the value of the assets securing such indebtedness.

Included in other assets as of December 31, 2008 were $1.5 million of debt issuance costs associated with the zero coupon convertible senior subordinated notes due 2024, which will be amortized ratably through 2010.

1.875% Convertible Senior Subordinated Notes

In order to finance the repayment of the previously outstanding junior subordinated note, on December 21, 2005 the Company issued $95.0 million of 1.875% convertible senior subordinated notes due 2025. The Company received net proceeds of approximately $91.0 million from the sale of the notes after deducting commissions and estimated offering expenses of $4.0 million, which were capitalized as debt issuance costs and are being amortized using the effective interest method through the first put date of December 15, 2012. The notes bear interest at the rate of 1.875% per year from the date of issuance. Interest on the notes is payable on June 15 and December 15 of each year, beginning on June 15, 2006. The notes are fully and unconditionally guaranteed on an unsecured senior subordinated basis by certain existing domestic subsidiaries of the Company.

The notes are convertible by holders into cash and shares of the Company's common stock at a conversion rate of 142.8571 shares of common stock per $1,000 principal amount of notes (subject to adjustment in certain events), which is equivalent to an initial conversion price of approximately $7.00 per share of common stock. The Company will settle conversion of all notes validly tendered for conversion in cash and shares of the Company's common stock, if applicable, subject to the Company's right to pay the share amount in additional cash. Holders may convert their notes under the following circumstances: (i) during the five business-day period immediately following any five consecutive trading-day period in which the trading price per $1,000 principal amount of notes for each day of such period was less than 103% of the product of the closing sale price of the Company's common stock and the conversion rate; (ii) upon occurrence of the specified transactions described in the indenture relating to the notes; or (iii) after June 15, 2012. The Company determined that the conversion option based on a trading price condition meets the definition of a derivative, and should be bifurcated from the debt host and accounted for separately. However, the fair value of this feature was determined to be de minimis at the date of issuance and the Company continues to evaluate the significance of this feature on a quarterly basis.

The notes will mature on December 15, 2025. Beginning December 20, 2012, the Company may redeem the notes, in whole or in part, for cash at a price of 100% of the principal amount plus accrued and unpaid interest to, but excluding, the redemption date. If a holder elects to convert its notes in connection with the occurrence of specified fundamental changes that occurs prior to December 15, 2012, the holder will be entitled to receive, in addition to cash and shares of common stock equal to the conversion rate, an additional number of shares of common stock, in each case as described in the indenture. Notwithstanding these conversion rate adjustments, these notes contain an explicit limit on the number of shares issuable upon conversion. Holders may require the Company to repurchase the notes for cash on December 15 of 2012, 2015 and 2020 at a repurchase price equal to 100% of the principal amount of such notes, plus accrued and unpaid interest, to, but excluding, the repurchase date. Upon the occurrence of certain corporate events, each holder may require the Company to purchase all or a portion of such holder's notes for cash at a price equal to the principal amount of such notes, plus accrued and unpaid interest, to, but excluding, the repurchase date.

The notes which are the Company's unsecured obligations, will be subordinated in right of payment to all of the Company's existing and future senior indebtedness, will rank *pari passu* in right of payment with all of the Company's existing and future senior subordinated indebtedness and will be senior in right of payment to all of the Company's existing and future subordinated obligations. The notes will also be effectively subordinated to any of the Company's or its subsidiaries' secured indebtedness to the extent of the value of the assets securing such indebtedness.

Included in other assets as of December 31, 2008, were $2.1 million of debt issuance costs associated with the convertible senior subordinated notes, which will be amortized using the effective interest method through 2012.

2.625% Convertible Senior Subordinated Notes

On December 15, 2006, the Company issued $484.0 million of 2.625% convertible senior subordinated notes due 2026. The Company received net proceeds of approximately $471.7 million from the sale of the notes after deducting commissions and estimated offering expenses of $13.3 million, which were capitalized as debt issuance costs and are being amortized using the effective interest method through the first put date of December 15, 2013. The Company used the net proceeds to repay $199.1 million outstanding principal of its senior bank facilities and to repurchase 30.7 million shares of its common stock outstanding for $230.0 million and the remainder for general corporate purposes. The notes bear interest at the rate of 2.625% per year from the date of issuance. Interest on the notes is payable on June 15 and December 15 of each year, beginning on June 15, 2007. The notes are fully and unconditionally guaranteed on an unsecured senior subordinated basis by certain existing domestic subsidiaries of the Company.

The notes are convertible by holders into cash and shares of the Company's common stock at a conversion rate of 95.2381 shares of common stock per $1,000 principal amount of notes (subject to adjustment in certain events), which is equivalent to an initial conversion price of approximately $10.50 per share of common stock. The Company will settle conversion of all notes validly tendered for conversion in cash and shares of the Company's common stock, if applicable, subject to the Company's right to pay the share amount in additional cash. Holders may convert their notes under the following circumstances: (i) during the five business-day period immediately following any five consecutive trading-day period in which the trading price per $1,000 principal amount of notes for each day of such period was less than 103% of the product of the closing sale price of the Company's common stock and the conversion rate; (ii) upon occurrence of the specified transactions described in the indenture relating to the notes; or (iii) after June 15, 2013. The Company determined that the conversion option based on a trading price condition meets the definition of a derivative, and should be bifurcated from the debt host and accounted for separately. However, the fair value of this feature was determined to be de minimis at the date of issuance and the Company continues to evaluate the significance of this feature on a quarterly basis.

The notes will mature on December 15, 2026. Beginning December 20, 2013, the Company may redeem the notes, in whole or in part, for cash at a price of 100% of the principal amount plus accrued and unpaid interest to, but excluding, the redemption date. If a holder elects to convert its notes in connection with the occurrence of specified fundamental changes that occurs prior to December 15, 2013, the holder will be entitled to receive, in addition to cash and shares of common stock equal to the conversion rate, an additional number of shares of common stock, in each case as described in the indenture. Holders may require the Company to repurchase the notes for cash on December 15 of 2013, 2016 and 2021 at a repurchase price equal to 100% of the principal amount of such notes, plus accrued and unpaid interest, to, but excluding, the repurchase date. Upon the occurrence of certain corporate events, each holder may require the Company to purchase all or a portion of such holder's notes for cash at a price equal to the principal amount of such notes, plus accrued and unpaid interest, to, but excluding, the repurchase date.

The notes which are the Company's unsecured obligations, will be subordinated in right of payment to all of the Company's existing and future senior indebtedness, will rank *pari passu* in right of payment with all of the Company's existing and future senior subordinated indebtedness and will be senior in right of payment to all of the Company's existing and future subordinated obligations. The notes will also be effectively subordinated to any of the Company's or its subsidiaries' secured indebtedness to the extent of the value of the assets securing such indebtedness.

Included in other assets as of December 31, 2008, were $9.6 million of debt issuance costs associated with the convertible senior subordinated notes, which will be amortized using the effective interest method through 2013.

Japanese Loans

In October 2000, one of the Company's Japanese subsidiaries entered into a yen-denominated loan agreement with a Japanese bank to finance the expansion of its manufacturing facilities. The loan, which had a balance of $7.9 million at December 31, 2008 (710 million JPY pirncipal), bears interest at an annual rate of

2.25% and requires semi-annual principal payments through March 2010 of approximately $2.1 million (190 million JPY principal) along with accrued interest. Additionally, the final principal payment in September 2010 will be approximately $1.6 million (140 million JPY principal) along with accrued interest. The loan is unsecured, however, the bank has rights under the agreement to obtain the collateral of the Japanese subsidiary under certain circumstances. In addition, the loan is guaranteed on an unsecured basis by SCI LLC, the Company's primary domestic operating subsidiary.

In April 2008, one of the Company's Japanese subsidiaries entered into a one-year loan agreement with a Japanese bank to finance capital expenditures and other general corporate purposes. The loan, which had a balance of $5.5 million at December 31, 2008 (500 million JPY principal), bears interest payable quarterly at an annual rate of 1.875%.

In November 2008, one of the Company's Japanese subsidiaries entered into a five-year loan agreement with a Japanese bank to finance general corporate purposes. The loan, which had a balance of $3.3 million at December 31, 2008 (300 million JPY principal), bears interest at an annual rate of 1.875% and requires semi-annual principal payments through November 2013 of approximately $0.3 million (30 million JPY principal) along with accrued interest.

In December 2008, one of the Company's Japanese subsidiaries entered into a one-year loan agreement with a Japanese bank to finance general corporate purposes. The loan, which had a balance of $1.7 million at December 31, 2008 (150 JPY principal), bears interest payable monthly at an annual rate of 1-month Tokyo Interbank Offered Rate ("TIBOR") plus 0.75%.

Philippine Loans

In October 2007, one of the Company's Philippine subsidiaries entered into a five-year syndicated loan agreement with three Philippine banks to finance capital expenditures and other general corporate purposes. The loan, which had a balance of $21.8 million at December 31, 2008, bears interest payable quarterly based on 3-month LIBOR plus 1% per annum. Sixty percent of the total loan amount will be repaid in nineteen equal quarterly installments with the balance due in October 2012.

In August 2008, one of the Company's Philippine subsidiaries entered into a five-year loan agreement with a Philippine bank to finance capital expenditures and other general corporate purposes. The loan, which had a balance of $12.1 million as of December 31, 2008, bears interest payable quarterly based on 3-month LIBOR plus 0.75% per annum. Sixty percent of the total loan amount will be repaid in nineteen equal quarterly installments with the balance due in August 2013.

In September 2008, one of the Company's Philippine subsidiaries entered into a five-year loan agreement with a Philippine bank to finance capital expenditures and other general corporate purposes. The loan, which had a balance of $6.8 million as of December 31, 2008, bears interest payable quarterly based on 3-month LIBOR plus 1.25% per annum. Sixty percent of the total loan amount will be repaid in nineteen equal quarterly installments with the balance due September 2013.

Chinese Loans

In August and September 2006, the Company refinanced its existing loans with two Chinese banks. The Company's long-term debt includes a $14.0 million loan facility due in 2009 with a Chinese bank, from tranches entered into from November 2000 through February 2001. Interest on this loan facility is payable quarterly based on 3-month LIBOR plus 1.2%.

The Company's long-term debt includes a $6.0 million loan facility due in 2009 with the same Chinese bank as the $14.0 million loan facility, entered into in August 2006. Interest on this loan is payable quarterly based on 3- month LIBOR plus 1.2%.

The Company's long-term debt also includes a $23.2 million loan facility with another Chinese bank. This loan facility is comprised of three tranches for $11.3 million, $5.0 million and $6.9 million, respectively. Interest on all three tranches is payable semi-annually based on 6-month LIBOR plus 1.2%.

The $11.3 million tranche was modified in August 2006 with $4.3 million amortizing quarterly in 2009 with the remaining $7.0 million due in October 2009. The $5.0 million tranche was executed in September 2006 and is due in September 2009. The $6.9 million tranche was executed in December 2003 with scheduled quarterly principal payments through December 2013.

Oregon State Note

In January 2007, the Company recorded the receipt of $0.5 million of proceeds from a loan agreement and promissory note with the State of Oregon for the purpose of developing local business. The note, which had a balance of zero and $0.5 million at December 31, 2008 and December 31, 2007, respectively carried an annual interest rate of 5%. The total loan is expected to be for $1.5 million and is to be disbursed in three equal payments with each payment conditioned on the completion of certain requirements by the Company. The note is for the loan amount or so much thereof as has been disbursed. The State of Oregon has forgiven all of the loan and accrued interest as of December 31, 2008 as the Company has satisfied certain conditions, including maintaining 400 full-time equivalent employees at the Gresham, Oregon facility for a specific period of time.

Belgian Loans

In June 2008, one of the Company's European subsidiaries entered into a loan with a Belgian Bank, secured by certain assets, to pay off the March 2008 Short-Term Bridge Loan. The loan, which had a balance of $25.0 million as of December 31, 2008 (based on the euro-to-dollar exchange rate in effect at that date), bears interest payable daily at the European Overnight Index Average ("EONIA") plus 0.4%. The loan amount is subject to an eligible borrowing calculation as defined in the loan agreement. The term of the agreement is six months, which automatically extends and can be cancelled thereafter by a 90-day written notification.

A bank guarantee of $4.8 million was outstanding under a non-reusable commitment credit with a Belgian bank as of December 31, 2008. The Belgian bank that issued the guarantee has the right to create a mortgage on the real property of one of our European subsidiaries in the amount of $3.0 million but had not done so as of December 31, 2008. The Company has outstanding bank guarantees and letters of credit outside of our revolving facility and the non-reusable commitment credit totaling $10.9 million at December 31, 2008.

As part of the AMIS acquisition in March 2008, the Company assumed the obligations under a short-term bridge loan entered into by one of the Company's European subsidiaries. The bridge loan was with a Belgian bank for $39.3 million (based on the euro-to-dollar exchange rate at that date) originally due May 31, 2008 and extended until July 31, 2008 with the proceeds to be used to finance capital expenditures and other general corporate purposes. The loan interest was paid weekly based on the one week EURO Interbank Offered Rate ("Euribor") plus 0.5%. In June 2008, the Short-Term Bridge Loan was repaid with the proceeds from the June 2008 Belgian loan.

Capital Lease Obligations

The Company has various capital lease obligations primarily for machinery and equipment. In March 2008, the Company sold assets with a net book value of $26.2 million for $33.7 million to a leasing agency under a sale-leaseback arrangement. We deferred a gain on the transaction in the amount of $7.5 million. Concurrently, the Company acquired the assets under a capital lease agreement with a net present value of minimum lease payments of $29.3 million, which will be depreciated over the lease term of four to five years.

Debt Guarantees

The Company is the sole issuer of the zero coupon convertible senior subordinated notes due 2024, the 1.875% convertible senior subordinated notes due 2025 and the 2.625% convertible senior subordinated notes due 2026 (collectively, "the Notes"). The Company's domestic subsidiaries, except those domestic subsidiaries acquired thru the acquisitions of AMIS and Catalyst, (collectively, the "Guarantor Subsidiaries") fully and unconditionally guarantee on a joint and several basis the Company's obligations under the Notes. The Guarantor Subsidiaries include SCI LLC, Semiconductor Components Industries of Rhode Island, Inc, as well as holding companies whose net assets consist primarily of investments in the joint venture in Leshan, China and equity interests in the Company's other foreign subsidiaries. The Company's other remaining subsidiaries (collectively, the "Non-Guarantor Subsidiaries") are not guarantors of the Notes. Condensed consolidating financial information for the issuer of the notes, the Guarantor Subsidiaries and the Non-Guarantor Subsidiaries is as follows (in millions):

	Issuer	Guarantor				
	ON Semiconductor Corporation (1)	SCI LLC	Other Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
As of December 31, 2008						
Cash and cash equivalents	$ —	$ 213.4	$ —	$ 245.3	$ —	$ 458.7
Receivables, net	—	16.9	—	171.9	—	188.8
Inventories, net	—	25.8	—	303.7	6.0	335.5
Other current assets	—	7.9	—	47.6	—	55.5
Deferred income taxes	—	(1.8)	—	8.5	—	6.7
Total current assets	—	262.2	—	777.0	6.0	1,045.2
Property, plant and equipment, net	—	164.0	3.1	607.6	(3.9)	770.8
Deferred income taxes	—	1.8	—	(1.8)		—
Goodwill	—	22.5	37.0	434.1	—	493.6
Investments and other assets	1,457.7	1,262.2	40.3	2,298.2	(5,013.8)	44.6
Total assets	$1,457.7	$1,712.7	$ 80.4	$4,115.1	$(5,011.7)	$2,354.2
Accounts payable	$ —	$ 20.0	$ 0.1	$ 158.1	$ —	$ 178.2
Accrued expenses and other current liabilities	0.6	61.6	0.8	187.0	1.7	251.7
Deferred income on sales to distributors	—	28.7	—	85.4	—	114.1
Total current liabilities	0.6	110.3	0.9	430.5	1.7	544.0
Long-term debt	778.1	235.8	—	47.5	—	1,061.4
Other long-term liabilities	—	27.5	0.4	20.2	—	48.1
Deferred Income Taxes	—	—	—	4.7		4.7
Intercompany	0.3	(270.2)	(51.6)	116.0	205.5	—
Total liabilities	779.0	103.4	(50.3)	618.9	207.2	1,658.2
Minority interests in consolidated subsidiaries	—	—	—	—	17.3	17.3
Stockholders' equity (deficit)	678.7	1,609.3	130.7	3,496.2	(5,236.2)	678.7
Liabilities, minority interests and stockholders' equity (deficit)	$1,457.7	$1,712.7	$ 80.4	$4,115.1	$(5,011.7)	$2,354.2

ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued

	Issuer	Guarantor				
	ON Semiconductor Corporation (1)	SCI LLC	Other Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
As of December 31, 2007						
Cash and cash equivalents	$ —	$ 192.1	$ —	$ 82.5	$ —	$ 274.6
Receivables, net	—	26.4	—	148.8	—	175.2
Inventories, net	—	33.9	—	185.0	1.6	220.5
Other current assets	—	7.8	—	60.5	—	68.3
Deferred income taxes	—	(1.8)	—	8.5	—	6.7
Total current assets	—	258.4	—	485.3	1.6	745.3
Property, plant and equipment, net	—	157.3	3.7	453.9	—	614.9
Goodwill	—	48.3	73.0	108.6	—	229.9
Investments and other assets	647.7	570.9	43.2	25.1	(1,239.4)	47.5
Total assets	$ 647.7	$1,034.9	$119.9	$1,072.9	$(1,237.8)	$1,637.6
Accounts payable	$ —	$ 27.7	$ 0.2	$ 135.6	$ —	$ 163.5
Accrued expenses and other current liabilities	0.6	56.6	1.3	76.8	1.7	137.0
Deferred income on sales to distributors	—	30.1	—	90.3	—	120.4
Total current liabilities	0.6	114.4	1.5	302.7	1.7	420.9
Long-term debt	839.0	213.6	—	76.0	—	1,128.6
Other long-term liabilities	—	29.8	—	17.0	—	46.8
Deferred income taxes	—	(1.8)	—	8.7	—	6.9
Intercompany	(207.8)	(112.1)	(13.4)	127.8	205.5	—
Total liabilities	631.8	243.9	(11.9)	532.2	207.2	1,603.2
Minority interests in consolidated subsidiaries	—	—	—	—	18.5	18.5
Stockholders' equity (deficit)	15.9	791.0	131.8	540.7	(1,463.5)	15.9
Liabilities, minority interests and stockholders' equity (deficit)	$ 647.7	$1,034.9	$119.9	$1,072.9	$(1,237.8)	$1,637.6

	Issuer	Guarantor				
	ON Semiconductor Corporation (1)	SCI LLC	Other Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
For the year ended December 31, 2008						
Revenues	$ —	$ 434.9	$ 14.7	$2,718.9	$(1,113.7)	$2,054.8
Cost of revenues	—	405.9	1.7	1,979.4	(1,077.7)	1,309.3
Gross profit	—	29.0	13.0	739.5	(36.0)	745.5
Research and development	—	24.4	9.9	232.2	(32.6)	233.9
Selling and marketing	—	47.7	1.6	90.8	(5.7)	134.4
General and administrative	—	(7.1)	0.8	126.7	2.0	122.4
Internal commissions expense	—	(1.4)		1.4	—	—
In Process research and development	—	—	—	27.1	—	27.1
Amortization of acquisition related intangible assets	—	1.2	—	21.7	—	22.9
Goodwill impairment	—	24.0	36.0	484.5	—	544.5
Restructuring, asset impairments and other, net	—	9.1	—	17.1	—	26.2
Total operating expenses	—	97.9	48.3	1,001.5	(36.3)	1,111.4
Operating income (loss)	—	(68.9)	(35.3)	(262.0)	0.3	(365.9)
Interest expense, net	(18.4)	(4.2)	—	(8.9)	0.1	(31.4)
Other	—	(1.7)	0.1	(30.3)	29.0	(2.9)
Gain (loss) on debt prepayment	11.0	—	—	—	—	11.0
Equity in earnings	(372.7)	(301.0)	0.4	0.1	673.2	—
Income (loss) before income taxes, and minority interests	(380.1)	(375.8)	(34.8)	(301.1)	702.6	(389.2)
Income tax provision	—	2.9	—	6.5	—	9.4
Minority interests	—	—	—	—	(0.3)	(0.3)
Net income (loss)	$(380.1)	$(372.9)	$(34.8)	$ (294.6)	$ 702.3	$ (380.1)
Net cash provided by (used in) operating activities	$ —	$ (21.9)	$ 0.2	$ 415.5	$ —	$ 393.8
Cash flows from investing activities:						
Purchases of property, plant and equipment	—	(22.8)	(0.2)	(72.0)	—	(95.0)
Deposits utilized for purchases of property, plant and equipment	—	—	—	0.4	—	0.4
Purchase of a business	—	(14.5)		197.6	—	183.1
Proceeds from sales of property, plant and equipment	—	38.6	—	0.6	—	39.2
Net cash provided by (used in) investing activities	—	1.3	(0.2)	126.6	—	127.7
Cash flows from financing activities:						
Intercompany loans	—	(750.0)	—	750.0	—	—
Intercompany loan repayments	—	780.0	—	(780.0)	—	—
Proceeds from debt issuance	—	—	—	77.1	—	77.1
Proceeds from issuance of common stock under the employee stock purchase plan	—	5.1	—	—	—	5.1
Proceeds from exercise of stock options	—	15.3	—	—	—	15.3
Repurchase of Treasury Stock	—	(2.9)	—	—	—	(2.9)
Dividends to minority shareholder of consolidated subsidiary	—	3.3	—	(4.8)	—	(1.5)
Equity injections from parent	—	—	3.3	—	—	3.3
Subsidiary declared dividend	—	15.9	(3.3)	(15.9)	—	(3.3)
Proceeds from issuance of common stock, net of issuance costs	—	—	—	—	—	—
Payment of capital lease obligation	—	(23.1)	—	(4.2)	—	(27.3)
Repayment of long term debt	—	(1.7)	—	(401.2)	—	(402.9)
Net cash provided by (used in) financing activities	—	41.9	—	(379.0)	—	(337.1)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	(0.3)	—	(0.3)
Net increase in cash and cash equivalents	—	21.3	—	162.8	—	184.1
Cash and cash equivalents, beginning of period	—	192.1	—	82.5	—	274.6
Cash and cash equivalents, end of period	$ —	$ 213.4	$ —	$ 245.3	$ —	$ 458.7

	Issuers	Guarantor Subsidiaries				
	ON Semiconductor Corporation (1)	SCI LLC	Other Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
For the year ended December 31, 2007						
Revenues	$ —	$ 522.9	$ 15.9	$1,949.5	$(922.1)	$1,566.2
Cost of revenues	—	442.5	1.7	1,453.3	(921.8)	975.7
Gross profit	—	80.4	14.2	496.2	(0.3)	590.5
Research and development	—	31.3	12.1	89.6	—	133.0
Selling and marketing	—	50.7	1.2	42.7	—	94.6
General and administrative	—	143.4	(150.0)	89.3	—	82.7
Restructuring, asset impairments and other, net	—	2.0	—	1.0	—	3.0
Total operating expenses	—	227.4	(136.7)	222.6	—	313.3
Operating income (loss)	—	(147.0)	150.9	273.6	(0.3)	277.2
Interest expense, net	(18.4)	0.5	(2.1)	(5.8)	—	(25.8)
Other	—	1.4	—	(1.4)	—	—
Loss on debt prepayment	—	(0.1)	—	—	—	(0.1)
Equity in earnings	260.6	399.0	3.3	—	(662.9)	—
Income (loss) before income taxes and minority interests	242.2	253.8	152.1	266.4	(663.2)	251.3
Income tax provision	—	2.6	—	(10.3)	—	(7.7)
Minority interests	—	—	—	—	(1.4)	(1.4)
Net income (loss)	$242.2	$ 256.4	$ 152.1	$ 256.1	$(664.6)	$ 242.2
Net cash provided by (used in) operating activities	$ —	$ (68.5)	$ 179.7	$ 205.9	$ —	$ 317.1
Cash flows from investing activities:						
Purchases of property, plant and equipment	—	(35.6)	(0.1)	(105.0)	—	(140.7)
Funds deposited for purchases of property, plant and equipment	—	—	—	2.5	—	2.5
Purchase of non-marketable securities	—	(1.5)	—	—	—	(1.5)
Purchase of a business	—	(34.9)	—	(112.1)	—	(147.0)
Proceeds from sales of property, plant and equipment	—	0.4	—	10.2	—	10.6
Net cash used in investing activities	—	(71.6)	(0.1)	(204.4)	—	(276.1)
Cash flows from financing activities:						
Intercompany loans	—	(764.2)	—	764.2	—	—
Intercompany loan repayments	—	947.5	(179.6)	(767.9)	—	—
Proceeds from debt issuance	—	0.5	—	25.0	—	25.5
Proceeds from issuance of common stock under the employee stock purchase plan	—	4.8	—	—	—	4.8
Proceeds from exercise of stock options and warrants	—	42.0	—	—	—	42.0
Repurchase of Tresaury Stock	—	(55.2)	—	—	—	(55.2)
Dividends to minority shareholder of consolidated subsidiary	—	8.4	—	(12.5)	—	(4.1)
Equity injections from Parent	—	—	8.4	—	—	8.4
Subsidiary declared dividend	—	—	(8.4)	—	—	(8.4)
Payment of capital lease obligation	—	(12.6)	—	(1.4)	—	(14.0)
Payment of debt issuance and amendment costs	—	(0.4)	—	—	—	(0.4)
Repayment of long term debt	—	(25.3)	—	(8.8)	—	(34.1)
Net cash provided by (used in) financing activities	—	145.5	(179.6)	(1.4)	—	(35.5)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	0.3	—	0.3
Net increase in cash and cash equivalents	—	5.4	—	0.4	—	5.8
Cash and cash equivalents, beginning of period	—	186.7	—	82.1	—	268.8
Cash and cash equivalents, end of period	$ —	$ 192.1	$ —	$ 82.5	$ —	$ 274.6

	Issuers	Guarantor Subsidiaries				
	ON Semiconductor Corporation (1)	SCI LLC	Other Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
For the year ended December 31, 2006						
Revenues	$ —	$ 531.3	$15.6	$1,842.6	$(857.7)	$1,531.8
Cost of revenues	—	430.8	2.5	1,382.0	(872.5)	942.8
Gross profit	—	100.5	13.1	460.6	14.8	589.0
Research and development	—	24.6	11.7	64.9	—	101.2
Selling and marketing	—	51.4	0.9	38.7	—	91.0
General and administrative	—	(9.3)	(0.1)	96.1	—	86.7
Restructuring, asset impairments and other, net	—	(5.0)	(0.7)	(1.2)	—	(6.9)
Total operating expenses	—	61.7	11.8	198.5	—	272.0
Operating income (loss)	—	38.8	1.3	262.1	14.8	317.0
Interest expense, net	(4.5)	(15.0)	(9.1)	(11.4)	—	(40.0)
Other	—	4.6	—	(4.1)	—	0.5
Loss on debt prepayment	—	(1.3)	—	—	—	(1.3)
Equity in earnings	276.6	237.6	5.9	—	(520.1)	—
Income (loss) before income taxes and minority interests	272.1	264.7	(1.9)	246.6	(505.3)	276.2
Income tax provision	—	5.8	—	(6.7)	—	(0.9)
Minority interests	—	—	—	—	(3.2)	(3.2)
Net income (loss)	$272.1	$ 270.5	$ (1.9)	$ 239.9	$(508.5)	$ 272.1
Net cash provided by operating activities	$ —	$ 185.7	$ 6.3	$ 157.8	$ —	$ 349.8
Cash flows from investing activities:						
Purchases of property, plant and equipment	—	(120.7)	(0.1)	(78.2)	—	(199.0)
Funds deposited for purchases of property, plant and equipment	—	—	—	(1.2)	—	(1.2)
Purchase of intangible assets	—	(11.9)	—	—	—	(11.9)
Purchases of held-to-maturity securities	—	(35.4)	—	—	—	(35.4)
Purchase of minority interest	—	—	(9.2)	—	—	(9.2)
Proceeds from sales of held-to-maturity securities	—	35.4	—	—	—	35.4
Proceeds from sales of available-for-sale securities	—	2.3	—	—	—	2.3
Proceeds from sales of property, plant and equipment	—	75.7	3.0	2.2	—	80.9
Proceeds from property insurance settlement	—	7.9	—	—	—	7.9
Net cash used in investing activities	—	(46.7)	(6.3)	(77.2)	—	(130.2)
Cash flows from financing activities:						
Intercompany loans	—	(530.9)	—	530.9	—	—
Intercompany loan repayments	—	615.6	—	(615.6)	—	—
Proceeds from debt issuance	—	484.0	—	25.0	—	509.0
Proceeds from issuance of common stock under the employee stock purchase plan	—	3.1	—	—	—	3.1
Proceeds from exercise of stock options and warrants	—	14.4	—	—	—	14.4
Repurchase of Treasury Stock	—	(300.0)	—	—	—	(300.0)
Dividends to minority shareholder of consolidated subsidiary	—	2.0	—	(3.4)	—	(1.4)
Payment of costs to issue common stock	—	76.1	—	—	—	76.1
Payment of capital lease obligation	—	(7.6)	—	—	—	(7.6)
Payment of debt issuance and amendment costs	—	(15.8)	—	—	—	(15.8)
Repayment of long term debt	—	(440.2)	—	(22.1)	—	(462.3)
Equity injections from Parent	—	—	2.0	—	—	2.0
Subsidiary declared dividend	—	—	(2.0)	—	—	(2.0)
Net cash used in financing activities	—	(99.3)	—	(85.2)	—	(184.5)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	0.4	—	0.4
Net increase (decrease) in cash and cash equivalents	—	39.7	—	(4.2)	—	35.5
Cash and cash equivalents, beginning of period	—	147.0	—	86.3	—	233.3
Cash and cash equivalents, end of period	$ —	$ 186.7	$ —	$ 82.1	$ —	$ 268.8

(1) The Company is a holding company and has no operations apart from those of its operating subsidiaries. Additionally, the Company does not maintain a bank account; rather, SCI LLC, its primary operating subsidiary, processes all of its cash receipts and disbursements on its behalf.

Note 9: Income Taxes

Geographic sources of income (loss) before income taxes and minority interests are as follows (in millions):

	Year ended December 31,		
	2008	2007	2006
United States	$(383.5)	$ (13.6)	$ 14.3
Foreign	(5.7)	264.9	261.9
	$(389.2)	$251.3	$276.2

The provision (benefit) for income taxes is as follows (in millions):

	Year ended December 31,		
	2008	2007	2006
Current			
Federal	$(13.7)	$ —	$ —
State and local	0.3	—	—
Foreign	10.1	4.6	(2.4)
	(3.3)	4.6	(2.4)
Deferred			
Federal	—	—	—
State and local	—	—	—
Foreign	(6.1)	3.1	3.3
	(6.1)	3.1	3.3
	$ (9.4)	$7.7	$ 0.9

A reconciliation of the U.S. federal statutory income tax rate to the Company's effective income tax rate is as follows:

	Year ended December 31,		
	2008	2007	2006
U.S. federal statutory rate	35.0%	35.0%	35.0%
Increase (decrease) resulting from:			
State and local taxes, net of federal tax benefit	(0.1)	—	—
Foreign withholding taxes	—	—	—
Foreign rate differential	0.4	(32.4)	(37.4)
Dividend income from foreign subsidiaries	(4.3)	17.2	6.5
Goodwill impairment	(23.3)	—	—
Change in valuation allowance	(8.8)	(16.4)	(2.0)
Tax reserves	3.0	(0.9)	(2.2)
Other	0.6	0.6	0.4
	2.5%	3.1%	0.3%

The tax effects of temporary differences in the recognition of income and expense for tax and financial reporting purposes that give rise to significant portions of the deferred tax assets, net of deferred tax liabilities as of December 31, 2008 and December 31, 2007 are as follows (in millions):

	Year ended December 31,	
	2008	2007
Net operating loss and tax credit carryforwards	$ 443.1	$ 373.5
Tax-deductible goodwill	109.7	122.4
Reserves and accruals	33.3	20.6
Property, plant and equipment	36.6	51.7
Inventories	16.5	15.7
Other	33.1	35.2
Gross deferred tax assets	$ 672.3	$ 619.1
Valuation allowance	(670.2)	(619.3)
Net deferred tax asset (liability)	$ 2.1	$ (0.2)

A valuation allowance has been recorded against the Company's deferred tax assets, with the exception of deferred tax assets at certain foreign subsidiaries, as management cannot conclude that it is more likely than not that these assets will be realized. As of December 31, 2008, the Company had $12.3 million of valuation allowance related to stock option deductions, which, if realized, will be accounted for as an addition to equity rather than as a reduction to the provision for income taxes.

As of December 31, 2008, the Company's federal, state, and foreign net operating loss carryforwards ("NOLs") were $1,014.7 million, $1,081.4 million and $31.4 million, respectively. If not utilized, these NOLs will expire in varying amounts from 2009 through 2026. Pursuant to Sections 382 and 383 of the Internal Revenue Code, the utilization of NOLs and other tax attributes may be subject to substantial limitations if certain ownership changes occur during a three-year testing period (as defined by the Internal Revenue Code). During 2006, such an ownership change occurred, limiting the use of federal NOL's to approximately $93.1 million per year.

The Company reviews the collectibility of its tax receivables due from various jurisdictions and when recovery is uncertain, the Company reserves amounts deemed to be uncollectible. If the receipts of these amounts occur or are assured, the reversal of the reserves previously established would result in a tax benefit in the period. As of December 31, 2008 the Company had no allowances for tax receivables.

The 2008 provision included $2.2 million for income and withholding taxes of certain of the Company's foreign operations and $5.4 million of new reserves for potential liabilities in foreign taxing jurisdictions, partially offset by the reversal of $17.0 million of previously accrued income taxes for anticipated audit issues.

Each year, the Company reassesses its intentions regarding repatriation of undistributed earnings from non-U.S. subsidiaries, concluding that except for certain earnings that the Company intends to reinvest indefinitely, provisions will be made for the estimated U.S. federal income taxes applicable to undistributed earnings of non-U.S. subsidiaries on the belief that those earnings will be ultimately dividended to the parent. Undistributed earnings of approximately $594.1 million at December 31, 2008, have been indefinitely reinvested; therefore, no provision has been made for taxes due upon remittance of these earnings. Determination of the amount of unrecognized deferred tax liability on these undistributed earnings is not practicable.

The 2007 provision included $9.9 million for income and withholding taxes of certain of the Company's foreign operations and $5.1 million of new reserves for potential liabilities in foreign taxing jurisdictions, partially offset by the reversal of $7.3 million of previously accrued income taxes for anticipated audit issues.

The 2006 provision included $6.4 million for income and withholding taxes of certain of the Company's foreign operations and $1.9 million of new reserves for potential liabilities in foreign taxing jurisdictions, partially offset by the reversal of $7.4 million of previously accrued income taxes for anticipated audit issues.

The Company or one of its subsidiaries files income tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions. With few exceptions, we are no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2002.

The Company adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," on January 1, 2007 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes in an enterprise's financial statements in accordance with FASB Statement No. 109 "Accounting for Income Taxes." As a result of the implementation of FIN 48, the Company recognized approximately $8.9 million increase in the liability for unrecognized tax benefits, which was accounted for as a reduction to the January 1, 2007, balance of retained earnings. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in millions):

Balance at January 1, 2007	$ 21.7
Additions based on tax positions related to the 2007 year	1.7
Additions for tax positions of prior years	—
Reductions for tax positions of prior years	(1.7)
Lapse of statute	(0.7)
Settlements	(1.1)
Balance at December 31, 2007	19.9
Reserves acquired—AMIS and Catalyst	6.8
Additions related to tax positions current year	4.0
Additions related to tax positions of prior years	—
Reductions for tax positions of prior years	(0.7)
Lapse of statute	(10.5)
Settlements	(1.2)
Currency adjustments	1.1
Balance at December 31, 2008	$ 19.4

Included in the balance at December 31, 2008 balance of $17.4 million relates to unrecognized tax positions that, if recognized, would affect the annual effective tax rate. No portion of the total $19.4 million balance of unrecognized tax benefit at December 31, 2008 is related to tax positions for which it is reasonably possible that the total amounts could significantly change during the twelve months following December 31, 2008, as a result of expiring statutes of limitations.

The Company recognizes interest and penalties accrued in relation to unrecognized tax benefits in tax expense. The Company recognized approximately $(4.1) million and $2.7 million in interest and penalties expense (benefit) at December 31, 2008 and 2007, respectively. Additionally, upon the acquisition of AMIS and Catalyst, the balance of accrued interest and penalties increased $1.2 million. The Company had approximately $3.9 million and $6.8 million for the payment of interest and penalties accrued at December 31, 2008 and 2007, respectively.

Note 10: Common Stock, Treasury Stock and Net Income (Loss) Per Share

In March 2008, the Company's stockholders approved an amendment to our Amended and Restated Certificate of Incorporation to increase the authorized shares of common stock from 600 million to 750 million shares. During 2008, the Company issued 114.1 million shares in association with the AMIS and Catalyst acquisitions.

In May 2006, the Company's stockholders approved an amendment to our Amended and Restated Certificate of Incorporation to increase the authorized shares of common stock from 500 million shares to 600 million shares.

Net income (loss) per share calculations for 2008, 2007 and 2006 are as follows (in millions, except per share data):

	2008	2007	2006
Net income (loss) applicable to common stock	$(380.1)	$242.2	$272.1
Add: Amortization of debt issuance costs of zero coupon convertible subordinated notes, net of tax	—	—	0.8
Diluted net income (loss) applicable to common stock	$(380.1)	$242.2	$272.9
Basic weighted average common shares outstanding	379.0	290.8	319.8
Add: Incremental shares for:			
Dilutive effect of stock options	—	7.5	6.5
1.875% convertible senior subordinated notes	—	2.9	1.1
Convertible zero coupon senior subordinated notes	—	—	14.7
Diluted weighted average common shares outstanding	379.0	301.2	342.1
Income (loss) per common share			
Basic:	$ (1.00)	$ 0.83	$ 0.85
Diluted:	$ (1.00)	$ 0.80	$ 0.80

Basic income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period.

The number of incremental shares from the assumed exercise of stock options is calculated by applying the treasury stock method. For 2008, the effect of stock option shares were not included as the related impact would have been anti-dilutive as the Company generated a net loss. Had the Company generated net income during the year ended December 31, 2008, the assumed exercise of stock options would have resulted in additional incremental shares of diluted weighted average common shares outstanding of 2.1 million. Common shares relating to the employee stock options where the exercise price exceeded the average market price of the Company's common shares or the assumed exercise would have been anti-dilutive during these periods were also excluded from the diluted net income per share calculation. The excluded option shares were 34.7 million, 7.2 million and 12.6 million for the years ended December 31, 2008, 2007, and 2006, respectively.

Additionally, warrants held by non-employees to purchase 5.3 million shares of the Company's common stock, which were issued as part of the AMIS acquisition, were outstanding as of December 31, 2008, but were not included in the computation of diluted net income per share as the effect would have been anti-dilutive under the treasury stock method.

Additionally, warrants held by non-employees to purchase approximately 53,000 shares of the Company's common stock, which were issued as part of the Catalyst acquisition, were outstanding as of December 31, 2008, but were not included in the computation of diluted net income per share as the effect would have been anti-dilutive under the treasury stock method.

As a result of the July 2006 exchange offer (see Note 8: "Long-Term Debt" for discussion), the zero coupon convertible senior subordinated notes due 2024 are convertible into cash up to the par value of $260.0 million, based on conversion price of $9.82 per share. The excess of fair value over par value is convertible into stock. As of December 31, 2008, 2007 and 2006 the Company's common stock traded below $9.82; thus, the effects of an assumed conversion would have been anti-dilutive and therefore were excluded during the periods subsequent to the exchange offer.

For the year ended December 31, 2008, the assumed conversion of the 1.875% convertible senior subordinated notes was also excluded in determining diluted net income per share. The 1.875% convertible senior subordinated notes are convertible into cash up to the par value of $95.0 million, based on a conversion price of $7.00 per share. The excess of fair value over par value is convertible into stock. As of December 31, 2008 the Company's common stock traded below $7.00; thus, the effects of an assumed conversion would have been anti-dilutive and therefore were excluded.

For the years ended December 31, 2008, 2007 and 2006, the assumed conversion of the 2.625% convertible senior subordinated notes was also excluded in determining diluted net income per share. The 2.625% convertible senior subordinated notes are convertible into cash up to the par value of $484.0 million, based on a conversion price of $10.50 per share. The excess of fair value over par value is convertible into stock. As of December 31, 2007 and 2006 the Company's common stock traded below $10.50; thus, the effects of an assumed conversion would have been anti-dilutive and therefore were excluded.

See Note 8: "Long-Term Debt" for further discussion of the zero coupon convertible senior subordinated notes, the 1.875% and 2.625% convertible senior subordinated notes.

Treasury Stock is recorded at cost and is presented as a reduction of stockholders' equity in the accompanying consolidated financial statements. The Company used proceeds from the issuance of its 2.625% convertible senior subordinated notes due 2026 and cash on hand to repurchase 40,415,970 shares of its common stock during 2006. Of this total, 9,749,303 shares of the Company's Common stock was repurchased from TPG at a price of $7.18 per share. This per share purchase price represented a discount of approximately 3% from the closing price of the Company's common stock on the day prior to the execution of the related purchase agreement between TPG and the Company. Additionally, the Company used cash on hand to repurchase 5,000,000 shares of its common stock during the year ended December 31, 2007, at a price of $11.05 per share. During 2008, the Company repurchased 0.5 million of treasury stock as a result of net share settlement method of tax withholding associated with restricted stock units. None of these shares had been reissued or retired as of December 31, 2008, but may be reissued or retired by the Company at a later date.

Note 11: Employee Stock Benefit Plans

Employee Stock Options

The Company adopted the ON Semiconductor 1999 Founders Stock Option Plan ("the 1999 Plan"), which is an incentive plan for key employees, directors and consultants. A total of 11.6 million shares of the Company's common stock have been reserved for issuance under the 1999 Plan. The 1999 Plan is administered by the Board of Directors or a committee thereof, which is authorized to, among other things, select the key employees, directors and consultants who will receive grants and determine the exercise prices and vesting schedules of the options.

On February 17, 2000, the Company adopted the 2000 Stock Incentive Plan ("the 2000 Plan") which provides key employees, directors and consultants with various equity-based incentives as described in the plan document. The 2000 Plan is administered by the Board of Directors or a committee thereof, which is authorized to determine, among other things, the key employees, directors or consultants who will receive awards under the plan, the amount and type of award, exercise prices or performance criteria, if applicable, and vesting schedules. Through December 31, 2004, stockholders had approved amendments to the 2000 Plan which have increased the number of shares of the Company's common stock reserved and available for grant to 30.5 million, plus an additional number of shares of the Company's common stock equal to 3% of the total number of outstanding shares of common stock effective automatically on January 1st of each year beginning January 1, 2005 and ending January 1, 2010. As of January 1, 2009 and 2008, the number of shares of the Company's common stock reserved and available for grant increased by 17.3 million and 8.8 million, respectively to 82.2 million and 64.9 million, respectively. The 17.3 million increase as of January 1, 2009 consisted of 12.4 million shares pursuant to the evergreen increase and 4.9 million shares from companies acquired in 2008.

The 2000 Plan has also been amended to increase the maximum number of options granted to any one participant during the fiscal year from 1.0 million shares to 2.5 million, and to allow the Board of Directors to adopt a program of exchanging underwater options for newly issued options.

In March 2008 the Company assumed approximately 9.4 million employee stock options and 1.1 millions restricted stock unit awards in accordance with applicable NASDAQ listing standards under the AMIS Holdings, Inc. Amended and Restated 2000 Equity Incentive Plan, which has not be approved by the Company stockholders but which was approved by AMIS Holdings, Inc. ("AMI") stockholders. Approximately 4.9 million shares were added to the SIP as a result of the assumption of the number of shares remaining available for grant under the AMIS Holdings, Inc. Employee Stock Purchase Plan and the AMIS Holdings, Inc. Amended and Restated 2000 Equity Incentive Plan.

In October 2008 the Company also assumed approximately 3.9 millions employee stock options and 0.4 million restricted stock unit awards in accordance with applicable NASDAQ listing standards under the following plans, which have not been approved by the Company stock holders but which were approved by Catalyst Semiconductor, Inc. ("Catalyst") stockholders: the Catalyst Options Amended and Restated 2003 Stock Incentive Plan, the Catalyst 2003 Director Stock Option Plan, and the Catalyst 1998 Special Equity Incentive Plan.

Generally, the options granted under both plans vest over a period of four years and have a term of 10 years. Under the 1999 Plan, all outstanding options and under the 2000 Plan certain outstanding options vest automatically upon a change of control, as defined in the plan document, provided the option holder is employed by the Company on the date of the change in control. Under the 2000 Plan, certain other outstanding options vest upon a change of control if the Board of Directors of the Company, at its discretion, provides for acceleration of the vesting of said options. Upon the termination of an option holder's employment, all unvested options will immediately terminate and vested options will generally remain exercisable for a period of 90 days after the date of termination (one year in the case of death or disability), unless otherwise specified in an option holder's employment or stock option agreement.

There was an aggregate of 24.9 million and 21.0 million shares of common stock available for grant under both plans at December 31, 2008 and December 31, 2007, respectively.

Restricted Stock Units and Awards

The Company's 2000 Stock Incentive Plan permits the granting of restricted stock units to eligible employees and non-employee directors at fair market value at the date of the grant. Restricted stock units vest over three to four years or based on the achievement of certain performance criteria and are payable in shares of the Company's stock upon vesting.

During 2008, the Company issued 1.6 million restricted stock units to certain officers and employees of the Company that vest upon the achievement of certain performance criteria. The number of units vesting is evaluated each reporting period and compensation expense is recognized for those units for which issuance is probable. As of December 31, 2008, the Company determined that it is probable that only a certain portion of those performance criteria will be met. Compensation expense of $6.5 million was recognized during the year for performance based restricted stock units that are expected to vest.

The following table presents a summary of the status of the Company's non-vested restricted stock units granted to certain officers and directors of the Company as of December 31, 2008, and changes during the year ended December 31, 2008 (number of shares in millions):

	Year Ended December 31, 2008	
	Number of Shares	Weighted-Average Grant Date Fair Value
Nonvested shares of restricted stock units at December 31, 2007	1.5	$10.55
Granted	3.5	6.89
Assumed in acquisitions	1.5	5.07
Released	(1.4)	9.00
Forfeited	(0.2)	6.04
Nonvested shares of restricted stock units at December 31, 2008	4.9	$ 6.96

During the year ended December 31, 2008, the Company granted 0.1 million shares in restricted stock awards with immediate vesting and with a weighted average grant date fair value of $6.03 per share

As of December 31, 2008, there was approximately $13.3 million of total unrecognized compensation cost related to non-vested restricted stock units granted under the plan; of this total approximately $0.6 million of unrecognized compensation expense related to the performance based restricted stock units. The cost is expected to be recognized over the vesting period; for restricted stock units with performance criteria expense will be recognized over the period the performance criteria is expected to be met. Unrecognized compensation cost related to certain 2008 performance criteria are excluded because it is assumed those performance criteria will not be met. Compensation expense related to restricted stock units was $14.1 million for the year ended December 31, 2008.

Employee Stock Purchase Plan

On February 17, 2000, the Company adopted the 2000 Employee Stock Purchase Plan. Subject to local legal requirements, each of the Company's eligible employees has the right to elect to have up to 10% of their payroll applied towards the purchase of shares of the Company's common stock at a price equal to 85% of the fair market value of such shares as determined under the plan. Employees are limited to annual purchases of $25,000 under this plan. In addition, during each quarterly offering period, employees may not purchase stock exceeding the lesser of (i) 500 shares, or (ii) the number of shares equal to $6,250 divided by the fair market value of the stock on the first day of the offering period. During the years ended December 31, 2008 and 2007 employees purchased approximately 1.2 million shares and 0.6 million shares under the plan, respectively. Through December 31, 2004, shareholders have approved amendments to the 2000 Employee Stock Purchase Plan which have increased the number of shares of the Company's common stock issuable there under to 8.5 million shares. As of December 31, 2008, there were 1.1 million shares available for issuance under the Employee Stock Purchase Plan.

Share-Based Compensation Information under SFAS No. 123R

The fair value of each option grant in 2006 and thereafter is estimated on the date of grant using a lattice-based option valuation model. The lattice-based model uses: 1) a constant volatility; 2) an employee exercise behavior model (based on an analysis of historical exercise behavior); and 3) the treasury yield curve to calculate the fair value of each option grant.

The weighted-average estimated fair value of employee stock options granted during the years ended December 31, 2008, 2007 and 2006 was $3.30 per share, $3.72 per share and $2.90 per share, respectively, and was calculated using the lattice-based model with the following weighted-average assumptions (annualized percentages):

	Year Ended December 31, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006
Volatility	55.4%	41.9%	49.2%
Risk-free interest rate	2.8%	4.4%	4.8%
Expected Term	5.2 years	4.2 years	4.0 years

The volatility input is developed using implied volatility. The expected term of options represents the period of time that the options are expected to be outstanding. The expected term disclosure above is computed using the lattice model's estimated fair value as an input to the Black-Sholes formula and solving for expected term. The risk-free rate is based on zero-coupon U.S. Treasury yields in effect at the date of grant with the same period as the expected term.

Share-based compensation expense recognized in the Consolidated Statement of Operations is based on awards ultimately expected to vest. Forfeitures estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Pre-vesting forfeitures were estimated to be approximately 13%, 12% and 13% in the years ended December 31, 2008, 2007 and 2006, respectively.

The Company uses the Black-Scholes option-pricing model to calculate the fair value of shares issued under the 2000 Employee Stock Purchase Plan. The weighted-average fair value of shares issued under the Employee Stock Purchase Plan during the years ended December 31, 2008, 2007 and 2006 were $2.13 per share, $2.31 per share and $1.49 per share, respectively. The weighted-average assumptions used in the pricing model are as follows:

Employee Stock Purchase Plan	Year Ended December 31, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006
Expected life (in years)	0.25	0.25	0.25
Risk-free interest rate	1.67%	4.57%	4.76%
Volatility	58.00%	40.00%	46.00%

Total share-based compensation expense, related to the Company's employee stock options, employee stock purchase plan and restricted stock units recognized for the years ended December 31, 2008, 2007 and 2006 were comprised as follows (in millions, except per share data):

	Year Ended December 31, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006
Cost of revenues	$ 8.8	$ 4.7	$ 2.5
Research and development	5.7	2.6	1.7
Selling and marketing	5.3	2.9	2.1
General and administrative	13.4	6.3	3.9
Share-based compensation expense before income taxes	33.2	16.5	10.2
Related income tax benefits (1)	—	—	—
Share-based compensation expense, net of taxes	$33.2	$16.5	$10.2

(1) Most of the Company's share-based compensation relates to its domestic subsidiaries which have historically experienced recurring net operating losses; therefore, no related income tax benefits are expected.

The Company recorded $12.8 million in share-based compensation expense during the year ended December 31, 2008, related to share-based awards granted during the year ended December 31, 2008. This expense was comprised as follows (in millions):

	Year Ended December 31, 2008
Stock Options	$ 4.1
Restricted Stock Units	5.5
Restricted Stock Awards	0.7
Employee Stock Purchase Plan	2.5
Total Expense related to share-based awards granted during the year	$12.8

A summary of stock option transactions for all stock option plans follows (in millions except per share and term data):

	Year Ended December 31, 2008			
	Number of Shares	Weighted-Average Exercise Price	Weighted - Average Remaining Contractual Term (in years)	Agregate Intrinsic Value (In-The-Money)
Outstanding at December 31, 2007	21.5	$7.08		
Grants	7.5	6.56		
Assumed in acquisitions	13.3	8.42		
Exercises	(2.6)	5.74		
Cancellations	(3.2)	9.19		
Outstanding at December 31, 2008	36.5	$7.38	6.12	$3.80
Exercisable at December 31, 2008	19.5	$7.47	4.38	$3.70

Net stock options, after forfeitures and cancellations, granted during the year ended December 31, 2008 and December 31, 2007 represented 1.5% and 1.7% of outstanding shares as of the beginning of each such fiscal year, respectively. Total stock options granted during the years ended December 31, 2008 and December 31, 2007 represented 1.8% and 2.1% of outstanding shares as of the end of each such fiscal year, respectively.

At December 31, 2008, total unrecognized estimated compensation cost related to non-vested stock options granted prior to that date was $28.2 million, which is expected to be recognized over a weighted average period of 2.6 years. The total intrinsic value of stock options exercised during the year ended December 31, 2008 was $8.7 million. The Company recorded cash received from the exercise of stock options of $15.3 million and cash from issuance of shares under the Employee Stock Purchase Plan of $5.1 million and no related tax benefits during the year ended December 31, 2008. Upon option exercise or completion of a purchase under the Employee Stock Purchase Plan the Company issues new shares of stock.

Additional information about stock options outstanding at December 31, 2008 with exercise prices less than or above $3.40 per share, the closing price at December 31, 2008, follows (number of shares in millions):

	Exerciseable		Unexerciseable		Total	
Exercise Prices	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Less than $3.40	3.2	$2.25	0.1	$2.68	3.3	$2.26
Above $3.40	16.3	$8.50	16.9	$7.30	33.2	$7.89
Total outstanding	19.5	$7.47	17.0	$7.27	36.5	$7.38

Note 12: Employee Benefit Plans

Defined Benefit Plans

Benefits under all of the Company's plans are valued utilizing the projected unit credit cost method. The Company's policy is to fund its defined benefit plans in accordance with local requirements and regulations. The Company expects to contribute $3.0 million in 2009. As discussed below, the 2009 funding is primarily driven by the Company's current assessment of the economic environment and projected benefit payments of its foreign subsidiaries. The Company's measurement date for determining its defined benefit obligations for all plans is December 31 of each year.

Certain of the Company's foreign subsidiaries provide retirement plans for substantially all of their employees. Such plans conform to local practice in terms of providing minimum benefits mandated by law, collective agreements or customary practice. The assumed rate of return on plan assets for these plans for 2009 is 5.21%. The Company's expected long-term rate of return on plan assets is updated at least annually, taking into consideration our asset allocation, historical returns on similar types of assets and the current economic environment. For estimation purposes, we assume our long-term asset mix will generally be consistent with the current mix.

The Company recognizes actuarial gains and losses during the fourth quarter of each year, which is the period the Company's annual pension plan actuarial valuations are prepared.

The following is a summary of the status of the Company's various pension plans and the net periodic pension cost (dollars in millions):

	Year Ended December 31,		
	2008	2007	2006
	Foreign Pension Plans	Foreign Pension Plans	Foreign Pension Plans
Service cost	$ 3.8	$ 1.1	$ 1.0
Interest cost	2.9	1.2	1.0
Expected return on plan assets	(2.6)	(0.7)	(0.6)
Amortization of prior service cost	0.4	0.3	0.3
Other losses (gains)	1.1	0.4	(0.8)
Total net periodic pension cost	$ 5.6	$ 2.3	$ 0.9
Weighted average assumptions			
Discount rate	5.26%	4.48%	4.65%
Expected return on plan assets	5.21%	5.07%	5.42%
Rate of compensation increase	4.74%	3.18%	3.74%

	December 31,	
	2008	2007
	Foreign Pension Plans	Foreign Pension Plans
Change in projected benefit obligation		
Projected benefit obligation at the beginning of the year	$ 27.0	$ 25.6
Benefit obligation incurred through acquisition	38.2	—
Service cost	3.8	1.1
Interest cost	2.9	1.2
Net actuarial (gain) or loss	(6.4)	0.8
Benefits paid	(3.6)	(1.7)
Translation (gain) or loss	4.7	—
Projected benefit obligation at the end of the year	$ 66.6	$ 27.0
Accumulated benefit obligation at the end of the year	$ 49.9	$ 22.4
Change in plan assets		
Fair value of plan assets at the beginning of the year	13.6	$ 12.8
Plan assets incurred through acquisition	49.4	—
Actual return on plan assets	(2.6)	—
Benefits paid from plan assets	(3.6)	(1.7)
Employer contributions	3.1	2.5
Translation gain	2.5	—
Fair value of plan assets at the end of the year	$ 62.4	$ 13.6
Amounts recognized in the statement of financial position consist of:		
Noncurrent assets	$ 11.9	$ —
Current liabilities	(0.3)	(0.2)
Noncurrent liabilities	(15.8)	(13.2)
Funded status	$ (4.2)	$(13.4)
Amounts recognized in accumulated other comprehensive income consist of:		
Prior service cost	$ 0.6	$ 0.8
Weighted average assumptions at the end of the year		
Discount rate	5.26%	4.48%
Rate of compensation increase	4.74%	3.18%

As of December 31, 2008 and 2007, respectively, the assets of the Company's foreign plans were invested in 65% and 41% equity securities, 29% and 49% debt securities and 6% and 10% in other investments, which included investment contracts and other short-term investments. This asset allocation is based on the anticipated required funding amounts, timing of benefit payments, historical returns on similar assets and the current economic environment.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $25.0 million, $23.0 million, and $9.6 million, respectively, as of December 31, 2008 and $21.4 million, $19.9 million, and $9.6 million, respectively, as of December 31, 2007.

The expected benefit payments for the Company's defined benefit plans by year from 2009 through 2013 and the five years thereafter are as follows (in millions):

2009	$ 1.1
2010	4.0
2011	1.1
2012	2.7
2013	2.8
5 years thereafter	23.6
Total	$35.3

As required by SFAS No. 158 for the fiscal periods ending after December 15, 2006, the Company recognizes a liability in its financial statements for the underfunded status of its pension plans. The total underfunded status was $16.1 million at December 31, 2008. The Company's expected contributions to fund the $16.1 million liability at December 31, 2008 by year from 2009 through 2013 and the years thereafter are as follows (in millions):

2009	$ 3.0
2010	3.0
2011	3.0
2012	3.0
2013	3.0
Thereafter	1.1
Total	$16.1

Defined Contribution Plans

The Company has a deferred compensation savings plan ("the Savings Plan") for all eligible U.S. employees established under the provisions of Section 401(k) of the Internal Revenue Code. Eligible employees may contribute a percentage of their salary subject to certain limitations. During the year ended December 31, 2006 the Company elected to have a discretionary matching contribution of 100% of the first 3% of employee contributions and, if certain financial goals are achieved, up to an additional 50% of the next 6% of employee contributions. Beginning January 1, 2007, the Company elected to have a matching contribution of 100% of the first 4% of employee contributions. The Company recognized $7.1 million, $5.9 million and $4.2 million of expense relating to matching contributions in 2008, 2007 and 2006, respectively.

Certain foreign subsidiaries have defined contribution plans in which eligible employees participate. The Company recognized compensation expense of $0.5 million, $0.4 million and $0.4 million relating to these plans for the years ended 2008, 2007 and 2006, respectively.

Note 13: Financial Instruments

Foreign Currencies

As a multinational business, the Company's transactions are denominated in a variety of currencies. When appropriate, the Company uses forward foreign currency contracts to reduce its overall exposure to the effects of currency fluctuations on its results of operations and cash flows. The Company's policy prohibits trading in currencies for which there are no underlying exposures, or entering into trades for any currency to intentionally increase the underlying exposure.

The Company primarily hedges existing assets and liabilities and cash flows associated with transactions currently on its balance sheet.

At December 31, 2008 and 2007 the Company had net outstanding foreign exchange contracts in a buy position with a net notional amount of $49.4 million and $29.9 million, respectively. Such contracts were obtained through financial institutions and were scheduled to mature within three months. Management believes that these financial instruments should not subject the Company to increased risks from foreign exchange movements because gains and losses on these contracts, should offset losses and gains on the assets, liabilities and transactions being hedged. The following schedule shows the Company's net foreign exchange positions in U.S. dollars as of December 31, 2008 and 2007 (in millions):

	December 31,	
	2008 Buy (Sell)	2007 Buy (Sell)
Japanese Yen	$ 6.9	$ (4.4)
Euro	11.6	—
Great Britain Pound	—	(0.9)
Taiwan Dollar	(1.0)	(0.8)
Chinese Renminbi	2.3	—
Malaysian Ringgit	18.5	15.7
Philippine Peso	(0.3)	(0.6)
Singapore Dollar	3.0	2.7
Czech Koruna	8.4	13.3
Slovak Koruna	—	4.9
	$49.4	$29.9

The Company is exposed to credit-related losses if counterparties to its foreign exchange contracts fail to perform their obligations. At December 31, 2008, the counterparty on the Company's foreign exchange contracts is a highly rated financial institution and no credit-related losses are anticipated. Amounts payable or receivable under the contracts are included in other current assets or accrued expenses in the accompanying consolidated balance sheet. For 2008, 2007 and 2006, realized and unrealized foreign currency transaction gains (losses) totaled $(2.8) million, zero and $(3.5) million, respectively.

Other

At December 31, 2008, the Company had no outstanding commodity derivatives, currency swaps or options relating to either its debt instruments or investments. The Company does not hedge the value of its equity investments in its subsidiaries or affiliated companies.

Note 14: Fair Value of Financial Instruments

The following table summarizes our financial assets and liabilities measured at fair value on a recurring basis in accordance with FAS 157 as of December 31, 2008 (in millions):

Description	Balance as of December 31, 2008	Quoted Prices in Active Markets (Level 1)
Assets:		
Cash and cash equivalents:		
Demand and time deposits	$259.1	$259.1
Comercial paper	61.4	61.4
Money market funds	138.2	138.2
Total financial assets	$458.7	$458.7
Liabilities:		
Forign currency exchange contracts	$ 0.8	$ 0.8

Our financial assets and liabilities are valued using market prices on active markets (level 1). Level 1 instrument valuations are obtained from real-time quotes for transactions in active exchange markets involving identical assets.

As of December 31, 2008, we held no direct investments in auction rate securities, collateralized debt obligations, structured investment vehicles or mortgage-backed securities.

Long-term Debt, Including Current Portion

The fair values of the Company's long-term borrowings are determined by obtaining quoted market prices (level 1 under SFAS 157) if available or market prices for comparable debt instruments (level 2 under SFAS 157).

The carrying amounts and fair values of the Company's long-term borrowings at December 31, 2008 and 2007 are as follows (in millions):

	December 31, 2008		December 31, 2007	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Long-term debt, including current portion	$ (1,169.3)	$ (858.0)	$ (1,159.4)	$ (1,268.1)

Note 15: Commitments and Contingencies

Leases

The following is a schedule by year of future minimum lease obligations under non-cancelable operating leases as of December 31, 2008 (in millions):

Year ending December 31,	
2009	$17.6
2010	12.9
2011	10.9
2012	9.3
2013	4.6
Thereafter	16.3
Total (1)	$71.6

(1) Minimum payments have not been reduced by minimum sublease rentals of $0.6 million due in the future under subleases. Minimum payments include the interest portion of payments for capital lease obligations.

The Company's existing leases do not contain significant restrictive provisions; however, certain leases contain renewal options and provisions for payment by the Company of real estate taxes, insurance and maintenance costs. Total rent expense associated with operating leases for 2008, 2007 and 2006 was $18.7 million, $9.2 million, and $6.8 million, respectively.

Other Contingencies

The Company's headquarters and manufacturing facility in Phoenix, Arizona is located on property that is a "Superfund" site, a property listed on the National Priorities List and subject to clean-up activities under the Comprehensive Environmental Response, Compensation, and Liability Act. Motorola is actively involved in the cleanup of on-site solvent contaminated soil and groundwater and off-site contaminated groundwater pursuant to consent decrees with the State of Arizona. As part of the August 4, 1999 recapitalization, Motorola has retained responsibility for this contamination, and has agreed to indemnify the Company with respect to remediation costs and other costs or liabilities related to this matter.

Manufacturing facilities in Slovakia and in the Czech Republic have ongoing remediation projects to respond to releases of hazardous substances that occurred during the years that these facilities were operated by government-owned entities. In each case, these remediation projects consist primarily of monitoring groundwater wells located on-site and off-site with additional action plans developed to respond in the event activity levels are exceeded at each of the respective locations. The governments of the Czech Republic and Slovakia have agreed to indemnify the Company and the respective subsidiaries, subject to specified limitations, for remediation costs associated with this historical contamination. Based upon the information available, total future remediation costs to the Company are not expected to be material.

The Company's design center in East Greenwich, Rhode Island is located on property that has localized soil contamination. In connection with the purchase of the facility, the Company entered into a Settlement Agreement and Covenant Not To Sue with the State of Rhode Island. This agreement requires that remedial actions be undertaken and a quarterly groundwater monitoring program be initiated by the former owners of the property. Based on the information available, any costs to the Company in connection with this matter are not expected to be material.

As a result of the acquisition of AMIS, the Company is a "primary responsible party" to an environmental remediation and cleanup at AMIS's former corporate headquarters in Santa Clara, California. Costs incurred by AMIS include implementation of the clean-up plan, operations and maintenance of remediation systems, and other project management costs. However, AMIS's former parent company, a subsidiary of Nippon Mining contractually agreed to indemnify AMIS and the Company for any obligation relating to environmental remediation and cleanup at this location. In accordance with Statement of Position (SOP) No. 96-1, "Environmental Remediation Liabilities," the Company has not offset the receivable from Nippon Mining's subsidiary against the estimated liability on the consolidated balance sheets. Therefore, a receivable from Nippon Mining's subsidiary is recorded on the accompanying consolidated balance sheets as of December 31, 2008 related to this matter for approximately $0.1 million. The Company does not believe that the liability and receivable amounts are material to the Company's consolidated financial position, results of operations or cash flow.

The Company has a bank guarantee of $4.8 million that was outstanding under a non-reusable commitment credit with a Belgian bank as of December 31, 2008. The Belgian bank that issued the guarantee has the right to create a mortgage on the real property of one of our European subsidiaries in the amount of $3.0 million but had not done so as of December 31, 2008. The Company also has outstanding bank guarantees and letters of credit outside of our revolving facility and the non-reusable commitment credit totaling $10.9 million at December 31, 2008.

Indemnification Contingencies

The Company is a party to a variety of agreements entered into in the ordinary course of business pursuant to which it may be obligated to indemnify the other parties for certain liabilities that arise out of or relate to the subject matter of the agreements. Some of the agreements entered into by the Company require it to indemnify the other party against losses due to intellectual property infringement, property damage including environmental contamination, personal injury, failure to comply with applicable laws, the Company's negligence or willful misconduct, or breach of representations and warranties and covenants related to such matters as title to sold assets.

The Company is a party to various agreements with Motorola which were entered into in connection with the Company's separation from Motorola. Pursuant to these agreements, the Company has agreed to indemnify Motorola for losses due to, for example, breach of representations and warranties and covenants, damages arising from assumed liabilities or relating to allocated assets, and for specified environmental matters. The Company's obligations under these agreements may be limited in terms of time and/or amount and payment by the Company is conditioned on Motorola making a claim pursuant to the procedures specified in the particular contract, which procedures typically allow the Company to challenge Motorola's claims.

The Company faces risk of exposure to warranty and product liability claims in the event that its products fail to perform as expected or such failure of its products results, or is alleged to result, in bodily injury or property damage (or both). In addition, if any of the Company's designed products are alleged to be defective, the Company may be required to participate in their recall. Depending on the significance of any particular customer and other relevant factors, the Company may agree to provide more favorable indemnity rights to such customers for valid warranty claims.

In connection with the acquisition of the LSI's Gresham, Oregon wafer fabrication facility, and ADI's PTC Business, we entered into various agreements with LSI and ADI, respectively. Pursuant to certain of these agreements, we agreed to indemnify LSI and ADI, respectively, for certain things limited in most instances by time and/or monetary amounts.

The Company and its subsidiaries provide for indemnification of directors, officers and other persons in accordance with limited liability agreements, certificates of incorporation, by-laws, articles of association or similar organizational documents, as the case may be. The Company maintains directors' and officers' insurance, which should enable it to recover a portion of any future amounts paid.

In addition to the above, from time to time the Company provides standard representations and warranties to counterparties in contracts in connection with sales of its securities and the engagement of financial advisors and also provides indemnities that protect the counterparties to these contracts in the event they suffer damages as a result of a breach of such representations and warranties or in certain other circumstances relating to the sale of securities or their engagement by the Company.

While the Company's future obligations under certain agreements may contain limitations on liability for indemnification, other agreements do not contain such limitations and under such agreements it is not possible to predict the maximum potential amount of future payments due to the conditional nature of the Company's obligations and the unique facts and circumstances involved in each particular agreement. Historically, payments made by the Company under any of these indemnities have not had a material effect on the Company's business, financial condition, results of operations or cash flows. Additionally, the Company does not believe that any amounts that it may be required to pay under these indemnities in the future will be material to the Company's business, financial position, results of operations or cash flows.

Legal Matters

The Company currently is involved in a variety of legal matters that arise in the normal course of business. Based on information currently available, management does not believe that the ultimate resolution of these matters, including the matters described or referred to in the next paragraphs will have a material effect on the Company's financial condition, results of operations or cash flows. However, because of the nature and inherent uncertainties of litigation, should the outcome of these actions be unfavorable, the Company's business, consolidated financial position, results of operations or cash flows could be materially and adversely affected.

Securities Class Action Litigation

During the period July 5, 2001 through July 27, 2001, the Company was named as a defendant in three shareholder class action lawsuits that were filed in federal court in New York City against the Company and certain of its former officers, current and former directors and the underwriters for the Company's initial public offering. The lawsuits allege violations of the federal securities laws and have been docketed in the U.S. District Court for the Southern District of New York as: *Abrams v. ON Semiconductor Corp., et al., C.A. No 01-CV-6114; Breuer v. ON Semiconductor Corp., et al., C.A. No. 01-CV-6287; and Cohen v. ON Semiconductor Corp., et al.,* C.A. No. 01-CV-6942 ("District Court"). On April 19, 2002, the plaintiffs filed a single consolidated amended complaint that supersedes the individual complaints originally filed. The amended complaint alleges, among other things, that the underwriters of the Company's initial public offering improperly required their customers to pay the underwriters' excessive commissions and to agree to buy additional shares of the Company's common stock in the aftermarket as conditions of receiving shares in the Company's initial public offering. The amended complaint further alleges that these supposed practices of the underwriters should have been disclosed in the Company's initial public offering prospectus and registration statement. The amended complaint alleges violations of both the registration and antifraud provisions of the federal securities laws and seeks unspecified damages. The Company understands that various other plaintiffs have filed substantially similar class action cases against approximately 300 other publicly-traded companies and their public offering underwriters in New York City, which have all been transferred, along with the case against the Company, to a single federal district court judge for purposes of coordinated case management. The Company believes that the claims against it are without merit and have defended, and intend to continue to defend, the litigation vigorously. The litigation process is inherently uncertain, however, and the Company cannot guarantee that the outcome of these claims will be favorable for it.

On July 15, 2002, together with the other issuer defendants, the Company filed a collective motion to dismiss the consolidated, amended complaints against the issuers on various legal grounds common to all or most of the issuer defendants. The underwriters also filed separate motions to dismiss the claims against them. In addition, the parties have stipulated to the voluntary dismissal without prejudice of the Company's individual former officers and current and former directors who were named as defendants in the Company's litigation, and they are no longer parties to the litigation. On February 19, 2003, the District Court issued its ruling on the motions to dismiss filed by the underwriter and issuer defendants. In that ruling the District Court granted in part and denied in part those motions. As to the claims brought against the Company under the antifraud provisions of the securities laws, the District Court dismissed all of these claims with prejudice, and refused to allow plaintiffs the opportunity to re-plead these claims. As to the claims brought under the registration provisions of the securities laws, which do not require that intent to defraud be pleaded, the District Court denied the motion to dismiss these claims as to the Company and as to substantially all of the other issuer defendants as well. The District Court also denied the underwriter defendants' motion to dismiss in all respects.

In June 2003, upon the determination of a special independent committee of the Company's Board of Directors, the Company elected to participate in a proposed settlement with the plaintiffs in this litigation. Had it been approved by the District Court, this proposed issuer settlement would have resulted in the dismissal, with prejudice, of all claims in the litigation against the Company and against any of the other issuer defendants who elected to participate in the proposed settlement, together with the current or former officers and directors of participating issuers who were named as individual defendants. This proposed settlement was conditioned on, among other things, a ruling by the District Court that the claims against the Company and against the other issuers who had agreed to the settlement would be certified for class action treatment for purposes of the proposed settlement, such that all investors included in the proposed classes in these cases would be bound by the terms of the settlement unless an investor opted to be excluded from the settlement in a timely and appropriate fashion.

On December 5, 2006, the U.S. Court of Appeals for the Second Circuit ("Court of Appeals") issued a decision in *In re Initial Public Offering Securities Litigation* that six purported class action lawsuits containing allegations substantially similar to those asserted against the Company could not be certified as class actions due, in part, to the Court of Appeals' determination that individual issues of reliance and knowledge would predominate over issues common to the proposed classes. On January 8, 2007, the plaintiffs filed a petition seeking rehearing *en banc* of this ruling. On April 6, 2007, the Court of Appeals denied the plaintiffs' petition for rehearing of the Court of Appeals' December 5, 2006 ruling. The Court of Appeals, however, noted that the plaintiffs remained free to ask the District Court to certify classes different from the ones originally proposed which might meet the standards for class certification that the Court of Appeals articulated in its December 5, 2006 decision. In light of the Court of Appeals' December 5, 2006 decision regarding certification of the plaintiffs' claims, the District Court entered an order on June 25, 2007 terminating the proposed settlement between the plaintiffs and the issuers, including the Company.

On August 14, 2007, the plaintiffs filed amended complaints in the six focus cases. The issuer defendants and the underwriter defendants separately moved to dismiss the claims against them in the amended complaints in the six focus cases. On March 26, 2008, the District Court issued an order in which it denied in substantial part the motions to dismiss the amended complaints in the six focus cases.

In February 2009, an agreement-in-principle to settle the litigation in its entirety was reached, which agreement will be subject to negotiation, filing with the District Court of definitive settlement documents, and final approval by the District Court. While the Company can make no assurances or guarantees as to the outcome of these proceedings, it believes that the final result of this action will have no material effect on its consolidated financial position, results of operations or cash flows.

Intellectual Property Matters

The Company faces risk to exposure from claims of infringement of the intellectual property rights of others. In the ordinary course of business, the Company receives letters asserting that its products or components breach another party's rights. These threats may seek that the Company make royalty payments, that it stop use of such rights, or other remedies. The Company was in binding arbitration on one such claim under an existing license agreement. The arbitration hearing occurred late last year and the panel issued an Interim Reasoned Award on March 20, 2008 containing a final decision and ruling that none of the Company's accused products infringed the asserted patent. Per the terms of the license agreement, this decision is binding and non-appealable. However, on April 10, 2008, the other party filed a motion with the panel to reconsider its decision on the merits, which the Company opposed as being impermissible and procedurally improper. On May 1, 2008, the panel issued its decision and order denying the other party's motion to reconsider the Interim Reasoned Award. On May 19, 2008, the Company filed a motion to recover its costs, arbitrators' fees, and attorneys' fees. On July 11, 2008, the panel issued a decision in the Company's favor and ordered the other party to pay the Company substantially all of its costs and fees. On June 20, 2008, the other party filed petitions to vacate in part the panel's Interim Reasoned Award. One petition was filed in Arizona State Court and the other petition was filed in Arizona Federal District Court. On August 15, 2008, the Company filed a counter-petition in state court to confirm the panel's July 11, 2008 ruling. On August 29, 2008, the other party filed an amended petition in state court to stay all proceedings there pending the federal court's decision on jurisdiction, which petition was subsequently granted on October 16, 2008. The Company believes both petitions filed by the other party are without merit. On January 30, 2009, the Company entered into a settlement agreement with the other party who agreed to pay the Company the costs and fees awarded by the panel. The parties filed stipulations to dismiss in both the state and federal courts, which stipulations to dismiss were granted with prejudice by the state court on February 4, 2009 and by the federal court on February 5, 2009 bringing this matter to a close.

On April 18, 2008, LSI Logic Corporation ("LSI") and Agere Systems Inc. ("Agere") (which was acquired by LSI in 2007) filed a new patent infringement action with the U.S. International Trade Commission ("ITC") naming 18 semiconductor companies including the Company. LSI and Agere also filed a parallel patent infringement lawsuit against the same companies in the Federal District Court in the Eastern District of Texas. LSI and Agere are seeking an injunction and damages in an unspecified amount relating to such alleged infringement. The patent relates to semiconductor wafer processing. The Company believes that we are already licensed to the asserted patent through pre-existing patent license agreements with LSI and Agere, and that these licenses cover all of the Company's relevant wafer operations. LSI and Agere have agreed with the Company's assertion that the Company is already licensed and the Company is completing discussions on a settlement agreement which would dismiss it from both the ITC action and the lawsuit.

Prior to the acquisition of AMIS by us on March 17, 2008, on July 19, 2007, AMIS was served with an amended complaint filed against its operating company, AMI Semiconductor, Inc., and its Belgian subsidiary, AMI Semiconductor Belgium B.V.B.A., by PowerDsine, Inc., and PowerDsine, Ltd., subsidiaries of Microsemi Corporation ("PowerDsine"), in the United States District Court for the Southern District of New York related to AMIS's recently announced power-over-Ethernet ("PoE") Power Sourcing Equipment ("PSE") application specific integrated circuit products custom-designed for Broadcom Corporation. The complaint alleged that AMIS breached the terms of a nondisclosure agreement between the parties and that AMIS interfered with a

PowerDsine, Ltd. employment contract with a former employee who left PowerDsine and came to work for AMIS. This second claim was later dismissed by PowerDsine on August 10, 2007. In the complaint, PowerDsine seeks injunctive relief and damages in excess of $150 million. AMIS has denied PowerDsine's claims and has filed counterclaims against PowerDsine and Microsemi for defamation. In December 2008, the district court held on summary judgment that PowerDsine and Microsemi's statements did not constitute defamation under California state law (where the statements by Microsemi were made). Also in December 2008, the parties participated in a mandatory mediation with a federal Magistrate Judge for the Southern District of New York, but arrived at no settlement. Discovery in the case is complete and the trial began in New York on February 2, 2009 and was scheduled to be completed by February 13, 2009. On February 10, 2009, the district court judge suspended trial until March 23, 2009 to allow for further mediation in an effort to resolve the dispute. The Company believes that the resolution of this matter will not have a material adverse effect on our consolidated financial position, results of operations or cash flow.

Prior to the acquisition of AMIS by the Company on March 17, 2008, in January 2003, Ricoh Company, Ltd. ("Ricoh") filed in the U.S. District Court for the District of Delaware a complaint against AMIS and other parties alleging infringement of a patent owned by Ricoh. The case has been transferred to the U.S. District Court for the Northern District of California. Ricoh is seeking an injunction and damages in an unspecified amount relating to such alleged infringement. The patents relate to certain methodologies for the automated design of custom semiconductors. The case was scheduled to go to trial in March 2007; however, in December 2006 the court issued an order staying the case pending a re-examination proceeding filed by Synopsys, Inc. ("Synopsys") before the U.S. Patent & Trademark Office ("PTO") challenging the validity of the patent claims at issue in this case. Since that time, Synopsys has filed a total of three re-examination petitions with the PTO challenging the validity of the claims at issue. The PTO granted all three petitions and consolidated all three re-examinations into one proceeding before a single examiner. In April 2008, the court lifted the stay despite the ongoing reexamination proceedings in the PTO which proceedings were subsequently completed in September 2008 and the PTO issued a final rejection of all claims in the asserted patent over prior art. Ricoh has filed a notice of appeal with PTO and has until February 24, 2009 to file its appeal brief. Additionally, in September 2008 the court granted defendants request to refile its summary judgment motion on non-infringement that had been vacated as moot when the stay was imposed in December 2006. A hearing on defendants' motion for summary judgment was scheduled for January 30, 2009 but was cancelled by the judge who instead told both parties that he would issue his order without holding a hearing. The Company is currently awaiting the judge's order. The Company believes that the asserted claims are without merit, and even if meritorious, that the Company will be indemnified against damages by Synopsys, and that resolution of this matter will not have a material adverse effect on the its consolidated financial position, results of operations, financial condition or cash flows.

Note 16: Related Party Transactions

As described in Note 1 "Background and Basis of Presentation", on August 4, 1999, certain related transactions were effected pursuant to an agreement among the Company, SCI LLC and TPG. As of December 31, 2006, TPG owned approximately 33%, or 95.4 million shares, of the Company's outstanding shares of common stock. During the year ended December 31, 2007, TPG sold all its remaining shares of the Company's common stock.

In connection with the amendment to the Company's senior bank facilities in August 2001, any management fees payable to TPG or its affiliates by the Company will not accrue and not be payable in cash until the Company's quarterly financial statements demonstrate that certain financial ratios have been achieved. TPG subsequently agreed that these fees will not accrue during the period in which the Company was not permitted to pay such fees in cash. During 2004, no TPG management fee was paid or accrued. During the fourth quarter of 2004, the Company met the requisite conditions under its amended debt agreements to allow for such annual management fee to resume. However, no services were performed by TPG during the fourth quarter of 2004, and accordingly no annual management fees were accrued for or paid during the year. Subsequent to December 31, 2004, TPG waived the right to any future management fee subject to the Company paying certain costs and expenses associated with a resale shelf registration statement of the Company's common stock presently owned by TPG.

During 2007, the Company incurred $0.2 million of costs and expenses on behalf of TPG in connection with prospectus supplements and private offerings for the sale of approximately 95.4 million shares of the Company's stock, which were owned by TPG, as described in Note 9 "Common Stock, Treasury Stock and Net Income Per Share".

During 2007 and 2006 the Company repurchased common stock from TPG, as described in Note 10: "Common Stock, Treasury Stock and Net Income (Loss) Per Share."

Note 17: Supplemental Disclosure of Cash Flow Information

The Company's non-cash financing activities and cash payments for interest and income taxes are as follows (in millions):

	Year ended December 31,		
	2008	2007	2006
Non-cash investing activities:			
Common stock issued for purchase of business	$1,045.3	$ —	$ —
Non-cash financing activities:			
Equipment acquired through capital leases	$ 56.6	$ 5.6	$ 58.2
Cash (received) paid for:			
Interest income	$ (6.9)	$(13.1)	$(11.9)
Interest expense	34.6	34.1	47.8
Income taxes	3.4	4.6	(0.7)

For the year ended December 31, 2008, purchases of property, plant and equipment did not include $36.9 million of purchases that remained unpaid in accounts payable as of December 31, 2008.

Note 18: Segment Information

The Company is organized into five primary operating segments, which also represent five reporting segments: automotive and power regulation, computing, digital and consumer, standard products (which includes products that are sold in many different end-markets) and custom and foundry product group. Each of the Company's major product lines has been examined and each product line has been assigned to a segment, as illustrated in the table below, based on the Company's operating strategy. Because many products are sold into different end markets, the total revenue reported for a segment is not indicative of actual sales in the end market associated with that segment, but rather is the sum of the revenue from the product lines assigned to that segment. The Company's manufacturing services and custom products segment includes parts manufactured for other semiconductor companies, principally in the Gresham, Oregon facility as well as custom products from our acquisition of AMIS. These segments represent the Company's view of the business and as such are used to evaluate progress of major initiatives.

Automotive & Power Regulation	Computing Products	Digital & Consumer Products	Standard Products	Custom and Foundry Product Group
AC-DC Conversion	Low & Medium MOSFET	Analog Switches	Bipolar Power	Manufacturing Services
Analog Automotive	Power Switching	Filters	Thyristor	Custom Products
DC-DC Conversion	Signal & Interface	Low Voltage	Small Signal	
Rectifier			Zener	
Auto Power			Protection	
LDO & Vregs			High Frequency	
			Standard Logic	
			Memory Products	

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on income or loss from operations before interest, nonrecurring gains and losses, foreign exchange gains and losses, income taxes, restructuring, asset impairments and other, net, goodwill impairment and certain other unallocated manufacturing and operating expenses.

The Company's wafer manufacturing facilities fabricate integrated circuits for all business units as necessary and their operating costs are reflected in the segments' cost of revenues on the basis of product costs. Because operating segments are generally defined by the products they design and sell, they do not make sales to each other. The Company does not discretely allocate assets to its operating segments, nor does management evaluate operating segments using discrete asset information. From time to time the Company reassesses the alignment of its product families and devices to its operating segments and may move product families or individual devices from one operating segment to another.

In addition to the operating and reporting segments mentioned above, the Company also operates global operations, sales and marketing, information systems, finance and administration groups that are led by vice presidents who report to the Chief Executive Officer. A portion of the expenses of these groups are allocated to the segments based on specific and general criteria and are included in the operating results reported below. The Company does not allocate income taxes or interest expense to its operating segments as the operating segments are principally evaluated on operating profit before interest and taxes. Additionally, restructuring, asset impairments and other, net and certain other manufacturing and operating expenses, which includes corporate research and development costs, unallocated inventory reserves and miscellaneous nonrecurring expenses, are not allocated to any segment.

Revenues, gross profit and operating income for the Company's reportable segments for the years ended December 31, 2008, 2007, and 2006 are as follows (in millions):

	Automotive & Power Regulation	Computing Products	Digital & Consumer Products	Standard Products	Custom and Foundry Product Group	Total
Year ended December 31, 2008:						
Revenues from external customers	$432.5	$430.7	$176.8	$488.5	$526.3	$2,054.8
Segment gross profit	$167.4	$156.9	$ 92.9	$196.4	$175.6	$ 789.2
Segment operating income	$ 78.5	$ 61.3	$ 49.7	$111.0	$ 3.8	$ 304.3
Year ended December 31, 2007:						
Revenues from external customers	$436.9	$356.5	$178.5	$497.9	$ 96.4	$1,566.2
Segment gross profit (loss)	$170.4	$134.0	$ 97.5	$212.3	$ (2.8)	$ 611.4
Segment operating income (loss)	$ 78.8	$ 62.8	$ 52.2	$138.0	$ (5.4)	$ 326.4
Year ended December 31, 2006:						
Revenues from external customers	$418.2	$347.3	$160.5	$505.2	$100.6	$1,531.8
Segment gross profit	$176.8	$128.4	$ 83.2	$212.9	$ 18.9	$ 620.2
Segment operating income	$ 91.1	$ 66.4	$ 37.7	$135.5	$ 17.3	$ 348.0

Depreciation and amortization expense is included in segment operating income. Reconciliations of segment information to financial statements for the years ended December 31, 2008, 2007 and 2006 are as follows (in millions):

	Year Ended December 31, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006
Gross profit for reportable segments	$ 789.2	$611.4	$620.2
Unallocated amounts:			
Other unallocated manufacturing costs	(43.7)	(20.9)	(31.2)
Gross profit	$ 745.5	$590.5	$589.0
Operating income for reportable segments	$ 304.3	$326.4	$348.0
Unallocated amounts:			
Restructuring and other charges	(26.2)	(3.0)	6.9
Goodwill impairment	(544.5)	—	—
Other unallocated manufacturing costs	(43.7)	(20.9)	(31.2)
Other unallocated operating expenses	(55.8)	(25.3)	(6.7)
Operating income	$(365.9)	$277.2	$317.0

Certain operating expenses are not allocated to reportable segments. The increase in other unallocated operating expenses from $25.3 million in 2007 to $55.8 million in 2008 was primarily due to incremental research and development expenses in our Gresham wafer fabrication facility and the one time write offs of in-process research and development associated with our acquisitions of AMIS and Catalyst. The increase in other unallocated operating expenses from $6.7 million in 2006 to $25.3 million in 2007 was primarily due to increased costs to develop new products in our Gresham wafer fabrication facility that impact all reportable segments.

The Company operates in various geographic locations. Sales to unaffiliated customers have little correlation with the location of manufacturers. It is, therefore, not meaningful to present operating profit by geographic location. The Company conducts a substantial portion of its operations outside of the United States and is subject to risks associated with non-U.S. operations, such as political risks, currency controls and fluctuations, tariffs, import controls and air transportation.

Revenues by geographic location, including local sales and exports made by operations within each area, based on shipments from the respective country and are summarized as follows (in millions):

	Year ended December 31,		
	2008	2007	2006
Hong Kong	$ 775.5	$ 666.4	$ 546.5
United States	502.7	361.5	393.4
The Other Asia/Pacific	253.1	149.7	199.5
United Kingdom	204.8	228.9	228.0
Belgium	158.5	—	—
Singapore	157.9	148.6	160.6
The Other Americas	2.0	11.1	3.6
The Other Europe	0.3	—	0.2
	$2,054.8	$1,566.2	$1,531.8

Property, plant and equipment by geographic location is summarized as follows (in millions):

	December 31,		
	2008	2007	2006
United States	$195.7	$161.0	$169.7
China	117.5	118.1	105.5
Europe	114.9	117.6	101.9
Malaysia	109.9	97.5	91.0
The Other Asia/Pacific	106.3	52.2	40.0
Japan	77.4	66.4	66.6
Belgium	45.9	—	—
The Other Americas	3.2	2.1	3.4
	$770.8	$614.9	$578.1

Sales to one customer accounted for approximately 11% of the Company's revenues during 2008, 2007 and 2006, respectively.

ON SEMICONDUCTOR CORPORATION

SUPPLEMENTARY DATA
SELECTED QUARTERLY DATA (UNAUDITED)

Consolidated quarterly financial information for 2008 and 2007 follows (in millions, except per share data):

	Quarter ended 2008			
	March 28	June 27	September 26	December 31
Revenues	$421.9	$562.7	$581.5	$ 488.7
Gross profit	146.6	191.6	221.6	185.7
Net income (loss)	20.8	44.6	61.2	(506.7)
Diluted net income (loss) per common share	$ 0.07	$ 0.11	$ 0.15	$ (1.24)

	Quarter ended 2007			
	March 30	June 29	September 28	December 31
Revenues	$374.2	$381.2	$402.9	$ 407.9
Gross profit	136.6	146.0	155.6	152.3
Net income	54.0	63.3	63.8	61.1
Diluted net income per common share	$ 0.18	$ 0.21	$ 0.20	$ 0.20

ON SEMICONDUCTOR CORPORATION

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
(in millions)

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions/ Writeoffs	Balance at End of Period
Allowance for doubtful accounts					
Year ended December 31, 2006	$ 4.4	$ 0.7	$ —	$ —	$ 5.1(1)
Year ended December 31, 2007	$ 5.1	$ (1.6)	$ —	$ —	$ 3.5
Year ended December 31, 2008	$ 3.5	$ 2.8	$ 3.9(5)	$ —	$ 10.2
Allowance for deferred tax assets					
Year ended December 31, 2006	$669.2	$ (4.2)	$ —	$ —	$665.0
Year ended December 31, 2007	$665.0	$(45.7)	$ —	$ —	$619.3
Year ended December 31, 2008	$619.3	$ 39.3	$11.6(4)	$ —	$670.2
Allowance for tax receivables					
Year ended December 31, 2006	$ 9.3	$ —	$ 0.4(2)	$(6.7)(3)	$ 3.0
Year ended December 31, 2007	$ 3.0	$ —	$ 0.1(2)	$(3.1)(3)	$ —
Year ended December 31, 2008	$ —	$ —	$ —	$ —	$ —

(1) The allowance for doubtful accounts as of December 31, 2006 includes $0.3 million of reserves against receivables that were collected during 2007 and were included in other assets on the consolidated balance sheet as of December 31, 2006.

(2) Represents the change due to fluctuations of foreign currency values.

(3) Represents the reversal of allowance for tax receivables against certain foreign income tax and research and development tax receivables.

(4) Represents a change of $1.4 million due to fluctuations of foreign currency values as well as a charge of $13.0 million to goodwill for Deferred tax assets acquired from AMIS and Catalyst.

(5) Represents the balance of allowance for doubtful accounts of $3.8 million and $0.1 million from the acquisitions of AMIS and Catalyst, respectively.

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Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, Keith D. Jackson, certify that:

1. I have reviewed this annual report on Form 10-K of ON Semiconductor Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 27, 2009

/s/ KEITH D. JACKSON

Keith D. Jackson
Chief Executive Officer

Exhibit 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, Donald A. Colvin, certify that:

1. I have reviewed this annual report on Form 10-K of ON Semiconductor Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 27, 2009

/s/ DONALD A. COLVIN

Donald A. Colvin
Chief Financial Officer

Exhibit 32.1

Certification

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code)

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), each of the undersigned officers of ON Semiconductor Corporation, a Delaware corporation ("Company"), does hereby certify, to such officer's knowledge, that:

The Annual Report on Form 10-K for the fiscal year ended December 31, 2008 ("Form 10-K") of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Form10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: February 27, 2009

/s/ KEITH D. JACKSON
Keith D. Jackson
President and Chief Executive Officer

Dated: February 27, 2009

/s/ DONALD A. COLVIN
Donald A. Colvin
Executive Vice President and
Chief Financial Officer

(A signed original of this written statement required by Section 906 has been provided to ON Semiconductor Corporation and will be retained by ON Semiconductor Corporation and furnished to the Securities and Exchange Commission or its staff upon request.)

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Vilvoorde
Oudenaarde
Limerick
Paris
Munich
Toulouse
Roznov
Piestany/Bratislava
Brno
Marin
Bucharest
Sofia
Portland
Gresham
Twain Harte
Silicon Valley
Pocatello
American Fork
Longmont
Co Springs
Plano
Austin
Phoenix
Waterloo
Lower Gwynedd
East Greenwich
Pyeong/Seoul
Aizu
Leshan
Shanghai
Hong Kong
Taipei
Hsin-Chu City
Carmona
Calamba
Bangkok
Seremban
Design & Manufacturing
Design/Solutions Engineering Center
Manufacturing









ON Semiconductor — Multiple Manufacturing, Design and Solutions Engineering Center Locations Worldwide

ON SEMICONDUCTOR BOARD OF DIRECTORS‡

J. Daniel McCranie *(Chairman)*
Executive Chairman
Virage Logic Corporation

Francis P. Barton
Former Chief Financial Officer and Director
UTStarcom, Inc

Curtis J. Crawford
Founder, President and Chief Executive Officer
XCEO, Inc.

Emmanuel T. Hernandez
Former Chief Financial Officer
SunPower Corporation

Phillip D. Hester
Former Chief Technology Officer
Advanced Micro Devices, Inc.
Current Technology Consultant

Keith D. Jackson
President, Chief Executive Officer and Director
ON Semiconductor Corporation

Daryl A. Ostrander
Former Senior Vice President, Manufacturing and Technology, Advanced Micro Devices, Inc.
Current Owner of Ostrander Holdings, LLC

Robert H. Smith
Former Executive Vice President, Finance and Administration, Chief Financial Officer and Director, Novellus Systems Inc

EXECUTIVE OFFICERS‡

Keith D. Jackson*
President, Chief Executive Officer and Director

Donald A. Colvin*
Executive Vice President, Chief Financial Officer and Treasurer

Robert C. Mahoney*
Executive Vice President, Sales and Marketing

W. John Nelson*
Executive Vice President and Chief Operating Officer

G. Sonny Cave*
Senior Vice President, General Counsel, Chief Compliance and Ethics Officer and Secretary

William M. Hall*
Senior Vice President and General Manager, Standard Products Group

Robert A. Klosterboer*
Senior Vice President and General Manager, Digital and Mixed-Signal Products Group

William A. Schromm*
Senior Vice President and General Manager, Computing and Consumer Products Group

Michael A. Williams*
Senior Vice President and General Manager, Automotive and Power Group

CORPORATE HEADQUARTERS

ON Semiconductor Corporation
5005 East McDowell Road
Phoenix, AZ 85008 USA
602.244.6600 (tel)
www.onsemi.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP
1850 North Central Avenue, Suite 700
Phoenix, AZ 85004 USA
602.364.8000 (tel)
www.pwc.com

TRANSFER AGENT & REGISTRAR

Computershare Investor Services LLC
250 Royall Street
Canton, MA 02021 USA
312.360.5175 (tel)
www.computershare.com

CERTAIN FORWARD LOOKING STATEMENTS

This Annual Report includes "forward-looking statements," as that term is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included or incorporated in this Annual Report could be deemed forward-looking statements, particularly statements about our plans, strategies and prospects under the headings "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and "Letter to Stockholders." Forward-looking statements are often characterized by the use of words such as "believes," "estimates," "expects," "projects," "may," "will," "intends," "plans," or "anticipates," or by discussions of strategy, plans or intentions. All forward-looking statements in this Annual Report are made based on our current expectations and estimates, and involve risks, uncertainties and other factors that could cause results or events to differ materially from those expressed in forward-looking statements. Among these factors are, as discussed more below, our revenues and operating performance, poor economic conditions and markets (including the current credit and financial conditions), the cyclical nature of the semiconductor industry, changes in demand for our products, changes in inventories at our customers and distributors, technological and product development risks, availability of raw materials, competitors' actions, pricing and gross margin pressures, loss of key customers, order cancellations or reduced bookings, changes in manufacturing yields, control of costs and expenses, significant litigation, risks associated with acquisitions and dispositions, risks associated with our substantial leverage and restrictive covenants in our debt agreements, risks associated with our international operations, the threat or occurrence of international armed conflict and terrorist activities both in the United States and internationally, risks and costs associated with increased and new regulation of corporate governance and disclosure standards (including pursuant to Section 404 of the Sarbanes-Oxley Act of 2002), and risks involving environmental or other governmental regulation. Additional factors that could affect our future results or events are described from time to time in our Securities and Exchange Commission reports. See in particular the description of trends, risks and uncertainties that is set forth within this Annual Report under the heading "Risk Factors" and similar disclosures in subsequently filed or provided reports. If any of these trends, risks or uncertainties actually occurs or continues, our business, financial condition or operating results could be materially adversely affected, the trading prices of our securities could decline, and you could lose all or part of your investment. Readers are cautioned not to place undue reliance on forward-looking statements. We assume no obligation to update such information.

STOCK LISTING

Our common stock is currently traded on the NASDAQ Global Select Market under the symbol ONNN.

INVESTOR RELATIONS

Current and prospective ON Semiconductor investors can receive the Annual Report, Proxy Statement, 10-K (without certain exhibits which are excluded from this Annual Report pursuant to SEC rules), 10-Qs, current reports on Form 8-K, earnings announcements and other publications without charge by going to the Investor Relations section of the ON Semiconductor website at www.onsemi.com or by contacting Investor Relations at our corporate headquarters.

Office of Investor Relations

5005 East McDowell Road, M/D-C302
Phoenix, AZ 85008 USA
602.244.3437 (tel)
investor@onsemi.com

COMPLIANCE AND ETHICS

ON Semiconductor has a Compliance and Ethics Program designed to prevent and detect violations of its Code of Business Conduct, other standards of conduct and the law. If you have a concern of this nature, you may report it anonymously or otherwise by using any of the following means:

Telephone: Calling the Compliance and Ethics Hotline telephone number at 800.243.0186 from the U.S., Bermuda or Puerto Rico, or, if you are outside of these areas, calling (i) AT&T country access code +800.243.0186 if you are dialing from an analog telephone or (ii) AT&T country access code +##800.243.0186, if you are dialing from a digital telephone; if you are outside the U.S. you may also call 602.244.3839.

Mail: Attn: G. Sonny Cave, Chief Compliance and Ethics Officer

ON Semiconductor Law Department
5005 E. McDowell Road, M/D-A700
Phoenix, AZ 85008 USA

Email the Chief Compliance and Ethics Officer at: sonny.cave@onsemi.com

CORE VALUES STATEMENT

ON Semiconductor is a performance based company, committed to profitable growth, world class operating results, benchmark quality, and delivery of superior customer and shareholder value. ON Semiconductor employees must all practice core values (integrity, respect and initiative) to make the company a great place to work.

DIVERSITY STATEMENT

ON Semiconductor's approximate 14,172 employees worldwide reflect the diverse richness of many cultures. ON Semiconductor and its employees are committed to building a high performance work environment in which individual differences are respected and valued, opening the way for more participation and greater job success for all employees. This diversity is a source of competitive strength and all employees are expected to encourage diversity and demonstrate sensitivity and respect for everyone.

ANNUAL MEETING

The Annual Meeting of Stockholders will be held on Wednesday, May 20, 2009 at 8:30 AM (local time) at our corporate headquarters, located at 5005 East McDowell Road, Phoenix, AZ 85008.

** Officer of both ON Semiconductor Corporation and its main operating company, Semiconductor Components Industries, LLC (SCILLC).*
‡ This information is as of March 16, 2009 and for certain executive officers of ON Semiconductor Corporation reflects updated titles, as applicable, related to a recent organizational change.



ON Semiconductor®

5005 East McDowell Road, Phoenix, Arizona 85008 USA

www.onsemi.com